Exhibit 99.1

[***] Certain information in this document has been omitted from this exhibit because it is both (i) not material and (ii) the type of information that the Registrant treats as private or confidential.

EXECUTION VERSION

AMENDED AND RESTATED GLOBAL CO-DEVELOPMENT AND CO-COMMERCIALIZATION AGREEMENT

by and between
BIONTECH US, INC.
and
BRISTOL-MYERS SQUIBB COMPANY
and, solely for the purposes of Section 10.1 through Section 10.4,
BIONTECH SE

Page

ARTICLE 1 DEFINITIONS    2
ARTICLE 2 OVERVIEW    38
2.1    Overview    38
ARTICLE 3 DEVELOPMENT    39
3.1    Development Plans.    39
3.2    [***]    [***]
3.3    Exploratory Indications.    41
3.4    Joint Development Costs    42
3.5    Independent Development    44
3.6    Updates and Amendments to the Joint Development Plan    52
3.7    Information Sharing For Directly Competitive Assets.    53
3.8    Lead Development Party Activities under the Joint Development Plan; Activities under Independent Plans    54
3.9    Performance    55
3.10    Records and Reports    55
3.11    Combinations with Third Party Products    57
3.12    Safety Issues.    60
3.13    [***]    [***]
3.14    Combination Products.    61
ARTICLE 4 REGULATORY MATTERS    62
4.1    Marketing Authorization; IND    62
4.2    Regulatory Interactions and Cooperation    63
4.3    Global Safety Database..    65
4.4    PV Agreement. .    65
4.5    Pricing and Reimbursement Matters    66
4.6    Regulatory Documentation for Proprietary Collaboration Assets    68
4.7    Recalls    69
4.8    Regulatory Data Sharing    70
ARTICLE 5 COMMERCIALIZATION    71
5.1    Overview    71
5.2    Global Commercialization Strategy    71

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(continued)
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5.3    Co-Commercialization Plan    71
5.4    Market Access Plan    73
5.5    Pricing Impact Matters    73
5.6    Parallel Imports/Exports     73
5.7    LMICs    73
5.8    Joint Commercialization Costs     73
5.9    BioNTech Commercialization Build-Up    74
5.10    Booking of Sales[***]    75
5.11    Promotional Materials    76
5.12    Detailing.    78
5.13    Promotion of Licensed Product    78
5.14    Sales Representatives; Sales Training    78
5.15    Unsolicited Requests for Medical Information    79
5.16    Reports    79
ARTICLE 6 DILIGENCE    79
6.1    Obligations    79
ARTICLE 7 MANUFACTURING AND SUPPLY    80
7.1    Manufacture Generally    80
7.2    Joint Manufacturing Plan    80
7.3    Manufacturing Technology Transfers    81
7.4    Clinical Supply of Licensed Antibodies and Licensed Products    82
7.5    Commercial Supply of Licensed Products    84
7.6    Compliance for Licensed Antibodies and Licensed Products.    86
7.7    Audits of Manufacturing Facilities    87
7.8    Changes to Specifications and Manufacturing Process for Licensed Antibody or Licensed Product    88
7.9    Supply of Proprietary Asset for Proprietary Combination Therapy    88
7.10    Supply by Affiliates.    89
ARTICLE 8 GOVERNANCE    89
8.1    Joint Steering Committee.    89
8.2    Joint Development Committee    90
8.3    Joint Manufacturing Committee    92

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(continued)
Page

8.4    Joint Commercialization Committee    94
8.5    Joint Finance Committee    96
8.6    Working Groups    97
8.7    General Provisions Applicable to Committees and Working Groups    99
8.8    Discontinuation; Disbandment    106
8.9    Alliance Manager    106
8.10    Expenses    106
ARTICLE 9 EXCLUSIVITY    106
9.1    Exclusivity Obligation    106
9.2    Exceptions    107
9.3    ROFN for Next Generation Antibodies    108
ARTICLE 10 FINANCIAL PROVISIONS    111
10.1 Upfront Payment    111
10.2 Maintenance Fees    111
10.3 Development and Regulatory Milestones Payments    111
10.4 Sales Milestones    114
10.5 Net Profit/Loss in the Collaboration Territory    116
10.6 Joint Development Costs    116
10.7    FTE and Out-of-Pocket Costs    117
10.8    No Double Counting of Costs or Expenses or Revenues    117
10.9    Costs other than Allowable Costs    117
10.10    Other Invoiced Amounts    118
10.11    Mode of Payments    118
10.12    Taxes    118
10.13    Interest on Late Payments    120
10.14    Financial Records    120
10.15    Audit    120
10.16    Confidentiality    121
10.17    Right to Offset    121
10.18    Internal BioNTech Payments    121
ARTICLE 11 INTELLECTUAL PROPERTY    122
11.1    Grants to BMS    122

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(continued)
Page

11.2    Grants to BioNTech    123
11.3    Covenants Not to Sue    124
11.4    Sublicenses Rights by Licensee; Further Grants of Licenses by Licensor    125
11.5    Subcontracting.    126
11.6    No Implied Licenses    127
11.7    Confirmatory Patent License; Registration    127
11.8    Technology Transfer to Enable Collaboration    127
11.9    Ownership of Intellectual Property    128
11.10    Control of Intellectual Property    130
11.11    Filing, Prosecution and Maintenance of Patents    131
11.12    Enforcement    135
11.13    Invalidity or Unenforceability Defenses or Actions    138
11.14    Infringement Claims by Third Parties    139
11.15    In-License of Third Party Rights    140
11.16    Trademarks    142
11.17    Patent Challenge    145
ARTICLE 12 REPRESENTATIONS, WARRANTIES AND COVENANTS    146
12.1    Mutual Representations and Warranties.    146
12.2    Additional BioNTech Representations and Warranties    148
12.3    Covenants of BioNTech    155
12.4    No Inconsistent Obligations 158
12.5    Covenants of Each Party    158
12.6    DISCLAIMER OF WARRANTIES    161
ARTICLE 13 INDEMNITY    161
13.1    Indemnification of BioNTech    161
13.2    Indemnification of BMS    161
13.3    Shared Losses    162
13.4    Indemnification Procedures    163
13.5    LIMITATION OF LIABILITY    165
13.6    Insurance    166
ARTICLE 14 TERM AND TERMINATION    167
14.1    Term and Expiration    167

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(continued)
Page

14.2    Termination for Breach    167
14.3    Termination for Convenience    167
14.4    Termination for Safety Issue    167
14.5    Termination for Insolvency    167
14.6    Rights in Bankruptcy    168
14.7    Consequences of Expiration or Termination    169
14.8    Remedies    174
14.9    Accrued Rights; Surviving Obligations    174
ARTICLE 15 MISCELLANEOUS    177
15.1    Force Majeure    177
15.2    Export Control    177
15.3    Assignment; Change of Control    177
15.4    Severability    178
15.5    Notices    178
15.6    Governing Law    179
15.7    Dispute Resolution    180
15.8    Entire Agreement; Amendments    181
15.9    English Language    181
15.10    Equitable Relief    181
15.11    Waiver and Non-Exclusion of Remedies    182
15.12    No Benefit to Third Parties    182
15.13    Further Assurance    182
15.14    Performance by Affiliates    182
15.15    Relationship of the Parties    182
15.16    References    183
15.17    Construction    183
15.18    Counterparts    183
ARTICLE 16 CONFIDENTIALITY AND NON-DISCLOSURE    183
16.1    Obligations    183
16.2    Disclosures Required by Law    187
16.3    Publications    187
16.4    Public Announcements    188

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(continued)
Page

16.5    Use of Name    189
SCHEDULES
Schedule 1.10        BioNTech Existing CMO Agreements
Schedule 1.11        Existing BioNTech In-License Agreements
Schedule 1.16        Existing BioNTech Product Patents
Schedule 1.100(A)    BioNTech Knowledge
Schedule 1.100(B)    BMS Knowledge
Schedule 1.103(A)    BNT327
[***]            [***]
Schedule 3.1.5        Initial Joint Development Plan
[***]            [***]
[***]            [***]
Schedule 3.5.5(A)    Initial BioNTech Independent Development Plan
Schedule 3.5.5(B)    Initial BMS Independent Development Plan
Schedule 3.7    Mechanisms for Competitively Sensitive Information
Schedule 3.9        Animal Care and Use Guidelines
Schedule 3.11        Terms for Third Party Inbound Combination Trial Agreements
[***]            [***]
Schedule 4.2.5    Regulatory Documentation for Independent Trials
Schedule 7.5.4        Commercial Supply Agreement Key Terms
Schedule 8.7.5        Mechanisms for Third Party Agreement Conflict Clearance
[***]            [***]
Schedule 10.12.1    Certain Tax Matters
Schedule 11.5.1    Terms for Third Party Subcontracting Agreements
Schedule 12.2        BioNTech Disclosure Schedules
Schedule 12.2.25    Certain Permitted Assets
Schedule 14.7.2    Additional Joint Trials That May Be Subject to Continued Co-Funding
Schedule 14.7.3    Baseball Arbitration
Schedule 15.7.3(A)    ADR Procedures – AAA Arbitration
Schedule 15.7.3(B)    ADR Procedures – Neutrals
Schedule 16.4        Original Agreement Press Release

-vi-

AMENDED AND RESTATED GLOBAL CO-DEVELOPMENT AND CO-COMMERCIALIZATION AGREEMENT
This Amended and Restated Global Co-Development and Co-Commercialization Agreement (this “Agreement”) is made and entered into as of August 15, 2025 (the “Amended Effective Date”) by and between BioNTech US, Inc., a Delaware corporation with offices at 40 Erie Street, Suite 110, Cambridge, Massachusetts 02139 (“BioNTech”), on the one hand, and Bristol-Myers Squibb Company, a Delaware corporation with offices at Route 206 & Province Line Road, Princeton, New Jersey, 08543 (“BMS”), on the other hand, and solely for the purposes of Section 10.1 through Section 10.4, BioNTech SE, a company organized under the laws of Germany with offices at An der Goldgrube 12, D-55131, Mainz, Germany (“BioNTech SE”). BioNTech and BMS are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS, BioNTech owns or controls certain intellectual property rights with respect to Licensed Antibodies (as defined herein) and Licensed Products (as defined herein) in the Territory (as defined herein);
WHEREAS, BioNTech SE (the Parent (as defined herein) of BioNTech)) and BMS previously entered into that certain Global Co-Development and Co-Commercialization Agreement dated as of June 2, 2025 (the “Original Agreement” and such date, the “Effective Date”);
WHEREAS, following the execution of the Original Agreement, and on the Effective Date, (a) BioNTech SE (i) assigned all of its rights and obligations under the Original Agreement (other than the right to receive the upfront payment, milestones, and maintenance payments) to BioNTech pursuant to that certain Assignment and Assumption Agreement by and between BioNTech SE and BioNTech (the “BioNTech Assignment Agreement”), and (ii) entered into that certain Parent Guarantee dated as of June 2, 2025 between BioNTech SE and BMS (the “BioNTech Parent Guarantee”), and (b) BioNTech SE and BioNTech entered into the Intragroup Agreement (as defined herein); and
WHEREAS, BioNTech and BMS desire to amend and restate the Original Agreement in its entirety and replace the Original Agreement with this Agreement for the Parties to, among other things, continue to (a) collaborate with respect to the global development of Licensed Antibodies and Licensed Products in the Field (as defined herein) and (b) co-commercialize Licensed Products in the Territory.
NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

Article 1
DEFINITIONS
Unless otherwise specifically provided herein, the following terms shall have the following meanings:
1.1“Accounting Standards” means, with respect to a Party or its Affiliates or its Sublicensees (a) United States Generally Accepted Accounting Principles or (b) International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, as applicable, in each case, consistently applied.
1.2“Affiliate” means, with respect to a Party, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Party at any time for so long as such Person controls, is controlled by or is under common control with such Party. For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with” means (a) the possession, directly or indirectly, of the power to direct the management or policies of a Person, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise; or (b) the ownership, directly or indirectly, of 50% or more of the voting securities or other ownership interest of a Person (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity).
1.3“Allowable Expenses” means, [***].
1.4“Ancillary Agreement” means any Clinical Supply Agreement, Commercial Supply Agreement, Distribution Agreement, Co-Promotion Agreement, Good Clinical Practice Quality Agreement, Pharmacovigilance Agreement, the BioNTech Parent Guarantee, the Intragroup Agreement and any other agreement (including quality agreements) entered into by and between the Parties or their Affiliates specifically related to the Development, Manufacture, Commercialization or other Exploitation of a Licensed Antibody or Licensed Product. For clarity, no Third Party shall be a party to an Ancillary Agreement.
1.5“Antibody” means [***].
1.6“Applicable Law” means any federal, state, provincial, local, national or supra-national laws, statutes, rules and regulations, including any rules, regulations, guidelines or other requirements of any Regulatory Authorities or other Governmental Authorities that may be in effect from time to time during the Term and applicable to a particular activity or country or other jurisdiction hereunder.
1.7“BioNTech Collaboration Know-How” means any (a) Know-How (including Development Data) that is first discovered, generated, created, conceived or otherwise made by or on behalf of a Party or any of its Affiliates, whether solely or jointly with the other Party or any of its Affiliates after the Amended Effective Date or at any time thereafter during the Term in the performance of activities under this Agreement (or any Ancillary Agreement), which Know-How solely and specifically relates to any BioNTech Proprietary Collaboration Asset (including the composition, use or method of using, formulation or delivery, or a method of manufacturing, such BioNTech Proprietary Collaboration Asset), but excluding Know-How relating to the use or method of using a BioNTech Proprietary Collaboration Asset in a BioNTech Proprietary Combination Therapy (which shall be Joint Know-How) and (b) any Know-How (including Development Data) that was first discovered, generated, created, conceived or otherwise made solely by or on behalf of BioNTech or any of its Affiliates after the

Effective Date (but prior to the Amended Effective Date) in the performance of activities under the Original Agreement.
1.8“BioNTech Collaboration Patents” means any Patent that is solely directed to or claims any BioNTech Collaboration Know-How.
1.9“BioNTech Collaboration Technology” means the BioNTech Collaboration Know-How and BioNTech Collaboration Patents, as well as BioNTech’s and its Affiliates’ right, title and interest in and to the Joint Know-How and Joint Patents.
1.10“BioNTech Existing CMO Agreements” means those contract manufacturing agreements between BioNTech or its Affiliate(s) and a Third Party set forth on Schedule 1.10.
1.11“BioNTech In-License Agreements” means any Third Party In-License Agreement between BioNTech (or any of its Affiliates, as applicable) and any Third Party pursuant to which such Third Party licenses to BioNTech (or any of its Affiliates, as applicable) any Patents or Know-How included in the BioNTech Product Licensed Technology, including those agreements set forth on Schedule 1.11 (the “Existing BioNTech In-License Agreements”).
1.12“BioNTech Next Generation Antibody Patents” means [***].
1.13“BioNTech Ongoing Clinical Trials” means (a) those Clinical Trials of a Licensed Antibody or Licensed Product being conducted by BioNTech or a BioNTech Third Party Designee under the Original Agreement (i) as set forth in the Interim Joint Development Plan (as defined in the Original Agreement) and (ii) as set forth in the Interim Independent Development Plan (as defined in the Original Agreement), (b) those Clinical Trials of a Licensed Antibody or Licensed Product being conducted by BioNTech or a BioNTech Third Party Designee (i) as set forth in the Initial Joint Development Plan on Part B(II) of Schedule 3.1.5 and (ii) as set forth in the initial BioNTech Independent Development Plan on Schedule 3.5.5(A) and (c) [***]; provided that, in each case of (a), (b) and (c), [***], except as otherwise expressly set forth on Part B(II) of Schedule 3.1.5 or on Schedule 3.5.5(A).
1.14“BioNTech Product Know-How” means all Know-How that: (a) is Controlled by BioNTech or any of its Affiliates as of the Effective Date or at any time thereafter during the Term; and (b) is necessary or reasonably useful for the Development, Manufacture, Commercialization or other Exploitation of any Licensed Antibody or Licensed Product (or any component of any Licensed Antibody or Licensed Product), whether alone or for use in combination with one or more other therapeutic agents, in the Field in the Territory, including any Know-How that (i) is directed to (x) the composition, delivery, manufacture, or formulation of any Licensed Antibody or Licensed Product (or any component of any Licensed Antibody or Licensed Product), (y) the method of use or treatment of any Licensed Antibody or Licensed Product (or any component of any Licensed Antibody or Licensed Product), whether alone or in combination with one or more other therapeutic agents, or (z) any biomarkers, diagnostics (including Companion Diagnostics) or other devices for use in connection with a Licensed Antibody or Licensed Product; or (ii) is related to the Development, Manufacture, Commercialization or other Exploitation of any Licensed Antibody or Licensed Product (or any component of any Licensed Antibody or Licensed Product), whether alone or for use in combination with one or more other therapeutic agents, in the Field in the Territory. For the avoidance of doubt, “BioNTech Product Know-How” excludes any Know-How that is solely and specifically directed to: (A) the composition, delivery, manufacture, or formulation of any therapeutic agent other than any Licensed Antibody; or (B) the method of use or treatment of any therapeutic agent other than any Licensed Antibody, whether alone or in combination with one or more other therapeutic agents (other than in combination, including a combination therapy, with any Licensed Antibody or Licensed Product). “BioNTech Product Know-How” excludes any Joint Know-How and BioNTech Collaboration Know-How.
1.15“BioNTech Product Licensed Technology” means the BioNTech Product Know-How and the BioNTech Product Patents.
1.16“BioNTech Product Patents” means any Patents that (a) are Controlled by BioNTech or any of its Affiliates as of the Effective Date or at any time thereafter during the Term and (b) claim or cover (i) any BioNTech Product Know-How, (ii) any Licensed Antibody or Licensed Product (or any component of any Licensed Antibody or Licensed Product), (iii) the Development, Manufacture, Commercialization or other Exploitation of any Licensed Antibody or Licensed Product (or any component of any Licensed Antibody or Licensed Product), whether alone or for use in combination with one or more other therapeutic agents, in the Field in the Territory, or (iv) any biomarkers, diagnostics (including Companion Diagnostics) or other devices for use in connection with a Licensed Antibody or Licensed Product. For the avoidance of doubt, “BioNTech Product Patents” exclude any Patent that solely and specifically claims: (i) the composition, delivery, manufacture, or formulation of any therapeutic agent other than any Licensed Antibody; or (ii) the method of use or treatment of any therapeutic agent other than any Licensed Antibody, whether alone or in combination with one or more other therapeutic agents (other than in combination, including a combination therapy, with any Licensed Antibody or Licensed Product). “BioNTech Product Patents” excludes any Joint Patent and BioNTech Collaboration Patent. The BioNTech Product Patents include those Patents set forth on Schedule 1.16.
1.17“BioNTech Proprietary Asset” means any compound or product that is owned by, or exclusively or co-exclusively licensed to, BioNTech (or any of its Affiliates), but excluding any (a) Licensed Antibody and Licensed Product, (b) Next Generation Antibody, (c) Competing Antibody and Competing Product, (d) BMS Proprietary Asset, and (e) Third Party Asset. Any BioNTech Proprietary Asset included in a Proprietary Combination Therapy that is Developed hereunder shall be a “BioNTech Proprietary Collaboration Asset”.
1.18“BioNTech Proprietary Asset Marks” means the Trademarks of BioNTech or its Affiliates with respect to any BioNTech Proprietary Collaboration Asset for use in a BioNTech Proprietary Combination Therapy, which BioNTech shall designate in writing to BMS from time to time, including any translation or derivation of any of the foregoing, either alone or in combination with other words, and all marks, trade dress, logos, monograms, domain name registrations and other source identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words.
1.19“BioNTech Third Party Designees” means those Third Party licensors of BioNTech set forth on Schedule 3.1.5 or Schedule 3.5.5(A), in each case, as of the Amended Effective Date, for the purposes of the applicable Clinical Trial set forth on Schedule 3.1.5 or Schedule 3.5.5(A), as applicable.
1.20“Biosimilar Product” means, with respect to a Licensed Product and on a country-by-country basis, a biologic product (a) whose licensing, approval or marketing authorization relies in whole or in part on (i) a prior Marketing Approval granted for such Licensed Product or (ii) any data generated in support of a prior Marketing Approval granted for such Licensed Product; or (b) that is determined by the applicable Regulatory Authority in or for such country to be biosimilar or interchangeable with such Licensed Product, as set forth at 42 USC 262(k)(4) in the United States or other Applicable Law.
1.21“BMS Collaboration Know-How” means any (a) Know-How (including Development Data) that is first discovered, generated, created, conceived or otherwise made by or on behalf of a Party or any of its Affiliates, whether solely or jointly with the other Party or any of its Affiliates after the Amended Effective Date or at any time thereafter during the Term in the performance of activities under this Agreement (or any Ancillary Agreement), which Know-How solely and specifically relates to any BMS Proprietary Collaboration Asset (including the composition, use or method of using, formulation or delivery, or a method of manufacturing, such BMS Proprietary Collaboration Asset), but excluding Know-How relating to the use or method of using a BMS Proprietary Collaboration Asset in a BMS Proprietary Combination Therapy (which shall be Joint Know-How) and (b) any Know-How (including Development Data) that was first discovered, generated, created, conceived or otherwise made solely by or on behalf of BMS or any of its Affiliates after the Effective Date (but prior to the Amended Effective Date) in the performance of activities under the Original Agreement.
1.22“BMS Collaboration Patents” means any Patent that is solely directed to or claims any BMS Collaboration Know-How.
1.23“BMS Collaboration Technology” means the BMS Collaboration Know-How and BMS Collaboration Patents, as well as BMS’s and its Affiliates’ right, title and interest in and to the Joint Know-How and Joint Patents.
1.24“BMS Product Know-How” means [***].
1.25“BMS Product Licensed Technology” means the BMS Product Know-How and the BMS Product Patents.
1.26“BMS Product Patents” means any Patents that (a) are Controlled by BMS or any of its Affiliates as of the Effective Date or at any time thereafter during the Term and (b) claim any BMS Product Know-How. For the avoidance of doubt, “BMS Product Patents” exclude any Patent that solely and specifically claims: (i) the composition, delivery, manufacture, or formulation of any therapeutic agent other than any Licensed Antibody; or (ii) the method of use or treatment of any therapeutic agent other than any Licensed Antibody, whether alone or in combination with one or more other therapeutic agents (other than in combination, including a combination therapy, with any Licensed Antibody or Licensed Product). “BMS Product Patents” excludes any Joint Patent and BMS Collaboration Patent.
1.27“BMS Proprietary Asset” means any compound or product that is owned by, or exclusively or co-exclusively licensed to, BMS (or any of its Affiliates), but excluding any (a) Licensed Antibody and Licensed Product, (b) Next Generation Antibody, (c) Competing Antibody and Competing Product, (d) BioNTech Proprietary Asset, and (e) Third Party Asset. Any BMS Proprietary Asset included in a Proprietary Combination Therapy that is Developed hereunder shall be a “BMS Proprietary Collaboration Asset”.
1.28“BMS Proprietary Asset Marks” means the Trademarks of BMS or its Affiliates with respect to any BMS Proprietary Collaboration Asset for use in a BMS Proprietary Combination Therapy, which BMS shall designate in writing to BioNTech from time to time, including any translation or derivation of any of the foregoing, either alone or in combination with other words, and all marks, trade dress, logos, monograms, domain name registrations and other source identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words.
1.29“BPCI Act” means the Biologics Price Competition and Innovation Act of 2009, as may be amended from time to time, together with any rules, regulations and requirements promulgated thereunder (including all additions, supplements, extensions and modifications thereto).

1.30“Business Day” means any day other than (a) a Saturday, (b) a Sunday, (c) any day on which banks in the State of New York or Mainz, Germany are permitted or required to close by Applicable Law or (d) the nine (9) consecutive calendar days beginning on December 24 through and including January 1 of each Calendar Year, to the extent those days are not included in the foregoing clauses (a), (b) or (c).
1.31“Calendar Quarter” means any period of three calendar months commencing on January 1, April 1, July 1 or October 1, except that the first Calendar Quarter of the Term shall commence on the Amended Effective Date and end on the day immediately prior to the first to occur of January 1, April 1, July 1 and October 1 after the Amended Effective Date, and the last Calendar Quarter shall end on the last day of the Term.
1.32“Calendar Year” means any period of twelve (12) calendar months commencing on January 1 and ending on December 31, except that the first Calendar Year of the Term shall commence on the Amended Effective Date and end on December 31 of the year in which the Amended Effective Date occurs and the last Calendar Year of the Term shall commence on January 1 of the year in which the Term ends and end on the last day of the Term.
1.33“Centralized Approval Procedure” means the procedure through which an MAA filed with the EMA results in a single marketing authorization valid throughout the European Union.
1.34“CEOs” means, respectively, BMS’s Chief Executive Officer (or the officer or employee of BMS then serving in a substantially equivalent capacity) and BioNTech’s Chief Executive Officer (or the officer or employee of BioNTech then serving in a substantially equivalent capacity).
1.35“Change of Control” means, with respect to a Party (or, if such Party is controlled (within the meaning of Section 1.2) directly or indirectly (through one (1) or more intermediaries) by another Person, then alternatively with respect to such other Person (such direct or indirect controlling Person (a “Parent”), as applicable)), a transaction with a Third Party consummating after the Effective Date involving, (a) the acquisition, merger or consolidation, directly or indirectly, of such Party (or, such Parent, as applicable) and, immediately following the consummation of such transaction, the shareholders of such Party (or Parent, as the case may be) immediately prior thereto holding, directly or indirectly, as applicable, shares of capital stock of the surviving or continuing company representing less than fifty percent (50%) of the outstanding shares of such surviving or continuing company, (b) the sale of all or substantially all of the assets or business of such Party (or, such Parent, as the case may be), or (c) a Person, or group of Persons acting in concert, acquiring, directly or indirectly, more than fifty percent (50%) of the voting equity securities or management control of such Party (or, such Parent, as the case may be).
1.36“China” means mainland China, but excluding, for clarity, the Hong Kong Special Administrative Region (SAR), the Macau Special Administrative Region (SAR) and Taiwan.
1.37“Clinical Trials” means any tests and studies in human subjects that are required or permitted by Applicable Law to obtain or maintain any Regulatory Approval for, or to support the pricing, reimbursement or use of, a Licensed Product, including tests or studies that are intended to expand the Product Labeling for a Licensed Product (e.g., Phase 1 Trials, Phase 2 Trials, Phase 3 Trials and Phase 4 Trials).
1.38“CMC” means chemistry, manufacturing and controls.

1.39“CMC Development” means the CMC-related Development activities related to the composition, manufacture, and specification of a Licensed Antibody or the Licensed Product intended to assure the proper identification, quality, purity and strength thereof, including test method development and stability testing, process development, process improvements (improving product robustness or manufacturing efficiencies), drug substance development, process qualification, process and method validation, process scale-up, formulation development, delivery system development, QA and QC development.
1.40“Co-Exclusive” means, as between the licensor Party and the licensee Party, a license that is exclusive to the licensee Party (with the right to grant sublicenses thereof in accordance with Section 11.4.1); provided that the licensor Party reserves full rights for itself to exploit the licensed intellectual property for the licensed purposes (with the right to grant further licenses thereof in accordance with Section 11.4.2).
1.41“COGS” means, [***].
1.42“Collaboration Copyright” means copyright in Promotional Materials (and other content) created in connection with the Development, Manufacturing, Commercialization or other Exploitation of the Licensed Product (a) by or on behalf of a Party or its Affiliate or Sublicensee in the conduct of activities under this Agreement, or (b) jointly by or on behalf of the Parties or their respective Affiliates or Sublicensees in the conduct of activities under this Agreement.
1.43“Combination Product” means a Licensed Product that, in addition to the applicable Licensed Antibody, contains one or more other active ingredients that are not Licensed Antibodies, and in which either (a) all active ingredients are present in a single vial or other single co-formulated form or (b) the active ingredients are in separate dosage forms but are sold together in a single package (or as another single unit) at a single price.
1.44“Combination Therapy” means a therapeutic regimen of the concomitant (i.e., in parallel) or sequential administration of (a) a Licensed Product, on the one hand, in combination with one or more of (b) (i) a BioNTech Proprietary Asset, (ii) a BMS Proprietary Asset or (iii) a Third Party Asset, on the other hand, but in each instance, sold separately (when commercialized) and administered as individual formulations. For clarity, Combination Therapy shall exclude any Combination Product.
1.45“Commercialization” means [***].
1.46“Commercially Reasonable Efforts” means, [***].
1.47“Companion Diagnostic” means, with respect to a Licensed Antibody or Licensed Product, any companion diagnostic test (e.g., any in vitro diagnostic product (as defined in 21 CFR § 809.3(a) or under comparable regulation in jurisdictions outside the United States)), including any diagnostic test that provides information that is essential for the safe and effective use of such Licensed Antibody or Licensed Product, such as to identify patients who may or may not be suitable for treatment with such Licensed Antibody or Licensed Product, or any complementary diagnostic test, including any diagnostic test that aids in the risk-benefit assessments for patients, whether or not such tests are prerequisites for receiving such Licensed Antibody or Licensed Product.
1.48“Competing Antibody” means [***].
1.49“Competing Product” means [***].

1.50“Competitively Sensitive Information” means [***].
1.51“Control” means, with respect to any item of Know-How, regulatory documentation, material, Patent or other intellectual property right, the possession of the right, whether directly or indirectly, and whether by ownership, license, covenant not to sue or otherwise (other than by operation of the license and other grants in this Agreement or the Ancillary Agreements), to grant a license, sublicense or other right (including a covenant not to sue or a right to reference regulatory documentation) to or under such Know-How, regulatory documentation, material, Patent or other intellectual property right as provided for herein without violating the terms of any agreement with any Third Party existing at the time such Party would be required under this Agreement or any Ancillary Agreement to grant the other Party such license, sublicense or other right. [***]
1.52“Corporate Marks” means, (a) in the case of BMS, the corporate Trademarks owned by BMS or its Affiliates as BMS may designate in writing to BioNTech from time to time (each, a “BMS Corporate Mark”), and (b) in the case of BioNTech, the corporate Trademarks owned by BioNTech or its Affiliates as BioNTech may designate in writing to BMS from time to time (each, a “BioNTech Corporate Mark”), including for the purposes of both clause (a) and (b), any translation or derivation of any of the foregoing, either alone or in combination with other words, and all marks, trade dress, logos, monograms, domain name registrations and other source identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words.
1.53“Data Package” means, with respect to a given Next Generation Antibody, the following: (a) all data generated from any clinical trial of such Next Generation Antibody conducted by or on behalf of the Proposing Party (or any of its Affiliates) and a reasonably detailed analysis of the data and applicable endpoints of such clinical study; (b) all INDs, Drug Approval Applications and other regulatory filings made by or on behalf of the Proposing Party (or any of its Affiliates) and material correspondence made to or received from any Governmental Authority by or on behalf of the Proposing Party (or any of its Affiliates) regarding such Next Generation Antibody; (c) a reasonably detailed summary of any other material development activities conducted by or on behalf of the Proposing Party (or any of its Affiliates) with respect to such Next Generation Antibody, including any data generated in connection therewith; and (d) such other Information regarding such Next Generation Antibody as the ROFN Party may reasonably request, in the case of this clause (d), that then exists and is in the Proposing Party’s (or any of its Affiliates’) Control.
1.54“Detail” means, with respect to a Licensed Product in the Territory, a contact between a sales representative and a physician or other medical professional licensed to prescribe drugs during which the sales representative presents the relevant characteristics of such Licensed Product to such physician or other medical professional in a manner that is consistent with and in accordance with the requirements of Applicable Law and this Agreement. When used as a verb, “Detail” means to engage in a Detail.
1.55“Development” means, [***].
1.56“Development Data” means any data (including raw data) made, collected or otherwise generated under or in connection with Clinical Trials and other Development activities hereunder with respect to a Licensed Antibody or the Licensed Product (including from Development of a Combination Therapy), including any results with respect thereto.
1.57“Directed To” means, [***].
1.58“Directly Associated Earlier Stage Independent Trial” means, [***].

1.59“Directly Competitive” means [***].
1.60“Distributor” means any Third Party appointed by a Party or any of its Affiliates or its Sublicensees to distribute and sell a Licensed Product, as applicable, with or without packaging rights, in one or more countries in the Territory in circumstances where such Third Party purchases its requirements of Licensed Product from a Party or its Affiliates or Sublicensees, but does not otherwise make any royalty or other revenue-based payment to such Party or its Affiliates or its Sublicensees with respect to Licensed Product (or any intellectual property rights with respect thereto).
1.61“Divestiture” means, with respect to a Competing Product, (a) an outright sale, assignment or transfer of all of the applicable Party’s and its Affiliates’ rights to such Competing Product to a Third Party, (b) an exclusive out-license to a Third Party of all development, manufacturing, and commercialization rights with respect to such Competing Product, with no further role, influence or authority of the applicable Party (or its Affiliates), directly or indirectly, with respect to such Competing Product or (c) a combination of the transactions contemplated by the foregoing clauses (a) and (b), in each case of (a), (b) and (c), such that neither it nor any of its Affiliates has any further right to perform or be involved in any development, manufacturing or commercialization activities with respect to such Competing Product or to receive a continuing share of profit or other economic interest in the success of such Competing Product; provided that if such transfer is effected by way of one or more licenses or sublicenses, the licensor shall be entitled to receive license fees, milestones and royalties on sales of products in such Competing Product. “Divests” and “Divested” have correlative meanings.
1.62“Dollars” or “$” means United States Dollars.
1.63“Drug Approval Application” means a Biologics License Application (a “BLA”) as defined in the FFDCA, or any corresponding foreign application in the Territory, including, with respect to the European Union, a Marketing Authorization Application (a “MAA”) filed with the EMA pursuant to the Centralized Approval Procedure or with the applicable Regulatory Authority of a country in Europe with respect to the mutual recognition or any other national approval procedure.
1.64“EMA” means the European Medicines Agency and any successor agency(ies) or authority having substantially the same function.
1.65“European Union” or “E.U.” means the economic, scientific and political organization of member states known as the European Union, as its membership may be altered from time to time, and any successor thereto.
1.66“Exploit” or “Exploitation” means to make, have made, import, export, use, have used, sell, have sold or offer for sale, including to Develop, Commercialize, register, modify, enhance, improve, Manufacture, have Manufactured, hold or keep (whether for disposal or otherwise) or otherwise dispose of.
1.67“FDA” means the United States Food and Drug Administration and any successor agency(ies) or authority having substantially the same function.
1.68“FFDCA” means the United States Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., as amended from time to time, together with any rules, regulations and requirements promulgated thereunder (including all additions, supplements, extensions and modifications thereto).
1.69“Field” means all indications and uses.

1.70“First Line MSS CRC” means First Line Treatment for microsatellite stable colorectal cancer.
1.71“First Line NSCLC NSQ” means First Line Treatment for non-squamous non-small cell lung cancer.
1.72“First Line NSCLC SQ” means First Line Treatment for squamous non-small cell lung cancer.
1.73“First Line SCLC” means First Line Treatment for small-cell lung cancer.
1.74“First Line TNBC” means First Line Treatment for triple-negative breast cancer.
1.75“First Line Treatment” means, [***].
1.76“FTE” means the equivalent of the work of one employee full time for one calendar year (consisting of [***] hours per calendar year) of work directly engaged in performing Development, Commercialization, Manufacturing activities or other Exploitation for a Licensed Antibody or Licensed Product in accordance with this Agreement. Any person who devotes less than [***] hours per calendar year (or such other number as may be agreed by the JSC) shall be treated as an FTE on a pro rata basis based upon the actual number of hours worked divided by [***]. Any person who devotes more than [***] hours per calendar year (or such other number as may be agreed by the JSC) shall be treated as more than one (1) FTE in such calendar year on a pro rata basis based upon the actual number of hours worked divided by [***]. For clarity, FTE shall not include any employees performing managerial, secretarial, clerical, or administrative activities.
1.77“FTE Costs” means with respect to any activity performed by a Party under this Agreement for any period, the product of (a) the number of FTEs of such Party performing such activity during such period and (b) the applicable FTE Rate.
1.78“FTE Rate” means, [***].
1.79“Full Data Analysis” means, [***].
1.80“Good Clinical Practice” or “GCP” means the current applicable principles and guidelines of good clinical practice for the design, conduct, performance, monitoring, auditing, recording, analyses and reporting of Clinical Trials, including, as applicable, (a) as set forth in the ICH Harmonised Tripartite Guideline for Good Clinical Practice (CPMP/ICH/135/95), as amended, and any other guidelines for good clinical practice for trials on medicinal products in the Territory, (b) U.S. Code of Federal Regulations Title 21, Parts 50 (Protection of Human Subjects), 54 (Financial Disclosure by Clinical Investigators), 56 (Institutional Review Boards), and 312 (Investigational New Drug Application), as may be amended from time to time, and (c) the equivalent Applicable Law in any relevant country, each as may be amended and applicable from time to time and, in each case, that provide for, among other things, assurance that the clinical data and reported results are credible and accurate and protect the rights, integrity and confidentiality of trial subjects.
1.81“Good Laboratory Practice” or “GLP” means the current applicable principles and guidelines of good laboratory practice, including, as applicable, (a) as set forth in the Good Laboratory Practice standards promulgated or endorsed by FDA as defined in 21 C.F.R. Part 58 for the conduct of nonclinical laboratory studies and (b) the equivalent Applicable Law in any relevant country, each as may be amended and applicable from time to time.

1.82“Good Manufacturing Practice” or “GMP” means the current applicable principles and guidelines of good manufacturing practice, including, as applicable, as provided for in (a) the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH) Harmonized Tripartite Guideline, Good Manufacturing Practice Guide for Active Pharmaceutical Ingredients, Q7 (ICH Q7), (b) the EU Guidelines to Good Manufacturing Practice Medicinal Products for Human and Veterinary Use in Volume 4 of the European Commission’s Rules governing medicinal products in the European Union and any analogous guidelines in the United Kingdom, (c) the United States Code of Federal Regulations 21 C.F.R. Parts 210 and 211 and 21 C.F.R. Parts 600-610, and (d) the equivalent Applicable Law in any relevant country, each as may be amended and applicable from time to time.
1.83“Good Pharmacovigilance Practice” or “GVP” means the current applicable principles and guidelines of good pharmacovigilance practice for medicinal products for human use, including, as applicable, as provided for in (a) the International Council on Harmonisation (ICH) of Technical Requirements for Registration of Pharmaceuticals for Human Use (Codes, E2A, E2B, E2C, E2D), (b) the EMA’s Guideline on Good Pharmacovigilance Practices and any analogous guidelines in the United Kingdom, (c) the United States Code of Federal Regulations 21 C.F.R. as it applies to pharmacovigilance practices, as supplemented by relevant FDA guidance, compliance guides, and other relevant regulatory materials, and (d) the equivalent Applicable Law in any relevant country, each as may be amended and applicable from time to time.
1.84“Good Publication Practice” or “GPP” means the current applicable principles and guidelines of ethical and professional standards that guide publication planning and the development, writing, review, and dissemination of medical and scientific publications, including, as applicable, as provided for in (a) the Good Publication Practice (GPP) Guidelines for Company-Sponsored Biomedical Research, (b) the ICMJE Recommendations for the Conduct, Reporting, Editing, and Publication of Scholarly work in Medical Journals and recommendations around authorship, and (c) the FDA guidance Communications From Firms to Health Care Providers Regarding Scientific Information on Unapproved Uses of Approved/Cleared Medical Products.
1.85“Government Official” means (a) any officer or employee of (i) a Governmental Authority, (ii) a government-owned or controlled company, institution or other entity, including a government-owned hospital or university, or (iii) a public international organization (such as the United Nations, the International Monetary Fund, the International Committee of the Red Cross and the World Health Organization) or any department or agency thereof, (b) any political party or party official or candidate for public or political party office, or (c) any individual acting in an official capacity on behalf of any of the foregoing.
1.86“Governmental Authority” means any applicable government authority, court, tribunal, arbitrator, agency, department, legislative body, commission or other instrumentality of (a) any government of any country or territory, (b) any nation, state, province, county, city or other political subdivision thereof or (c) any supranational body.
1.87“ICH” means The International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use.
1.88“Income Taxes” means taxes imposed on income, profits, or gains, or similar taxes, but excluding any Indirect Taxes.
1.89“IND” means an application filed with a Regulatory Authority for authorization to commence Clinical Trials, including (a) an Investigational New Drug Application as defined in the FFDCA or any successor application or procedure filed with FDA, (b) any equivalent of a United States IND in other countries or regulatory jurisdictions, (i.e., clinical trial application (CTA)) and (c) all supplements, amendments, variations, extensions and renewals thereof that may be filed with respect to the foregoing.
1.90“Independent Development Activities” means, the Development activities conducted or to be conducted (a) by or on behalf of a Party or any of its Affiliates or (b) solely with respect to a Permitted Independent Investigator-Sponsored Study or Permitted Independent Third Party-Sponsored Combination Clinical Trial, the applicable Sublicensee of such Party that is the sponsor of such Permitted Independent Investigator-Sponsored Study or Permitted Independent Third Party-Sponsored Combination Clinical Trial, as applicable, in each case ((a) and (b)), pursuant to any Independent Development Plan, including, for clarity, any Independent Pre-Proof of Concept Combination Studies.
1.91“Indirect Taxes” means value-added taxes, sales taxes, excise taxes, use taxes, tariffs, import/export duties or other governmental charges of a similar nature, and specifically includes fees due under Section 9008 of the Patient Protection and Affordable Care Act, Public Law 111-148 (124 Stat. 119 (2010)), as amended by section 1404 of the Health Care and Education Reconciliation Act of 2010, Public Law 111-152 (124 Stat. 1029 (2010)).
1.92“Information” means information and data of a technical, scientific, business or other nature, including know-how, inventions, trade secrets, knowledge, technology, means, methods, assays, processes, practices, formulae, instructions, techniques, procedures, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, specifications or results, including: biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, pre-clinical, clinical, safety, regulatory, manufacturing and quality control data and information, including study designs and protocols, information regarding reagents (e.g., plasmids, proteins, cell lines, assays and compounds) and biological methodology; in each case (whether or not confidential, proprietary, patented or patentable, of commercial advantage or not) in written, electronic or any other form now known or hereafter developed.
1.93“Joint Collaboration Copyright” means all Collaboration Copyrights other than copyrights in any Approved Proprietary Combination Therapy Promotional Materials (or other content) owned by BioNTech or BMS as set forth in Section 11.9.3.
1.94“Joint Commercialization Costs” means [***].
1.95“Joint Development Activities” means, the Development activities conducted or to be conducted, by or on behalf of a Party, any of its Affiliates or any of its Sublicensees (including Sublicensees conducing Permitted Joint Investigator-Sponsored Studies and Permitted Joint Third Party-Sponsored Combination Clinical Trials) pursuant to the Joint Development Plan.
1.96“Joint Development Costs” means [***].
1.97“Joint Know-How” means any (a) Know-How (including Development Data) that is (i) not BioNTech Collaboration Know-How or BMS Collaboration Know-How and (ii) first discovered, generated, created, conceived or otherwise made by or on behalf of a Party or any of its Affiliates, whether solely or jointly with the other Party or any of its Affiliates after the Amended Effective Date or at any time thereafter during the Term in the performance of activities under this Agreement (or any Ancillary Agreement); and (b) Know-How (including Development Data) first discovered, generated, created, conceived or otherwise made jointly by or on behalf of BioNTech or any of its Affiliates and BMS or any of its Affiliates after the

Effective Date (but prior to the Amended Effective Date) in the performance of activities under the Original Agreement.
1.98“Joint Patents” means any Patents that are directed to or claim Joint Know-How.
1.99“Know-How” means any proprietary scientific or technical information, know-how, inventions, results, test data (including pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and clinical test data), analytical and quality control data, stability data, studies and procedures, and manufacturing process and development information, results, and data, and data of any type whatsoever, in any tangible or intangible form whatsoever, including databases, safety information, practices, methods, techniques, specifications, formulations, formulae, and knowledge, whether or not patentable, and any physical embodiments of the foregoing or information contained in any of the foregoing.
1.100“Knowledge” means, with respect to the matter in question, as of the Effective Date or the Amended Effective Date, as applicable, the knowledge, after due inquiry into such matter, of:
(a)any of the Persons listed on (i) with respect to BioNTech, Schedule 1.100(A) or (ii) with respect to BMS, Schedule 1.100(B); provided that, in each case, with respect to representations and warranties made as of the Amended Effective Date, only if such Persons are still employed by the applicable Party or any of its Affiliates as of the Amended Effective Date;
(b)any Person holding positions equivalent to those held by any of the Persons listed on Schedule 1.100(A) or Schedule 1.100(B), as applicable, as of the Amended Effective Date;
(c)any General or Chief Counsel or any officer responsible for compliance; or
(d)with respect to each Person included in the foregoing clauses (a), (b) or (c), as applicable, any employee of comparable seniority who is responsible for the same subject matter activities as such Person, regardless of whether such activities are performed for the same entity of such Party (or any of its Affiliates), as applicable;
provided that, for purposes of this definition, (x) due inquiry shall include inspection of the relevant books and records of such Party (or any of its Affiliates), as well as inquiries with direct reports of each Person included in the foregoing clauses (a), (b), (c) or (d) who could reasonably be expected to have information relevant to the matter in question, and (y) due inquiry does not require any individual to have conducted or to obtain any freedom-to-operate opinions or similar opinions of counsel.
1.101“Launch” means, [***].
1.102“Lead Patent Party” means, with respect to any BioNTech Product Patent or Joint Patent and a particular activity with respect thereto pursuant to Article 11, the Party that is designated by the JIPWG to be the Lead Patent Party for such activity with respect to such BioNTech Product Patent or Joint Patent.

1.103“Licensed Antibody” means (a) BioNTech’s proprietary bispecific antibody, known as BNT327, that is Directed To both PD-L1 and VEGF, and having the sequences set forth in Schedule 1.103(A) (“BNT327”), [***].
1.104“Licensed Product” means any and all products that comprise a Licensed Antibody alone or in combination with other active pharmaceutical ingredients or pharmaceutical products (including a Combination Product).
1.105“Manufacture” and “Manufacturing” means [***].
1.106“Manufacturer” means the Party which Manufactures, or has Manufactured, specific quantities of the Licensed Antibodies or Licensed Products, as applicable, pursuant to the Joint Manufacturing Plan, or as otherwise agreed by the JMC, for the purposes of Independent Development Activities, Joint Development Activities or Commercialization as applicable. For clarity, both Parties can be Manufacturers at the same time, in which case each will be a Manufacturer with respect to the applicable quantities of Licensed Product and Licensed Antibody, as applicable, that it Manufactures according to the Joint Manufacturing Plan.
1.107“Marketing Approval” means with respect to a given Licensed Product in a given country or other jurisdiction in the Territory, Regulatory Approval for such Licensed Product in such country or other jurisdiction, but excluding any (a) Pricing and Reimbursement Approval in such country or other jurisdiction, and (b) post-approval marketing authorizations.
1.108“Medical Affairs Activities” means [***].
1.109“Net Loss” means a negative Net Profit/Loss.
1.110“Net Profit” means a positive Net Profit/Loss.
1.111“Net Profits/Losses” means, with respect to any period during the Term following the Amended Effective Date, (a) Net Sales of the Licensed Products in the Territory during such period plus Other Income in the Territory during such period, less (b) Allowable Expenses during such period (in each case, to the extent not already deducted from Net Sales).
1.112“Net Sales” means, [***].
1.113“Next Generation Antibody” means [***].
1.114“Next Generation Antibody Transaction” means the direct or indirect transfer or disposition (however structured) of, or grant of rights (including an option) to develop or commercialize (including any grant of an exclusive, co-exclusive or non-exclusive license), any Next Generation Antibody or any rights relating to a Next Generation Antibody, including with respect to any particular geographic region, either alone or as part of a transaction that includes other assets; provided, however, that “Next Generation Antibody Transaction” shall not include (a) any Change of Control of a Party or (b) the grant of any non-exclusive license to a service provider of either Party or any of its Affiliates pursuant to the terms of an arm’s length services agreement entered into in the ordinary course of business pursuant to which such service provider provides services to such Party (or its Affiliates) for such Next Generation Antibody.
1.115“Other Income” means [***].
1.116“Other Shared Expenses” means [***].

1.117“Out-of-Pocket Costs” means [***].
1.118“Patent Costs” means [***].
1.119“Patents” means (a) all patents and patent applications, including provisional patent applications; (b) all patent applications filed from or claiming priority to such patents or patent applications, including divisionals, continuations, continuations-in-part and converted provisionals (such as national and international applications and continued prosecution applications); (c) all patent applications claiming priority to the same application as the foregoing patents and patent applications in (a) or (b); (d) all patents that have issued or which in the future may issue from the foregoing patent applications in (a), (b) and (c), including utility models, petty patents and design patents and certificates of invention; (e) all extensions or restorations granted under applicable current or future law and regulation, including adjustments, revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications in (a), (b), (c) and (d); and (f) any importation, revalidation, confirmation or introduction patent or registration patent or patents of addition to any of such foregoing patent applications and patents.
1.120“Permitted Additional Cohort” means a patient cohort/arm that is added to a given Clinical Trial for the purpose of obtaining Regulatory Approval of the Licensed Product(s) being studied in such Clinical Trial; provided that such additional patient cohort/arm shall not (a) be intended to determine safety or efficacy for an indication other than the indication being studied with respect to such Clinical Trial, (b) include any additional agents other than the agent(s) that were previously included in such Clinical Trial, or (c) include any additional doses of a Licensed Antibody or Licensed Product.
1.121“Person” means any individual, firm, corporation, partnership, limited liability company, trust, business trust, joint venture, Governmental Authority, association, or other entity.
1.122“Personal Data” means any information relating to an identified or identifiable individual or otherwise as defined under Applicable Law.
1.123“Phase 1 Trial” means a Clinical Trial of a Licensed Product that meets the requirements of 21 C.F.R. §312.21(a), as amended.
1.124“Phase 2 Trial” means a Clinical Trial of a Licensed Product that meets the requirements of 21 C.F.R. §312.21(b), as amended.
1.125“Phase 3 Trial” means a Clinical Trial of a Licensed Product that meets the requirements of 21 C.F.R. §312.21(c), as amended, when such Clinical Trial is initiated (without regard to any prospectively planned modifications or adaptations).
1.126“Phase 4 Trial” means a post-marketing Clinical Trial of a Licensed Product with respect to any indication as to which the Drug Approval Application for such indication has been approved, excluding any confirmatory trials after receipt of an Accelerated Approval that is required by the applicable Regulatory Authority to obtain Marketing Approval (that is not Accelerated Approval).
1.127“PHSA” means the United States Public Health Service Act, as amended from time to time, together with any rules, regulations and requirements promulgated thereunder (including all additions, supplements, extensions and modifications thereto).

1.128“Pricing and Reimbursement Approval” means, with respect to any country or jurisdiction in which one or more Governmental Authorities may determine or approve (whether or not legally required) the pricing at which the Licensed Product will be charged to, or reimbursed by, public or private payors, the approval, agreement, determination or decision by such applicable Governmental Authority(ies) establishing the pricing and reimbursement status for such Licensed Product for any such payor or group of payors. “Pricing and Reimbursement Approval” shall include health technology assessments.
1.129“Primary Position Detail” means [***].
1.130“Product Labeling” means, with respect to a Licensed Product in a country or other jurisdiction in the Territory, (a) the Regulatory Authority approved full prescribing information for such Licensed Product for such country or other jurisdiction, including any required patient information, and (b) all labels and other written, printed or graphic matter upon a container, wrapper or any package insert utilized with or for such Licensed Product in such country or other jurisdiction.
1.131“Promotional Materials” means, with respect to a Licensed Antibody or Licensed Product, all written, printed, electronic or graphic material (including the content of Licensed Antibody or Licensed Product specific websites) used by or on behalf of either or both Parties in connection with the promotion (including Detailing), advertising or field-based activities (e.g., for medical congresses, medical congress booths, medical education, medical science liaisons or other medical affairs activities, etc.) for such Licensed Antibody or Licensed Product in the Territory conducted hereunder, including patient-access materials. Promotional Materials may include such materials for use in connection with a Licensed Product for use in a Proprietary Combination Therapy.
1.132“Proof of Concept” means [***].
1.133“Proprietary Asset” means a BioNTech Proprietary Asset, a BMS Proprietary Asset or a Third Party Asset.
1.134“Proprietary Collaboration Asset” means a BioNTech Proprietary Collaboration Asset or BMS Proprietary Collaboration Asset, as applicable.
1.135“Proprietary Combination Therapy” means a Combination Therapy using (a) one or more Licensed Antibodies or Licensed Products, on the one hand, in combination with one or more (b) (i) BioNTech Proprietary Assets or (ii) BMS Proprietary Assets, on the other hand. Any such Combination Therapy Developed hereunder with a BioNTech Proprietary Asset shall be a “BioNTech Proprietary Combination Therapy” hereunder, and any such Combination Therapy Developed hereunder with a BMS Proprietary Asset shall be a “BMS Proprietary Combination Therapy” hereunder.
1.136“Proprietary Party” means (a) BioNTech, with respect to any BioNTech Proprietary Collaboration Asset in a BioNTech Proprietary Combination Therapy and (b) BMS, with respect to any BMS Proprietary Collaboration Asset in a BMS Proprietary Combination Therapy.
1.137“Recipient” means the Party to whom specific quantities of the Licensed Antibodies or Licensed Products, as applicable, are supplied by the Manufacturer pursuant to this Agreement (including a Clinical Supply Agreement or Commercial Supply Agreement, as applicable) for the purposes of Independent Development Activities, Joint Development Activities or Commercialization as applicable. For clarity, if a Party Manufactures (or has Manufactured) quantities or Licensed Antibodies or Licensed Products, as applicable, for its own

Independent Development Activities, Joint Development Activities or Commercialization activities, then the Manufacturer will also be considered the “Recipient” of such quantities.
1.138“Registrational Trial” means a Clinical Trial of a Licensed Product in patients prospectively designed to demonstrate statistically that such Licensed Product is safe and efficacious (either alone or in combination with other active ingredients), in a well-defined, homogeneous population of subjects for its intended use for an indication, and to determine warnings, precautions, and adverse reactions that are associated with such Licensed Product in the dosage range to be prescribed, and in a manner sufficient to support Regulatory Approval of such Licensed Product for such indication (without the need for any additional Clinical Trials if the pre-defined endpoints are met), which Clinical Trial meets the requirements of 21 C.F.R. §312.21(c), as amended, when such Clinical Trial is initiated (without regard to any prospectively planned modifications or adaptations) whether conducted within or outside the U.S.; provided that, for clarity, (a) the Phase 3 portion of a Phase 2/3 Trial and (b) a Clinical Trial that supports Accelerated Approval shall each constitute a Registrational Trial.
1.139“Regulatory Approval” means, with respect to a country or other jurisdiction in the Territory, the approvals, licenses, registrations or authorizations of any Regulatory Authority necessary to Commercialize a Licensed Product in such country or other jurisdiction, including, where applicable, (a) Pricing and Reimbursement Approval in such country or other jurisdiction, (b) pre- and post-approval marketing authorizations (including any prerequisite Manufacturing approval or authorization related thereto) and (c) approval of Product Labeling.
1.140“Regulatory Authority” means any applicable supra-national, federal, national, regional, state, provincial or local governmental or regulatory authority, agency, department, bureau, commission, council or other entity regulating or otherwise exercising authority with respect to activities contemplated in this Agreement, including the Exploitation of Licensed Antibodies or Licensed Products in the Territory (including the determination of Pricing and Reimbursement Approvals).
1.141“Regulatory Documentation” means all (a) applications (including all INDs and Drug Approval Applications and other regulatory filings, including originals, supplements and variations thereof), registrations, licenses, authorizations and approvals (including Regulatory Approvals) and (b) correspondence and reports submitted to or received from Regulatory Authorities (including minutes and official contact reports relating to any communications with any Regulatory Authority) and all supporting documents with respect thereto, including all regulatory drug lists, advertising and promotion documents, adverse event files and complaint files in each case ((a) and (b)), for a Licensed Antibody or Licensed Product.
1.142“Regulatory Expenses” means [***].
1.143“ROFN Evaluation Term” means, with respect to a given ROFN Triggering Event, the period commencing upon the date on which the Proposing Party delivers to the ROFN Party the Transaction Notice for such ROFN Triggering Event in accordance with Section 9.3 and ending [***] after the Proposing Party delivers the applicable Data Package to the ROFN Party for such ROFN Triggering Event (in accordance with, and as such period may be extended as set forth in, Section 9.3).
1.144“Safety Issue” means a good faith determination by a Party that there is an unacceptable risk for harm in humans based upon any clinical data or other clinical Information or analysis of clinical data or other clinical Information that is available to such Party.

1.145“Standard of Care” means treatment that is accepted by medical experts as a proper treatment for a certain type of indication or disease and that is widely used by health care professionals.
1.146“Sublicensee” means a Third Party (other than a Distributor) that is granted a license or a sublicense, as applicable, by a Party under, or with respect to, the grants in Section 11.1 or Section 11.2, as applicable, as provided in Section 11.4.
1.147“Territory” means worldwide.
1.148“Third Party” means any Person other than BioNTech, BMS or their respective Affiliates.
1.149“Third Party Asset” means any compound or product owned or controlled by a Third Party other than (a) any BioNTech Proprietary Asset or BMS Proprietary Asset, (b) any Licensed Antibody or Licensed Product, (c) any Next Generation Antibody or (d) any Competing Antibody or Competing Product.
1.150“Third Party In-License Agreement” means, subject to the provisions of Section 11.15, a license or other similar agreement between a Party (or its Affiliate) and a Third Party pursuant to which such Party (or its Affiliates) obtains a license or similar right in any (a) Know-How necessary or reasonably useful for the Development, Manufacture, Commercialization or other Exploitation of a Licensed Antibody or Licensed Product under this Agreement; or (b) Patent that claims or covers a Licensed Antibody or the Licensed Product or the Development, Manufacture, Commercialization or other Exploitation of a Licensed Antibody or Licensed Product.
1.151“Third Party Payments” means, [***].
1.152“Trademark” means any word, name, symbol, color, designation or device or any combination thereof that functions as a source identifier, including any trademark, trade dress, brand mark, service mark, trade name, brand name, logo, tagline, slogan, business symbol, social media handle, or domain names, whether or not registered, and all statutory and common law rights therein and all registrations and applications therefor, together with all goodwill associated with, or symbolized by, any of the foregoing.
1.153“Trademark Costs” means [***].
1.154“Unitary Patent” means, with respect to a Patent, a European patent granted by the European Patent Office under the rules and procedures of the European Patent Convention, to which, at the patent proprietor’s request, unitary effect is given pursuant to Unitary Patent Regulation (EU) No 1257/2012 of the European Parliament and of the Council of 17 December 2012 implementing enhanced cooperation in the area of the creation of unitary patent protection.
1.155“United States” or “U.S.” means the United States of America, including its territories and possessions.
1.156“UPC Opt-In” means, with respect to a Patent that has previously been opted out of the exclusive competence of the Unified Patent Court pursuant to Article 83(3) of the Agreement on a Unified Patent Court ((2013/C 175/01), 20.6.2013, OJEU 175/1), withdrawing the UPC Opt-Out of such Patent pursuant to Article 83(4) of the Agreement on a Unified Patent Court.

1.157“UPC Opt-Out” means, with respect to a Patent, opting such Patent out of the exclusive competence of the Unified Patent Court pursuant to Article 83(3) of the Agreement on a Unified Patent Court ((2013/C 175/01), 20.6.2013, OJEU 175/1).
1.158Additional Definitions. Each of the following definitions is set forth in the Section of this Agreement indicated below:

Definition	Section
Accelerated Approval	10.3.2
Acquiror	9.2.1(a)
ADR	15.7.1
[***]	[***]
[***]	[***]
[***]	[***]
Agreement	Preamble
Amended Effective Date	Preamble
Alliance Manager	8.9
Anti-Corruption Laws	12.5.4(e)
Approved Independent Investigator-Sponsored Study Template	3.12.2
Approved Independent Third Party-Sponsored Combination Clinical Trial Template	3.11.3
Approved Promotional Material	5.11.1
Approved Proprietary Combination Therapy Promotional Material	5.11.1
Approved Sales Training Materials	5.14.1
Audit Arbitrator	10.15.2
BioNTech	Preamble
BioNTech Assignment Agreement	Recitals
BioNTech Corporate Mark	1.52
BioNTech Indemnitees	13.1
BioNTech Independent Development Plan	3.5.5
BioNTech Parent Guarantee	Recitals
BioNTech Patent Challenge	11.17.2
BioNTech Permitted Agreement	11.3.1
BioNTech Permitted Lawsuit	11.3.1
BioNTech Proprietary Collaboration Asset	1.17
BioNTech Proprietary Combination Therapy	1.135
BioNTech SE	Preamble
BioNTech Specified Patent	11.3.1
Biosimilar Application	11.12.1
[***]	[***]
BLA	1.63
BMS	Preamble
BMS Corporate Mark	1.52

Definition	Section
BMS Indemnitees	13.2
BMS Independent Development Plan	3.5.5
BMS Patent Challenge	11.17.1
BMS Permitted Agreement	11.3.2
BMS Permitted Lawsuit	11.3.2
BMS Pre-Amended Effective Date Development Activities	2.1
BMS Proprietary Collaboration Asset	1.27
BMS Proprietary Combination Therapy	1.135
BMS Specified Patent	11.3.2
BNT327	1.103
Breaching Party	14.2
Challenged BioNTech Product Patent Country	11.17.1
Challenged BioNTech Product Patent	11.17.1
Challenged BMS Product Patent	11.17.2
Challenged BMS Product Patent Country	11.17.2
Clinical Supply Agreement	7.4.3
Clinical Supply Price	7.4.1
Co-Commercialization Plan	5.3.1
Collaboration Information	16.1.1
Collaboration Know-How	16.1.1
Collaboration Trademarks	11.16.1(a)
Combination Trials	2.1
Commercial Supply Agreement	7.5.4
Commercial Supply Price	7.5.3
Commercialization Budgeted Amount	5.8.2
Commercialization Overrun	5.8.2
Committees	8.1.1
Company Core Data Sheet	4.1.2
Competitive Infringement	11.12.1
Confidential Information	16.1.1
Co-Promotion Agreement	5.13
Customers	5.1
Debtor Party	14.6.1
Deemed Partnership	10.12.1(a)
Deemed Partnership Costs	10.12.1(b)
Defense Proceeding	11.11.1
Development Budgeted Amount	3.4.2
Development Cost Share Ratio	3.4.1
Development Milestone Event	10.3.1
Development Milestone Event 1	10.3.1

Definition	Section
Development Milestone Event 2	10.3.1
Development Milestone Payment	10.3.1
Development Overrun	3.4.2
Development Plans	3.1.1
Disclosing Party	16.1.1
Dispute	15.7.1
Distribution	5.10.1
Distribution Agreement	5.10.4
DOJ Data Security Program	12.5.3
Effective Date	Recitals
Enabling BMS Manufacturing Technology Transfer	7.3.1
Excess Commercialization Costs	5.8.2
Excess Development Costs	3.4.2
[***]	[***]
[***]	[***]
Excluded Contracts	12.2.5
Existing BioNTech Agreements	12.2.12
Existing BioNTech CMOs	11.5.1
Existing BioNTech In-License Agreements	1.11
Existing BioNTech Product Patents	12.2.2
Exploratory Indications	3.3.1
Exploratory Indications Activities	3.3.1
First Maintenance Fee	10.2.1
Global Commercialization Strategy	5.2
Global Regulatory Strategy	3.1.3
Good Clinical Practice Quality Agreement	3.9.2
High-Level Proprietary Asset Combination Description Notice	3.7
Human Materials	12.2.17
Indemnification Claim Notice	13.4.1
Indemnified Party	13.4.1
Indemnitee	13.4.1
Independent Development Plan(s)	3.5.5
Independent Pre-Proof of Concept Combination Studies	3.5.1
Independent Registrational Trial	3.5.4
Independent Trial	3.5.3
Independent Trial Reimbursement Trigger	3.5.4
Initial Joint Development Budget Approval Date	3.1.5
Initial Joint Development Plan	3.1.5
Initial Joint Manufacturing Plan	7.2.1
Intragroup Agreement	12.2.1

Definition	Section
Invoiced Party	10.10
Invoicing Party	10.10
JCC	8.4.1
[***]	[***]
JDC	8.2.1
[***]	[***]
JFC	8.5.1
JIPWG	8.6.4
JIPWG Oversight Patents	11.11.1
JMAWG	8.6.2
JMC	8.3.1
Joint Development Plan	3.1.2
Joint Insurance	13.6
Joint Manufacturing Plan	7.1.1
Joint Registrational Trial	3.5.4
Joint Trials	3.5.2
JSC	8.1.1
JSMT	8.6.3
Lead Development Party	3.1.4
Lead Distribution Party	5.10.1
Lead Pricing Party	4.5.1
Lead Regulatory Party	4.1.1
Lead Trademark Party	11.16.1(a)
Losses	13.1
MAA	1.63
MAH	4.1.1
Maintenance Fee	10.2.3
Manufacturing Data	7.1.1
Market Access Plan	5.4
[***]	[***]
Milestone Event	10.4.1
Milestone Payment	10.4.1
Negotiation Exercise Notice	9.3.2
Neutrals	Schedule 15.7.3(B)
New Proposed Joint Trials	3.5.2
Non-Breaching Party	14.2
Non-Debtor Party	14.6.1
Notice Period	14.2
Original Agreement	Recitals

Definition	Section
Parent	1.35
Party or Parties	Preamble
Patent Listings	11.11.8(a)
Patent Term Extension	11.11.6(a)
Payee	10.12.2(a)
Payor	10.12.2(a)
Permitted Independent Investigator-Sponsored Study	3.12.2
Permitted Independent Third Party-Sponsored Combination Clinical Trial	3.11.3
Permitted Joint Investigator-Sponsored Study	3.12.2
Permitted Joint Third Party-Sponsored Combination Clinical Trial	3.11.3
Permitted Third Party IDP CROs	11.5.1
Pharmacovigilance Agreement	4.4
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
Post-Commercialization Scientific Publication Strategy	8.4.1(p)
Pre-Co-Commercialization Plan Commercial Activities	1.94
Pre-Commercialization Scientific Publication Strategy	8.2.1(n)
Pre-Joint Manufacturing Plan Manufacturing Activities	8.3.1(f)
Prerequisites	3.5.6
[***]	[***]
[***]	[***]
Prior CDA	16.1.5
[***]	[***]
Priority Trials	3.2
Proposing Party	9.3.1
Proprietary Asset Regulatory Documentation	4.6(a)
Providers	12.2.17
Recall	4.7(a)
Recalling Party	4.7(b)
Receiving Party	16.1.1
Regulatory Milestone Event	10.3.2
Regulatory Milestone Payment	10.3.2
[***]	[***]
Reversion IP	14.7.3(a)
Reversion License	14.7.3(a)
ROFN	9.3.2
ROFN Negotiation Period	9.3.2

Definition	Section
ROFN Party	9.3.1
ROFN Term	9.3.1
ROFN Triggering Event	9.3.1
Sales Milestone Event	10.4.1
Sales Milestone Payment	10.4.1
Second Maintenance Fee	10.2.2
Segregation	9.2.2
Shared Losses	13.3.1
Standard of Care Trials	2.1
Term	14.1
Terminated Product	14.7.3(a)
Termination Notice	14.2
Termination Transition Plan	14.7.3(b)
Third Maintenance Fee	10.2.3
Third Party Claims	13.1
Third Party Infringement Claim	11.14.1
Third Party IP	11.15.1
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
Transaction Notice	9.3.1
Transaction Process	9.3.1(b)
Transaction Proposal	9.3.1(a)
Working Group	8.6.1

Article 2
OVERVIEW
2.1Overview. The Parties agree and acknowledge that, pursuant to the Original Agreement, the Parties were conducting (a) certain Development of the Licensed Antibodies and Licensed Products pursuant to the Interim Joint Development Plan (as defined in the Original Agreement), including conducting certain BioNTech Ongoing Clinical Trials as set forth in the Interim Joint Development Plan as well as (b) certain other Development activities being conducted by or on behalf of BMS or its Affiliates between the Effective Date and the Amended Effective Date under the Original Agreement in preparation for the conduct of certain Clinical Trials of the Licensed Products hereunder (“BMS Pre-Amended Effective Date Development Activities”). The Parties desire to continue the conduct of such Development activities hereunder, and recognize that additional Development of the Licensed Antibodies and Licensed Products will be required and hereby agree to and shall, as of the Amended Effective Date, continue to: (i) collaborate on a global Development program for the Licensed Antibodies and Licensed Products, (x) alone or in Combination Therapy with Standard of Care (Clinical Trials involving such Combination Therapy with Standard of Care, “Standard of Care Trials”), and (y) as part of a Combination Therapy with Proprietary Assets (approved or not yet approved) in a given indication (Clinical Trials involving such combinations with such Proprietary Assets, “Combination Trials”), in each case, as set forth in Joint Development Plan(s) and otherwise in accordance with the terms set forth in this Agreement; and (ii) co-Commercialize Licensed Products in the Territory with a profit-loss share in accordance with Section 10.5 and the other terms set forth in this Agreement. The Parties further agree and acknowledge that BioNTech was conducting other BioNTech Ongoing Clinical Trials pursuant to the Interim Independent Development Plan (as defined in the Original Agreement), and that BioNTech will continue to conduct such BioNTech Ongoing Clinical Trials pursuant to the initial BioNTech Independent Development Plan, and that the Parties may conduct additional Development activities pursuant to the Independent Development Plans, in each case, in accordance with the terms and conditions of this Agreement.
Article 3
DEVELOPMENT
3.1Development Plans.
3.1.1From and after the Amended Effective Date, all Development of Licensed Antibodies and Licensed Products (including as a monotherapy as well as for use in any Combination Therapy, including for use in any Proprietary Combination Therapy, and in combination with Standard of Care) in the Territory shall be pursuant to this Agreement and the Joint Development Plans and Independent Development Plans under this Agreement (each as defined below, and together the “Development Plans”).
3.1.2The Parties shall jointly (a) Develop Licensed Products, including for monotherapy use as well as use in Combination Therapy with the Standard of Care and in Combination Trials, and seek to obtain Regulatory Approvals for Licensed Products for such uses and (b) conduct CMC Development and Manufacturing process Development activities for Licensed Products, each pursuant to a jointly agreed worldwide Development plan, which shall include a budget, timelines and allocation of responsibilities and activities as between the Parties (and, as applicable with respect to any applicable BioNTech Ongoing Clinical Trials being conducted (in whole or part) by BioNTech Third Party Designees, to such BioNTech Third Party Designees) (the “Joint Development Plan”) and this Agreement. For clarity, the Joint Development Plan may include, without limitation, Development activities not directly applicable to a particular Clinical Trial, such as non-clinical Development activities and Companion Diagnostic projects.
3.1.3Except for the Independent Development Activities conducted by a Party in accordance with this Agreement, the Joint Development Plan will set out all material Development and clinical Manufacturing activities to be conducted by each Party with respect to the Licensed Antibodies and Licensed Products in the Territory, as well as global regulatory strategies and guidelines (but excluding with respect to Pricing and Reimbursement Approvals) (the “Global Regulatory Strategy”), as part of the collaboration hereunder. In addition, with respect to the budget included in the Joint Development Plan, each budget included in the Joint Development Plan shall include, at a minimum: (a) the total estimated budget for the anticipated Joint Development Costs for all Joint Development Activities thereunder; (b) the budget for the Joint Development Costs for the Joint Development Activities to be conducted in the [***] of such Joint Development Plan, which budget shall be binding on the Parties and serve as the basis for the Development Budgeted Amount(s) for such Calendar Year; and (c) the total estimated budgets for the anticipated Joint Development Costs for the Joint Development Activities to be conducted for [***] of such Joint Development Plan, which budgets under the foregoing clauses (a) and (c) shall be non-binding and provided solely for informational and discussion purposes.
3.1.4The Joint Development Plan will identify the Party with primary responsibility for a particular Joint Development Activity (such Party, the “Lead Development

Party” with respect to such Clinical Trial or other Joint Development Activity), provided that, (a) in all cases, if a Party’s Proprietary Asset is being used in a Joint Trial under the Joint Development Plan, then the Proprietary Party shall be the Lead Development Party of such Joint Trial, and (b) the Party responsible for conducting a particular Clinical Trial of Licensed Products shall be the sponsor of such Clinical Trial and shall also hold the IND for such Clinical Trial [***]. The Lead Development Party for a particular Joint Development Activity shall be responsible for day-to-day operational decisions regarding such Joint Development Activities, while keeping the other Party appropriately informed; provided that such operational decisions are otherwise in accordance with the Joint Development Plan and this Agreement.
3.1.5The initial Joint Development Plan is attached hereto as Schedule 3.1.5 (the “Initial Joint Development Plan”), and includes, among other things, the ongoing activities that were being conducted or had been conducted under the Interim Joint Development Plan (as defined in the Original Agreement) prior to the Amended Effective Date; provided that (a) the Parties acknowledge and agree that the Initial Joint Development Plan on Schedule 3.1.5 does not include a budget for the Joint Development Costs for the Joint Development Activities thereunder, and (b) on or prior to [***], the Parties will mutually agree in writing on the budget to be included in the Initial Joint Development Plan for the Joint Development Activities included in the Initial Joint Development Plan on Schedule 3.1.5 (the date of approval of such budget, the “Initial Joint Development Budget Approval Date”) (provided that, if the Parties are unable to agree on such budget by [***], then either Party may refer the matter to [***] for resolution (and for clarity, such dispute shall not be subject to the final-decision making authority of either Party)), and upon such agreement, such budget shall automatically be deemed to be included as part of the Initial Joint development Plan attached hereto as Schedule 3.1.5 (provided that, in all cases, in order to take into account the costs of the Joint Development Activities conducted between the Amended Effective Date and the Initial Joint Development Budget Approval Date, such initial budget shall include the reasonable and documented FTE Costs and direct Out-of-Pocket Costs, in each case, recorded as an expense by a Party or any of its Affiliates in accordance with Accounting Standards of the applicable Party, that are specifically identifiable or reasonably allocable to Joint Development Activities under the Initial Joint Development Plan conducted after the Amended Effective Date but prior to the Initial Joint Development Budget Approval Date). The Joint Development Plan shall be updated from time to time in accordance with Section 3.6; provided that, in all cases, within [***] after the Amended Effective Date (or such other period as may be mutually agreed by the Parties) the JSC will approve (and, for clarity, not subject to BioNTech’s final decision making authority pursuant to Section 8.7.4(c)) to amend the Initial Joint Development Plan to finalize the details [***].
3.2[***]. [***]
3.3Exploratory Indications.
3.3.1Following the Effective Date, the JDC or JCC, as applicable, in consultation with the JMAWG, shall determine how to pursue the Development of Licensed Products in additional exploratory indications (the “Exploratory Indications”) through non-clinical or early-stage clinical activities, including a separate budget for such activities (the “Exploratory Indication Activities”). Such Exploratory Indication Activities are:
(a)subject to oversight and decision making by the JDC and included in the Joint Development Plan, in the case of medical affairs-related signal seeking studies and investigator-sponsored studies (including collaborative research studies, but excluding any health economic and outcomes research studies, real world evidence generation studies, pharmaco-economic studies, and other similar studies), and

(b)subject to further oversight and decision making by the JCC and be included in the respective Co-Commercialization Plan, in the case of health economic and outcomes research studies, real world evidence generation studies, pharmaco-economic studies and other similar studies.
3.3.2In addition to the Exploratory Indication Activities, the JDC or JCC, as applicable, in consultation with the JMAWG, may also determine to conduct other medical affairs-related signal seeking studies and investigator-sponsored studies (including collaborative research studies), health economic and outcomes research studies, real world evidence generation studies, pharmaco-economic studies, and other similar studies, including budgets for such activities, with respect to other indications that are already being studied under the Joint Development Plan to help inform the Joint Development Plan and the Global Commercialization Strategy, and such additional studies shall be subject to the oversight and decision making (and included in the Joint Development Plan or Co-Commercialization Plan, as applicable) as described in Section 3.3.1(a) and Section 3.3.1(b).
3.3.3Budgets for the costs for Clinical Trials and other studies pursuant to this Section 3.3 shall be either (a) included in the Joint Development Plan with respect to the activities under Section 3.3.1(a) (including the activities under Section 3.3.2 that are subject to Section 3.3.1(a)) or (b) included in the Co-Commercialization Plan with respect to the activities under Section 3.3.1(b) (including the activities under Section 3.3.2 that are subject to Section 3.3.1(b)).
3.4Joint Development Costs.
3.4.1Beginning on the Effective Date (except, for clarity, for Clinical Trials and other Independent Development Activities under the Independent Development Plans), the Parties shall share all Joint Development Costs for Joint Development Activities pursuant to the Joint Development Plan at a ratio of fifty percent (50%) to BioNTech and fifty percent (50%) to BMS (“Development Cost Share Ratio”) as set forth in Section 10.6. Notwithstanding the foregoing, regarding the costs and expenses for conducting Joint Trials or other Joint Development Activities, if a Joint Trial is a Combination Trial that includes a Proprietary Combination Therapy (or such other Joint Development Activities are related to a Proprietary Combination Therapy, as applicable), the Proprietary Party will bear [***] of the Joint Development Costs for such Combination Trial (as well as other Joint Development Activities related to such Proprietary Combination Therapy), and the other Party will bear [***]. Notwithstanding the foregoing, if at the time the applicable Combination Trial that includes a Proprietary Combination Therapy (or other applicable Joint Development Activities with respect to such Proprietary Combination Therapy, as applicable) is first included in the Joint Development Plan or Independent Development Plan, as applicable, the applicable Party’s Proprietary Asset has less than [***] of market exclusivity in the U.S. (as disclosed by such Party in its public filings), then the Parties shall share all applicable Joint Development Costs for such Combination Trial (or such other Joint Development Activities, as applicable) pursuant to the Joint Development Plan [***]. Notwithstanding the foregoing provisions of this Section 3.4.1, the provisions of this Section 3.4.1 shall be subject in all cases to the provisions of Section 3.4.3.
3.4.2In the event that a Party reasonably determines that the actual costs and expenses for a given Joint Development Activity incurred by a Party during a Calendar Year may exceed the amount budgeted for such Joint Development Activity in the then-current and applicable Joint Development Plan for such Calendar Year (such budgeted amount, the “Development Budgeted Amount”), such Party will notify the other Party, through the JDC, and the JDC will discuss the causes of any such excess costs and expenses and potential mitigation strategies. The portion of any actual excess costs and expenses for such Joint

Development Activity for such Calendar Year (the “Development Overrun”) that is less than or equal to [***] of such Development Budgeted Amount therefor for such Calendar Year shall automatically be included in Joint Development Costs and shared by the Parties pursuant to Section 3.4.1 (as if such overspend had been included in amounts budgeted in the then-current and applicable Joint Development Plan), and, unless otherwise agreed by the Parties, the Party incurring any Development Overruns that exceeds [***] of such permitted overage for such Calendar Year shall bear such excess costs (the “Excess Development Costs”) and such Excess Development Costs shall not be Joint Development Costs shared by the Parties pursuant to Section 3.4.1 for such Calendar Year; provided, however, that to the extent such Excess Development Costs for such Calendar Year were not attributable to such Party’s (or any of its Affiliates’) gross negligence or willful misconduct in the performance of its obligations under this Agreement or any Ancillary Agreement (including monitoring any Third Party performing services on behalf of such Party) or a breach of this Agreement or any Ancillary Agreement by such Party (or any of its Affiliates) (in which case such Party shall be solely responsible for such cost), such Excess Development Costs shall be included in the budget in the Joint Development Plan for the following Calendar Year and shared as Joint Development Costs for the first Calendar Quarter of such following Calendar Year (provided that any such Excess Development Costs included in the budget shall not be taken into account for purposes of the permitted [***] increase pursuant to Section 8.7.4(c)(i)). For clarity, Development Overruns will not include any costs that are incurred during the applicable Calendar Year in accordance with the Development budget for such Calendar Year pursuant to any jointly agreed quarterly budget updates according to Section 3.6.2. Notwithstanding the foregoing provisions of this Section 3.4.2, the provisions of this Section 3.4.2 shall be subject in all cases to the provisions of Section 3.4.3.
3.4.3Notwithstanding anything to the contrary contained herein (including the provisions of Section 3.4.1 and Section 3.4.2), (a) with respect to the Joint Trials set forth on Schedule 3.4.3(A), the maximum aggregate amount of Joint Development Costs payable or reimbursable by BMS hereunder (including pursuant to the provisions of Section 3.4.1 and Section 3.4.2) for such Joint Trials is (i) the amount set forth on Schedule 3.4.3(A), and (ii) BMS’s share (determined in accordance with Section 3.4.1) of the costs for supply of Licensed Products (based on the Clinical Supply Price) for such Joint Trials (to the extent such supply costs are set forth in the budget in Joint Development Plan and are otherwise in accordance with the Joint Manufacturing Plan), and BioNTech shall be solely responsible for, and shall solely bear, any and all other costs and expenses (including any and all Joint Development Costs) incurred in connection with such Joint Trial (even if such other costs and expenses are included in the budget under the Joint Development Plan), except as set forth on Schedule 3.4.3(A) with respect to any new patients added to any such Joint Trial upon mutual agreement of the Parties, and (b) with respect to each Joint Trial set forth on Schedule 3.4.3(B), BioNTech shall be solely responsible for, and shall solely bear, any and all costs and expenses (including any and all Joint Development Costs) incurred in connection with each such Joint Trial, and no such costs or expenses shall be payable or reimbursable by BMS hereunder (including pursuant to the provisions of Section 3.4.1 and Section 3.4.2), even if such costs and expenses are included in the budget under the Joint Development Plan, except as set forth on Schedule 3.4.3(B) with respect to any new patients added to any such Joint Trial upon mutual agreement of the Parties.
3.5Independent Development.
3.5.1Following the Amended Effective Date, Combination Trials for a Proprietary Combination Therapy [***], prior to Proof of Concept for the applicable Proprietary Combination Therapy shall, unless otherwise agreed to by the Parties, always be conducted independently by BioNTech (itself or through a subcontractor (in accordance with Section 11.5), which may include the conduct of the BioNTech Ongoing Clinical Trials by the applicable BioNTech Third Party Designees) with respect to a BioNTech Proprietary Combination Therapy or independently by BMS (itself or through a subcontractor (in accordance with Section 11.5))

with respect to a BMS Proprietary Combination Therapy, respectively, in accordance with the Prerequisites (and, for clarity, such pre-Proof of Concept studies will not be included under the Joint Development Plan but rather under the Independent Development Plan of that Party) (the “Independent Pre-Proof of Concept Combination Studies”). Except for any Permitted Independent Investigator-Sponsored Studies for a given BioNTech Proprietary Combination Therapy or BMS Proprietary Combination Therapy, as applicable, the Independent Pre-Proof of Concept Combination Studies shall always be sponsored by BioNTech (or its Affiliate) or BMS (or its Affiliate), as applicable, and, unless otherwise mutually agreed by the Parties (such agreement not to be unreasonably withheld, conditioned or delayed), BioNTech (or its Affiliate) or BMS (or its Affiliate), as applicable, shall always hold the IND for any Clinical Trial that is an Independent Pre-Proof of Concept Combination Study (even for a Permitted Independent Investigator-Sponsored Study). The Independent Pre-Proof of Concept Combination Studies will be conducted [***]. With respect to each Independent Pre-Proof of Concept Combination Study that is an in vivo study or Clinical Trial, the Party conducting such study shall (a) [***], (b) provide safety data and such other data and regulatory documentation as required to be disclosed pursuant to Section 3.6.1 (as set forth in clause (g) thereof), Section 3.10, Section 4.2 (including Schedule 4.2.5) and Section 4.4, as applicable, and (c) update its Independent Development Plan as set forth in Section 3.5.5. With respect to each Independent Pre-Proof of Concept Combination Study that is [***], the Party conducting such study shall be required to disclose to the other Party (through the JDC), (a) [***] and (b) a summary of safety and efficacy or other material data once available.
3.5.2Following the Amended Effective Date, other than Independent Pre-Proof of Concept Combination Studies, either Party shall have the right to propose to include any new Clinical Trials for the Licensed Product (whether for a monotherapy or Combination Therapy, including with a Party’s Proprietary Asset or a Proprietary Asset of a Third Party, and whether to be sponsored by such Party or by a Third Party (but, for clarity, also subject to the additional requirements as set forth in Section 3.11 and Section 3.12, as applicable, in the case of a Third Party sponsor)) (“New Proposed Joint Trials”) in the Joint Development Plan (provided that, for clarity, a Party shall not have the right to propose a New Proposed Joint Trial that is a Combination Trial with the other Party’s Proprietary Asset, unless consented to by the other Party in writing in its sole discretion), in which case such Party shall provide the other Party through the JDC with a proposed protocol and a budget of all estimated Joint Development Costs that such Party expects to incur for such proposed Clinical Trial. If the other Party (through the JSC) approves such New Proposed Joint Trial, such proposed New Proposed Joint Trial will be included in the Joint Development Plan with the Parties sharing the Joint Development Costs as set forth in Section 3.4.1 above (any Clinical Trials, including New Proposed Joint Trials, included in the Joint Development Plan, the “Joint Trials”). However, as an exception to the co-funding of such Joint Trials pursuant to Section 3.4.1, the other Party may decline co-funding a New Proposed Joint Trial proposed by the other Party (by declining to include such Clinical Trial in the Joint Development Plan through its vote on the JSC or JDC, as applicable). As soon as a New Proposed Joint Trial has been approved by the JSC (or JDC, as applicable) to be added to the Joint Development Plan, the right of each Party to decline such co-funding shall expire.
3.5.3If the other Party (through its vote on the JSC or JDC, as applicable) declines co-funding of a New Proposed Joint Trial pursuant to Section 3.5.2, then, subject to Section 3.5.6, the proposing Party (itself or through a subcontractor (in accordance with Section 11.5)), shall have the right to operationalize the proposed New Proposed Joint Trial [***] under an Independent Development Plan and subject to JDC oversight (such trial then an “Independent Trial”). The Party conducting a particular Independent Trial shall be the sponsor of such Clinical Trial and shall also hold the IND for such Clinical Trial [***]. The Independent Trials will be conducted at the sole cost and expense of the Party conducting (or having conducted) such Independent Trial; provided that [***] shall be eligible for reimbursement in certain circumstances as set forth in Section 3.5.4.

3.5.4 If either (a) a Party conducts an Independent Trial (under its Independent Development Plan) pursuant to Section 3.5.3 that is a Registrational Trial (an “Independent Registrational Trial”) or (b) the Parties conduct a Joint Trial (under the Joint Development Plan) pursuant to Section 3.5.2 that is a Registrational Trial (a “Joint Registrational Trial”) where such Registrational Trial (under this clause (b)) has at least one (1) Directly Associated Earlier Stage Independent Trial, and in either case of (a) or (b), as appliable, such Registrational Trial leads to (and one of the following clauses (i), (ii) or (iii) has actually been achieved during the Term) [***] (achievement of the foregoing with respect to the applicable Registrational Trial, the “Independent Trial Reimbursement Trigger”), then, subject to Section 14.9.1, the following shall apply with respect to such Independent Registrational Trial (or Joint Registrational Trial, as applicable) and any Directly Associated Earlier Stage Independent Trials with respect to such Registrational Trial:
(A)    if such Registrational Trial is an Independent Registrational Trial, then:
(i)    with respect to the Independent Registrational Trial, [***]; and
(ii)    [***]; or
(B)    if such Registrational Trial is a Joint Registrational Trial, [***].
The foregoing reimbursable amounts pursuant to this Section 3.5.4, if any, shall be invoiced by the conducting Party to the non-conducting Party in a single invoice (but only after such time as such amounts become reimbursable following achievement, if any, of the applicable Independent Trial Reimbursement Trigger in accordance with the foregoing provisions of this Section 3.5.4), and such non-conducting Party shall pay such undisputed invoice within [***] of such invoice being received by the reimbursing Party. Notwithstanding anything to the contrary contained herein, (a) [***], (b) [***], (c) no Clinical Trial (or portion thereof) under an Independent Development Plan shall be reimbursed by the non-conducting Party more than once pursuant to this Section 3.5.4, and (d) the costs and expenses of any Permitted Independent Investigator-Sponsored Study or Permitted Independent Third Party-Sponsored Combination Clinical Trial shall not be subject to reimbursement pursuant to Section 3.5.4.
3.5.5Independent Trials (as well as any in vivo studies or Combination Trials that are Independent Pre-Proof of Concept Combination Studies) that BioNTech conducts independently (including any Permitted Independent Investigator-Sponsored Study or Permitted Independent Third Party-Sponsored Combination Clinical Trial where BioNTech (or its Affiliate) engages the Third Party to conduct such activities) shall be part of the “BioNTech Independent Development Plan” (and BioNTech shall be deemed to be the “Lead Development Party” with respect to such Independent Trials and Independent Pre-Proof of Concept Combination Studies), and Independent Trials (as well as any in vivo studies or Combination Trials that are Independent Pre-Proof of Concept Combination Studies) that the BMS conducts independently (including any Permitted Independent Investigator-Sponsored Study or Permitted Independent Third Party-Sponsored Combination Clinical Trial where BMS (or its Affiliate) engages the Third Party to conduct such activities) shall be part of “BMS Independent Development Plan” (and BMS shall be deemed to be the “Lead Development Party” with respect to such Independent Trials and Independent Pre-Proof of Concept Combination Studies) (both plans together, “Independent Development Plan(s)”). The initial BioNTech Independent Development Plan is attached hereto as Schedule 3.5.5(A) and the initial BMS Independent Development Plan is attached hereto as Schedule 3.5.5(B). If any additional Independent Trials (or additional in vivo studies or Combination Trials that are Independent Pre-Proof of Concept Combination Studies) will be conducted by BioNTech pursuant to the foregoing provisions of this Section 3.5, then BioNTech shall update the BioNTech Independent Development Plan and provide the same to BMS. If any additional Independent Trials (or additional in vivo studies or Combination Trials that are Independent Pre-Proof of Concept Combination Studies) will be conducted by BMS pursuant to the foregoing provisions of this Section 3.5, then BMS shall update the BMS Independent Development Plan and provide the same to BioNTech. Each Independent Development Plan will include a budget, on an Independent Trial-by-Independent Trial basis (or, with respect to Combination Trials that are Independent Pre-Proof of Concept Combination Studies, on an Independent Pre-Proof of Concept Combination Study-by-Independent Pre-Proof of Concept Combination Study basis, as applicable), of the total estimated development costs (based on (i) with respect to an Independent Trial, the budget of all estimated Joint Development Costs for the applicable Clinical Trial thereunder that such Party initially provided to the other Party through the JDC pursuant to Section 3.5.2 or (ii) with respect to a Combination Trial that is an Independent Pre-Proof of Concept Combination Study, based on the reasonable budget determined by the Party conducting such Independent Pre-Proof of Concept Combination Study and provided to the other Party through the JDC pursuant to Section 3.5.1). For clarity, BioNTech may conduct any BioNTech Ongoing Clinical Trials under the BioNTech Independent Development Plan through one or more BioNTech Third Party Designees.
3.5.6Clinical Trials to be added to an Independent Development Plan (including, for clarity, in vivo studies or Combination Trials that are Independent Pre-Proof of Concept Combination Studies, whether Clinical Trials or in vivo pre-clinical studies) must comply with the following prerequisites (the “Prerequisites”):
[***]
3.5.7Prior to including the conduct of any Clinical Trial under an Independent Development Plan (or any in vivo studies or Combination Trials that are Independent Pre-Proof of Concept Combination Studies), the Party proposing to conduct such activity shall notify the other Party (through the JDC) thereof in writing and in reasonable detail so as to allow the Parties to determine compliance with the Prerequisites. In the event that either Party reasonably believes a Prerequisite is not fulfilled with respect to a Clinical Trial (or in vivo pre-clinical study, as applicable), such Party may notify the other Party of such objection (in accordance with a notification process to be determined by the JDC, provided that such process shall include that the determination whether there is compliance with the Prerequisites shall occur within [***] of such written notice). If a Party raises a safety concern as set forth in Section 3.5.6(a) regarding such proposed Clinical Trial (or in vivo pre-clinical study, as applicable), the Parties shall discuss such concerns (through the JSMT) and agree on additional safety measures where appropriate (e.g., in the Clinical Trial protocol) (or in the in vivo pre-clinical study, as applicable) to address such concerns, and such proposed Clinical Trial (or in vivo pre-clinical study, as applicable) shall not be conducted unless and until so agreed by the Parties. If a Party notifies the other Party that the proposed Clinical Trial (or in vivo pre-clinical study, as applicable) would not be compliant with any existing Third Party agreements of such Party as set forth in Section 3.5.6(d), such Clinical Trial (or in vivo pre-clinical study, as applicable) may not be conducted by the other Party as an Independent Trial (or Independent Pre-Proof of Concept Combination Study, as applicable) without the prior written consent of such Party. [***] in each case of (a) and (b), unless agreed to in writing by such other Party (in its sole discretion) as set forth in Section 3.5.6(f) and Section 3.5.6(g), as applicable (provided, however, that, for clarity, decisions regarding global labelling for the Combination Trials with a BMS Proprietary Asset will be subject to mutual agreement, as provided herein). With respect to the Prerequisites set forth in Section 3.5.6(b) or Section 3.5.6(c) that the Parties may not agree to be fulfilled, such matter shall be determined by the JDC, but subject to BioNTech’s final decision making authority with respect to such matter in the event of a dispute so that BioNTech may independently run itself

(and prevent BMS from running) a proposed Clinical Trial (or in vivo pre-clinical study, as applicable) under the Independent Development Plan in such case.
3.5.8The Party sponsoring an Independent Trial (or the Party engaging the Third Party to sponsor a Permitted Independent Investigator-Sponsored Study or Permitted Independent Third Party-Sponsored Combination Clinical Trial), or conducting other Development activities, under an Independent Development Plan, in each case, shall be responsible for day-to-day and material operational decisions regarding such Independent Development Activities while keeping the other Party appropriately informed (including pursuant to Section 3.10); provided that such decisions are otherwise in accordance with the Prerequisites and this Agreement (including the provisions of Section 3.11 and Section 3.12, as applicable). The conducting Party shall keep the JDC apprised of the progress of such Independent Development Activities under Independent Development Plans on a quarterly basis, including by providing any safety information with respect to such activities.
3.5.9If a Party (or its Affiliate) completes a Registrational Trial under an Independent Development Plan, then, notwithstanding anything to the contrary contained herein, the Lead Regulatory Party (as MAH) for the Licensed Product in the applicable country shall, upon request of the Party that completed such Registrational Trial, file a Drug Approval Application (or an amendment or supplement, as applicable) for use of the Licensed Product for the indication that was the subject of such Registrational Trial (including use of the Licensed Product in Combination Therapy if a Combination Therapy was the subject to such Registrational Trial). For clarity, filing such Drug Approval Application (or amendment of supplement, as applicable) shall not be subject to JSC (or other Committee) approval.
3.5.10For clarity, following the Amended Effective Date, each Party shall be permitted to conduct (itself or through its Affiliate, but not with or through any Third Party), under its Independent Development Plan, pre-clinical in vitro studies in support of a Licensed Product (but excluding, in all cases, any such studies related to, or in support of, [***] or (iii) Combination Therapies (other than, with respect to applicable Combination Therapies, in accordance with Section 3.5.1)) (such in vitro studies, the “Additional Independent In Vitro Studies”) without presenting such Additional Independent In Vitro Studies to the JDC prior to conducting such studies. All such Additional Independent In Vitro Studies will be conducted at the sole cost and expense of the Party conducting such studies (and, for clarity, such costs shall not be eligible for reimbursement pursuant to Section 3.5.4). The Party conducting such Additional Independent In Vitro Study shall be required to disclose to the other Party (through the JDC), (x) [***] and (b) a summary of safety and efficacy or other material data once available. Any such Additional Independent In Vitro Study conducted by BioNTech shall be deemed to be included as part of the BioNTech Independent Development Plan, and any such Additional Independent In Vitro Study conducted by BMS shall be deemed to be included as part of the BMS Independent Development Plan, in each case, even if such activities are not actually added to such Independent Development Plan pursuant to Section 3.5.5.
3.6Updates and Amendments to the Joint Development Plan.
3.6.1Either Party, through the JDC, shall have the right to propose amendments to the Joint Development Plan for the Development of Licensed Antibodies or Licensed Products (but excluding Independent Pre-Proof of Concept Combination Studies), including the addition of new indications [***] or Exploratory Indications, new non-clinical studies, new Clinical Trials, including new Combination Trials and [***], each with a Party’s Proprietary Asset or a Third Party Asset (including via clinical trial collaboration and supply agreements), whether sponsored by a Party or by a Third Party, the addition of new cohorts/arms or indications in existing Joint Trials (provided that, for clarity, a Party shall not have the right to propose any such activities with respect to a Combination Therapy with the other Party’s Proprietary Asset, unless consented to by the other Party in writing in its sole discretion), or changes to study design, objectives and patient population in existing Joint Trials, for approval by the JDC, but such proposal shall be included, and the Joint Development Plan revised, only if approved by the JDC (or JSC, as applicable) (subject to the decision-making authority in Section 8.7.4). With respect to any proposed amendment to the Joint Development Plan, including to add a new Clinical Trial or to add new cohorts or indications to an existing Clinical Trial, or amendments to a Clinical Trial study design, objectives or patient population, such proposed amendment shall (unless the Parties mutually agree otherwise) include (a) a proposed protocol (if such proposed amendment relates to a Clinical Trial), (b) a budget of all estimated Joint Development Costs for such proposed amendment, (c) the forecasted quantity of Licensed Products (or Licensed Antibodies, if such proposed amendment requires Licensed Antibodies separate from Licensed Products) required to implement such proposed amendment, (d) anticipated timelines for the activities for such proposed amendment, (e) for any Clinical Trial involving a Third Party Asset, all relevant data in the proposing Party’s possession relating to such Third Party Asset (with respect to the proposed use of such Third Party Asset pursuant to such proposed amendment), but subject to any applicable confidentiality obligations with the applicable Third Party, (f) for a Clinical Trial proposed to be sponsored by a Third Party, identification of the proposed Third Party sponsor, and (g) all data generated under any Independent Pre-Proof of Concept Combination Study (to the extent that such proposed amendment relates to subsequent activities following from such Independent Pre-Proof of Concept Combination Study), to the extent not previously disclosed to the other Party hereunder and, in each case (a) through (g), subject to control measures agreed to by the Parties pursuant to Section 3.7 (if applicable). Upon JDC approval (or JSC approval, as applicable), the Parties shall update the Joint Development Plan (including the budget) to include such new clinical trial or amendment. Subject to the decision-making authority in Section 8.7.4, if the JDC (or JSC, as applicable) does not agree on the addition of a new Clinical Trial or other study or activity to the Joint Development Plan (including, for clarity, amendments to existing Joint Trials or existing Development activities included in the Joint Development Plan, but subject to Section 8.7.4), such Clinical Trial or other study or activity shall not be included in the Joint Development Plan, but with respect to a New Proposed Joint Trial, if the non-Proposing Party’s members of the JDC (or JSC, as applicable) did not approve the inclusion of such New Proposed Joint Trial in the Joint Development Plan, the Party proposing such New Proposed Joint Trial shall be permitted to conduct it (but excluding, for clarity, any New Proposed Joint Trial that (i) was a medical affairs-related signal seeking study or investigator-sponsored study (including collaborative research studies), or (ii) is a Clinical Trial proposed to be sponsored by a Third Party, which studies or Clinical Trials, if any, shall only be conducted pursuant to the Joint Development Plan and shall not be conducted under an Independent Development Plan, except for Permitted Independent Investigator-Sponsored Studies or Permitted Independent Third Party-Sponsored Combination Clinical Trials) under such Party’s respective Independent Development Plan, as set forth in Section 3.5.3 (but subject to the Prerequisites).
3.6.2On a quarterly basis, the Parties shall submit to the JDC a reasonably detailed financial forecast (in a form determined by the JFC) of projected costs and expenses of Development activities under the Joint Development Plan for the Calendar Year (and a comparison to the budgets therefor) and, if mutually agreed by the JSC, the Parties may amend the Joint Development Plan (and corresponding budget). On an annual basis, or more often as the Parties may deem appropriate, (a) each Party shall prepare proposed amendments to the then-current Joint Development Plan (and corresponding budget), for review by the JDC no later than [***] of each Calendar Year and (b) the JDC shall prepare proposed amendments to the then-current Joint Development Plan (and corresponding budget), for approval of the JDC (or JSC, as applicable) no later than [***] of each Calendar Year. Such amended Joint Development Plan shall cover the applicable period as set forth therein and shall contain corresponding updates to the corresponding budget included therein, which shall appropriately itemize the costs and expenses separately for each Development activity, to the extent practicable. Such updated and amended Joint Development Plan shall reflect any changes, re-prioritization of Development activities within, reallocation of resources with respect to, or revisions to the then-current Joint Development Plan. Once approved by the JDC (or JSC, as applicable), the amended Joint Development Plan (and corresponding budget) shall become effective for the applicable period on the date approved by the JDC (or JSC, as applicable) (or such other date as the JDC or JSC, as applicable, shall specify). Any JDC- or JSC-approved amended Joint Development Plan shall supersede the previous Joint Development Plan for the applicable period. Notwithstanding the foregoing, in the event that the JDC (or JSC, as applicable) does not approve a given amended Joint Development Plan, then the then-current Joint Development Plan shall continue in effect without modification (i.e., no changes shall be made to the Joint Development Plan unless and until agreed to by the JSC) such that only the Development activities set forth in the then-current Joint Development Plan shall continue (in accordance with the then-current Development budget, as applicable, without any additional budget changes being made).
3.7Information Sharing For Directly Competitive Assets. If a Party desires to include Development activities under a Joint Development Plan or a new in vivo study or Clinical Trial under an Independent Development Plan (including any in vivo studies or Combination Trials that are Independent Pre-Proof of Concept Combination Studies) that includes Development of a Proprietary Asset for use in a Combination Therapy with a Licensed Product (or as a Combination Product, but subject to Section 3.15), then such Party shall provide the other Party (through the JDC) with a high-level description of the activities proposed and identify the class of the Proprietary Asset (including information about such Proprietary Asset sufficient for the non-proposing Party to determine if it has a Directly Competitive product, as set forth in the definition of “Directly Competitive”) (a “High-Level Proprietary Asset Combination Description Notice”). Within [***] after receipt of such High-Level Proprietary Asset Combination Description Notice, the non-proposing Party shall notify the proposing Party if it has any Directly Competitive products with respect to the Proprietary Asset proposed to be Developed in such Combination Therapy (or Combination Product, as applicable). If the non-proposing Party notifies the proposing Party that it has a Directly Competitive product, then the Parties shall promptly meet to discuss and agree on appropriate mechanisms to segregate Competitively Sensitive Information that will be provided by the proposing Party to the other Party hereunder, which mechanisms in all cases shall include the mechanisms included on Schedule 3.7. If the non-proposing Party does not have a Directly Competitive product at the time the other Party proposes to include such Development activities under the Joint Development Plan or a new in vivo study or Clinical Trial under an Independent Development Plan, as applicable, but such non-proposing Party subsequently obtains rights to a Directly Competitive product (either from a Third Party or through internal development), then such non-proposing Party shall promptly notify the other Party, and the Parties shall promptly meet to discuss and agree on appropriate mechanisms to limit or segregate Competitively Sensitive Information that will be provided by the proposing Party to the other Party hereunder, which mechanisms in all cases shall include the mechanisms included on Schedule 3.7. If, while the proposing Party is continuing to Develop the Proprietary Asset for use in such Combination Therapy (or Combination Product, as applicable) hereunder, the non-proposing Party no longer has a Directly Competitive product (e.g., such non-proposing Party divests or out-licenses its rights to the Directly Competitive product, or ceases the IND-enabling studies, clinical development and commercialization of such Directly Competitive product), then such non-proposing Party may notify the other Party thereof, and thereafter the mechanisms put in place to limit or segregate the sharing of such Competitively Sensitive Information shall no longer apply.
3.8Lead Development Party Activities under the Joint Development Plan; Activities under Independent Plans.
3.8.1With respect to a Clinical Trial of Licensed Product to be conducted pursuant to the Joint Development Plan, the Lead Development Party shall prepare and submit to the JDC for review, discussion and approval of (including in accordance with Section 8.2.1(h) with respect to Joint Development Activities) the protocol (and any material amendments thereto) for any such Clinical Trial. With respect to a Clinical Trial of Licensed Product to be conducted pursuant to any Independent Development Plan, the Lead Development Party shall prepare and submit to the JDC for review and discussion the protocol synopsis (and any material amendments thereto) for any such Clinical Trial; provided that, with respect to any Permitted Independent Investigator-Sponsored Studies or Permitted Independent Third Party-Sponsored Combination Clinical Trials, the Lead Development Party shall also provide the other Party with the protocol (and any material amendments thereto) and shall implement any reasonable comments of the other Party to such protocol (or material amendment thereto). The Lead Development Party shall ensure that the Clinical Trial is performed in accordance with the protocol (and protocol synopsis) and all Applicable Laws, including GCP, and this Agreement. The Lead Development Party shall be responsible for selecting the Clinical Trial sites and clinical trial investigators for the Development activities and entering into clinical trial agreements in connection therewith. Any clinical trial agreements shall require the Clinical Trial sites to comply with all Applicable Laws and will contain provisions in accordance with industry standards, including those relating to confidentiality, data and results, intellectual property and publications; provided that, in all cases, such agreement shall require that all Know-How specifically related to the Licensed Product (or any Proprietary Asset), including improvements or modifications thereof, shall be assigned to the Lead Development Party (and thereafter subject to further assignment as between the Parties as provided for herein). The Lead Development Party shall prepare and obtain the patient informed consent forms for the Clinical Trials as part of the Development activities, which shall comply with Applicable Law. The Lead Development Party shall ensure that all patient authorizations and consents, and all agreements with clinical trial sites and investigators, in each case, in connection with the Clinical Trials permit, in accordance with Applicable Law, sharing of clinical trial data with the other Party in accordance with this Agreement.
3.8.2With respect to any other Development activities under the Joint Development Plan or any Independent Development Plan, the Lead Development Party shall be responsible for the conduct of such activities, and the Lead Development Party shall ensure that such activities are performed in accordance with all Applicable Laws, including GLP and GCP, and this Agreement.
3.9Performance.
3.9.1During the Term, except for the conduct of the Joint Development Activities set forth in the Joint Development Plan, Independent Development Activities as set forth in any Independent Development Plan, [***], neither Party (or its respective Affiliates) shall, directly or indirectly, conduct (or have conducted) any other Clinical Trials or other Development activities with respect to the Licensed Antibodies or Licensed Products, or grant a Third Party any rights to do so. Each Party shall, and shall cause its Affiliates, Sublicensees and permitted subcontractors, as applicable, to perform all Development activities under this Agreement in accordance with GLP and GCP (and, subsequent to Marketing Approval for a Licensed Product, GVP with respect to such Licensed Product), to the extent applicable, and all other Applicable Laws (including the guidelines for animal care and use set forth on Schedule 3.9) and this Agreement.
3.9.2The Parties shall use diligent efforts to define and finalize clinical quality processes, and to execute a written clinical practice quality agreement (the “Good Clinical Practice Quality Agreement”) within [***] after the Amended Effective Date.  The Good Clinical Practice Quality Agreement shall define between the Parties clinical auditing responsibilities, audit activity information sharing, escalation of quality issues and interaction and responsibilities during Regulatory Authority inspection with respect to any Clinical Trials conducted under this Agreement.
3.9.3[***].
3.10Records and Reports.
3.10.1Records. Each Party will, and will cause each of its Affiliates, Sublicensees and subcontractors to, maintain, in good scientific manner, complete, current and accurate records of all Joint Development Activities and Independent Development Activities, as applicable, conducted by or on behalf of such Party under this Agreement, including all Development Data and other data and information resulting from such activities. Such books and records shall (a) be appropriate for patent and regulatory purposes, (b) be in compliance with Applicable Law, (c) properly reflect work done and results achieved in the performance of the Joint Development Activities or Independent Development Activities, as applicable, (d) record only the Joint Development Activities or Independent Development Activities, as applicable, conducted and not include or be commingled with records of other activities for other compounds or products that are not Licensed Antibodies or Licensed Products and (e) be retained by the applicable Party for at least [***] after the end of the Term or for such longer period as may be required by Applicable Law.
3.10.2Reports and Data.
[***]
3.10.3Each Party agrees that it shall carry out (and cause it contractors and Sublicensees to carry out) all Development activities for the Licensed Product and collect and record any data generated therefrom in compliance with Applicable Law and in a manner consistent with the following: (a) data will be generated using sound scientific techniques and processes, (b) data will be accurately recorded in accordance with good scientific practices by persons conducting research hereunder, (c) data will be analyzed appropriately without bias in accordance with good scientific practices, and (d) data and results will be stored securely and in a manner that can be easily retrieved.
3.11Combinations with Third Party Products.
3.11.1General. If either Party proposes to Develop the Licensed Products for use in Combination Therapy with a Third Party Asset, whether under the Joint Development Plan or an Independent Development Plan, then, in all cases, (a) the proposing Party must first propose such Development to be included in the Joint Development Plan pursuant to Section 3.6.1 (and, for clarity, if the non-proposing Party’s members of the JDC (or JSC, as applicable) did not approve the inclusion of the Clinical Trial in the Joint Development Plan, then the proposing Party may then propose the Clinical Trial to be included in its Independent Development Plan in accordance with, and subject to, Section 3.6.1 (but subject in all cases to the requirements of this Section 3.11)), (b) such Development must comply with the Prerequisites, and (c) the agreement with the Third Party shall not (i) conflict with, be inconsistent with or otherwise prohibit or limit in any way the rights or licenses granted (or purported to be granted) to the other Party under this Agreement or (ii) bind the other Party (or any of its Affiliates) to any non-compete provisions, exclusivity provisions or other similar restrictions on its (or any of its Affiliate’s) business or operations, in each case ((i) and (ii)), without the other Party’s prior written consent.
3.11.2Third Party Inbound Clinical Trials. Without limiting the provisions of Section 3.11.1, (a) if either Party proposes to Develop the Licensed Products for use in Combination Therapy with a Third Party Asset under an Independent Development Plan and the proposing Party will be the sponsor of the applicable Clinical Trial, then the agreement with the Third Party shall also comply with the terms set forth in Schedule 3.11 and (b) without limiting a Party’s rights under the foregoing clause (a) for activities under its Independent Development Plan, if either Party proposes to Develop the Licensed Products for use in Combination Therapy with a Third Party Asset under the Joint Development Plan [***].
3.11.3Third Party Outbound Clinical Trials. Without limiting the provisions of Section 3.11.1, (a) if either Party proposes to Develop a Licensed Product for use in Combination Therapy with a Third Party Asset under its Independent Development Plan, and the Third Party will be the sponsor of the applicable Clinical Trial, then (i) the agreement with the Third Party must be in the form of the template Third Party-sponsored combination trial agreement to be mutually agreed to by the Parties within [***] after the Amended Effective Date (or such other time as may be agreed to by the Parties) (the “Approved Independent Third Party-Sponsored Combination Clinical Trial Template”); provided that such template shall identify those provisions of such template that may be modified by the contracting Party without the prior written approval of the other Party (provided that, in all cases, any such modifications must be consistent with (and not conflict with) the terms and conditions of this Agreement), [***], (ii) [***], (iii) [***], (iv) [***] and (v) if the other Party notifies the proposing Party that it has a Proprietary Asset that is Directly Competitive with the Third Party Asset that will be used in the Combination Therapy, then at the request of the non-proposing Party, [***] shall discuss (prior to the proposing Party entering into the agreement with the Third Party) the possibility of conducting the Clinical Trial with the non-proposing Party’s Proprietary Asset rather than the Third Party Asset (any such Clinical Trial that satisfies the foregoing requirements of this clause (a) as well as the requirements of Section 3.11.1, a “Permitted Independent Third Party-Sponsored Combination Clinical Trial”) or (b) without limiting a Party’s rights under the foregoing clause (a) for activities under its Independent Development Plan, if either Party proposes to Develop a Licensed Product for use in Combination Therapy with a Third Party Asset under the Joint Development Plan, [***], then (i) [***], (ii) [***], (iii) [***], (iv) [***] and (v) if the other Party notifies the proposing Party that it has a Proprietary Asset that is Directly Competitive with the Third Party Asset that will be used in the Combination Therapy, then at the request of the non-proposing Party, [***] shall discuss (prior to the proposing Party entering into the agreement with the Third Party) the possibility of conducting the Clinical Trial with the non-proposing Party’s Proprietary Asset rather than the Third Party Asset (any such Clinical Trial that satisfies the foregoing requirements of this clause (b) as well as the requirements of Section 3.11.1, a “Permitted Joint Third Party-Sponsored Combination Clinical Trial”). Notwithstanding anything to the contrary contained herein, the costs and expenses of any Permitted Independent Third Party-Sponsored Combination Clinical Trial shall be borne [***].
3.12Investigator Sponsored Studies.
3.12.1General. If either Party proposes to engage a Third Party to conduct an investigator-sponsored study (including collaborative research study) as part of the Development of Licensed Product, whether under the Joint Development Plan or an Independent Development Plan, then, in all cases, (a) the proposing Party must first propose such Development to be included in the Joint Development Plan pursuant to Section 3.6.1 (and, for clarity, if the non-proposing Party’s members of the JDC (or JSC, as applicable) did not approve the inclusion of the Clinical Trial in the Joint Development Plan, then the proposing Party may then propose the Clinical Trial to be included in its Independent Development Plan in accordance with, and subject to, Section 3.6.1 (but subject in all cases to the requirements of this Section 3.12)), (b) such Development must comply with the Prerequisites, and (c) the agreement with the Third Party shall not (i) conflict with, be inconsistent with or otherwise prohibit or limit in any way the rights or licenses granted (or purported to be granted) to the other Party under this Agreement or (ii) bind the other Party (or any of its Affiliates) to any non-compete provisions, exclusivity provisions or other similar restrictions on its (or any of its Affiliate’s) business or operations, in each case ((i) and (ii)), without the other Party’s prior written consent.
3.12.2Additional Requirements. Without limiting the provisions of Section 3.12.1, (a) if either Party proposes to Develop a Licensed Product by conducting an investigator-sponsored study (including collaborative research study) under its Independent Development Plan, and the Third Party investigator will be the sponsor of the applicable Clinical Trial, then (i) the agreement with the Third Party must be in the form of the template investigator-sponsored study agreement to be mutually agreed to by the Parties within [***] after the Amended Effective Date (or such other time as may be agreed to by the Parties) (the “Approved Independent Investigator-Sponsored Study Template”); provided that such template shall identify those provisions of such template that may be modified by the contracting Party without the prior written approval of the other Party (provided that, in all cases, any such modifications must be consistent with (and not conflict with) the terms and conditions of this Agreement), [***], (ii) [***], (iii) [***], (iv) [***] and (v) the applicable Clinical Trial may not be for a Combination Therapy with a Third Party Asset unless otherwise agreed by the other Party in writing (any such Clinical Trial that satisfies the foregoing requirements of this clause (a) as well as the requirements of Section 3.12.1, a “Permitted Independent Investigator-Sponsored Study”) or (b) without limiting a Party’s rights under the foregoing clause (a) for activities under its Independent Development Plan, if either Party proposes to Develop a Licensed Product by conducting an investigator-sponsored study (including collaborative research study) under the Joint Development Plan, and the Third Party investigator will be the sponsor of the applicable Clinical Trial, then (i) the agreement with the Third Party must be mutually approved by the Parties in writing (ii) the protocol (and any material amendments thereto) must be submitted to the non-proposing Party (through the JDC) for review and discussion, and must be reviewed and approved by the JDC, (iii) [***], (iv) [***] and (v) the applicable Clinical Trial may not be for a Combination Therapy with a Third Party Asset unless otherwise agreed by the other Party in writing (any such Clinical Trial that satisfies the foregoing requirements of this clause (b) as well as the requirements of Section 3.12.1, a “Permitted Joint Investigator-Sponsored Study”). Notwithstanding anything to the contrary contained herein, the costs and expenses of any Permitted Independent Investigator-Sponsored Study shall be borne [***].
3.13Safety Issues. Notwithstanding anything to the contrary contained herein, if a Party reasonably and in good faith believes that there is a potential Safety Issue in a given Clinical Trial that is being conducted hereunder, then such Party shall immediately refer such potential Safety Issue to the JSMT; provided that, in all cases, such Party shall have the right to suspend, or require the other Party to suspend (if the Clinical Trial is being conducted by or on behalf of the other Party or its Sublicensees) and such other Party shall suspend (and cause its contractors and Sublicensees to suspend) (upon written notice from the first Party), such Clinical Trial (subject to the conducting Party’s obligations to comply with legal and regulatory requirements) until the earlier of (i) the JSMT making a finding that such potential Safety Issue is not a Safety Issue, or (ii) if the JSMT makes a finding that such potential Safety Issue is a Safety Issue, such Safety Issue being reasonably resolved as determined by the JSMT.
3.14[***]. [***]
3.15[***]. [***]

Article 4
REGULATORY MATTERS
4.1Marketing Authorization; IND.
4.1.1Lead Regulatory Party. The “Lead Regulatory Party” shall be (a) BioNTech for Licensed Products in the United States, United Kingdom, China, Turkey and for the European Union with the EMA (and where relevant, the Regulatory Authorities of individual member states of the European Union) and (b) BMS for Licensed Products for the rest of the Territory, in each case of (a) and (b), except as otherwise expressly set forth in this Agreement (including Section 4.5). Subject to the provisions of Section 4.2, the Lead Regulatory Party shall be responsible for preparing, obtaining, holding and maintaining the Regulatory Approvals (other than Pricing and Reimbursement Approvals) or Drug Approval Applications for the Licensed Product in its (or its Affiliates’) name (“MAH”) in its respective territory. Subject to Section 4.1.2 (with respect to the Company Core Data Sheet), Section 4.2 and Section 4.5, the applicable Lead Regulatory Party shall be responsible for preparing all Regulatory Documentation for the applicable Licensed Product in such country in the Territory, and planning and executing all related regulatory activities and communications with the Regulatory Authorities related to such Regulatory Approvals or Drug Approval Applications for the Licensed Product in a given country in the Territory (provided, for clarity, with respect to a Clinical Trial, the Lead Development Party (even if it is not the Lead Regulatory Party for the Licensed Product in the country which the Clinical Trial will be conducted) will be responsible for planning and executing all related regulatory activities and communications with the Regulatory Authorities related to such Clinical Trial, including the IND with respect thereto and such IND shall be in the name of such Lead Development Party (or its Affiliate), in each case in accordance with Section 4.1.3). The Parties shall cooperate and coordinate with respect to all communications, filings and meetings with respect to the foregoing as provided in Section 4.2. All regulatory matters (other than such matters with respect to Pricing and Reimbursement Approval) for the Licensed Products shall be subject to the oversight and approval of the JDC, and all regulatory matters with respect to Pricing and Reimbursement Approval shall be subject to the oversight and approval of the JCC.
4.1.2Responsibility for Company Core Data Sheet. Subject to Section 4.2, BioNTech shall own, and be responsible for, the Company Core Data Sheet and manage its development and maintenance, in consultation with BMS. The Lead Regulatory Party in the applicable country shall be responsible for creating and updating the local product information for the Licensed Product in the applicable country; provided that the Lead Regulatory Party shall submit such information to the JDC for approval by the JDC if any deviations are made from the Company Core Data Sheet. For purposes of this Agreement, “Company Core Data Sheet” means a document setting forth information relating to safety, efficacy, indications, dosing, pharmacology, and other information concerning the Licensed Product.
4.1.3Lead Development Party Responsibility for IND. If the Lead Development Party for a given Clinical Trial is not the Lead Regulatory Party in a certain country or region (e.g., European Union), then such Lead Development Party shall be responsible for regulatory matters in such country or region with respect to such Clinical Trial, including obtaining and maintaining the IND for such Clinical Trial in its (or its Affiliate’s) name (and, for clarity, the Lead Regulatory Party shall remain responsible for all other applicable regulatory matters in such country or region as set forth in Section 4.1.1); provided that the Parties shall cooperate and coordinate with respect to all communications, filings and meetings with respect to such Clinical Trial as provided in Section 4.2; provided, further, that if one Party is the Lead Development Party and the other Party is the Lead Regulatory Party in a given country or region and the Lead Regulatory Party already has an applicable IND for the Licensed Product, then, at the Lead Development Party’s reasonable request, the Lead Development Party may exercise the rights of reference granted to it under Article 11 to reference the Lead Regulatory Party’s existing INDs for the applicable Licensed Product, in connection with the applicable Clinical Trial, and, in any case, the Lead Regulatory Party shall execute the necessary documents and provide necessary information to permit such reference to its Regulatory Documentation.
4.2Regulatory Interactions and Cooperation.
4.2.1The Parties will cooperate and jointly provide assistance to each other with respect to the joint (if permitted by Applicable Law) regulatory activities and joint (if permitted by Applicable Law) interactions for the Licensed Products to enable the Lead Regulatory Party to fulfill its obligations under Section 4.1.1 (and, to the extent applicable, to enable the Lead Development Party to fulfill its obligations with respect thereto pursuant to Section 4.1.3). Subject to Section 4.2.5, the Lead Regulatory Party (or the Lead Development Party, as applicable) will notify the other Party of any filing, submission, communication or interaction with a Regulatory Authority with respect to any Licensed Product reasonably prior to the submission or occurrence thereof (or, with respect to communications received from a Regulatory Authority, within [***] after receipt thereof, or such shorter time as reasonably practicable in the event a Regulatory Authority establishes a deadline shorter than such period of [***] or in connection with material safety topics) in order to allow the other Party sufficient time to review the same, and will implement any reasonable comments of the other Party or its representatives as to such filing, submission, communication or interaction. Subject to Section 4.2.5, the non-Lead Regulatory Party (or the non-Lead Development Party, as applicable) shall provide its comments within [***] (or such longer period of time mutually agreed to by the Parties) after receipt of the materials from the Lead Regulatory Party (or the Lead Development Party, as applicable); provided that, if the applicable Regulatory Authority establishes a response deadline for any such filings, submissions, communications, and interactions shorter than such [***] period, the Parties shall work cooperatively to ensure that such other Party has a reasonable opportunity for review and comment within such deadlines. Subject to Section 4.2.5, the Lead Regulatory Party (or the Lead Development Party, as applicable) shall not make any filing, submission, communication or other interaction with a Regulatory Authority with respect to the Licensed Product unless such filing, submission, communication or other interaction has been reviewed by the other Party and the other Party’s reasonable comments have been implemented or has been otherwise approved by the JDC. Subject to Section 4.2.5, the Lead Regulatory Party (or the Lead Development Party, as applicable) shall promptly provide to the non-Lead Regulatory Party (or the non-Lead Development Party, as applicable) a copy of (a) all correspondence from any Regulatory Authority for the Licensed Product, and (b) final Regulatory Documentation submitted to a Regulatory Authority for the Licensed Product after submission thereof. Without limiting the foregoing, if the non-Lead Regulatory Party (or the non-Lead Development Party, as applicable) receives any material correspondence from a Regulatory Authority for the Licensed Product, it shall promptly provide copies thereof to the Lead Regulatory Party (or the Lead Development Party, as applicable).
4.2.2Subject to Section 4.2.5, if the Lead Regulatory Party (or Lead Development Party, with respect to matters pursuant to Section 4.1.3, as applicable) will have any meeting, conference or discussion with the Regulatory Authorities concerning the Licensed Products (including any advisory committee meeting with the FDA), the Lead Regulatory Party (or Lead Development Party, as applicable) shall provide the non-Lead Regulatory Party (or non-Lead Development Party, as applicable) with prior written notice thereof, within [***] after it first receives notice of the intent to schedule such meeting, conference or discussion (or, if such meeting, conference or discussion will take place within [***] after it receives such notice, as soon as reasonably practicable after it receives notice of the scheduling of such meeting, conference or discussion). Except to the extent prohibited by the applicable Regulatory Authority, the other Party will be permitted to have, and the Lead Regulatory Party (or Lead

Development Party, as applicable) will request that the other Party be allowed to have, [***] representatives [***] in all such meetings, conferences, and discussions. Except to the extent prohibited by the applicable Governmental Authority, the relevant Lead Regulatory Party (or Lead Development Party, as applicable) will include non-Lead Regulatory Party (or non-Lead Development Party, as applicable), to the extent practical, in any unscheduled, ad-hoc meetings, conferences and discussions with Regulatory Authorities concerning Licensed Products. The relevant Lead Regulatory Party (or Lead Development Party, as applicable) shall promptly provide the non-Lead Regulatory Party (or non-Lead Development Party, as applicable) with copies of the minutes of all such meetings, conferences and discussions with such Regulatory Authorities.
4.2.3Notwithstanding the foregoing provisions of this Section 4.2, if a Licensed Product is being used in a Proprietary Combination Therapy with a Party’s Proprietary Asset, then such Party will have the right to approve such regulatory filings, submissions or communications to the extent related to its Proprietary Asset. Without limiting the foregoing, with respect to Regulatory Documentation or communications with a Regulatory Authority for the Licensed Product that specifically pertain to a Proprietary Party’s Proprietary Asset (in the event the other Party is the Lead Regulatory Party (or the Lead Development Party with respect to matters pursuant to Section 4.1.3, as applicable)), the other Party (as the Lead Regulatory Party (or the Lead Development Party, as applicable)) shall provide to the Proprietary Party any comments or other inquiries from a Regulatory Authority it receives that specifically pertain to the Proprietary Party’s Proprietary Asset, and the Proprietary Party shall promptly review and respond to such comment or inquiry and such other Party (as the Lead Regulatory Party (or the Lead Development Party, as applicable)) shall forward such response to the Regulatory Authority on the Proprietary Party’s behalf. The Parties agree to work together in good faith to provide responses in a timely manner such that each Party is able to meet deadlines for submissions to Regulatory Authorities.
4.2.4Each Party shall provide the other Party with data, regulatory documents and information in its (or its Affiliate’s) possession or Control related to the Licensed Product that may be reasonably required by the other Party (as Lead Regulatory Party, or Lead Development Party with respect to matters pursuant to Section 4.1.3, as applicable) to exert their decision making, prepare and submit regulatory filings under their responsibility, to exercise their responsibilities as Lead Regulatory Party (or Lead Development Party, as applicable), and to fulfil their legal obligations as Lead Regulatory Party (or Lead Development Party, as applicable), including as IND, MAA or BLA holder as they case may be, in each case in accordance with this Agreement.
4.2.5Notwithstanding the foregoing provisions in this Section 4.2, with respect to all Clinical Trials pursuant to a Party’s Independent Development Plan (a) the Lead Development Party shall not be required to provide the other Party with copies of filings, submissions, communications or interactions with Regulatory Authorities pursuant to this Section 4.2 with respect to such Clinical Trials, and instead within [***] after submission or receipt, the conducting Party shall provide the other Party with the regulatory documentation set forth on Schedule 4.2.5 (in each case, including any information or data contained or referenced therein that is relevant to a Licensed Antibody or Licensed Product from such Clinical Trials), (b) the Lead Development Party shall not be required to include the other Party in, and the other Party shall not be permitted to attend, any meetings, conferences, discussions or other interactions with the Regulatory Authorities with respect to such Clinical Trial, and (c) the Lead Development Party shall not be required to obtain the approval of the JDC with respect to any filings, submissions, communications or other interactions with Regulatory Authorities with respect to such Clinical Trials.
4.2.6[***]

4.2.7For clarity, this Section 4.2 shall not apply to Pricing and Reimbursement Approvals or any regulatory matters in connection therewith.
4.3Global Safety Database. BioNTech will transfer the global safety database for the Licensed Antibodies and Licensed Products to BMS at a time reasonably agreed by the Parties. Prior to the transfer of the global safety database for the Licensed Products to BMS, BioNTech shall be responsible for the maintenance of the global safety database, as more particularly described in the Pharmacovigilance Agreement pursuant to Section 4.4. Following the transfer of the global safety database for the Licensed Products to BMS, BMS shall be responsible for the maintenance of the global safety database, as more particularly described in the Pharmacovigilance Agreement pursuant to Section 4.4. Except with respect to those Out-of-Pocket Costs included in Other Shared Expenses pursuant to Section 1.116(i), each Party shall be responsible for the costs of maintaining its safety database.
4.4PV Agreement. The Parties shall negotiate and enter into a separate pharmacovigilance agreement within [***] of the Amended Effective Date (or such other date as mutually agreed) for the Licensed Product (the “Pharmacovigilance Agreement”). In the Pharmacovigilance Agreement the roles and responsibilities of both Parties with respect to safety matters for the Licensed Product will be defined (in accordance with Applicable Law), including that BioNTech shall hold and be responsible for the maintenance of the global safety database for the Licensed Products prior to the transfer thereof to BMS as set forth in Section 4.3 (including provisions for BioNTech to provide or otherwise make available safety information therein for the Licensed Product to BMS upon BMS’s request) and BMS shall hold and be responsible for the maintenance of the global safety database for the Licensed Products following the transfer thereof to BMS as set forth in Section 4.3 (including provisions for BMS to provide or otherwise make available safety information therein for the Licensed Product to BioNTech upon BioNTech’s request). In the event that this Agreement is terminated, the Parties agree to implement any necessary procedures and processes to ensure that any regulatory reporting obligations are fulfilled.
4.5Pricing and Reimbursement Matters. Notwithstanding the provisions of Section 4.2, with respect to Pricing and Reimbursement Approvals for the Licensed Product, the following shall apply:
4.5.1On a Licensed Product-by-Licensed Product and country-by-country basis, the JCC shall designate the “Lead Pricing Party” with respect to the execution of the pricing and reimbursement activities set forth in the Co-Commercialization Plan for such Licensed Product in such country in the Territory. Subject to the provisions of Section 4.5.2 and Section 4.5.3, the Lead Pricing Party shall be responsible for preparing, obtaining and maintaining the Pricing and Reimbursement Approvals for the applicable Licensed Product in the applicable country; provided that, in conducting such activities, the Lead Pricing Party shall comply with [***]. Subject to Section 4.5.2 and Section 4.5.3, the Lead Pricing Party shall be responsible for preparing all Regulatory Documentation (and other documentation, including value dossiers) with respect to Pricing and Reimbursement Approval for the applicable Licensed Product in the applicable country in the Territory, and planning and executing all related regulatory activities (and other activities) and communications with the Governmental Authorities (and other pricing authorities) related to such Pricing and Reimbursement Approvals in the applicable country in the Territory. The Parties shall cooperate and coordinate with respect to all communications, filings and meetings with respect to the foregoing as provided in Section 4.5.2 and Section 4.5.3. All regulatory matters (and other activities) with respect to Pricing and Reimbursement Approvals for the Licensed Products shall be subject to the oversight and approval of the JCC.
4.5.2The Parties will cooperate and jointly provide assistance to each other with respect to the joint (if permitted by Applicable Law) regulatory activities (and other activities)

and joint (if permitted by Applicable Law) interactions for the Pricing and Reimbursement Approvals for the Licensed Products to enable the Lead Pricing Party to fulfill its obligations under Section 4.5.1. The Lead Pricing Party will notify the other Party of any filing, submission, communication or interaction with a Governmental Authority with respect to Pricing and Reimbursement Approvals for any Licensed Product reasonably prior to the submission or occurrence thereof (or, with respect to communications received from a Governmental Authority, within [***] after receipt thereof, or such shorter time as reasonably practicable in the event a Governmental Authority establishes a deadline shorter than such period of [***]) in order to allow the other Party sufficient time to review the same. The non-Lead Pricing Party shall provide its comments within [***] (or such longer period of time mutually agreed to by the Parties) after receipt of the materials from the Lead Pricing Party; provided that, if the applicable Governmental Authority establishes a response deadline for any such filings, submissions, communications, and interactions shorter than such [***] period, the Parties shall work cooperatively to ensure that such other Party has a reasonable opportunity for review and comment within such deadlines. The Lead Pricing Party shall not make any filing, submission, communication or other interaction with a Governmental Authority with respect to Pricing and Reimbursement Approvals for the Licensed Product unless such filing, submission, communication or other interaction is approved by the JCC. The Lead Pricing Party shall promptly provide to the non-Lead Pricing Party a copy of (a) all correspondence from any Governmental Authority with respect to Pricing and Reimbursement Approvals for the Licensed Product, and (b) final Regulatory Documentation (and other documentation, including value dossiers) with respect to Pricing and Reimbursement Approvals submitted to a Governmental Authority for the Licensed Product after submission thereof. Without limiting the foregoing, if the non-Lead Pricing Party receives any material correspondence from a Governmental Authority with respect to Pricing and Reimbursement Approvals for the Licensed Product, it shall promptly provide copies thereof to the Lead Pricing Party.
4.5.3If the Lead Pricing Party will have any meeting, conference or discussion with the Governmental Authorities concerning Pricing and Reimbursement Approvals for the Licensed Products, the Lead Pricing Party shall provide the non-Lead Pricing Party with prior written notice thereof, within [***] after it first receives notice of the intent to schedule such meeting, conference or discussion (or, if such meeting, conference or discussion will take place within [***] after it receives such notice, as soon as reasonably practicable after it receives notice of the scheduling of such meeting, conference or discussion). Except to the extent prohibited by the applicable Governmental Authority, the other Party will be permitted to have, and the Lead Pricing Party will request that the other Party be allowed to have, [***] representatives [***] in all such meetings, conferences, and discussions. Except to the extent prohibited by the applicable Governmental Authority, the Lead Pricing Party will include the non-Lead Pricing Party, to the extent practical, in any unscheduled, ad-hoc meetings, conferences and discussions with Governmental Authorities concerning Pricing and Reimbursement Approvals with respect to the Licensed Products. The Lead Pricing Party shall promptly provide the non-Lead Pricing Party with copies of the minutes of all such meetings, conferences and discussions with such Governmental Authorities.
4.5.4Each Party shall provide the other Party with data, regulatory documents and information in its (or its Affiliate’s) possession or Control related to the Licensed Product that may be reasonably required by the Lead Pricing Party to exert their decision making, prepare and submit regulatory filings under their responsibility, to exercise their responsibilities as Lead Pricing Party, and to fulfil their legal obligations as Lead Pricing Party, in each case, in accordance with this Agreement.
4.5.5[***]

4.5.6Subject to Section 3.5.9, prior to submission of a Drug Approval Application (or any amendment thereof) in a particular country or jurisdiction in the Territory, the JCC shall review the commercial strategy for the applicable country and recommend to the JDC and JSC whether to approve, as appropriate, the preparation and submission of such Drug Approval Application (or amendment thereof), and prior to or upon Regulatory Approval in a particular country or jurisdiction, recommend to the JSC whether to approve the Launch of the Licensed Product for sale in such country or jurisdiction for the applicable indication. If the JCC cannot make a recommendation unanimously, the JCC shall refer such matter to the JSC for final decision-making. Subject to Section 3.5.9, upon receipt of such recommendation, the JSC shall review, discuss and determine whether to file such Drug Approval Application (or amendment thereof), or Launch such Licensed Product for the applicable indication, as applicable, in such country or jurisdiction. For clarity, (a) subject to Section 3.5.9, a Drug Approval Application (or amendment thereof) will not be filed in such country or jurisdiction and (b) the Licensed Product (or any label extension thereof) will not be Launched for the applicable indication in such country or jurisdiction, in each case, without the approval of the JSC. In the event that the JSC does not approve such submission of a Drug Approval Application (or amendment thereof) or such Launch, then (a) the JDC shall meet to review potential modifications to the regulatory strategy for such country and the Territory and (b) the JCC shall meet to review potential modifications to the commercial and pricing strategy for such country and the Territory and, in each case, present such potential modifications to the JSC for further discussion and approval.
4.5.7To the extent not prohibited by Applicable Law, the Parties shall reasonably cooperate, and shall provide such reasonable assistance as may be reasonably requested by the other Party, in connection with the activities relating to the Licensed Product described in this Section 4.5.
4.6Regulatory Documentation for Proprietary Collaboration Assets. The provisions of this Section 4.6 shall apply only with respect to submissions, documents and other correspondence submitted to Regulatory Authorities with respect to a Proprietary Party’s Proprietary Collaboration Asset for use in a Proprietary Combination Therapy (and, for clarity, shall not apply with respect to submissions, documents and other correspondence submitted to Regulatory Authorities for the Licensed Product itself for use in the Proprietary Combination Therapy, which shall be governed by the foregoing provisions of this Article 4).
(a)Notwithstanding the foregoing provisions of this Article 4, the applicable Proprietary Party shall be responsible for preparing all submissions, documents and other correspondence submitted to applicable Regulatory Authorities for such Proprietary Party’s Proprietary Collaboration Assets for use in a Proprietary Combination Therapy in the Territory, including INDs, Drug Approval Applications and regulatory approvals (including product labeling and including in connection with pricing and reimbursement approvals), in each case, for the Proprietary Collaboration Asset, and amendments and supplements thereto (collectively, the “Proprietary Asset Regulatory Documentation”) (and, for clarity, Proprietary Asset Regulatory Documentation shall not include submissions, documents or other correspondence submitted to the applicable Regulatory Authorities for the Licensed Product itself for use in the Proprietary Combination Therapy, which shall be governed by the foregoing provisions of this Article 4); provided that the other Party shall co-operate with the Proprietary Party in preparing such submissions, documents, and other correspondence with Regulatory Authorities, in each case to the extent specifically pertaining to the Licensed Product for use in a Proprietary Combination Therapy and as reasonably requested by the Proprietary Party.
(b)The applicable Proprietary Party shall (i) promptly provide to the other Party a copy of those portions of all material correspondence from any Regulatory Authority with respect to the Proprietary Asset Regulatory Documentation to the extent specifically pertaining to the Licensed Antibody or Licensed Product (but excluding pricing and reimbursement approvals for the Proprietary Collaboration Asset, as applicable), and (ii) keep the other Party informed regarding any Drug Approval Application (or amendments thereof) and all other material regulatory matters relating to Drug Approval Application submissions that specifically pertain to the Licensed Antibody or the Licensed Product for use in the applicable Proprietary Combination Therapies (but excluding, for clarity, pricing and reimbursement-related submissions, communications and approvals, in each case, for the Proprietary Collaboration Asset, as applicable).
(c)For clarity, notwithstanding Section 4.2, the non-Proprietary Party shall not be entitled to have representatives present at meetings or other interactions with Regulatory Authorities for the other Party’s Proprietary Collaboration Assets; provided, however, that the Proprietary Party shall provide updates to the other Party with respect to such meetings or other material interactions with Regulatory Authorities to the extent specifically pertaining to the Licensed Antibody or the Licensed Product (but excluding pricing and reimbursement-related meetings or other interactions, in each case, for the Proprietary Asset, as applicable).
(d)Except as expressly set forth in the foregoing provisions of this Section 4.6, the non-Proprietary Party shall have no right to review or receive any regulatory documentation with respect to any of the Proprietary Party’s Proprietary Collaboration Assets.
4.7Recalls.
(a)Each Party shall notify the other Party promptly (but in no event later than [***]) after such Party’s determination that any event, incident or circumstance has occurred that may result in the need for a recall, market suspension or market withdrawal (each, a “Recall”) of a Licensed Product in the Territory, and shall include in such notice the reasoning behind such determination, and any supporting facts. The Parties shall promptly meet (either in person or by teleconference or videoconference, or by other means as agreed to by the Parties) and discuss in good faith the reason the notifying Party is considering a Recall, the scope thereof and the process for undertaking such Recall and work to jointly implement a strategy and any actions that may be required to protect public health, with respect to the Licensed Product in one or more countries in the Territory.
(b)If the Parties agree to commence a Recall (whether instituted at the request of a Regulatory Authority or, subject to the remaining provisions of this Section 4.7, voluntarily instituted by either Party), then the Lead Regulatory Party in the applicable country shall implement the Recall (the “Recalling Party”). If the Parties are unable to agree as to whether to commence a Recall, then either Party may determine (provided that such determination is made reasonably and in good faith) that a Recall is necessary in which case the Recalling Party shall institute the Recall; provided that, notwithstanding the foregoing, the non-Lead Regulatory Party in the applicable country in the Territory may only unilaterally determine that a Recall is necessary with respect to such Licensed Product in such country in the event that such Party determines, reasonably and in good faith, that (i) such Licensed Product in such country is not in compliance with GMPs, Applicable Law or applicable specifications or is adulterated or misbranded within the meaning of the FFDCA or any similar Applicable Law of any applicable jurisdiction or (ii) there is a safety issue with respect to such Licensed Product in such country, in which case the Lead Regulatory Party in such country shall institute a Recall (and shall be the Recalling Party) and the other Party shall provide reasonable assistance in connection therewith; provided that, for clarity, the non-Lead Regulatory Party in the applicable country shall have no right by itself to institute any Recall with respect to the Licensed Product in such country (other than to cause the Lead Regulatory Party to institute the Recall in accordance with this Section 4.7). The other Party shall cooperate with the Recalling Party and comply with the Recalling Party’s reasonable instructions for assistance in carrying out the Recall, and if the Recalling Party is not the Lead Distribution Party, then, at the request of the Recalling Party and to the extent permitted pursuant to Applicable Law, the Lead Distribution Party shall implement the Recall that was instituted by the Recalling Party.
(c)Subject to Section 13.1 and Section 13.2, (i) if and to the extent that a Recall resulted from a Party’s or any of its Affiliate’s breach of its obligations hereunder or under any Ancillary Agreement, or from such Party’s or any of its Affiliate’s gross negligence or willful misconduct, such Party shall be responsible for the costs and expenses to implement such Recall incurred by or on behalf of either Party (or their respective Affiliates), and (ii) except as set forth in the foregoing clause (i), the costs and expenses incurred by or on behalf of either Party to implement a Recall of a Licensed Product in the Territory shall be included in Other Shared Expenses.
(d)For clarity, each Party shall have the sole right, in its discretion and [***], to handle any and all Recalls of its Proprietary Collaboration Asset.
4.8Regulatory Data Sharing.
4.8.1Each Party, upon reasonable written request by the other Party, shall disclose and make available to the other Party Regulatory Documentation and Development Data within such Party’s or any of its Affiliates’ or its or their Sublicensees’ Control to the extent necessary for the other Party to obtain or maintain Regulatory Approvals for the Licensed Products in the Territory. Each Party shall take customary measures that it deems prudent in the applicable jurisdictions to ensure that the confidentiality of any such Regulatory Documentation or Development Data is protected when used or submitted by or on behalf of such Party in the Territory.
4.8.2Each Party shall be responsible for applying for and obtaining regulatory approvals necessary for such Party to transfer Regulatory Documentation and Development Data to the other Party and comply with its obligations under this Section 4.8.
Article 5
COMMERCIALIZATION
5.1Overview. The JCC shall coordinate and allocate the Commercialization responsibilities set forth in this Article 5, including the “lead” role with respect to specific activities, in an equitable manner to maximize the success of the Licensed Product and to maximize the efficiencies of the collaboration and avoid duplication of efforts as much as possible. The Co-Commercialization Plan shall identify the Party designated with the “lead” role for specific Commercialization activities. Subject to the terms of this Agreement (including the provisions of Section 5.9 as well as the allocation of responsibilities set forth in Section 5.10), each Party shall hold the right to equally contribute in each country in the Territory (on a market-by-market basis) to all strategic Commercialization planning and execution as set forth in this Article 5, including involvement in the planning of and execution of interactions and negotiations for sale of Licensed Product with all pharmacy benefit managers, group purchasing organizations, and all relevant Governmental Authorities and Regulatory Authorities, payor groups and other customers (collectively, “Customers”) and health care practitioners, Health Technology Assessment (HTA) agencies, and any other Person involved with patient care or administration, in each case with specific roles as set forth in the Co-Commercialization Plan, or as otherwise determined by the JCC.
5.2Global Commercialization Strategy. Subject to JCC oversight, the Parties’ joint Commercialization of Licensed Products in the Territory shall be guided by an over-arching high-level, general Commercialization strategy that the Parties create jointly, including the global positioning, global brand plan, global branding strategy, global [***] strategy, revenue forecast, global market access, and timing of Launch and Launch sequence of Licensed Products (the “Global Commercialization Strategy”); provided that, for clarity, if there is a dispute over the joint creation of the Global Commercialization Strategy, the matter will be determined by the JCC. The Global Commercialization Strategy shall be determined by the JCC at least [***] prior to the anticipated first Launch of the Licensed Product and updated as appropriate.
5.3Co-Commercialization Plan.
5.3.1Subject to JCC oversight, all material Commercialization activities for the Licensed Products shall be set forth in a jointly generated and agreed comprehensive Co-Commercialization Plan, which is consistent with the Global Commercialization Strategy and shall include pre-Launch, Launch and post-Launch Commercialization activities and allocation of each Party’s Commercialization responsibilities, as well as timelines and a jointly agreed budget, which shall be broken down on a market-by-market or region-by-region basis, as appropriate (the “Co-Commercialization Plan”); provided that, for clarity, if there is a dispute over the joint generation or agreement on the Co-Commercialization Plan (or budget) or the contents of the Co-Commercialization Plan (or budget), the matter will be determined by the JCC. All Commercialization of Licensed Products in the Territory shall be pursuant to this Agreement and the Co-Commercialization Plan. The Co-Commercialization Plan will cover, but not be limited to, marketing, account management and strategy, promotion and Detailing (including number of sales reps, allocation of targets, etc.), development of advertising and Promotional Materials and packaging, and other marketing activities and the local market access plan (in accordance with the Market Access Plan but which, unless otherwise agreed to by the JCC, shall not include pricing matters with respect to such market). The portion of the initial Co-Commercialization Plan for a particular market or region will be approved by the JCC in each case at least [***] (unless otherwise jointly agreed) prior to the anticipated first Launch of the Licensed Product in the applicable region (provided that, for subsequent indication Launches within the same region [***] would apply). The Co-Commercialization Plan (including budget set forth in the Co-Commercialization Plan) will be updated by the JCC regularly, including as set forth in Section 5.3.2. Commercialization of Licensed Products will comply with the Global Commercialization Strategy. Any deviations from the Global Commercialization Strategy will require JCC approval. During the Term, except for the conduct of Commercialization activities set forth in the Co-Commercialization Plan, neither Party (nor their respective Affiliates) shall, directly or indirectly, conduct (or have conducted) any Commercialization activities with respect to any Licensed Antibodies or Licensed Product for use in the Field in the Territory, or grant a Third Party any rights to do so, except as discussed and approved by the JCC, as applicable. Notwithstanding the foregoing, prior to drafting of the initial Co-Commercialization Plan, the JCC may agree to permit a Party to conduct certain Commercialization activities for Licensed Products (e.g., market research), which shall be conducted pursuant to a mutually agreed plan; provided that, unless otherwise agreed by the JCC, the costs therefor shall be borne by the Party conducting such activities (and the costs therefor shall not be considered Co-Commercialization Plan Joint Commercialization Costs).
5.3.2[***], the Parties shall submit to the JCC a reasonably detailed financial forecast (in a form determined by the JFC) of projected costs and expenses of Commercialization activities under the Co-Commercialization Plan for the Calendar Year (and a comparison to the budgets therefor), and, if mutually agreed by the JSC, the Parties may amend the Co-Commercialization Plan (and corresponding budget). [***], or more often as the Parties may deem appropriate, (a) each Party shall prepare proposed amendments to the then-current Co-Commercialization Plan (and corresponding budget), for review by the JCC no later than [***] and (b) the JCC shall prepare proposed amendments to the then-current Co-Commercialization Plan for the Licensed Product, for approval of the JSC no later than [***]. Such amended Co-Commercialization Plan shall cover the applicable period as set forth therein and shall contain corresponding updates to the Commercialization budget included therein, which shall appropriately itemize the costs and expenses separately for each Commercialization activity for the Licensed Product, to the extent practicable. Such updated and amended Co-Commercialization Plan shall reflect any changes, reallocation of resources with respect to, or additions to the then-current Co-Commercialization Plan. In addition, the JCC may prepare amendments to the Co-Commercialization Plan and corresponding allocation of the Commercialization budget for the JSC’s approval from time to time during the Calendar Year in order to reflect changes in such plan and budget, in each case, in accordance with the foregoing. Once approved by the JSC, the amended Co-Commercialization Plan shall become effective for the applicable period on the date approved by the JSC (or such other date as the JSC shall specify). Any JSC-approved amended Co-Commercialization Plan for the Licensed Product shall supersede the previous applicable Co-Commercialization Plan for the applicable period. Notwithstanding the foregoing, in the event that the JSC does not approve a given amended Co-Commercialization Plan for the Licensed Product, then the then-current Co-Commercialization Plan (for the preceding [***]) shall be deemed to be automatically renewed for the upcoming [***].
5.4Market Access Plan. The JCC shall determine and approve a global market access strategy and plan that will contain [***], reimbursement and market access matters including [***] and, subject to JCC oversight, will be jointly developed and agreed and be part of the Global Commercialization Strategy at an appropriate time as determined by the JCC (the “Market Access Plan”); provided that, for clarity, if there is a dispute over the content of the Market Access Plan, the matter will be determined by the JCC. In accordance with the Market Access Plan, each Party shall have the right (but not the obligation) to co-develop, with the other Party, strategies for, and jointly participate in the execution of, the Market Access Plan, including joint preparation of value dossiers and submissions, and the right (but not the obligation) to jointly participate in all discussions, meetings and negotiations with Customers and Health Technology Assessment (HTA) agencies, in accordance with this Article 5.
5.5Pricing Impact Matters. [***]
5.6Parallel Imports/Exports. The JCC shall determine measures to protect against parallel imports/exports and counterfeiting of Licensed Products (in accordance with Applicable Law).
5.7LMICs. [***]
5.8Joint Commercialization Costs.
5.8.1The Parties shall share equally (i.e., fifty percent (50%) to BMS and fifty percent (50%) to BioNTech) Joint Commercialization Costs as set forth in Section 10.5.
5.8.2In the event that a Party reasonably determines that the actual costs and expenses for a given Commercialization activity incurred by a Party during a Calendar Year may exceed the amount budgeted for such Commercialization activity in the then-current and applicable Co-Commercialization Plan for such Calendar Year (such budgeted amount, the “Commercialization Budgeted Amount”), such Party will notify the other Party, through JCC, and the JCC will discuss the causes of any such excess costs and expenses and potential mitigation strategies. The portion of any actual excess costs and expenses for such Commercialization activity for such Calendar Year (the “Commercialization Overrun”) that is less than or equal to [***] of such Commercialization Budgeted Amount shall automatically be included in Joint Commercialization Costs and shared by the Parties pursuant to this Section 5.8 (as if such overspend had been included in amounts budgeted in the then-current and applicable Co-Commercialization Plan), and, unless otherwise agreed by the Parties, the Party incurring any Commercialization Overruns that exceeds such [***] permitted overage for such Calendar Year shall bear such excess costs (the “Excess Commercialization Costs”) and such Excess Commercialization Costs shall not be Joint Commercialization Costs shared by the Parties pursuant to this Section 5.8 for such Calendar Year; provided, however, that to the extent such Excess Commercialization Costs for such Calendar Year were not attributable to such Party’s (or any of its Affiliates’) gross negligence or willful misconduct in the performance of its obligations under this Agreement or any Ancillary Agreement (including monitoring any Third Party performing services on behalf of such Party) or a breach of this Agreement or any Ancillary Agreement by such Party (or any of its Affiliates) (in which case such Party shall be solely responsible for such cost), such Excess Commercialization Costs shall be included in the budget in the Co-Commercialization Plan for the following Calendar Year and shared as Joint Commercialization Costs for the first Calendar Quarter of such following Calendar Year (provided that any such Excess Commercialization Costs included in the budget shall not be taken into account for purposes of the permitted [***] pursuant to Section 8.7.4(b)(i)). For clarity, Commercialization Overruns will not include any costs that are incurred during the applicable Calendar Year in accordance with the Commercialization budget for such Calendar Year pursuant to any jointly agreed quarterly budget updates according to Section 5.3.2.
5.9BioNTech Commercialization Build-Up. BioNTech will have the right to build up (at its cost, which, for clarity, shall not be subject to any sharing or reimbursement by BMS) and contribute (in accordance with this Section 5.9) its commercial organization including market access, pricing, marketing, distribution channels, account management, patient services, insights, analytics, artificial intelligence (AI), policy & public affairs, patient advocacy, contracting, pharmacovigilance, quality assurance, medical affairs and sales force on a global, regional and market-by-market basis in the Territory. Subject to the allocation of certain responsibilities in Section 5.10, BioNTech shall have the right to contribute up to fifty percent (50%) of the overall FTEs for the Licensed Products across all commercial functions as set forth in this Article 5 on a market-by-market basis within the Territory in accordance with this Section 5.9. For clarity, on a market-by-market basis, BioNTech will provide notice of the level of its FTE contribution (up to fifty percent (50%)) to the efforts as part of the initial Co-Commercialization Plan (for a given country), after which such initial Co-Commercialization Plan (for such country) will be finalized by the JCC and submitted to the JSC for approval. As soon as BioNTech becomes aware (but in any case no later than the earlier of (a) [***] after submission of the Drug Approval Application for the Licensed Product in the applicable country relevant for such Co-Commercialization Plan to the relevant Regulatory Authority or (b) [***] prior to the anticipated first Launch of the Licensed Product in the applicable country), BioNTech shall notify the JCC if it does not have sufficient capabilities in the relevant market to meet its FTE contribution under such Co-Commercialization Plan for such Licensed Product in such country, and, if necessary, the JCC shall agree to modify BioNTech’s FTE contribution as required to match its capability in the relevant market. Thereafter, BioNTech shall be required to provide the level of its FTE contribution as set forth in the Co-Commercialization Plan (and, for clarity, if BioNTech does not provide such notice in the immediately preceding sentence, then BioNTech will be obligated to provide its FTE contribution as set forth in the initial Co-Commercialization Plan in such country), unless the JCC agrees differently.
5.10Booking of Sales[***].
5.10.1The “Lead Distribution Party” means (a) BioNTech (or its Affiliate(s)) for sale of Licensed Products in the U.S. and (b) BMS (or its Affiliate(s)) for sale of Licensed Products in the Territory outside the U.S. As between the Parties, the Lead Distribution Party for Licensed Product in a given country shall handle all order processing, invoicing and collection, distribution, returns, inventory and receivables arising from sales to Third Parties (collectively, “Distribution”) and book all sales of Licensed Products in such country.
5.10.2[***]

5.10.3Subject to Applicable Law, upon request, each Party will provide the other Party with copies of its material contracts with Customers for the Licensed Product (provided that a Party may redact any provisions of any such contract that are specifically related to any product other than a Licensed Product).
5.10.4Given that BMS is the Lead Distribution Party and BioNTech is the Lead Regulatory Party in the United Kingdom, China, Turkey and the countries in the EU, prior to the Launch of the Licensed Product in such countries, the Parties (or their respective Affiliates) shall negotiate in good faith and enter into a distribution agreement for the Licensed Product in such countries (the “Distribution Agreement”) for BioNTech to appoint BMS as the distributor of the Licensed Product in such countries and to allocate and coordinate certain additional specific rights and responsibilities between the Parties with respect to the Licensed Product with the goal of ensuring that BMS can exercise its rights and perform its obligations as the Lead Distribution Party in such countries (as well as exercising its rights under Section 4.5) (which shall not include any transfer of the marketing approvals from the Lead Regulatory Party to the Lead Distribution Party).
5.11Promotional Materials.
5.11.1With respect to Promotional Materials for the Territory, the Parties shall reasonably cooperate and coordinate in connection with the preparation of such Promotional Materials for the Commercialization or other Exploitation of Licensed Antibodies and Licensed Products. Either Party shall have the right to prepare, and the Parties (through the JCC) will review and approve (pursuant to a review and approval process determined by the JCC, which process shall be designed for (a) the efficient review and approval of the Promotional Materials (with the review process to be appropriately tailored for the nature of the Promotional Material (e.g., streamlined review for material that is “derivative” of material already approved)) and (b) legal compliance), Promotional Materials for use with Licensed Antibodies and Licensed Products in the Territory (provided that, if such Promotional Materials are for use of the Licensed Product in a Proprietary Combination Therapy, then only the Proprietary Party whose Proprietary Collaboration Asset is included in such Proprietary Combination Therapy shall have the right to prepare the Promotional Materials for such Proprietary Combination Therapy (but still subject to the JCC review and approval process, provided that the Proprietary Party shall have the final say over how its Proprietary Collaboration Asset is described in such Promotional Materials)), which Promotional Materials shall, in all cases, be consistent with the Global Commercialization Strategy and the Co-Commercialization Plan and in compliance with Applicable Law (any such Promotional Materials that are so approved through such JCC process (including any such Promotional Materials for use of the Licensed Product in a Proprietary Combination Therapy), the “Approved Promotional Materials”, and any such Approved Promotional Material that is for a Proprietary Combination Therapy, an “Approved Proprietary Combination Therapy Promotional Material”). Following approval of such Promotional Materials, either Party may thereafter use such Approved Promotional Material (including Approved Proprietary Combination Therapy Promotional Material) for the Commercialization or other Exploitation of the Licensed Antibodies and Licensed Products (but only in the applicable country or region for which the JCC granted such approval). The Party that prepares the applicable Promotional Materials shall be responsible for ensuring that such Promotional Materials comply with Applicable Law. Neither Party shall use any Promotional Materials in connection with the Commercialization or other Exploitation of any Licensed Antibody or Licensed Product other than the Approved Promotional Materials.
5.11.2[***]
5.11.3Notwithstanding anything to the contrary contained herein, nothing contained herein shall be deemed to grant to the non-Proprietary Party (and its Affiliates) any right to promote any Proprietary Asset of the Proprietary Party (whether as a standalone product or in combination with any other product); provided that, for clarity, the non-Proprietary Party shall have the right to promote the Licensed Product for use in a Proprietary Combination Therapy with the other Party’s Proprietary Collaboration Asset in accordance with this Agreement and the applicable Co-Commercialization Plan. For clarity, in the event that the Proprietary Party (or its Affiliate) desires to create any promotional materials or other field-based materials for its Proprietary Collaboration Asset (as opposed to such materials for the Licensed Product) for use in a Proprietary Combination Therapy, then it may do so; provided that any references to the Licensed Product therein must be approved through the process determined by the JCC pursuant to Section 5.11.1.
5.12Detailing. On a country-by-country basis, the JCC may determine the position in which the Licensed Product shall be Detailed (e.g., Primary Position Detail or other position), including the portion of Details that must satisfy such positioning requirements and the time periods for which such requirements shall apply, and all such Detailing requirements, if any, for the applicable Licensed Product in the applicable country shall be set forth in the Co-Commercialization Plan.
5.13Promotion of Licensed Product. All promotion activities for the Licensed Product (including for use in Proprietary Combination Therapies) in the Territory shall be consistent with the applicable Co-Commercialization Plan. The Parties will enter into local promotion agreements to coordinate the promotion activities for the Licensed Product in the countries (or markets) in the Territory (each, a “Co-Promotion Agreement”), which shall also include provisions for establishing call plans (and consequences of call shortfalls) and allocating field force FTE Costs, as well as agreed target customers or stakeholders on a regional basis. The Parties will use good faith efforts to enter into a Co-Promotion Agreement at least [***] prior to the anticipated first Launch of the Licensed Product in the applicable country or market in the Territory.
5.14Sales Representatives; Sales Training.
5.14.1Each Party shall comply with any training plan for a Licensed Product contained in the applicable Co-Commercialization Plan and Co-Promotion Agreement. The Parties (through the JCC) will jointly determine the content of the Licensed Product-specific training materials. [***] prior to the filing of the first Drug Approval Application for a Licensed Product for an indication, the Parties (through the JCC) shall cooperate to jointly develop a sales training plan and sales training materials (which shall, in each case, include product-specific training, compliance training and pharmacovigilance training) for the Licensed Product for such indication, which shall be reviewed and approved pursuant to a review and approval process determined by the JCC and designed for the efficient review and approval of such materials (the “Approved Sales Training Materials”), it being understood that each Party shall implement such sales training for its sales representatives in respect of the Licensed Product for such indication in a manner consistent with its customary procedures (including meetings); provided that each Party may only use the Approved Sales Training Materials for Licensed Product-specific training. Each Party shall be responsible for providing its own Licensed Product specific training to its sales representatives using the Approved Sales Training Materials.
5.14.2Each Party shall be solely responsible [***] for general sales training of its sales representatives for the Territory, and such costs shall not be considered Joint Commercialization Costs or Allowable Expenses. The costs for developing and reproducing training materials specific to the Licensed Product, as well as training specific to the Licensed Product, shall be included in Joint Commercialization Costs.

5.14.3 Each Party will be responsible for the activities of such Party’s sales representatives, including compliance by such Party’s sales representatives with training and detailing requirements. Without limiting the foregoing, each Party shall provide its sales representatives assigned to promote any Licensed Product with the level of oversight, management, direction and sales support with respect to the promotion of such Licensed Product necessary to effectively and efficiently promote such Licensed Product in accordance with the terms of this Agreement and Applicable Law. Each Party agrees that none of such Party’s sales representatives involved in the promotion of Licensed Products may have any legal or regulatory disqualifications, bars or sanctions.
5.15Unsolicited Requests for Medical Information. Each Party will respond to unsolicited requests for information from health care professionals in the Territory with respect to the Licensed Product in a manner consistent with such Party’s current business practices and Applicable Law. Notwithstanding the foregoing, unless otherwise set forth in the applicable Co-Commercialization Plan, the Lead Distribution Party in a given country shall develop and approve, in consultation with the other Party, responses relating to the Licensed Product for use by both Parties in addressing these information requests in such country, which responses will be used by the responding Party in responding to such requests unless otherwise required by Applicable Law.
5.16Reports. Each Party shall keep the JCC reasonably informed regarding the progress and results of Commercialization activities for the Licensed Product for the Territory performed by such Party, including a quarterly report of material activities performed versus the applicable Co-Commercialization Plan (which quarterly reports shall be in a form, and include such content, as determined by the JCC) and the gross and net value for sales of Licensed Product during the preceding Calendar Quarter. Each Party will promptly respond to the other Party’s reasonable questions regarding any such reports.
Article 6
DILIGENCE
6.1Obligations. The Parties shall each use Commercially Reasonable Efforts to Develop, seek Regulatory Approval for, Manufacture and Commercialize Licensed Products, in accordance with this Agreement, including the Joint Development Plan, Joint Manufacturing Plan, the Clinical Supply Agreement, Commercial Supply Agreement, and Co-Commercialization Plan. In furtherance of the foregoing, each Party shall use Commercially Reasonable Efforts to (a) perform its obligations under the Joint Development Plan, (b) seek Regulatory Approval for Licensed Products as set forth in the Global Regulatory Strategy included in the Joint Development Plan and (c) perform its obligations set forth in the Co-Commercialization Plan.
Article 7
MANUFACTURING AND SUPPLY
7.1Manufacture Generally.
7.1.1All Manufacture and supply of Licensed Antibodies and Licensed Product shall be conducted pursuant to a comprehensive, Territory-wide manufacturing plan (the “Joint Manufacturing Plan”) that sets forth (a) activities for the scale-up and manufacturing process validation for Licensed Antibodies and the Licensed Products, including the timeline therefor, as well as risk management and other related activities, (b) any Third Party contract manufacturers to be utilized to Manufacture Licensed Antibodies or the Licensed Product, (c) the anticipated tasks and responsibilities and resource allocation of the Parties for the Manufacture of Licensed Antibodies and the Licensed Product for Development and Commercialization, (d) matters related to safety stock, back-up manufacturers and other back-up plans for Manufacturing Licensed

Antibodies and the Licensed Product, (e) the forecasted quantity of, and schedule for delivery for, clinical supplies of Licensed Antibodies and the Licensed Product necessary to conduct all Clinical Trials and other Development activities (which shall be consistent with the Joint Development Plan and Independent Development Plans), (f) a unit forecast for Licensed Antibodies and the Licensed Product to be Manufactured in the following Calendar Year for Commercialization purposes and (g) a non-binding estimate of the COGS on a unit basis for Licensed Antibodies and the Licensed Product for the following Calendar Year (clauses (e), (f) and (g), collectively referred to herein as “Manufacturing Data”). The Joint Manufacturing Plan shall allocate roles and responsibilities between the Parties consistent with this Article 7.
7.1.2Each Party shall conduct (a) the Manufacture of Licensed Antibodies and the Licensed Product for Development and Commercialization hereunder to the extent such Manufacture is assigned to such Party in the Joint Manufacturing Plan and (b) the other activities allocated to such Party under the Joint Manufacturing Plan, in each case of (a) and (b), in accordance with the Joint Manufacturing Plan, this Agreement, the Clinical Supply Agreement and Commercial Supply Agreement, as applicable. During the Term, except for the conduct of the Manufacturing activities set forth in the Joint Manufacturing Plan, neither Party (nor their respective Affiliates) shall, directly or indirectly, conduct (or have conducted) any Manufacturing activities with respect to any Licensed Antibodies or the Licensed Product for use in the Field in the Territory, or grant a Third Party any rights to do so.
7.2Joint Manufacturing Plan.
7.2.1The initial Joint Manufacturing Plan (including the Manufacturing Data) shall be prepared jointly by the Parties and submitted to the JMC for its review (and ultimately submitted to the JSC for its review and approval) prior to [***], including to reflect the allocation of responsibilities between the Parties as set forth in this Article 7 (the “Initial Joint Manufacturing Plan”). The Initial Joint Manufacturing Plan shall be effective from the date approved by the JSC until amended and updated by the JMC, and approved by the JSC, in accordance with this Agreement. Subject to Section 8.3.1(f), until the Initial Joint Manufacturing Plan is approved by the JSC, BioNTech shall, under the direction of the JMC, conduct the Manufacturing activities for Licensed Antibody or the Licensed Product in accordance with BioNTech’s normal practices during the [***] period immediately prior to the Effective Date, and otherwise in accordance with the terms of this Agreement.
7.2.2[***], or more often as the Parties may deem appropriate, (a) each Party shall prepare proposed amendments to the then-current Joint Manufacturing Plan (including the Manufacturing Data), for review by the JMC no later than [***] and (b) the JMC shall prepare proposed amendments to the then-current Joint Manufacturing Plan (including the Manufacturing Data), for approval of the JSC no later than [***], including to reflect the allocation of responsibilities between the Parties as set forth in this Article 7. Such amended Joint Manufacturing Plan shall cover the applicable period as set forth therein. Such updated and amended Joint Manufacturing Plan shall reflect any changes, re-prioritization of activities within, reallocation of resources with respect to, or additions to, the then-current Joint Manufacturing Plan. In addition, the JMC may prepare amendments to the Joint Manufacturing Plan for the JSC’s approval from time to time during the Calendar Year in order to reflect changes in such plan, in each case, in accordance with the foregoing. Once approved by the JSC (or the JMC, as applicable), the amended Joint Manufacturing Plan (including the amended Manufacturing Data) shall become effective for the applicable period on the date approved by the JSC (or the JMC, as applicable) (or such other date as the JSC (or the JMC, as applicable) shall specify). Any JSC (or JMC, as applicable)-approved amended Joint Manufacturing Plan shall supersede the previous Joint Manufacturing Plan for the applicable period. Notwithstanding the foregoing, in the event that the JSC (or the JMC, as applicable) does not approve any amended Joint Manufacturing Plan (including any amended Manufacturing Data), the then-current Joint Manufacturing Plan shall continue in effect without modification (i.e., no changes shall be made to the Joint Manufacturing Plan unless and until agreed to by the JSC (or the JMC, as applicable)); provided that the Manufacturing Data shall be deemed to be automatically be renewed for the subsequent [***].
7.3Manufacturing Technology Transfers.
7.3.1In accordance with a written manufacturing technology transfer plan prepared by the Parties (which plan shall be jointly prepared and agreed by the Parties within a timeframe agreed by the JMC), which will be incorporated into the Joint Manufacturing Plan, BioNTech will provide to BMS (or its Affiliate or Third Party contract manufacturers) a one-time full (end-to-end) technology transfer (including (x) drug substance manufacturing process transfer, drug product manufacturing process transfer, analytical transfer of testing and release methods and (y) providing assistance as reasonably requested by BMS in connection with the transfers under such technology transfer plan) of any and all BioNTech Product Know-How and other Information and materials (including SOPs, assays, compositions and other materials) in BioNTech’s (or its Affiliate’s or Third Party contractor’s) possession reasonably required or useful to enable BMS (or its Affiliate) to Manufacture the Licensed Antibodies and Licensed Products (and to implement the Manufacturing process in connection therewith) at the facilities designated by BMS (the “Enabling BMS Manufacturing Technology Transfer”); provided that, for clarity, notwithstanding that the Enabling BMS Manufacturing Technology Transfer is a one-time transfer, such Enabling BMS Manufacturing Technology Transfer may occur in a staggered manner (and the technology transfer of the drug substance manufacturing process may occur at a different facility than the drug product manufacturing process), as set forth in the manufacturing technology transfer plan, so as to enable BMS (or its designee) to be able to fully implement the Manufacturing process for Licensed Antibodies and Licensed Products at commercial scale. If requested by BMS, such assistance shall include facilitating BMS (or its Affiliate) entering into agreements with Third Party suppliers relating to materials for Licensed Antibody or Licensed Product, provided that BMS shall be solely responsible for entering into such agreements with Third Parties; provided, [***]. Without limiting the generality of the foregoing, at the reasonable request of BMS and in line with the manufacturing technology transfer plan, BioNTech shall (a) use commercially reasonable efforts to make available a reasonable number of its (and its Affiliates’) employees and consultants to BMS (and its Affiliates) to provide reasonable consultation and technical assistance (including visitation to facilities) in order to assist with the implementation of the Manufacturing process by BMS (or its Affiliate) and to assist BMS (or its Affiliate) in the start-up, scale-up and qualification of its Manufacturing activities, as applicable, as well as Manufacturing process development for Licensed Antibody and Licensed Product, and (b) provide appropriately qualified employees of BioNTech, for a reasonable period of time, who shall be present at the facilities to which the technology transfer takes place and who shall operate as persons in plant to enable and facilitate BMS’s (or its Affiliate’s) use of the Manufacturing process to Manufacture Licensed Antibodies and Licensed Products. All Information, data and other materials provided by BioNTech and its Affiliates will be provided in English. For purposes of this Article 7, the Enabling BMS Manufacturing Technology Transfer shall be deemed to be complete once all activities under the manufacturing technology transfer plan are completed and BMS confirms to the JMC that there is documented evidence that BMS is capable of Manufacturing the Licensed Antibodies and Licensed Products in accordance with predetermined set of specifications as mutually agreed by the Parties (via the JMC), and as documented in approved Process Performance Qualification (PPQ) reports or other applicable reports.
7.3.2Any and all costs incurred by either Party or its Affiliates in connection with (a) the Enabling BMS Manufacturing Technology Transfer pursuant to this Section 7.3 (including the start-up, scale-up and qualification of its Manufacturing activities) and any manufacturing technology transfers between BMS or its Affiliates internal facilities subsequent to the completion of the Enabling BMS Manufacturing Technology Transfer, but up to an aggregate limit of [***] under this clause (a), (b) future manufacturing technology transfers between the Parties (or their respective Affiliates) subsequent to the completion of the Enabling BMS Manufacturing Technology Transfer, or (c) from a Party (or its Affiliate) to a Third Party contract manufacturer (including, for clarity, such cost of the initial manufacturing technology transfer from BioNTech’s facilities to its Existing BioNTech CMOs which occurs after the Amended Effective Date) or vice versa, in each case of (a), (b) and (c), shall be [***].
7.4Clinical Supply of Licensed Antibodies and Licensed Products.
7.4.1Before completion of the Enabling BMS Manufacturing Technology Transfer, BioNTech (itself or through its Affiliates or permitted Third Party contractors) will be solely responsible (as the Manufacturer) for the Manufacture and supply of, and shall use Commercially Reasonable Efforts to Manufacture and supply, Licensed Antibodies and Licensed Products for purposes of clinical and other Development activities under the Joint Development Plan and Independent Development Plans, in each case, as set forth in the Joint Manufacturing Plan. Following completion of the Enabling BMS Manufacturing Technology Transfer, BioNTech shall continue to be responsible (as the Manufacturer) for the Manufacture and supply of, and shall use Commercially Reasonable Efforts to Manufacture and supply, Licensed Antibodies and Licensed Products for purposes of clinical and other Development activities under the Joint Development Plan and Independent Development Plans, in each case, as set forth in the Joint Manufacturing Plan; provided, however, that if agreed to by BMS, BMS shall also be a Manufacturer of certain quantities of Licensed Antibodies and Licensed Products for purposes of clinical and other Development activities under the Joint Development Plan and Independent Development Plans, and such quantities for which BMS is the Manufacturer shall be set forth in the Joint Manufacturing Plan (and with respect to such quantities for which BMS is the Manufacturer, BMS shall use Commercially Reasonable Efforts to Manufacture and supply such Licensed Antibodies and Licensed Products). Such Manufacture and supply shall be [***]. Before completion of the Enabling BMS Manufacturing Technology Transfer, Manufacturing and supply from BioNTech shall be (a) in accordance with the Joint Manufacturing Plan and (b) [***]; provided that if BioNTech desires to use a Third Party contract manufacturer for any such supply, such Third Party contract manufacturer must be approved by the JMC. Manufacturing and supply by either Party (as the Manufacturer) after completion of the Enabling BMS Manufacturing Technology Transfer shall be (a) in accordance with the Joint Manufacturing Plan and (b) as agreed in the Joint Manufacturing Plan, from either Parties’ (or its Affiliate’s) manufacturing facilities or its approved (by the JMC) Third Party contract manufacturers.
7.4.2With respect to the Manufacture and supply of Licensed Antibody and Licensed Product for use in the Joint Development Activities hereunder, [***]. For clarity, (a) if the Manufacturer is supplying Licensed Antibody or Licensed Product to the other Party (or its Affiliate) (as the Recipient) for use in the Development activities under the Joint Development Plan pursuant to the Clinical Supply Agreement, [***] and (b) if the Manufacturer is supplying Licensed Antibody or Licensed Product to itself (or its Affiliate) (as Recipient) for use in the Development activities under the Joint Development Plan, [***]. If the Manufacturer is providing supply for Development activities under Independent Development Plans for either of the Parties, then [***].
7.4.3The Parties shall negotiate in good faith a clinical supply agreement (and related quality agreement) for the supply of Licensed Antibody and Licensed Product (including placebo) from a Party (as the Manufacturer) to the other Party (as Recipient) (i.e., (a) a clinical supply agreement from BMS (or its Affiliate) (as Manufacturer) to BioNTech (or its Affiliate) (as Recipient) and (b) a clinical supply agreement from BioNTech (or its Affiliate) (as Manufacturer) to BMS (or its Affiliate) (as Recipient), each, a “Clinical Supply Agreement”) for any Development to be conducted by or on behalf of the Recipient (or its Affiliates) pursuant to this Agreement, and enter into the Clinical Supply Agreement prior to first supply of Licensed

Antibody or Licensed Product from the Manufacturer to the Recipient, and in any event within [***] after the Amended Effective Date (or such other time as agreed to by the Parties). The Clinical Supply Agreements (other than the quality agreements) will be on identical reciprocal terms except for modifications which relate to differences in the Parties’ jurisdictions, locations, entity types or locations of manufacturing facilities. The two Clinical Supply Agreements shall be executed simultaneously; provided that, the related quality agreement for the Clinical Supply Agreement where BMS is the Manufacturer shall be executed no later than [***]. In furtherance of the foregoing, within [***] after the Effective Date, BioNTech as the Manufacturer shall initiate all steps necessary to secure any exportation licenses required to ship Licensed Antibodies or Licensed Products to BMS for clinical supply.
7.4.4For clarity, prior to completion of the Enabling BMS Manufacturing Technology Transfer, BioNTech (as the Manufacturer) and after completion of the Enabling BMS Manufacturing Technology Transfer, the applicable Party (as Manufacturer) shall perform its Manufacturing obligations with respect to the Licensed Antibody and Licensed Product for use by or on behalf of itself (or its Affiliates) (as Recipient) for Development activities hereunder (e.g., if the Manufacturer is also the Lead Development Party), in accordance with this Agreement.
7.4.5[***]
7.5Commercial Supply of Licensed Products.
7.5.1Except as otherwise set forth in Section 7.5.2, after completion of the Enabling BMS Manufacturing Technology Transfer and BMS otherwise being ready to Manufacture and supply such commercial supply at scale, in accordance with the terms hereof (and the Commercial Supply Agreement contemplated by Section 7.5.4, as applicable), BMS (itself or through its Affiliates or permitted Third Party contract manufacturers) will be responsible (subject to BioNTech’s right and option to supply Licensed Product pursuant to Section 7.5.2 below), as the Manufacturer, for the Manufacture and supply of, and shall use Commercially Reasonable Efforts to Manufacture and supply, Licensed Product for Commercialization by the Lead Distribution Party in the Territory; [***].
7.5.2With respect to the supply of Licensed Product for Commercialization, BioNTech will at all times have the right and option to be the Manufacturer for [***] of commercial supply of Licensed Products in the Territory [***]; provided that any such Person Manufacturing the Licensed Product and any such Manufacturing site must be qualified in accordance with the applicable terms and conditions of any applicable quality agreement then in place between the Parties and any Applicable Laws (including GMP). [***] If BioNTech so exercises such option, then (i) the relevant activities therefor shall be included in the Joint Manufacturing Plan, (ii) BioNTech shall thereafter be responsible for supplying its share of the quantities of Licensed Product for Commercialization purposes on an annual basis (which shall be reflected in the Joint Manufacturing Plan), and BioNTech may not revoke such election without BMS’s prior written consent and (iii) if BioNTech will be supplying any quantities of Licensed Product to BMS for Commercialization purposes in the Territory, then such quantities of Licensed Product shall be supplied by BioNTech (as the Manufacturer) to BMS (as the Recipient) under its Commercial Supply Agreement for supply to BMS. Notwithstanding the foregoing, BioNTech’s election pursuant to this Section 7.5.2 shall not cause BMS (or any of its Affiliates) to fall in default or breach of their respective obligations to any Third Party manufacturers hereunder with respect to the Manufacture of Licensed Product by such Third Party contract manufacturer; provided, however, that, BMS shall not enter into contracts with such Third Party contract manufacturers on terms that preclude BioNTech from exercising its right and option to supply under this Section 7.5.2.

7.5.3Commercial supply of Licensed Products will be provided [***], and, with respect to the Manufacture and supply of Licensed Product for use in the Commercialization activities hereunder, the Commercial Supply Price of the Manufacturer shall be included in Other Shared Expenses (except to the extent that the Recipient paid the Manufacturer the Commercial Supply Price for the applicable quantities pursuant to a Commercial Supply Agreement, in which case only the Commercial Supply Price paid by the Recipient shall be included in Other Shared Expenses) to the extent such quantities of Licensed Product were in accordance with the Joint Manufacturing Plan.
7.5.4[***] the Parties will enter into a commercial supply agreement (and related quality agreement) (i.e., (a) a commercial supply agreement from BMS (or its Affiliate) (as Manufacturer) to BioNTech (or its Affiliate) (as Recipient) and (b) a commercial supply agreement from BioNTech (or its Affiliate) (as Manufacturer) to BMS (or its Affiliate) (as Recipient), each, a “Commercial Supply Agreement”), pursuant to which the Manufacturer for commercial supply will Manufacture and supply (or have Manufactured and supplied) Licensed Product to the other Party (or its Affiliate) (as Recipient) for any Commercialization to be conducted by or on behalf of such other Party (or its Affiliates) pursuant to this Agreement (i.e., as the Lead Distribution Party in any jurisdiction). The Commercial Supply Agreement shall reflect the terms set forth on Schedule 7.5.4 and such other customary terms and conditions for the commercial supply and quality of pharmaceutical products in the biopharmaceutical industry in the context of a cost and profit sharing arrangement as reasonably agreed to by the Parties. With respect to any supply of Licensed Product to the other Party under the Commercial Supply Agreement, the Manufacturer will charge the Recipient the Commercial Supply Price; provided that the other Party shall then include such Commercial Supply Price it paid as Other Shared Expenses. The Commercial Supply Agreements (other than the quality agreements) will be on identical reciprocal terms except for modifications which relate to differences in the Parties’ jurisdictions, locations, entity types or locations of manufacturing facilities. The two Commercial Supply Agreements shall be executed simultaneously.
7.5.5For clarity, the Manufacturer shall perform its Manufacturing obligations with respect to Licensed Product for use by or on behalf of such Manufacturer (or its Affiliates) for Commercialization activities hereunder (i.e., if such Manufacturer is also the Lead Distribution Party in any portion of the Territory), in accordance with this Agreement.
7.5.6[***]
7.6 Compliance for Licensed Antibodies and Licensed Products. Without limitation of the terms of any Clinical Supply Agreement or Commercial Supply Agreement, as applicable, the Manufacturer shall ensure that all Manufacturing activities with respect to any Licensed Antibodies and the Licensed Product for which it is the Manufacturer shall be conducted in accordance with relevant GMPs and Applicable Law as well as in accordance with the agreed specifications for the applicable Licensed Antibodies or the Licensed Product. In addition, the Manufacturer shall ensure that upon delivery thereof (which shall be defined in accordance with the Clinical Supply Agreement or Commercial Supply Agreement, as applicable, with respect to supply to the other Party, or, with respect to supply for use by or on behalf of the Manufacturer (or its Affiliate), when the applicable unit of Licensed Antibody or Licensed Product, as applicable, leaves the Manufacturing facility) the Licensed Antibodies and the Licensed Product are not adulterated or misbranded within the meaning of the FFDCA or any similar Applicable Law of any applicable jurisdiction.
7.7Audits of Manufacturing Facilities.
7.7.1The Manufacturer will reasonably cooperate with the other Party with respect to the oversight of any of the Manufacturer’s permitted Third Party contract manufacturers involved in the Manufacture of Licensed Antibody or Licensed Product to be supplied by or on behalf of the Manufacturer (or its Affiliates) for Development or Commercialization activities hereunder, including pursuant to the Clinical Supply Agreement or Commercial Supply Agreement, as applicable, and in connection therewith, (a) the Manufacturer shall keep the other Party fully informed with respect to any compliance issues related to any such permitted Third Party contract manufacturer, (b) at the request of the other Party, the Manufacturer shall meet with the other Party to discuss any compliance or deficiency issues, and (c) at the request of the other Party, the Manufacturer shall provide to the other Party information related to qualification of such permitted Third Party contract manufacturer and compliance of such permitted Third Party contract manufacturer with the terms of this Agreement reasonably available to the Manufacturer (or any of its Affiliates) in connection with the activities of such permitted Third Party contract manufacturers related to the Manufacture of Licensed Antibody or Licensed Product (it being understood and agreed that the Manufacturer may redact any information relating to compounds or products other than Licensed Antibodies or Licensed Products).
7.7.2The Party that is not the Manufacturer shall have the right to audit any facilities of the Manufacturer (or any of its Affiliates) involved in the Manufacture of any Licensed Antibody or Licensed Product to be supplied by or on behalf of the Manufacturer (or its Affiliates) for use hereunder (whether for use by or on behalf of the Manufacturer or for use by or on behalf of the other Party), but excluding any facilities of any Third Party contract manufacturer engaged by the Manufacturer. Such audit rights may be exercised upon request of the other Party and at a frequency as stated in the quality agreements. To the extent the applicable facilities (or information to be audited) are used for, or relate to, compounds or products that are not Licensed Antibodies or Licensed Products, access to those portions of the applicable facilities (or information) may be restricted or certain information may be redacted or summarized to ensure the confidentiality of the information relating to such other compounds or products, provided all information requested by the auditing Party pertaining to the Licensed Antibody or Licensed Product will be made available. Such audits shall be conducted as further set forth in the Clinical Supply Agreement, Commercial Supply Agreement and the quality agreements in connection therewith including with respect to obligations to address audit findings and observations, and the frequency of any such audits.
7.7.3If the Manufacturer is using a Third Party contract manufacturer for the Manufacture of Licensed Antibodies or Licensed Products, the other Party shall not have the right to independently audit the facilities of such Third Party contract manufacturer, but shall only have the right to participate upon request in audits conducted by the Manufacturer, in case permitted by such Third Party. Any audit to be conducted by or on behalf of the Manufacturer with respect to any Third Party contract manufacturer shall be reasonably coordinated with the other Party; provided that such audits shall be conducted subject to the confidentiality provisions of the agreement between the Manufacturer and the relevant Third Party contract manufacturer. Such audits shall be conducted as further detailed in the Clinical Supply Agreement, Commercial Supply Agreement and the quality agreements in connection therewith including with respect to the frequency of any such audits.
7.8Changes to Specifications and Manufacturing Process for Licensed Antibody or Licensed Product. To ensure that Manufacturing processes and innovations stay harmonized among each supply site and between the Parties, the quality agreements for the Clinical Supply Agreements and the Commercial Supply Agreements respectively shall each include written change control procedures to be followed prior to implementing any changes to the specifications or any changes to the Manufacturing process that may affect the quality or regulatory filings of any Licensed Antibody or the Licensed Product. The quality agreements shall provide for a mechanism for either Party to prepare a description and plan for the implementation of any such changes, and to submit such plan and changes to the JMC for review and approval; provided, however, that the Parties may agree in writing upon an alternate mechanism for Manufacturing change controls that is reasonably acceptable to both Parties with the goal of being timely and efficient. Until approved by the JMC or as otherwise agreed pursuant to the Clinical Supply Agreement or Commercial Supply Agreement, as applicable, neither Party shall make or implement such changes (and each shall ensure that its Affiliates and Third Party manufacturers do not make or implement such changes), and once approved by the JMC or as otherwise agreed pursuant to the Clinical Supply Agreement or Commercial Supply Agreement, the Parties shall cooperate and share all relevant information to ensure that the changes are implemented in the relevant Manufacturing facilities at an agreed time. The Manufacturer shall provide to the other Party all information in its Control with respect to such change that is reasonably necessary for the other Party to support the review and update of applicable Regulatory Documentation as a result of any such change or harmonize Manufacturing processes between the Parties. The Manufacturer shall use Commercially Reasonable Efforts to ensure that, during the Term, the Manufacturing process for any Licensed Antibodies or Licensed Product, as applicable, will be qualified and validated in accordance with GMPs. [***]
7.9Supply of Proprietary Asset for Proprietary Combination Therapy. In the event that the Proprietary Party will conduct a Clinical Trial (or other Development activity hereunder) of the Licensed Product for use with such Party’s Proprietary Collaboration Asset in a Proprietary Combination Therapy, then such Proprietary Party shall be responsible for the Manufacture and supply of its Proprietary Collaboration Asset for such use, and the costs thereof (determined in the same manner as COGS is determined for Licensed Product) shall be (a) with respect to quantities of any such Proprietary Collaboration Asset for use in an Independent Development Activity, at the Proprietary Party’s sole cost (which amounts shall be subject to reimbursement pursuant to Section 3.5.4 to the extent included within the budget as set forth in Section 3.5.4) or (b) with respect to quantities of any such Proprietary Collaboration Asset for use in a Joint Development Activity, treated as Joint Development Costs (to the extent included within the budget in the Joint Development Plan). For the avoidance of doubt, notwithstanding anything to the contrary contained herein (including the provisions of Section 7.7), nothing contained herein is intended to grant the non-Proprietary Party any rights to audit any manufacturing or supply activities with respect to the manufacture or supply of the other Party’s Proprietary Collaboration Assets.
7.10Supply by Affiliates. In the event a Party engages with any of the Affiliates of the other Party for the manufacture and supply for Licensed Antibody or Licensed Product, to the extent that the supply price deviates from Section 7.4.1 or Section 7.5.3 as a result of Section 10.12.1(f), the calculation of Joint Development Costs or Net Profit/Loss, as applicable, and the payments required under Section 10.6 or Section 10.5, as applicable, shall be adjusted to take into account any such difference as set forth in Section 10.12.1(f). If the applicable supply is in connection with an Independent Trial and the supply price deviates from Section 7.4.1 as a result of Section 10.12.1(f), then there shall be a quarterly reimbursement of such deviation, and the supplying Party shall identify such deviations in a transparent manner.
Article 8
GOVERNANCE
8.1Joint Steering Committee.
8.1.1The Parties have established, as of the Amended Effective Date, a joint steering committee (“JSC”) to oversee all Development, Manufacturing, and Commercialization activities for the Licensed Antibodies and Licensed Products in the Territory. The JSC shall be entitled to establish sub-committees (the JSC and each sub-committee, the “Committees”) to drive collaboration and execution. The JSC shall perform the following functions, subject to the final decision-making authority of the respective Parties as set forth in Section 8.7.4:

(a)overseeing the collaborative activities of the Parties under this Agreement for the Licensed Antibodies and the Licensed Product, including to coordinate the overall strategy for the Development, Manufacture, and Commercialization of Licensed Antibodies and the Licensed Product in the Field in the Territory, including to address any matters that would otherwise be under the purview of a given Committee prior to the establishment of such Committee;
(b)receiving updates and quarterly reports on the activities and achievements of the other Committees and reviewing and commenting on the conduct of the other Committees;
(c)reviewing, discussing, and approving (i) any material amendments to the Joint Development Plan (including budgets therein) (including the amendment to the Initial Joint Development Plan as set forth in Section 3.1.5), (ii) the Joint Manufacturing Plan (including Manufacturing Data therein) and any material amendments thereto, and (iii) the Co-Commercialization Plan (including budgets therein) and any material amendments thereto, including any matters with respect thereto escalated by any Committee, and all other recommendations with respect thereto from any other operating Committee;
(d)reviewing, discussing, and approving the Global Commercialization Strategy;
(e)[***];
(f)reviewing and overseeing the progress of activities under the Joint Development Plan, Joint Manufacturing Plan and Co-Commercialization Plan;
(g)reviewing and overseeing the progress of activities under the Independent Development Plans through quarterly updates, subject to Section 3.10.2;
(h)discussing and determining, consistent with Section 3.1.4, which Party shall be the Lead Development Party for a given Clinical Trial of the Licensed Product under the Joint Development Plan;
(i)approving the licensing of any intellectual property from a Third Party in order to gain rights to use such Third Party’s intellectual property in the Development, Manufacture, Commercialization or other Exploitation of a Licensed Antibody or Licensed Product under this Agreement in accordance with Section 11.15;
(j)approving the grant of sublicenses with respect to the Development, Manufacture, Commercialization and other Exploitation of the Licensed Product as set forth in Section 11.4;
(k)establishing such additional Committees with respect to Licensed Antibodies and Licensed Products as it deems necessary to achieve the objectives and intent of this Agreement, and to determine if any Committee should be disbanded;
(l)overseeing the conduct of the JDC, JMC, JCC or JFC or other Committee;
(m)reviewing and resolving any disputes from the JDC, JMC, JCC or JFC or other Committee, including as provided in Section 8.7.4; and
(n)performing such other duties that are specifically assigned to the JSC under this Agreement or otherwise agreed by the Parties in writing.

8.2Joint Development Committee.
8.2.1The Parties hereby establish a joint development committee (“JDC”) with the responsibility to oversee, review and coordinate the Development of the Licensed Antibodies and Licensed Products in the Field in the Territory. Subject to the oversight of the JSC, the JDC shall perform the following functions, subject to the final decision-making authority of the respective Parties as set forth in Section 8.7.4:
(a)in consultation with the JMC (with respect to supply of Licensed Antibodies and Licensed Products), discussing, preparing and submitting to the JSC for approval material amendments to the Joint Development Plan (including the budget therein), on at least an annual basis, and reviewing, discussing and approving all other amendments to the Joint Development Plan (including the budget therein); provided that if either Party’s representative(s) on the JDC believes that an amendment is material, then such amendment shall be submitted to the JSC for approval;
(b)overseeing and monitoring all Development activities for the Territory, including the implementation of the Joint Development Plan and the costs incurred;
(c)creating, implementing and reviewing the overall strategy for Development of the Licensed Antibodies and Licensed Products (including the Global Regulatory Strategy) and the design and objectives of all Clinical Trials and non-clinical studies conducted under the Joint Development Plan;
(d)preparing the Global Regulatory Strategy for inclusion within the Joint Development Plan;
(e)facilitating the exchange of all regulatory information and data between the Parties and ensuring all regulatory reviews by and between the Parties are conducted in parallel (not sequentially) and on a timely basis;
(f)reviewing and approving all Regulatory Documentation for the Licensed Antibody or any Licensed Products in the Territory (other than (i) Pricing and Reimbursement Approvals and (ii) with respect to Clinical Trials under the Independent Development Plan), including for consistency with the Global Regulatory Strategy;
(g)reviewing the regulatory documentation on Schedule 4.2.5 with respect to activities under the Independent Development Plan;
(h)reviewing and approving the protocols for all Clinical Trials conducted under the Joint Development Plan and any amendments thereto (provided that material amendments shall require JSC approval, including any amendments which would change the primary endpoint of such Clinical Trial, dosage or similar matter that have a significant impact to the overall development strategy; provided further that if either Party’s representative(s) on the JDC believes that an amendment is material, then such amendment shall be submitted to the JSC for approval); provided that such review and approval shall be conducted within a timeframe that does not unduly delay such Clinical Trial;
(i)reviewing and discussing the protocol for any Permitted Independent Investigator-Sponsored Studies and Permitted Independent Third Party-Sponsored Combination Clinical Trials and any material amendments thereto; provided that the Lead Development Party shall implement any reasonable comments of the other Party to such protocol (or material amendment thereto) as set forth in Section 3.8.1;

(j)reviewing protocol synopsis for all Clinical Trials (other than Permitted Independent Investigator-Sponsored Studies and Permitted Independent Third Party-Sponsored Combination Clinical Trials) conducted under an Independent Development Plan and any material amendments thereto; provided that such review shall be conducted within a timeframe that does not unduly delay such Clinical Trial;
(k)overseeing the conduct of any Clinical Trial under the Joint Development Plan;
(l)providing the JSC an update each Calendar Quarter on its activities and achievements;
(m)[***];
(n)prior to approval of the initial Co-Commercialization Plan in accordance with Section 5.3.1, reviewing and approving scientific messaging, publication strategy (including data dissemination strategy) and publication plans for the Licensed Product, in consultation with the JCC, subject to Good Publication Practice (the “Pre-Commercialization Scientific Publication Strategy”);
(o)reviewing and approving any Third Party acting as a sponsor of a Clinical Trial, including reviewing and approving the clinical trial protocol and the clinical trial collaboration and supply agreement or other agreement to be entered into with such Third Party (including, in each case, any amendments thereto), except with respect to Permitted Independent Investigator-Sponsored Studies and Permitted Independent Third Party-Sponsored Combination Clinical Trials (which shall be subject to Section 3.11 or Section 3.12, as applicable); and
(p)performing such other duties that are specifically assigned to the JDC under this Agreement or by the JSC or otherwise agreed by the Parties in writing.
8.3Joint Manufacturing Committee.
8.3.1The Parties hereby establish a joint manufacturing committee (“JMC”) to provide a forum for the Parties to discuss and coordinate the Parties’ activities under Article 7 in accordance with this Agreement. Subject to the oversight of the JSC, the JMC shall perform the following functions, subject to the final decision-making authority of the respective Parties as set forth in Section 8.7.4:
(a)overseeing clinical and commercial Manufacture of Licensed Antibodies and the Licensed Product, including coordination of the Manufacturing activities of the Manufacturer with respect to Licensed Antibodies and the Licensed Product and developing the overall manufacturing strategy, including considerations around supply redundancy and resiliency as well as life cycle management initiatives;
(b)subject to Section 8.7.4(a)(ix), approving Third Party subcontractors for Manufacture of Licensed Antibodies and Licensed Product for both clinical supply and commercial supply;
(c)discussing, preparing and submitting to the JSC for approval the initial Joint Manufacturing Plan (including the Manufacturing Data therein);
(d)discussing, preparing and submitting to the JSC for approval material amendments to the Joint Manufacturing Plan (including the Manufacturing Data therein), on at least an annual basis, and reviewing, discussing and approving all other amendments to the Joint

Manufacturing Plan (including the Manufacturing Data therein); provided that if either Party’s representative(s) on the JMC believes that an amendment is material, then such amendment shall be submitted to the JSC for approval;
(e)overseeing implementation of the Joint Manufacturing Plan for Licensed Antibodies and the Licensed Product;
(f)with respect to the Manufacturing activities by or on behalf of BioNTech (as the Manufacturer) prior to the JSC’s approval of the initial Joint Manufacturing Plan, reviewing, discussing and approving any matter related to the Manufacture of a Licensed Antibody or the Licensed Product that would otherwise have been be set forth in the Joint Manufacturing Plan (prior to the Manufacturer commencing the applicable Manufacturing activity) (the “Pre-Joint Manufacturing Plan Manufacturing Activities”);
(g)overseeing and coordinating the Enabling BMS Manufacturing Technology Transfer or any other manufacturing technology transfer between the Parties or between a Party and a Third Party (but excluding any manufacturing technology transfer between a Party’s (or its Affiliate’s) internal facilities, provided that the Parties shall provide periodic progress updates to each other with respect to such manufacturing technology transfers);
(h)in consultation with the JCC, reviewing forecasts provided in the Co-Commercialization Plan for the Licensed Product and overseeing development of, and discussing and agreeing on, logistical strategies, including capacity planning and appropriate inventory levels of Licensed Antibodies and the Licensed Product to maintain consistency with the forecasts;
(i)overseeing the conduct of the CMC Development for Licensed Antibodies and the Licensed Product, and facilitating the flow of information between the Parties with respect to CMC Development;
(j)discussing, preparing and approving (in coordination with the JDC) for submission to the JSC proposed annual and interim amendments to CMC Development activities within the Joint Development Plan, if any;
(k)discussing and overseeing (in coordination with the JDC) CMC regulatory-related activities and maintenance of regulatory submissions, including INDs and Drug Approval Applications, for the Licensed Product to ensure regulatory compliance and timely management of responses to any Regulatory Authority queries pre- and post-approval as well as during regulatory review processes;
(l)overseeing the preparation for and reviewing responses to regulatory inspections related to the Manufacture of the Licensed Product, including the development of policies and procedures therefor; and
(m)performing such other duties that are specifically assigned to the JMC under this Agreement or by the JSC or otherwise agreed by the Parties in writing.
8.4Joint Commercialization Committee.
8.4.1The Parties hereby establish a joint commercialization committee (“JCC”) with the responsibility to oversee, review and coordinate the Commercialization of the Licensed Products in the Field in the Territory. Subject to the oversight of the JSC, the JCC shall perform the following functions, subject to the final decision-making authority of the respective Parties as set forth in Section 8.7.4:

(a)reviewing, discussing and approving the Global Commercialization Strategy for the Licensed Antibodies and Licensed Products in the Territory (including life cycle management) and any amendments thereto, and keeping the JSC informed with respect thereto;
(b)discussing, preparing and submitting to the JSC for approval the initial Co-Commercialization Plan (including the budget therein);
(c)in consultation with the JMC (with respect to supply of Licensed Products), discussing, preparing and submitting to the JSC for approval material amendments to the Co-Commercialization Plan (including the budget therein), on at least an annual basis, and reviewing, discussing and approving all other amendments to the Co-Commercialization Plan (including the budget therein); provided that if either Party’s representative(s) on the JCC believes that an amendment is material, then such amendment shall be submitted to the JSC for approval;
(d)overseeing and monitoring all Commercialization activities for the Territory, including the implementation of the Co-Commercialization Plan and the costs incurred;
(e)facilitating the flow of information with respect to the Commercialization of a Licensed Product in the Territory, overseeing the preparation and implementation of commercial messaging and coordinating with the JDC as appropriate;
(f)discussing, preparing and approving for submission to the JSC the Market Access Plan [***] and any amendments thereto;
(g)discussing and approving any country-specific FTE Rates to be included in the Co-Commercialization Plan;
(h)reviewing and approving all Regulatory Documentation (and other documentation, including value dossiers) with respect to the Pricing and Reimbursement Approvals for any Licensed Products in the Territory;
(i)coordinating the exchange of information regarding pricing, discounting and reimbursement activities with respect to the Licensed Products in the Territory (to the extent permitted by Applicable Law), including pursuant to Section 5.10;
(j)[***];
(k)discussing and agreeing on the overall regulatory filing strategy for obtaining Pricing and Reimbursement Approvals for the Licensed Product for the Territory, including overseeing the strategy for submission and maintenance of Pricing and Reimbursement Approvals for the Licensed Product;
(l)reviewing and approving Promotional Materials for use with the Licensed Antibodies or Licensed Products; provided that the Proprietary Party will determine how its Proprietary Collaboration Asset is described in such Promotional Materials;
(m)reviewing and approving Licensed Product-specific sales training materials;
(n)determining the Collaboration Trademarks;
(o)[***];

(p)following approval of the initial Co-Commercialization Plan in accordance with Section 5.3.1, reviewing and approving scientific messaging, publication strategy (including data dissemination strategy) and publication plans for the Licensed Product, subject to Good Publication Practice (the “Post-Commercialization Scientific Publication Strategy”); provided, however, that members of the JCC who are directly involved in the sales or marketing of the Licensed Product shall not be involved in such review or approval;
(q)performing such other duties that are specifically assigned to the JCC under this Agreement or by the JSC or otherwise agreed by the Parties in writing.
8.5Joint Finance Committee.
8.5.1The Parties hereby establish a joint finance committee (“JFC”) with the responsibility to facilitate and coordinate the reporting of financial information under this Agreement. The JFC shall perform the following functions; provided that the JFC shall be an advisory and consulting body and not have any right to make decisions or otherwise limit the Parties’ rights or responsibilities under this Agreement:
(a)recommending, for approval by the Parties, procedures, formats and timelines consistent with this Agreement for reporting financial data and assist in resolving differences that relate to the financial terms of this Agreement for the Licensed Products; provided, that, neither Party shall be required to make any material changes to its internal accounting and reporting systems and standards in order to implement any such procedures, formats and timelines;
(b)reviewing each Party’s reporting of Net Sales, Other Income, Joint Development Costs and Allowable Expenses and recommending, for approval by the Parties, any changes to such reporting procedures; provided, that, neither Party shall be required to make any material changes to its internal accounting and reporting systems and standards in order to implement any such recommendations; provided, further, that this provision shall not entitle either Party to inspect or examine, or require the production of, the records of the other Party underlying any such items;
(c)working with the other Committees to assist in financial, budgeting and planning matters as required, including (i) assisting in the preparation of reports on financial matters, including pursuant to Section 10.5.2 and Section 10.6.2, (ii) overseeing the preparation by the Parties of the budgets for the Co-Commercialization Plan and Joint Development Plan, in each case, for the collaboration as a whole, and (iii) assisting in the preparing of other budgets and annual and long-term plans, if any;
(d)making recommendations, if necessary, concerning the exchange of information between the Parties on a quarterly basis with respect to Joint Development Costs, Allowable Expenses, Net Sales and Other Income in furtherance of a Party’s obligations under this Agreement or pursuant to Applicable Law (such as the U.S. Securities Exchange Commission or stock exchange reporting obligations);
(e)proposing to the JSC for approval adjustments to the FTE Rates annually as necessary due to inflation as set forth in the definition of “FTE Rate”;
(f)reviewing the appropriate allocation of costs and expenses under this Agreement and recommending any changes to, or additional items to be included within, Joint Development Costs or Allowable Expenses;

(g)reviewing calculations of the amount of any payments to be made by the Parties (or their Affiliates) hereunder for the Licensed Products in the Territory and any reconciliation of such payments;
(h)coordinating audits pursuant to Section 10.15; and
(i)performing such other duties that are specifically assigned to the JFC under this Agreement or by the JSC or otherwise agreed by the Parties in writing.
8.6Working Groups.
8.6.1General. From time to time, each Committee may establish working groups (each, a “Working Group”) to oversee particular projects or activities within the scope of such Committee’s responsibilities, and each such Working Group shall be constituted and shall operate as the Committee that establishes the Working Group determines; provided that each Working Group shall have equal representation from each Party; and provided, further, that any dispute between the representatives of each Party on a Working Group shall be referred to the Committee that established such Working Group for resolution in accordance with Section 8.7.4, except with respect to the JIPWG, which disputes shall be referred to [***] in accordance with Section 8.7.4. Working Groups may be established on an ad hoc basis for purposes of a specific project (e.g., with respect to review and discussion of a proposed amendment to the Joint Development Plan), for the term of the applicable Committee or on such other basis as the applicable Committee may determine (e.g., a pricing and market access working group). Each Working Group and its activities shall be subject to the oversight, review and approval of, and shall report to, the Committee that established such Working Group. In no event shall the authority of the Working Group exceed that specified for the Committee that established such Working Group in this Article 8.
8.6.2Joint Medical Affairs Working Group. [***] the Parties shall establish a joint medical affairs working group (“JMAWG”), which shall be a Working Group of the JDC and JCC and act as a forum to discuss matters related to Medical Affairs Activities for the Licensed Product, and to coordinate with the JDC and JCC with respect to such matters. The JMAWG shall be a forum for discussions and coordination purposes, and shall not have decision-making authority.
8.6.3Joint Safety Management Team. [***], the Parties shall establish a joint safety management team (“JSMT”), which shall be a Working Group of the JDC with the responsibility of (a) overseeing the evolving benefit-risk profile of the Licensed Products, including the review of aggregate data reports, outputs from signal management and benefit-risk analyses, and safety requests or safety queries from ethics committees, institutional review boards, and their associated responses, and (b) making such other determinations allocated to the JSMT pursuant to this Agreement. The roles and responsibilities and membership of the JSMT shall be further described in a separate charter in the Pharmacovigilance Agreement. The Pharmacovigilance Agreement shall also establish a joint executive safety committee with an equal number of members for each Party chosen from relevant senior representatives of each Party, which shall provide joint direction on any urgent safety matters, make decisions with respect to any disputes escalated from the JSMT, and decide on any matter that may significantly affect the benefit-risk profile of the Licensed Product.
8.6.4Joint IP Working Group. [***] the Parties shall establish a joint intellectual property working group (the “JIPWG”), which shall be a Working Group of the JSC (except with respect to any trademark matters, with respect to which the JIPWG shall be a Working Group of the JCC), to provide a forum for the Parties to discuss and coordinate with respect to the Parties’ activities and responsibilities under Article 11 with respect to the JIPWG

Oversight Patents, and to make decisions with respect to the JIPWG Oversight Patents that are allocated to the JIPWG as set forth in Article 11. The JIPWG shall be comprised of at least one (1) representative from each Party (provided that in the event that any Competitive Infringement as specified in Article 11 may arise or has arisen, the JIPWG shall, for purposes of discussing and making decisions with respect to such Competitive Infringement as set forth in Article 11, also include one (1) or more members from each Party competent to address matters relating to initiation, prosecution and settlement of such Competitive Infringement). The representatives, if any, for trademark and copyright matters shall include qualified lawyers in good standing in their relevant jurisdictions, and for all other intellectual property matters shall be patent attorneys registered and in good standing with the United States Patent and Trademark Office (or equivalent patent office in the European Union). Subject to the immediately preceding sentence, a Party may change one or more of its JIPWG representatives from time to time in its sole discretion, effective upon written notice to the other Party of such change, which notice may be given by e-mail sent to the other Party’s representatives of the JIPWG and the JSC. The JIPWG shall meet (either in person or by audio or video conference) as often as is necessary as well as upon the reasonable request of either Party. Without limiting the foregoing, the JSC may make further changes to the JIPWG (including its size, purpose, procedures and scope of responsibilities) on an as-needed basis, so long as the changes are consistent with the provisions of Article 11. The JIPWG shall discuss those matters as set forth in Article 11, and shall make decisions as allocated to the JIPWG as set forth in Article 11, including:
(a)discussing any issues regarding ownership of (i) Know-How first discovered, generated, created, conceived or otherwise made by or on behalf of a Party or any of its Affiliates, whether solely or jointly with the other Party or any of its Affiliates, in the performance of activities under this Agreement (or any Ancillary Agreement), and (ii) Patents with respect thereto, in each case, as set forth in Article 11;
(b)discussing and overseeing activities in relation to the filing, prosecution and maintenance of the JIPWG Oversight Patents, as well as Defense Proceedings with respect to the JIPWG Oversight Patents, in each case, pursuant to Article 11, and making decisions with respect thereto as set forth in Article 11;
(c)discussing and overseeing any actual, potential or suspected infringement of the JIPWG Oversight Patents pursuant to Article 11, and making decisions with respect thereto as set forth in Article 11;
(d)discussing and overseeing any alleged or threatened assertion of invalidity or unenforceability of any JIPWG Oversight Patents pursuant to Article 11, and making decisions with respect thereto as set forth in Article 11;
(e)regularly reviewing, including in consultation with the respective regulatory teams, any additional Patents Controlled by BioNTech (or any of its Affiliates) that may be relevant to Development, Manufacture, Commercialization or other Exploitation activities hereunder and considering the amendment of applicable patent schedules to expressly include such Patents; and
(f)performing such other duties that are specifically assigned to the JIPWG under this Agreement (including Article 11) or by the JSC or otherwise agreed by the Parties in writing.
8.7General Provisions Applicable to Committees and Working Groups.
8.7.1Composition. Each Committee shall consist of [***] representatives from each Party, each with the requisite experience and seniority to enable such representative to make decisions on behalf of the applicable Party with respect to the issues falling within the jurisdiction of the applicable Committee; provided that no JSC representative for a Party shall be representatives for such Party on the JDC or the JCC. Each Party shall appoint, and provide notice to the other Party, of such Party’s initial members of the applicable Committee prior to the first meeting of such Committee. Each Party may replace its Committee representatives at any time upon written notice to the other Party. Each Committee or Working Group may invite non-members to the discussions and meetings of such Committee or Working Group; provided that such non-member participants shall have no voting or decision-making authority at such Committee or Working Group and shall be bound by confidentiality obligations no less stringent than those provided in this Agreement; provided further that for any such non-member participant that is a Third Party, such attendance must be approved in advance by the Alliance Managers of each Party and such Third Parties must have entered into written confidentiality agreements on terms that are no less stringent than those provided in this Agreement prior to attending any discussions or meetings. Each Committee will have two co-chairpersons, one designated by each of BioNTech and BMS, and each co-chairperson shall be entitled to call meetings. The co-chairpersons shall coordinate activities with the Alliance Managers to prepare and circulate an agenda reasonably in advance of each meeting. The Alliance Managers, on an alternating basis, shall record each Committee meeting, and prepare and issue final minutes within [***]. Such minutes will not be finalized until the co-chairperson from each Party reviews and confirms in writing the accuracy of such minutes. The minutes of each meeting shall, among other things, record all matters acted upon and approved or disapproved by the applicable Committee, and any matters the Committee failed to resolve. Each Working Group shall have such members as set forth in Section 8.6 (or as otherwise determined by the Committee that established such Working Group).
8.7.2Meetings. Each Committee shall hold meetings once every Calendar Quarter or, in each case, at such frequency and times as the co-chairpersons of such Committee shall mutually determine. Each Working Group shall hold meetings as set forth in Section 8.6 (or as otherwise determined by the Committee that established such Working Group). All Committee meetings and Working Group meetings may be conducted by telephone, video-conference or in person at a venue to be mutually agreed (generally in the United States), in each case, as determined by mutual agreement of the co-chairpersons (or, with respect to a Working Group meeting, as determined by the Working Group or Committee that established such Working Group). In addition, the co-chairperson from either Party may request an ad hoc meeting of any Committee, in which case such Committee shall convene a meeting as soon as reasonably practicable, but in no event later than [***] after such request (or, if earlier, at the next regularly scheduled Committee meeting).
8.7.3Procedural Rules. Each Committee and Working Group shall have the right to adopt such standing rules as shall be necessary for its work, to the extent that such rules are not inconsistent with this Agreement. A quorum of the Committee or Working Group shall exist whenever there is present at a meeting at least one representative appointed by each Party. Representatives of the Parties on a Committee or Working Group may attend a meeting either in person or by telephone, video conference or similar means in which each participant can hear what is said by, and be heard by, the other participants. Representation by proxy shall be allowed and shall be confirmed with the other Party at the time of proxy.
8.7.4Decision-Making. Each Committee and Working Group shall take action by consensus of the representatives present at a meeting at which a quorum exists, with each Party having a single vote irrespective of the number of representatives of such Party in attendance, or by a written resolution signed by at least one representative appointed by each Party. If a Working Group or Committee cannot, or does not, reach consensus on an issue, then the dispute shall be referred to (a) the JSC in the case of any Committee of the JSC, (b) in the case of a Working Group (other than the JIPWG), the Committee that formed such Working Group for resolution and a special meeting of such Committee may be called for such purpose or (c) with respect to disputes at the JIPWG, [***] of each Party (and any final decision with respect to such JIPWG dispute mutually agreed to by [***] in writing shall be conclusive and binding on the Parties (and shall be deemed to be a decision by the JIPWG on such matter)), in each instance as facilitated by the Alliance Managers. If a Committee (other than the JSC and the JIPWG) cannot, or does not, reach consensus on an issue at a meeting or within such other period as the Parties may agree, then the dispute shall be referred to the JSC for resolution and a special meeting of the JSC may be called for such purpose (and the Parties will use reasonable efforts to call such special meeting as promptly as practicable), in each instance as facilitated by the Alliance Managers. If (i) the JSC cannot, or does not, reach consensus on an issue, including any dispute first arising in another Committee or Working Group (other than the JIPWG) or (ii) with respect to disputes from the JIPWG, [***] of each of the Parties cannot, or do not, reach consensus on an issue, then in each case, the dispute shall first be referred to [***], who shall confer in good faith on the resolution of the issue, in each instance as facilitated by the Alliance Managers. Any final decision mutually agreed to by [***] in writing shall be conclusive and binding on the Parties (and shall be deemed to be a decision by the JSC or other Committee or Working Group on such matter). If [***] are not able to agree on the resolution of any such issue within [***] after such issue was first referred to them, then:
(a)subject to final decision-making authority of a given Party on the matters as set forth under Section 8.7.4(b) and Section 8.7.4(c), the JSC (or JIPWG, as applicable) shall resolve disputed matters by mutual agreement, including the following (which, for clarity, shall not be subject to final decision-making authority of a given Party):
[***]
Subject to Section 8.7.4(b) and Section 8.7.4(c), with respect to all matters within the purview of a Committee or Working Group, if such matter is not agreed to by the JSC (or [***], with respect to disputes at the JIPWG) [***], as applicable, then neither Party may take any action with respect to such matter, or, if such matter has been previously so agreed to by the Parties or the JSC (or other applicable Committee or Working Group), then such matter shall continue as previously agreed by the Parties or the JSC (or other applicable Committee or Working Group) without change unless and until otherwise agreed to by the Parties or by the JSC (or other applicable Committee or Working Group), and for clarity, such matter shall not be subject to the dispute resolution mechanisms of Section 15.7.
(b)BMS shall have final decision-making authority on:
[***]
(c)BioNTech shall have final decision-making authority on:
[***]
8.7.5Notwithstanding the foregoing, decisions made by a Party through the exercise of its final decision making authority with respect to the Licensed Antibodies and Licensed Products (a) shall be consistent with the Global Commercialization Strategy, (b) shall be consistent with the Joint Development Plan, Joint Manufacturing Plan, and Co-Commercialization Plan, as applicable, (c) shall be compliant with Applicable Law, and (d) shall not cause the other Party to be in breach of its Third Party agreements (provided that the Parties shall determine whether any such potential conflict or breach exists in accordance with the mechanism set forth in Schedule 8.7.5). In addition, notwithstanding the final decision making authority of a Party with respect to decisions pursuant to Section 8.7.4(b) or Section 8.7.4(c), as applicable, (i) no Party shall be required to make available for the activities hereunder any of its Proprietary Assets unless agreed to by such Party, in its sole discretion, (ii) no Party shall be required to undertake any activities which it reasonably believes would not be compliant with Applicable Law, and (iii) if a matter is to be determined or consented to by a Party (or mutually agreed by the Parties) pursuant to the express terms of this Agreement, then such matter shall not be determined by the final decision making authority of a Party pursuant to Section 8.7.4(b) or Section 8.7.4(c), as applicable (unless such express terms indicate that disputes with respect to such matter are to be resolved by a Committee).
8.7.6Disputes arising between the Parties in connection with or relating to this Agreement or any document or instrument delivered in connection herewith, and that are outside of the jurisdiction of the JSC or any other Committee or Working Group, shall be resolved pursuant to Section 15.7.
8.7.7Each Party shall retain the rights, powers, and discretion granted to it under this Agreement and no such rights, powers or discretion shall be delegated to or vested in a Committee or Working Group unless such delegation or vesting of rights is expressly provided for in this Agreement or the Parties expressly so agree in writing. No Committee or Working Group shall have the power to, and any final decision of [***] pursuant to Section 8.7.4 shall not, amend, modify or waive compliance with this Agreement, which may only be amended or modified as provided in Section 15.8 or compliance with which may only be waived as provided in Section 15.11.
8.7.8The Parties and the Committees shall perform their respective functions under this Agreement with due regard for Section 5.5 of Schedule 10.12.1.
8.8Discontinuation; Disbandment. Each Committee and Working Group shall continue to exist until the Parties mutually agree to disband the Committee or Working Group.
8.9Alliance Manager. Each Party will appoint an individual (who is an employee of such Party or its Affiliate) who possesses a general understanding of development, manufacturing and commercialization issues regarding pharmaceutical and biologic products to (a) act as the first point of contact both internally within the Parties’ respective organizations and between the Parties with regard to questions relating to this Agreement or the overall business relationship and related matters between the Parties, (b) facilitate, plan, and coordinate cooperative efforts, internal communications and external communications between the Parties with respect to this Agreement, (c) identify and bring disputes and issues that may result in disputes to the attention of the Parties in a timely manner, and function as the point of first referral in all matters of conflict resolution, (d) facilitate the escalation of matters to the JSC within the purview of the JSC, (e) take responsibility for ensuring that meetings and the production of meeting agendas and minutes occur as set forth in this Agreement for the Committees (and the Alliance Managers shall facilitate such activities on behalf of the co-chairs of the JSC or other relevant Committees), and that relevant action items resulting from such meetings are appropriately carried out or otherwise addressed, and (f) ensure that decisions within the purview of a Committee are made by the appropriate Committee and decisions are appropriately documented in all cases (each, an “Alliance Manager”). Each Party may replace its Alliance Manager at any time upon written notice to the other Party (provided that such replacement is an employee of the applicable Party or its Affiliate). The Alliance Managers will attend all meetings of each of the Committees and support the co-chairpersons of the Committees, in the discharge of their responsibilities; provided, however, that the Alliance Managers will not vote or otherwise participate in the decision-making process of any Committee. An Alliance Manager may bring any matter to the attention of any Committee or Working Group, as applicable, if such Alliance Manager reasonably believes that such matter warrants such attention, but such Committee or Working Group may only make a determination or decision with respect to such matter if it is within the purview of such Committee or Working

Group pursuant to the terms of this Agreement. Any Alliance Manager may designate a substitute (who is an employee of the applicable Party or its Affiliate) with the adequate skill set to temporarily perform the functions of such Alliance Manager and support the Committees and Working Groups, upon written notice to the other Party’s Alliance Manager. Each Alliance Manager will be charged with creating and maintaining a collaborative work environment within each Committee.
8.10Expenses. Each Party shall be responsible for all travel and related costs and expenses for its members and other representatives to attend meetings of, and otherwise participate on, a Committee or other Working Group.
Article 9
EXCLUSIVITY
9.1Exclusivity Obligation. From and after the Effective Date and thereafter during the Term, neither Party shall, and each Party shall cause its respective Affiliates not to (a) directly or through a Third Party, clinically develop, manufacture or commercialize any Competing Product in any country or other jurisdiction in the Territory, (b) enable or grant a license to any Third Party to specifically do so [***].
9.2Exceptions.
9.2.1If at any time from and after the Effective Date and thereafter during the Term:
(a)a Party (or any of its Affiliates) is acquired by a Third Party through a Change of Control and such Third Party (or any of its affiliates that exist immediately prior to the consummation of such Change of Control) (such Third Party and such affiliates that exist immediately prior to the consummation of such Change of Control, collectively, the “Acquiror”) has rights to a Competing Product, then such Acquiror shall wind-down or Divest all activities with respect to such Competing Product within [***] following the closing of such Change of Control, and, during such [***], all activities with respect to such Competing Product shall be Segregated from activities under this Agreement (and if such Party (and its Affiliates, including Acquiror) complies with the foregoing, then such Party shall not be in breach of its obligations under Section 9.1 as a result of any activities with respect to such Competing Product during such [***] period); provided, however, that, if such Competing Product is a clinical or commercial stage asset as of the consummation of such Change of Control, then Acquiror shall not be required to so wind-down and Divest, and such Party shall not be in breach of its obligations under Section 9.1 as a result of any activities with respect to any such Competing Product during the Term, so long as such Party (and its Affiliates, including Acquiror) Segregates all activities with respect to such Competing Product from activities under this Agreement; or
(b)a Party (or any of its Affiliates) acquires a Third Party that has rights to a Competing Product, then such Party (and its Affiliates) shall wind-down or Divest all activities with respect to such Competing Product within [***] and, during such [***], all activities with respect to such Competing Product shall be Segregated from activities under this Agreement (and if such Party (and its Affiliates) complies with the foregoing, such Party shall not be in breach of its obligations under Section 9.1 as a result of any activities with respect to such Competing Product during such [***] period).
9.2.2The applicable Party (and its Affiliates, including Acquiror) shall: (a) ensure that all activities with respect to such Competing Product (including Acquiror) (i) do not use (x) any BMS Collaboration Know-How, BioNTech Collaboration Know-How, BMS Product

Know-How, BioNTech Product Know-How or Joint Know-How or (y) any Confidential Information of the other Party, (ii) do not infringe any BioNTech Product Patents, BMS Product Patents, BioNTech Collaboration Patents, BMS Collaboration Patents or Joint Patents and (iii) are kept separate from the activities performed under or in connection with this Agreement; (b) establish, and cause its Affiliates (including Acquiror) to establish, reasonable internal safeguards designed to prevent (x) any BMS Collaboration Know-How, BioNTech Collaboration Know-How, BMS Product Know-How, BioNTech Product Know-How or Joint Know-How or (y) any Confidential Information of the other Party, from being disclosed to, or otherwise used by, any Person(s) conducting any development, manufacturing, commercialization or other exploitation of the Competing Product; and (c) ensure that no Person(s) who have conducted any Development, Manufacturing, Commercialization or other Exploitation of a Licensed Antibody or Licensed Product, or who have had access to (x) any BMS Collaboration Know-How, BioNTech Collaboration Know-How, BMS Product Know-How, BioNTech Product Know-How or Joint Know-How or (y) any Confidential Information of the other Party, work on, or are subsequently assigned to work on, any such Competing Product (except that management personnel of Acquiror may review and evaluate plans and information regarding Exploitation of Licensed Products as well as such Competing Product in connection with portfolio decision-making) (the foregoing, collectively, “Segregation”).
9.2.3Each Party acknowledges and agrees that (a) Section 9.1 has been negotiated by the Parties, (b) the limitations on activities set forth in Section 9.1 are reasonable, valid, and necessary in light of the Parties’ circumstances and necessary for the adequate protection of the business of the Licensed Products and (c) neither Party would have entered into this Agreement without the protection afforded it by Section 9.1. If, notwithstanding the foregoing, a court of competent jurisdiction or Neutrals / arbitrators / arbitral tribunal determines that the restrictions set forth in Section 9.1 are too broad or otherwise unreasonable under Applicable Law, including with respect to duration, geographic scope or space, the court or Neutrals / arbitrators / arbitral tribunal is hereby requested and authorized by the Parties to revise Section 9.1 to include the maximum restrictions allowable under Applicable Law.
9.3ROFN for Next Generation Antibodies. During the Term, both Parties have the right to develop, manufacture, commercialize or otherwise exploit Next Generation Antibodies, provided that the following shall apply:
9.3.1If, at any time during the Term prior to the fifth (5th) anniversary of the Amended Effective Date (the “ROFN Term”):
(a)either Party (or any of its Affiliates) receives a bona fide letter of intent, or written indication of interest, term sheet or draft definitive agreement that contemplates a Next Generation Antibody Transaction (each, a “Transaction Proposal”);
(b)the management or Board of Directors (or similar body) of either Party (or any of its Affiliates) authorizes such Party (or any of its Affiliates) to solicit, or such Party (or any of its Affiliates) otherwise determines to solicit, indications of interest from one or more Third Parties relating to any transaction that would constitute a Next Generation Antibody Transaction (such process authorized by the management or Board of Directors (or similar body) of such Party (or any of its Affiliates), a “Transaction Process”); or
(c)either Party (or its Affiliates) determines to initiate (or have initiated) any registrational trial of a Next Generation Antibody;
(d)then, in each case of (a), (b), and (c) (a “ROFN Triggering Event”), such Party (the “Proposing Party”) shall notify the other Party (the “ROFN Party”) in writing (which notice shall identify whether such notice is being provided pursuant to the foregoing clause (a), (b) or (c), as applicable) (each, a “Transaction Notice”) (x) within [***] following the receipt of the Transaction Proposal or determination to initiate a Transaction Process (in the case of (a) or (b)) or (y) [***] (in the case of (c)), and shall comply with the following terms:
(i)as soon as reasonably practicable, but in any event within [***], after the Proposing Party delivers a Transaction Notice to the ROFN Party, the Proposing Party will deliver a Data Package to the ROFN Party for the applicable Next Generation Antibody(ies) and grant the ROFN Party and its representatives access to an electronic data room containing such Data Package information. Upon receipt of the initial Data Package, the ROFN Party shall review such Data Package, and the ROFN Party shall, no later than [***] after receiving such Data Package, notify the Proposing Party of any reasonable requests for additional then-existing information and records related thereto that are within the Proposing Party’s (or its Affiliates’) possession or Control, and the Proposing Party shall respond to such requests within [***] thereof. If the Proposing Party does not provide such reasonably requested additional information and records to the ROFN Party within such [***] period, the ROFN Evaluation Term shall be extended on a day-to-day basis by a period of time equal to the number of days after such [***] period during which the Proposing Party fails to provide such reasonably requested additional information and records; and
(ii)in the case of any Transaction Proposal or Transaction Process (and, with respect to a Transaction Proposal, subject to any confidentiality obligations imposed on the Proposing Party by the Third Party who made the Transaction Proposal), the Proposing Party’s Transaction Notice shall also provide the ROFN Party with high-level information as to the general structure of the Transaction Proposal [***] or, if there is no Transaction Proposal and instead there is authorization to initiate a Transaction Process, the type of Next Generation Antibody Transaction that the management or Board of Directors (or similar body) of the Proposing Party (or any of its Affiliates) has authorized the Proposing Party (or any of its Affiliates) to initiate or otherwise determines to solicit. The Proposing Party shall not be required to provide the identity of any Third Parties involved in any such Next Generation Antibody Transaction.
9.3.2The ROFN Party shall have the right to first negotiate with the Proposing Party on an exclusive basis with respect to a given ROFN Triggering Event (each, a “ROFN”), by delivering written notice thereof to the Proposing Party within the applicable ROFN Evaluation Term (a “Negotiation Exercise Notice”). During the applicable ROFN Evaluation Term, the Proposing Party will not disclose to any Third Party any non-public information contained within the applicable Data Package without the prior written consent of the ROFN Party. If the ROFN Party exercises such right of first negotiation in accordance with this Section 9.3, the Parties shall negotiate exclusively and in good faith (but subject to each Party’s final management approval which can be given in their absolute discretion) the terms of a definitive agreement pursuant to which the ROFN Party would obtain rights with respect to the applicable Next Generation Antibody as so requested by the ROFN Party (or such other terms as agreed to by the Parties), including the financial terms thereof. If the Parties are unable to agree to terms and enter into a definitive agreement with respect to such transaction within [***] after the ROFN Party’s delivery of the Negotiation Exercise Notice to the Proposing Party in accordance with the foregoing provisions of this Section 9.3.2 (or such longer period as may be mutually agreed upon by the Parties) (a “ROFN Negotiation Period”) or the ROFN Party did not deliver a Negotiation Exercise Notice with respect to the applicable ROFN Triggering Event, then (i) if the ROFN Triggering Event occurred as a result of Section 9.3.1(a) or Section 9.3.1(b), the Proposing Party shall be permitted to negotiate the applicable Next Generation Antibody Transaction [***] with the Third Party(ies) and (ii) if the ROFN Triggering Event occurred as a result of Section 9.3.1(c), then the Proposing Party may continue to develop the applicable Next Generation Antibody

(provided that, with respect to this clause (ii), if any Transaction Proposal is subsequently received or Transaction Process is subsequently authorized to be initiated for such Next Generation Antibody, then the Proposing Party shall notify the ROFN Party within [***] of such receipt or determination, and this Section 9.3 shall apply again with respect thereto, provided that for the purposes of the definition of the ROFN Evaluation Term with respect thereto the [***] shall be decreased to [***]; provided, further, that the ROFN Negotiation Period with respect thereto shall be decreased to [***]). For the avoidance of doubt, subject to clause (i) of the immediately foregoing sentence (i.e., subject to any transfer, disposition, or other grant of rights to develop or commercialize the Next Generation Antibody as permitted pursuant to clause (i) of the immediately foregoing sentence), this Section 9.3 shall apply again with respect to such Next Generation Antibody(ies) for any subsequent Transaction Proposal received or Transaction Process authorized for such Next Generation Antibody(ies) (e.g., if the original Transaction Proposal or Transaction Process was for a limited geography, then this Section 9.3 shall again apply with respect to Transaction Proposals or Transaction Processes for other geographies) or if the ROFN Triggering Event in Section 9.3.1(c) subsequently occurs.
9.3.3Commencing on the Effective Date and continuing until the end of the ROFN Term, and, if a given ROFN Triggering Event occurs prior to the end of the ROFN Term, thereafter during the ROFN Evaluation Term and ROFN Negotiation Period, as applicable, with respect to such ROFN Triggering Event, the Proposing Party shall not (and shall cause its Affiliates not to) assign or otherwise transfer ownership of, or any other right, title, or interest (including any option or similar right) in and to, or otherwise grant a Third Party any rights with respect to, any Next Generation Antibody of the Proposing Party (or any of its Affiliates), except to the extent such assignment, transfer or grant does not and would not conflict with the rights granted to the other Party with respect to such Next Generation Antibody pursuant to this Section 9.3 (and, for clarity, any such assignment, transfer or grant shall be subject to the rights of the other Party as set forth in this Section 9.3).
9.3.4If at any time from and after the Effective Date and thereafter during the Term, a Party (or any of its Affiliates) is acquired by a Third Party through a Change of Control and the Acquiror has rights to a Next Generation Antibody that is a clinical or commercial stage asset as of the consummation of such Change of Control, then such Next Generation Antibody shall not be subject to the ROFN of the other Party pursuant to this Section 9.3 so long as such Party (and its Affiliates, including Acquiror) Segregates (substituting in such “Next Generation Product” for “Competing Product” in the definition of “Segregation”) all activities with respect to such Next Generation Antibody from activities under this Agreement.
Article 10
FINANCIAL PROVISIONS
The Parties shall make the payments provided for in this Article 10 in partial consideration for the rights granted pursuant to this Agreement.
10.1Upfront Payment. BMS shall make a one-time, non-creditable, non-refundable upfront payment to BioNTech SE (as a party to the Original Agreement) in the amount of One Billion Five Hundred Million Dollars ($1,500,000,000) payable by BMS by [***].
10.2Maintenance Fees. Subject to the terms and conditions of this Agreement (including Section 14.9.1):
10.2.1On [***], BioNTech SE shall invoice BMS for a one-time, non-creditable, non-refundable payment to BioNTech SE (as a party to the Original Agreement) in the amount of Five Hundred Million Dollars ($500,000,000) (the “First Maintenance Fee”), and BMS shall make such payment to BioNTech SE within [***] after receipt of such invoice, but only if a notice of termination has not been provided hereunder prior to the time such payment is due.
10.2.2On [***], BioNTech SE shall invoice BMS for a one-time, non-creditable, non-refundable payment to BioNTech SE (as a party to the Original Agreement) in the amount of One Billion Dollars ($1,000,000,000) (the “Second Maintenance Fee”), and BMS shall make such payment to BioNTech SE within [***] after receipt of such invoice, but only if a notice of termination has not been provided hereunder prior to the time such payment is due.
10.2.3On [***], BioNTech SE shall invoice BMS for a one-time, non-creditable, non-refundable payment to BioNTech SE (as a party to the Original Agreement) in the amount of Five Hundred Million Dollars ($500,000,000) (the “Third Maintenance Fee” and together with the First Maintenance Fee and the Second Maintenance Fee, each, a “Maintenance Fee” and collectively the “Maintenance Fees”), and BMS shall make such payment to BioNTech SE within [***] after receipt of such invoice, but only if a notice of termination has not been provided hereunder prior to the time such payment is due.
10.3Development and Regulatory Milestones Payments.
10.3.1Subject to the terms and conditions of this Agreement (including Section 14.9.1), the JDC shall notify the JSC and the Parties in writing of the first achievement after the Amended Effective Date of Development Milestone Event 1 and of Development Milestone Event 2 as set forth in the table immediately below (each, a “Development Milestone Event”), and BMS shall thereafter pay BioNTech SE (as a party to the Original Agreement) the corresponding milestone payment set forth in such table (each, a “Development Milestone Payment”) associated with the applicable Development Milestone Event in accordance with Section 10.3.3.

	Development Milestone Event	Development Milestone Payment
(1)	[***]	[***]
(2)	[***]	[***]
	Total	[***]
[***]
[***] Each Development Milestone Payment shall be payable only upon the first achievement of the corresponding Development Milestone Event and no amounts shall be due for subsequent or repeated achievements of such Development Milestone Event. The maximum aggregate amount payable by BMS pursuant to this Section 10.3.1 is [***].
10.3.2Subject to the terms and conditions of this Agreement (including Section 14.9.1), the JDC will notify the JSC and the Parties in writing of the first achievement of the specified milestone event set forth in the table immediately below (each, a “Regulatory Milestone Event”) by the Parties under this Agreement after the Amended Effective Date with respect to the first Licensed Product to achieve the applicable Regulatory Milestone Event, and BMS shall thereafter pay BioNTech SE (as a party to the Original Agreement) the corresponding milestone payment set forth in such table (each, a “Regulatory Milestone Payment”) associated with the applicable Regulatory Milestone Event in accordance with Section 10.3.3.

	Regulatory Milestone Event	Regulatory Milestone Payment
(1)	[***]	[***]
(2)	[***]	[***]
(3)	[***]	[***]
(4)	[***]	[***]
(5)	[***]	[***]
	Total	[***]
[***]
[***] Each Regulatory Milestone Payment shall be payable a maximum of one time, for the first Licensed Product to achieve the corresponding Regulatory Milestone Event regardless of the number of Licensed Products achieving the corresponding Regulatory Milestone Event (i.e., a maximum of five (5) Regulatory Milestone Payments may be made pursuant to this Section 10.3.2) and no amounts shall be due for subsequent or repeated achievements of such Regulatory Milestone Event, whether for the same or a different Licensed Product. The maximum aggregate amount payable by BMS pursuant to this Section 10.3.2 is [***].
10.3.3Following delivery of notification by the JSC that the applicable Development Milestone Event or Regulatory Milestone Event has been achieved, BioNTech SE shall invoice BMS for the applicable Development Milestone Payment or Regulatory Milestone Payment, and BMS shall pay such non-creditable, non-refundable Development Milestone Payment or Regulatory Milestone Payment, as applicable, within [***] after receipt of the invoice therefor.
10.4Sales Milestones.
10.4.1Subject to the terms and conditions of this Agreement (including Section 14.9.1), the JFC will notify the Parties in writing following the end of the Calendar Year during which a given milestone event set forth in the table immediately below (each, a “Sales Milestone Event” and together with any Development Milestone Event and Regulatory Milestone Event, each, a “Milestone Event”) was first achieved by the Parties under this Agreement after the Amended Effective Date with respect to the Licensed Product that first achieves the applicable Sales Milestone Event (i.e., only the first Licensed Product to achieve the applicable Sales Milestone Event), and BMS shall thereafter pay the applicable amounts set forth below associated with the applicable Sales Milestone Event (each, a “Sales Milestone Payment” and together with any Development Milestone Payment and Regulatory Milestone Payment, each, a “Milestone Payment”) in accordance with Section 10.4.4.

	Sales Milestone Event	Sales Milestone Payment
(1)	[***]	[***]
(2)	[***]	[***]
(3)	[***]	[***]
(4)	[***]	[***]
(5)	[***]	[***]
	Total	[***]

10.4.2If in a given Calendar Year more than one Sales Milestone Event is achieved, BMS shall pay BioNTech a separate Sales Milestone Payment with respect to each Sales Milestone Event that is achieved in such Calendar Year. Each Sales Milestone Payment shall be payable a maximum of one time, for the first Licensed Product to achieve the corresponding Sales Milestone Event in a Calendar Year regardless of the number of Licensed Products achieving the corresponding Sales Milestone Event (i.e., a maximum of five (5) Sales Milestone Payments may be made pursuant to this Section 10.4) and no amounts shall be due for subsequent or repeated achievements of such Sales Milestone Event in subsequent Calendar Years, whether for the same or a different Licensed Product. The maximum aggregate Sales Milestone Payments payable by BMS pursuant to this Section 10.4 is [***].
10.4.3Without limiting the obligations of the Parties in Section 6.1, BioNTech acknowledges and agrees that the sales levels set forth in this Section 10.4 are merely intended to define BMS’s payment obligations in the event such sales levels are achieved, and are not an obligation to achieve such sales.
10.4.4Following delivery of notification by the JFC to the Parties that the applicable Sales Milestone Event has been achieved by the Parties pursuant to this Agreement, BioNTech shall invoice BMS for the applicable Sales Milestone Payment, and BMS shall pay such non-creditable, non-refundable Sales Milestone Payment within [***] after receipt of the invoice therefor.
10.5Net Profit/Loss in the Collaboration Territory. The terms and conditions of this Section 10.5 shall govern each Party’s rights and obligations with respect to Net Profits/Losses relating to the Licensed Antibodies and Licensed Products in the Territory.
10.5.1Allocation of Net Profit/Loss in the Territory. Subject to the terms and conditions of this Agreement, (a) BMS shall receive fifty percent (50%) of all Net Profits and bear fifty percent (50%) of all Net Losses, as applicable, with respect to the Licensed Antibodies and Licensed Products in the Territory and (b) BioNTech shall receive fifty percent (50%) of all Net Profits and bear fifty percent (50%) of all Net Losses, as applicable, with respect to the Licensed Antibodies and Licensed Products in the Territory.
10.5.2Reports and Payments in General.
(a)On or prior to [***] after the end of each Calendar Quarter, for informational purposes, each Party shall deliver a preliminary report to the other Party (and the JFC) of the Net Sales, Other Income, and Allowable Expenses incurred by such Party (and its

Affiliates) during such Calendar Quarter that specifies in reasonable detail an estimate of the Allowable Expenses incurred by such Party (and its Affiliates) during such Calendar Quarter.
(b)Within [***] after the end of each Calendar Quarter, each Party shall report to the other Party (and the JFC) (in a format to be mutually agreed by the Parties) (i) its (and its Affiliates’) Net Sales and Other Income for all Licensed Antibodies and Licensed Products in the Territory during such Calendar Quarter, and (ii) the actual Allowable Expenses incurred by such Party (and its Affiliates) during such Calendar Quarter, which report shall specify in reasonable detail the Net Sales and Other Income for such Calendar Quarter and Allowable Expenses incurred by such Party (and its Affiliates) during such Calendar Quarter.
(c)Within [***] after each Party has provided to the other Party (and the JFC) the reports such Party is required to provide with respect to such Calendar Quarter under Section 10.5.2(b), (i) the Parties (through the JFC) shall perform a reconciliation of the Allowable Expenses, Net Sales and Other Income to ascertain whether there is a Net Profit/Net Loss, and (ii) the applicable Party shall invoice the other Party for a balancing payment to give effect to the results of such reconciliation in order to achieve the sharing of Net Profit or Net Loss provided for in Section 10.5.1.
(d)Within [***] after receipt of an invoice pursuant to Section 10.5.2(c) the Party receiving such invoice shall pay the amount of the invoice to the other Party.
10.6Joint Development Costs.
10.6.1Allocation of Shared Global Development Costs. BMS and BioNTech will each be responsible for their share of the Joint Development Costs as set forth in Section 3.4, and the applicable amounts will be paid between the Parties to effectuate such sharing as set forth in this Section 10.6.
10.6.2Reports. During the Term, each Party shall report to the other Party (and the JFC) in writing, within [***] after the end of each Calendar Quarter, the Joint Development Costs incurred by or on behalf of such Party during such Calendar Quarter (except that the first such report shall include Joint Development Costs incurred under the Original Agreement in accordance with the terms thereof during the period from the Effective Date until the Amended Effective Date, but solely to the extent such Joint Development Costs were not already reconciled and shared between the Parties pursuant to the Original Agreement in accordance with the terms of the Original Agreement). Such report(s) shall be in a format to be mutually agreed by the Parties and specify in reasonable detail all the billable costs included in the Joint Development Costs during such Calendar Quarter. Within [***] after each Party has provided the other Party such report, (a) the Parties (through the JFC) shall perform a reconciliation of the Joint Development Costs actually borne by each Party and its Affiliates for such Calendar Quarter, against the Joint Development Costs that should have been borne by such Party and its Affiliates for such Calendar Quarter in order to achieve the sharing of Joint Development Costs provided for in Section 10.6.1 and (b) the applicable Party shall invoice the other Party for a balancing payment to give effect to the results of such reconciliation.
10.6.3Payments. Within [***] after receipt of an invoice pursuant to Section 10.6.2, the Party receiving such invoice shall pay the amount of the invoice to the other Party.
10.7FTE and Out-of-Pocket Costs. Each Party shall record and account for its FTE Costs and its Out-of-Pocket Costs in accordance with its Accounting Standards to the extent that such FTE Costs and Out-of-Pocket Costs are included in Allowable Expenses, Joint Development Costs or otherwise are, or may in the future be, shared under this Agreement. Each Party shall calculate and maintain records of FTE effort incurred by it in the same manner as used for other products developed by such Party, unless instructed by the JSC to employ other procedures, in which case such other procedures shall be applied equally to both Parties. Notwithstanding the foregoing, if there are inconsistencies between the methodologies used by the Parties for calculating, recording or accounting for such FTE Costs or Out-of-Pocket Costs, then the JFC may determine alternative methodologies to be used by the Parties to achieve a consistent methodology for purposes of this Agreement provided, that, neither Party shall be required to make any material changes to its internal accounting and reporting systems and standards in order to implement any such methodologies.
10.8No Double Counting of Costs or Expenses or Revenues. Notwithstanding the financial definitions herein, the Parties acknowledge and agree that (a) no cost or expense shall be included in Joint Development Costs or Allowable Expenses (or as a deduction to Net Sales) if inclusion therein would result in a duplication or double-counting of the same cost or expense, and (b) no revenues shall be included in the Net Sales or Other Income if inclusion therein would result in a duplication or double-counting of the same revenue.
10.9Costs other than Allowable Costs. For the avoidance of doubt, each Party shall be solely responsible for any costs and expenses incurred by it (or its Affiliate) in connection with the Development, Manufacture, Commercialization or other Exploitation of Licensed Antibody and Licensed Product, other than such costs and expenses that are included in the Joint Development Costs or Allowable Expenses as set forth in this Agreement. [***]
10.10Other Invoiced Amounts. If either Party (the “Invoicing Party”) is owed amounts by the other Party (the “Invoiced Party”) pursuant to this Agreement, other than pursuant to Section 10.1, Section 10.2, Section 10.3, Section 10.4, Section 10.5 or Section 10.6, including amounts reimbursable or otherwise owed pursuant to Article 11, the Invoicing Party shall have the right to invoice the Invoiced Party for such amounts once per Calendar Quarter, which invoiced amounts shall be payable by the Invoiced Party within [***] after its receipt of such invoice.
10.11Mode of Payments. All payments to either Party under this Agreement shall be made by electronic funds transfer in Dollars in the requisite amount to such bank account as the receiving Party may from time to time designate by notice to the paying Party. Conversion of costs or sales recorded in local currencies to Dollars shall be performed in a manner consistent with the applicable Party’s normal practices used to prepare its audited financial statements for external reporting purposes.
10.12Taxes.
10.12.1Certain Tax Matters.
(a)The Parties acknowledge and agree that the activities governed by this Agreement are expected to give rise to a partnership for U.S. income tax purposes (the “Deemed Partnership”).
(b)The Parties shall [***] (i) all taxes imposed on the Deemed Partnership that are not Income Taxes, (ii) all costs and expenses (including Out-of-Pocket Costs) incurred in connection with any Deemed Partnership tax matters governed by Schedule 10.12.1 (including the costs, expenses, and advisory fees incurred in connection with (A) preparation of tax returns of the Deemed Partnership, including preparation of applicable workpapers, calculation of allocations, and related matters, and (B) defense of any claim, audit, examination, or administrative or court proceeding relating to any audits or assessments or other disputes regarding any taxes or tax returns of the Deemed Partnership), and (iii) Indirect Taxes (to the extent (x) not refunded or determined, at the discretion of the Party that paid such Indirect Taxes, to be expected to be refunded and (y) not otherwise taken into account in “Other Shared Expenses”) due or incurred with respect to sales of Licensed Product by BMS, BioNTech, or each of their respective Affiliates (all such costs and expenses collectively, “Deemed Partnership Costs”); provided, however, that the Parties shall not share any costs or expenses incurred in connection with a Party’s or a Party’s Affiliate’s Income Taxes.
(c)During the Term, each Party shall report to the other Party (and the JFC) in writing, within [***], the Deemed Partnership Costs incurred by or on behalf of such Party during [***] (except that the first such report shall include Deemed Partnership Costs incurred under the Original Agreement in accordance with the terms thereof during the period from the Effective Date until the Amended Effective Date, but solely to the extent such Deemed Partnership Costs were not already reconciled and shared between the Parties pursuant to the Original Agreement in accordance with the terms of the Original Agreement). Such report(s) shall be in a format to be mutually agreed by the Parties and specify in reasonable detail all costs included in the Deemed Partnership Costs during [***]. Within [***] after each Party has provided the other Party such report, (i) the Parties (through the JFC) shall perform a reconciliation of the Deemed Partnership Costs actually borne by each Party and its Affiliates for [***], against the Deemed Partnership Costs that should have been borne by such Party and its Affiliates for [***] in order to achieve the sharing of Deemed Partnership Costs provided for in Section 10.12.1(b) and (ii) the applicable Party shall invoice the other Party for a balancing payment to give effect to the results of such reconciliation.
(d)Within [***] after receipt of an invoice pursuant to Section 10.12.1(c), the Party receiving such invoice shall pay the amount of the invoice to the other Party.
(e)The definitions, rules, and provisions set forth on Schedule 10.12.1 shall govern all tax-related matters of or with respect to the Deemed Partnership.
(f)In the event a Party engages in any transaction with any of the Affiliates of the other Party in furtherance of the activities governed by this Agreement, such first Party shall use commercially reasonable efforts to comply with the transfer pricing policies and practices followed by the second Party and the second Party’s Affiliates. In the case of any such a transaction, the calculation of Joint Development Costs and Net Profit/Loss shall remain as provided in this Agreement. To the extent of any difference between an amount the first Party pays or receives in any such transaction and the corresponding amount taken into account in the calculation of Joint Development costs or Net Profit/Loss, as applicable, and the payments required under Section 10.5 or Section 10.6, as applicable, shall be adjusted to take into account any such difference.
10.12.2Withholding Taxes.
(a)Notwithstanding anything to the contrary in this Agreement, if a Party (or any of its Affiliates or any permitted successors and assigns of such Party or such Affiliate) (such Party, any such Affiliate, and any such successor or assign, the “Payor”) is required to make a payment to the other Party (or any of its Affiliates or any permitted successors and assigns of such Party or such Affiliate) (such Party, any such Affiliate, and any such successor or assign, the “Payee”) pursuant to this Agreement and such payment is subject to a deduction of tax or withholding tax, then the sum payable by the Payor in respect of which such deduction or withholding is required to be made will be made to the Payee after deduction of the amount required to be so deducted or withheld, which deducted or withheld amount will be remitted in accordance with Applicable Law and will be treated for purposed of this Agreement as having been paid to the Payee. The Parties shall reasonably cooperate in good faith to reduce or eliminate any such deduction or withholding under Applicable Law, including taking good faith efforts to provide (i) advance notice of any such deduction or withholding and (ii) the provision of applicable Internal Revenue Service Form W-8 or W-9, as applicable, and any other tax forms or documentation reasonably requested by the Payor.
(b)If an applicable taxing authority determines that the Payor was required to deduct or withhold an amount in connection with a payment or allocation made pursuant to this Agreement that such Payor did not withhold, then the Payee, and if the Payee is not a Party, the Party of which the Payee is an Affiliate, shall indemnify the Payor, and hold the Payor harmless, from any losses, costs, taxes (including penalties, additions to tax, and interest thereon), claims, damages, judgments, liabilities and expenses (including reasonable attorneys’ fees and other reasonable out-of-pocket costs in connection therewith) resulting from such failure to withhold or underwithholding.
10.13Interest on Late Payments. Any undisputed payments (or portion thereof) due hereunder that are not paid on the date such payments are due under this Agreement shall bear interest at [***].
10.14Financial Records. Each Party shall, and shall cause its Affiliates and Sublicensees to, keep complete and accurate financial books and records, in accordance with its applicable Accounting Standards, pertaining to Joint Development Costs, Allowable Expenses, Net Sales and Other Income, in each case to the extent required to calculate and verify all amounts payable hereunder. Each Party shall, and shall cause its Affiliates to, retain such books and records until the later of [***].
10.15Audit.
10.15.1 At the request of the other Party, each Party shall, and shall cause its Affiliates to, permit an independent public accounting firm of nationally recognized standing designated by the other Party and reasonably acceptable to the audited Party (and in no event shall such accounting firm be compensated in whole or in part on a contingent fee arrangement), at reasonable times during normal business hours and upon reasonable notice, to audit the books and records maintained by the other Party (and its Affiliates and Sublicensees) pursuant to Section 10.14 to ensure the accuracy of all reports and all such charges or payments made hereunder. Such examinations may not (a) be conducted for any Calendar Quarter more than [***] after the end of such Calendar Quarter, (b) be conducted more than once in any [***] period or (c) be repeated for any Calendar Quarter. The accounting firm shall disclose only whether the reports are correct or not, and the specific details concerning any discrepancies. No other information shall be shared. The cost of each audit shall be borne by the auditing Party unless an audit reveals a variance of more than the greater of (i) [***] from the reported amounts and (ii) [***], in which case the audited Party shall bear the cost of such audit. Unless disputed pursuant to Section 10.15.2, if such audit concludes that (x) additional amounts were owed by one Party to the other Party, the owing Party shall pay the additional amounts (and, if such additional amounts are owed due to an error in an invoice or report provided by such owing Party, with interest thereon as provided in Section 10.13) or (y) excess payments were made by one Party to the other Party, the overpaid Party shall reimburse such excess payments (and, if such excess payments were made due to an error in an invoice or report provided by such overpaid Party, with interest thereon as provided in Section 10.13), in either case ((x) or (y)), within [***] after the date on which such audit is completed by the auditing Party.
10.15.2 In the event of a dispute with respect to any audit under Section 10.15.1, BioNTech and BMS shall work in good faith to resolve such dispute. If the Parties are unable to reach a mutually acceptable resolution of any such dispute within [***], the dispute shall be submitted for resolution to a certified independent public accounting firm jointly selected by each Party’s certified public accountants or to such other Person as the Parties shall mutually agree (the “Audit Arbitrator”). The decision of the Audit Arbitrator shall be final and the costs of such resolution as well as the initial audit shall be borne between the Parties in such manner as the Audit Arbitrator shall determine. If such decision concludes that (a) additional amounts were owed by one Party to the other Party, the owing Party shall pay the additional amounts (and, if such additional amounts are owed due to an error in an invoice or report provided by such owing Party, with interest thereon as provided in Section 10.13) or (b) excess payments were made by one Party to the other Party, the overpaid Party shall reimburse such excess payments (and, if such excess payments were made due to an error in an invoice or report provided by such overpaid Party, with interest thereon as provided in Section 10.13), in either case ((a) or (b)), within [***] after such decision and in accordance with such decision.
10.16Confidentiality. The receiving Party shall treat all information subject to review under this Article 10 in accordance with the confidentiality provisions of Article 16 and the audited Party shall not be obligated to provide any information to an accounting firm under Section 10.15.1 or the Audit Arbitrator, as applicable, until such accounting firm or Audit Arbitrator, as applicable, has entered into a reasonably acceptable confidentiality agreement with the audited Party obligating such accounting firm or Audit Arbitrator, as applicable, to retain all such financial information in confidence pursuant to such confidentiality agreement.
10.17Right to Offset. Notwithstanding anything to the contrary contained herein, each Party shall have the right to offset any amount owed by the other Party to such first Party under or in connection with this Agreement (or any Ancillary Agreement) against any payments owed by such first Party to such other Party under this Agreement (or any Ancillary Agreement). Such offsets shall be in addition to any other rights or remedies available under this Agreement (or any Ancillary Agreement) and Applicable Law.
10.18Internal BioNTech Payments. For the avoidance of doubt, under no circumstances will the Parties share any costs relating to royalty, milestone payments or other payments for any license granted to BioNTech by any of its Affiliates, any amounts owed by BioNTech pursuant to or as a result of the Intragroup Agreement, or any amounts owed by BioNTech pursuant to the BioNTech Assignment Agreement, and all such amounts shall be borne solely by BioNTech.
Article 11
INTELLECTUAL PROPERTY
11.1Grants to BMS. Subject to the terms and conditions of this Agreement, the following shall apply:
11.1.1BioNTech shall, and hereby does, grant on behalf of itself and its Affiliates (and hereby causes its Affiliates to grant) to BMS a Co-Exclusive (with BioNTech and its Affiliates) payment bearing (with respect to the sharing of Net Profits/Losses in accordance with Section 10.5) right and license, with the right to grant sublicenses through multiple tiers as provided in Section 11.4, under (a) the BioNTech Product Licensed Technology, (b) the BioNTech Collaboration Technology and (c) the Collaboration Trademarks, in each case, to perform Development with respect to, seek and obtain Regulatory Approvals of, and Manufacture and Commercialize and otherwise Exploit, Licensed Antibodies and Licensed Products (whether alone or for use in Combination Therapies), including biomarkers, diagnostics (including Companion Diagnostics) or other devices for use in connection with a Licensed Antibody or Licensed Product, in the Field in the Territory;
11.1.2BioNTech shall, and hereby does, grant on behalf of itself and its Affiliates (and hereby causes its Affiliates to grant) to BMS a right of reference to any INDs, Drug Approval Applications, and other Regulatory Documentation for any Licensed Product that are Controlled by BioNTech or any of its Affiliates, which right of reference shall be solely for use in connection with BMS’s and its Affiliates’ and Sublicensees’ performance of Development with respect to, seeking and obtaining Regulatory Approvals of, and Manufacturing and Commercializing and otherwise Exploiting, Licensed Antibodies and Licensed Products (whether alone or for use in Combination Therapies), including biomarkers, diagnostics (including Companion Diagnostics) or other devices for use in connection with a Licensed Antibody or Licensed Product, in the Field in the Territory (and, at the request of BMS, BioNTech shall provide to BMS a cross-reference letter or similar communication to the applicable Governmental Authority to effectuate such right of reference); and
11.1.3BioNTech shall, and hereby does, grant on behalf of itself and its Affiliates (and hereby causes its Affiliates to grant) to BMS a fully-paid, royalty-free, non-exclusive right and license, with the right to grant sublicenses through multiple tiers (subject to Section 11.4), to use (a) the BioNTech Corporate Marks and the BioNTech Proprietary Asset Marks for use in Approved Promotional Materials for the Licensed Product, (b) the BioNTech Corporate Marks and BioNTech Proprietary Asset Marks for use in the packaging and labeling for the Licensed Product, and (c) any Collaboration Copyright owned by BioNTech or its Affiliates, in each case of (a), (b) and (c), solely for the purposes of Commercializing the Licensed Product in the Field in the Territory (including, for clarity, promoting the Licensed Product for use in Combination Therapies), in all cases solely in accordance with this Agreement; provided that, with respect to the BioNTech Corporate Marks and the BioNTech Proprietary Asset Marks, such rights shall be exercised in accordance with BioNTech quality standards and branding guidelines established by BioNTech (which are consistently applied) as notified by BioNTech to BMS from time to time. In all cases, BioNTech or its Affiliates shall remain the owner of the BioNTech Corporate Marks and BioNTech Proprietary Asset Marks (and of all trademark rights therein and all trademark registrations and applications therefor) and the goodwill pertaining thereto. Should BMS (or its Affiliates or Sublicensees) acquire any ownership rights in any BioNTech Corporate Mark or BioNTech Proprietary Asset Mark, BMS shall (and shall procure that its Affiliates and Sublicensees will), and hereby does, assign any such rights to BioNTech (or its applicable Affiliate), to the extent legally permissible, and, to the extent not legally permissible, waive such rights.
11.1.4BioNTech shall, and hereby does, grant on behalf of itself and its Affiliates (and hereby causes its Affiliates to grant) to BMS a fully-paid, royalty-free, non-exclusive right and license, with the right to grant sublicenses through multiple tiers, to use the Collaboration Trademarks and the BioNTech Corporate Marks for use in (a) promotional materials and other field-based materials for BMS Proprietary Collaboration Assets and (b) in the packaging and labeling for the BMS Proprietary Collaboration Assets, in each case of (a) and (b), for the purposes of commercializing (including promoting) the BMS Proprietary Collaboration Assets solely for use in a BMS Proprietary Combination Therapy in the Field in the Territory.
11.2Grants to BioNTech. Subject to the terms and conditions of this Agreement, the following shall apply:
11.2.1BMS shall, and hereby does, grant on behalf of itself and its Affiliates (and hereby causes its Affiliates to grant) to BioNTech a Co-Exclusive (with BMS and its Affiliates) payment bearing (with respect to the sharing of Net Profits/Losses in accordance with Section 10.5) right and license, with the right to grant sublicenses through multiple tiers as provided in Section 11.4, under (a) the BMS Product Licensed Technology and (b) the BMS Collaboration Technology, in each case, to perform Development with respect to, seek and obtain Regulatory Approvals of, and Manufacture and Commercialize and otherwise Exploit, Licensed Antibodies and Licensed Products (whether alone or for use in Combination Therapies), including biomarkers, diagnostics (including Companion Diagnostics) or other devices for use in connection with a Licensed Antibody or Licensed Product, in the Field in the Territory;

11.2.2BMS shall, and hereby does, grant on behalf of itself and its Affiliates (and hereby causes its Affiliates to grant) to BioNTech a right of reference to any INDs, Drug Approval Applications, and other Regulatory Documentation for any Licensed Product that are Controlled by BMS or any of its Affiliates, which right of reference shall be solely for use in connection with BioNTech’s and its Affiliates’ and Sublicensees’ performance of Development with respect to, seeking and obtaining Regulatory Approvals of, and Manufacturing and Commercializing and otherwise Exploiting, Licensed Antibodies and Licensed Products (whether alone or for use in Combination Therapies), including biomarkers, diagnostics (including Companion Diagnostics) or other devices for use in connection with a Licensed Antibody or Licensed Product, in the Field in the Territory (and, at the request of BioNTech, BMS shall provide to BioNTech a cross-reference letter or similar communication to the applicable Governmental Authority to effectuate such right of reference); and
11.2.3BMS shall, and hereby does, grant on behalf of itself and its Affiliates (and hereby causes its Affiliates to grant) to BioNTech a fully-paid, royalty-free, non-exclusive right and license, with the right to grant sublicenses through multiple tiers (subject to Section 11.4), to use (a) the BMS Corporate Marks and BMS Proprietary Asset Marks for use in Approved Promotional Materials for the Licensed Product, (b) the BMS Corporate Marks and BMS Proprietary Asset Marks for use in the packaging and labeling for the Licensed Product, and (c) any Collaboration Copyright owned by BMS or its Affiliates, in each case of (a), (b) and (c), solely for the purposes of Commercializing the Licensed Product in the Field in the Territory (including, for clarity, promoting the Licensed Product for use in Combination Therapies), in all cases solely in accordance with this Agreement; provided that, with respect to the BMS Corporate Marks and the BMS Proprietary Asset Marks, such rights shall be exercised in accordance with BMS quality standards and branding guidelines established by BMS (which are consistently applied) as notified by BMS to BioNTech from time to time. In all cases, BMS or its Affiliates shall remain the owner of the BMS Corporate Marks and the BMS Proprietary Asset Marks (and of all trademark rights therein and all trademark registrations and applications therefor) and the goodwill pertaining thereto. Should BioNTech (or its Affiliates or Sublicensees) acquire any ownership rights in any BMS Corporate Mark or BMS Proprietary Asset Mark, BioNTech shall (and shall procure that its Affiliates and Sublicensees will), and hereby does, assign any such rights to BMS (or its applicable Affiliate), to the extent legally permissible, and, to the extent not legally permissible, waive such rights.
11.3Covenants Not to Sue.
11.3.1From and after the effective date of any Change of Control of BioNTech or any of its Affiliates, BioNTech shall cause Acquiror (including its successors, assigns and transferees for the applicable Patents) not to, institute or prosecute, any claim, demand, action or other proceeding for damages, costs, expenses or compensation, or for an enjoinment, injunction or any other equitable remedy, against BMS or any of its Affiliates or Sublicensees under this Agreement alleging that the Exploitation of any Licensed Antibody or Licensed Product infringes any BioNTech Specified Patent owned or controlled by any Acquiror that is not a BioNTech Product Patent; provided, that, the foregoing covenant shall not apply to any BioNTech Specified Patent owned by such Acquiror for which (a) such Acquiror has commenced any judicial or other dispute resolution proceeding against BMS or any of its Affiliates or such Sublicensees; or (b) BMS or any of its respective Affiliates or such Sublicensees has secured a license pursuant to a written agreement, prior to, in each case (a) and (b), the earlier of (i) such Change of Control and (ii) such Acquiror commencing due diligence or otherwise having access to BioNTech’s or its Affiliate’s non-public information in connection with such Change of Control (including, with respect to (a), any counterclaims, appeals or related actions (collectively, a “BioNTech Permitted Lawsuit”) and, with respect to (b), any renewals, extensions or amendments to such agreement (collectively, a “BioNTech Permitted Agreement”)). For purposes of this provision, “BioNTech Specified Patent” means any Patent owned by such Acquiror or that such Acquiror has the right to enforce (or not enforce), in either case that would otherwise be included in the definition of “BioNTech Product Patents” but for the last sentence of the definition of “Control”, without (x) violating a contract or other legal obligation to a Third Party or (y) giving rise to any payment obligation owed to a Third Party by reason of the commitment not to sue (unless BMS agrees to include such payments as shared costs under this Agreement), in each case of (x) and (y) where the contract, legal obligation or payment obligation existed as of the earlier of the Change of Control or the Acquiror commencing due diligence or otherwise having access to BioNTech’s or its Affiliate’s non-public information in connection with such Change of Control.
11.3.2From and after the effective date of any Change of Control of BMS or any of its Affiliates, BMS shall cause Acquiror (including its successors, assigns and transferees for the applicable Patents) not to, institute or prosecute, any claim, demand, action or other proceeding for damages, costs, expenses or compensation, or for an enjoinment, injunction or any other equitable remedy, against BioNTech or any of its Affiliates or Sublicensees under this Agreement alleging that the exploitation of any Licensed Antibody or Licensed Product infringes any BMS Specified Patent owned or controlled by any Acquiror that is not a BMS Product Patent; provided, that, the foregoing covenant shall not apply to any BMS Specified Patent owned by such Acquiror for which (a) such Acquiror has commenced any judicial or other dispute resolution proceeding against BioNTech or any of its Affiliates or such Sublicensees; or (b) BioNTech or any of its respective Affiliates or such Sublicensees has secured a license pursuant to a written agreement, prior to, in each case (a) and (b), the earlier of (i) such Change of Control and (ii) such Acquiror commencing due diligence or otherwise having access to BMS’s or its Affiliate’s non-public information in connection with such Change of Control (including, with respect to (a), any counterclaims, appeals or related actions (collectively, a “BMS Permitted Lawsuit”) and, with respect to (b), any renewals, extensions or amendments to such agreement (collectively, a “BMS Permitted Agreement”)). For purposes of this provision, “BMS Specified Patent” means any Patent owned by such Acquiror or that such Acquiror has the right to enforce (or not enforce), in either case that would otherwise be included in the definition of “BMS Product Patents” but for the last sentence of the definition of “Control”, without (x) violating a contract or other legal obligation to a Third Party or (y) giving rise to any payment obligation owed to a Third Party by reason of the commitment not to sue (unless BioNTech agrees to include such payments as shared costs under this Agreement), in each case of (x) and (y) where the contract, legal obligation or payment obligation existed as of the earlier of the Change of Control or the Acquiror commencing due diligence or otherwise having access to BMS’s or its Affiliate’s non-public information in connection with such Change of Control.
11.4Sublicenses Rights by Licensee; Further Grants of Licenses by Licensor.
11.4.1Sublicenses by Licensee. Each Party may grant sublicenses (through multiple tiers) of the license to it under Section 11.1 or Section 11.2 to any Affiliates and Third Parties; provided, however, that (a) each such sublicense is consistent with the applicable terms of this Agreement, (b) each such sublicense terminates upon the expiration or termination of this Agreement (except to the extent that the license hereunder under which such sublicense was granted survives such termination), and (c) with respect to any sublicenses to a Third Party, a sublicense to a Third Party to (i) Develop the Licensed Antibodies or the Licensed Product must be approved by the JSC (or otherwise expressly set forth in the Joint Development Plan), (ii) Manufacture the Licensed Antibodies or the Licensed Product must be approved by the JSC (or otherwise expressly set forth in the Joint Manufacturing Plan) or (iii) Commercialize the Licensed Product in the Territory must be approved by the JSC (or otherwise expressly set forth in the Co-Commercialization Plan), in each case of this clause (c), prior to entering into any such sublicense agreement with a Third Party; provided, however, that no such consent shall be required pursuant to this clause (c) for any sublicense, in whole or in part, to a Third Party contractor (e.g., a contract research organization or a contract manufacturer) to carry out activities hereunder on behalf of the applicable Party in accordance with this Agreement (including, in all cases, Section 11.5). In no event shall any sublicense granted pursuant to Section 11.1 or Section 11.2 diminish, reduce or eliminate any of the obligations of the sublicensing Party under this Agreement. Any sublicense granted pursuant to Section 11.1 or Section 11.2 shall be subject to, and consistent with, the applicable terms and conditions of this Agreement and shall require each sublicensee to comply with all applicable terms and conditions of this Agreement (including, for clarity, Section 11.9).
11.4.2Further License Grants by Licensor to Co-Exclusive IP. Subject to the terms and conditions of this Agreement, with respect to any Co-Exclusive licenses granted by a Party to the other Party pursuant to Section 11.1 or Section 11.2, as applicable, the Party that is the license grantor Party shall have the same rights to grant, and same restrictions on granting, additional licenses under such Co-Exclusively licensed intellectual property (within the scope of the license grants to the licensee Party) as the licensee Party would have to grant sublicenses of such intellectual property in accordance with Section 11.4.1, mutatis mutandis (i.e., the license grantor Party may only grant such further licenses to the extent permitted under and in compliance with Section 11.4.1 as if such license grantor Party were the licensee granting a sublicense). For clarity, subject to the terms and conditions of this Agreement (including Article 9 and the other rights and licenses granted to the other Party hereunder), the grant of a Co-Exclusive license to the other Party as set forth herein shall not restrict the license grantor Party from exploiting such Co-Exclusively licensed intellectual property, including by granting licenses, outside the scope of the license grants to the licensee Party.
11.5Subcontracting.
11.5.1Each Party shall have the right to engage Third Party subcontractors to perform its rights and obligations hereunder with respect to the Licensed Antibodies and the Licensed Products hereunder (provided that such engagement is consistent with the Joint Development Plan, Joint Manufacturing Plan, Co-Commercialization Plan, and the Clinical Supply Agreement or Commercial Supply Agreement, as applicable); provided that (a) neither Party shall have the right to use a Third Party contract sales force to promote the Licensed Product in the Territory, unless (i) approved by the JCC or (ii) specifically set forth in the Co-Commercialization Plan, (b) neither Party shall have the right to use a Distributor to distribute or sell the Licensed Product unless (i) approved by the JCC or (ii) specifically set forth in the Co-Commercialization Plan, (c) neither Party shall have the right to use a Third Party contract manufacturer to Manufacture any Licensed Antibody or the Licensed Product unless (i) approved by the JMC or (ii) specifically set forth in the Joint Manufacturing Plan (except that BioNTech may continue to use [***] (the “Existing BioNTech CMOs”) for clinical supply pursuant to its existing contractual commitments prior to the Effective Date), and in all cases, the agreement with any such Third Party contract manufacturer must be approved by the JMC, and (d) neither Party shall have the right to use a Third Party contract research organization (or other Third Party contractor) to perform any material activities with respect to the Development of a Licensed Antibody or the Licensed Product unless (i) approved by the JDC or (ii) specifically set forth in the Joint Development Plan (including in the Initial Joint Development Plan in Schedule 3.1.5(D)) (except that a Party shall have the right to use a Third Party contract research organization (or other Third Party contractor) to perform any material activities with respect to the Development of a Licensed Antibody or Licensed Product under its Independent Development Plan without approval of such Third Party contract research organization (or other Third Party contractor) by the JDC provided that the agreement between such Party (or its Affiliate) and such Third Party contract research organization (or other Third Party contractor) for the performance of such activities complies with the terms and conditions set forth Schedule 11.5.1 (the “Permitted Third Party IDP CROs”)). In no event shall any subcontracting hereunder diminish, reduce or eliminate any of the obligations of the subcontracting Party hereunder, and any such subcontracting shall be subject and to and consistent with, the applicable terms and conditions of this Agreement and shall require each such subcontractor to comply with all applicable terms and conditions of this Agreement (including, for clarity, Section 11.9).
11.5.2No subcontracting shall relieve a Party of any obligation hereunder (except to the extent satisfactorily performed by such subcontractor) and any act or omission of any such subcontractor shall constitute the act or omission of such Party for all purposes hereunder.
11.6No Implied Licenses. Except as expressly provided herein, nothing in this Agreement grants either Party or vests in either Party any right, title or interest in or to the Know-How, Patents, Confidential Information, Trademarks or other intellectual property of the other Party (either expressly or by implication or estoppel), other than the licenses and rights expressly granted hereunder and the assignments expressly made hereunder. For clarity, (a) the licenses granted by BioNTech to BMS under Section 11.1 do not include any rights to develop, manufacture, commercialize or otherwise exploit any BioNTech Proprietary Collaboration Asset (other than the Development, Commercialization and Exploitation of the Licensed Antibodies and Licensed Products for use in Combination Therapies with such BioNTech Proprietary Collaboration Assets in accordance with this Agreement) and (b) the licenses granted by BMS to BioNTech under Section 11.2 do not include any rights to develop, manufacture, commercialize or otherwise exploit any BMS Proprietary Collaboration Asset (other than the Development, Commercialization and Exploitation of the Licensed Antibodies and Licensed Products for use in Combination Therapies with such BMS Proprietary Collaboration Assets in accordance with this Agreement).
11.7Confirmatory Patent License; Registration. Each Party shall, if requested to do so by the other Party promptly enter into confirmatory license agreements in such form as may be reasonably requested by the other Party for purposes of recording the licenses granted under this Agreement with such government agencies or courts in the Territory as required. Until the execution of any such confirmatory licenses, so far as may be legally possible, BioNTech and BMS shall have the same rights in respect of the Patents licensed to them under this Agreement, and shall be under the same obligations to each other in all respects as if such confirmatory licenses had been executed.
11.8Technology Transfer to Enable Collaboration. The Parties agree and acknowledge that BioNTech has been responsible for the Development of the Licensed Antibodies and the Licensed Product prior to the Effective Date. Without limiting the provisions of Section 7.3, in order to facilitate BMS’s involvement in the Development, Manufacturing, Commercialization and other Exploitation of the Licensed Antibodies and Licensed Product in accordance with this Agreement, the following shall apply:
11.8.1Promptly after the Amended Effective Date (and on an ongoing basis thereafter during the Term as reasonably requested by BMS), BioNTech shall, and shall cause its Affiliates to, disclose and make available to BMS (in such form and format as BMS may reasonably request), all (a) BioNTech Product Know-How and Regulatory Documentation related to any Licensed Antibody or Licensed Product (provided that with respect to disclosure of Regulatory Documentation first generated hereunder after the Amended Effective Date for an Independent Trial, subject to Section 4.2.5 with respect to such Regulatory Documentation), and (b) any other Information and materials (including plasmids, proteins, cell lines, assays and compounds) related to any Licensed Antibodies or Licensed Product in the possession or Control of BioNTech (or any of its Affiliates), in each case, to the extent not previously disclosed or made available, as applicable, to BMS, as reasonably necessary or useful for Development, Manufacture, Commercialization or other Exploitation of the Licensed Antibodies and Licensed Product hereunder. At the reasonable request of BMS, BioNTech (and its Affiliates) shall provide assistance to BMS (and its Affiliates) to facilitate BMS’s (and its Affiliates’) use of such BioNTech Product Know-How, Regulatory Documentation, Information and materials, and otherwise enable BMS (and its Affiliates) to Develop, Manufacture, Commercialize and otherwise Exploit the Licensed Antibodies and Licensed Products in accordance with this Agreement. All such BioNTech Product Know-How, Regulatory Documentation, Information and materials shall be provided by BioNTech to BMS in English. The reasonable Out-of-Pocket Costs incurred in connection with the disclosure and assistance provided under this Section 11.8.1 shall be included as Joint Development Costs and shared between the Parties in accordance with Section 3.4.
11.8.2During the Term, the Parties shall work together and cooperate in good faith to transition from BioNTech (and its Affiliates) to BMS (and its Affiliates) those Development, Manufacturing, Commercialization and other Exploitation activities with respect to the Licensed Antibodies and Licensed Products to be performed by BMS in accordance with this Agreement, and BioNTech (and its Affiliates) shall provide BMS (and its Affiliates) with assistance as reasonably requested by BMS in connection with any such transition, including providing BMS (and its Affiliates) with reasonable access by teleconference or in-person to BioNTech personnel (and personnel of its Affiliates) involved in the Development, Manufacture, Commercialization or other Exploitation of Licensed Antibody or Licensed Product, to assist and answer questions related thereto. The reasonable Out-of-Pocket Costs incurred in connection with the transition and assistance provided under this Section 11.8.2 shall be included as Joint Development Costs and shared between the Parties in accordance with Section 3.4.
11.9Ownership of Intellectual Property. The determination of whether Know-How and inventions are discovered, generated, created, conceived or otherwise made by a Party for the purpose of allocating proprietary rights (including Patent, copyright or other intellectual property rights) therein, shall, for purposes of this Agreement, be made in accordance with Applicable Law in the United States irrespective of where or when such conception, discovery, development or making occurs. Notwithstanding the foregoing, the following shall apply:
11.9.1Ownership of BioNTech Collaboration Know-How, BioNTech Collaboration Patents, BMS Collaboration Know-How and BMS Collaboration Patents. Subject to the license grants and other rights herein, as between the Parties, (a) all right, title and interest in and to BioNTech Collaboration Know-How and BioNTech Collaboration Patents shall be owned solely by BioNTech or any of its Affiliates, as applicable; and (b) all right, title and interest in and to BMS Collaboration Know-How and BMS Collaboration Patents shall be owned solely by BMS or any of its Affiliates, as applicable.
11.9.2Ownership of Joint Collaboration Copyrights, Joint Patents, and Joint Know-How. Subject to the license grants and other rights herein, as between the Parties, the Parties shall each own an equal, undivided interest in any and all Joint Collaboration Copyrights, Joint Know-How, and Joint Patents. Subject to the terms and conditions of this Agreement, including Article 9 and Article 16, and the licenses and rights of reference granted under Section 11.1 and Section 11.2, (a) each Party and its Affiliates shall have the right to practice and grant licenses under any Joint Collaboration Copyrights, Joint Know-How or Joint Patents, for any and all uses and purposes (provided, however, that, during the Term, neither Party (nor any of its Affiliates) shall be permitted to grant any licenses under any Joint Collaboration Copyrights, Joint Know-How or Joint Patents to any Third Party other than (i) the grant of a license to a Third Party to Develop, Manufacture, Commercialize or otherwise Exploit Licensed Antibodies or Licensed Products in accordance with this Agreement, (ii) the grant of a license to a Third Party to develop, manufacture, commercialize or otherwise exploit any of such Party’s Proprietary Assets, or (iii) in connection with the sale, transfer or other disposition of, or other grant of rights to, a Third Party with respect to any of such Party’s Proprietary Assets), (b) neither Party shall have any obligation to account to the other for profits or to obtain any approval of the other Party to license or Exploit any Joint Collaboration Copyrights, Joint Know-How or Joint Patents by reason of joint ownership thereof, and (c) each Party hereby waives any right it may have under the Applicable Law of any jurisdiction to require any such consent or accounting.
11.9.3Proprietary Combination Therapy Promotional Materials.
(a)Subject to the rights and licenses granted to BMS hereunder, as between the Parties, all right, title and interest in and to any Approved Proprietary Combination Therapy Promotional Material (or other content) created pursuant to this Agreement for a Proprietary Combination Therapy for which BioNTech is the Proprietary Party, and the Collaboration Copyrights in the content therein, in each case, shall be owned solely by BioNTech or any of its Affiliates, as applicable.
(b)Subject to the rights and licenses granted to BioNTech hereunder, as between the Parties, all right, title and interest in and to any Approved Proprietary Combination Therapy Promotional Material (or other content) created pursuant to this Agreement for a Proprietary Combination Therapy for which BMS is the Proprietary Party, and the Collaboration Copyrights in the content therein, in each case, shall be owned solely by BMS or any of its Affiliates, as applicable.
11.9.4Disclosure of Collaboration Know-How.
(a)BMS shall disclose to BioNTech in writing (and BMS shall cause its Affiliates, and its and their Sublicensees to disclose to BMS for disclosure by BMS to BioNTech) the discovery, generation, creation, conception or making of any BioNTech Collaboration Know-How.
(b)BioNTech shall disclose to BMS in writing (and BioNTech shall cause its Affiliates, and its and their Sublicensees to disclose to BioNTech for disclosure by BioNTech to BMS) the discovery, generation, creation, conception or making of any BMS Collaboration Know-How.
(c)Each Party shall disclose to the other Party in writing (and shall cause its Affiliates and its and their Sublicensees to disclose to such Party for disclosure by such Party to the other Party) the discovery, generation, creation, conception or making of any Joint Know-How.
11.9.5Assignment Obligation. Each Party shall, and shall cause its Affiliates and all Persons who perform Development activities, Manufacturing activities, Commercialization activities or other Exploitation activities for such Party (or its Affiliates) under this Agreement or who discover, generate, create, conceive or make any Know-How by or on behalf of such Party or its Affiliates or its or their Sublicensees in the performance of activities under this Agreement to, and hereby does, for no additional consideration (and the rights and obligations of the Parties as set forth in this Agreement is deemed sufficient consideration), assign all rights worldwide to the BioNTech Collaboration Know-How, BioNTech Collaboration Patents, BMS Collaboration Know-How, BMS Collaboration Patents, Joint Know-How, Joint Patents, and Collaboration Copyrights to the other Party to effectuate the ownership thereof as set forth in the foregoing provisions of Section 11.9.1, Section 11.9.2 and Section 11.9.3. Each Party shall reasonably assist the other in recording and perfecting such other Party’s rights in and to such Know-How and Patents and copyrights. In the event either Party is unable to cause any such Third Party to agree to such assignment obligation despite such Party using commercially reasonable efforts to negotiate such assignment obligation, such Party shall cause such Third Party to provide a license under its applicable rights (or right to obtain such a license) to as closely as possible replicate such assignment.
11.9.6Inventor Compensation. Each Party and its Affiliates will have in place an inventor reward and remuneration procedure that shall be legally sufficient under Applicable Law, if and to the extent such a policy is reasonably required for such Party or its Affiliates to preserve its or their rights to patentable inventions invented by its or their employees or other personnel in the performance of activities pursuant to this Agreement. Each Party and its Affiliates, as applicable, will pay all required inventor reward and remuneration to its or their employees, contractors, or other Persons who perform activities on its or their behalf pursuant to this Agreement, or who discover, generate, create, conceive or otherwise make any Know-How or other inventions in the performance of activities pursuant to this Agreement, and such payment shall not be shared by the other Party hereunder.
11.9.7BioNTech Next Generation Antibody Patents. As between the Parties, subject to any agreement entered by the Parties pursuant to Section 9.3, BioNTech shall remain the sole and exclusive owner of all BioNTech Next Generation Antibody Patents.
11.10Control of Intellectual Property. [***] BioNTech shall not, and shall cause its Affiliates not to, enter into or amend any agreement with a Third Party, or include in any such agreement or amendment any restrictive provisions, with an intent not to Control (or limit the Control of) any Know-How, Patent or other intellectual property right that would be subject to the license grants in Section 11.1 in the absence of such agreement, amendment or restrictive provisions. Further, when entering into any agreement or amendment with a Third Party after the Amended Effective Date relating to any Know-How, Patents or other intellectual property rights that, if Controlled by BioNTech or its Affiliates, would be subject to the license grants in Section 11.1, BioNTech shall use good faith efforts to obtain Control of such Know-How, Patents and other intellectual property rights.
11.11Filing, Prosecution and Maintenance of Patents.
11.11.1 BioNTech Product Patents and Joint Patents. The JIPWG shall determine (a) the preparation, filing, prosecution and maintenance of the BioNTech Product Patents and Joint Patents (such Patents, the “JIPWG Oversight Patents”), and (b) any actions with respect to any opposition, re-issuance, post-grant review, inter-partes review, reexamination request, nullity action, interference or other similar post-grant proceedings and any appeals with respect to any JIPWG Oversight Patents (each, a “Defense Proceeding”), and shall designate one of the Parties as the Lead Patent Party who shall be responsible, subject to the oversight and coordination with the JIPWG, for carrying out such preparation, filing, prosecution or maintenance, or Defense Proceedings, as applicable, as determined by the JIPWG; provided, however, that unless otherwise determined by the JIPWG, (i) BioNTech shall be designated as the Lead Patent Party with respect to the activities in the foregoing clauses (a) and (b) with respect to (A) the BioNTech Product Patents set forth on Schedule 1.16 as of the Amended Effective Date, (B) the BioNTech Product Patents based solely on BioNTech Product Know-How existing as of the Effective Date, (C) BioNTech Product Patents claiming priority to any Patent set forth in (A) or (B), and (D) Joint Patents that claim the use or method of using a BioNTech Proprietary Collaboration Asset in a BioNTech Proprietary Combination Therapy and (ii) BMS shall be designated as the Lead Patent Party with respect to the activities in the foregoing clauses (a) and (b) with respect to Joint Patents that claim the use or method of using a BMS Proprietary Collaboration Asset in a BMS Proprietary Combination Therapy. The Lead Patent Party shall keep the other Party (through the JIPWG) fully informed of all steps with regard to the preparation, filing, prosecution and maintenance of, and any Defense Proceedings with respect to, the JIPWG Oversight Patents, as applicable, including by providing such other Party (through the JIPWG) with a copy of all communications to and from any patent authority in the Territory regarding such JIPWG Oversight Patents, as applicable, and the other Party shall be copied on all correspondence with respect thereto. The Lead Patent Party shall provide the other Party (through the JIPWG) drafts of any filings or responses to be made to such patent authorities in the Territory in advance of submitting such filings or responses for the other Party’s review and comment, and the JIPWG shall approve all such filings and responses prior to the submission thereof. Each Party’s activities under this Section 11.11.1 shall be at its sole cost and expense except that each Party’s Out-of-Pocket Costs for such activities shall be Patent Costs.
11.11.2 BioNTech Next Generation Antibody Patents. As between the Parties, BioNTech shall have the sole right (in its discretion), but not the obligation, using counsel of its own choice, to prepare, file, prosecute and maintain the BioNTech Next Generation Antibody Patents worldwide and to be responsible for any opposition, re-issuance, post-grant review, inter-partes review, reexamination request, nullity action, interference or other similar post-grant proceedings and any appeals with respect to any BioNTech Next Generation Antibody Patent. During the Term, BioNTech shall keep BMS (through the JIPWG) reasonably informed of all material steps with regard to the preparation, filing, prosecution and maintenance of, and any opposition, re-issuance, post-grant review, inter-partes review, reexamination request, nullity action, interference or other similar post-grant proceedings and any appeals with respect to, the BioNTech Next Generation Antibody Patents, including by providing BMS (through the JIPWG) with a copy of all material communications to and from any patent authority in the Territory regarding such BioNTech Next Generation Antibody Patents. During the Term, BioNTech shall provide BMS (through the JIPWG) drafts of any material filings or material responses to be made to such patent authorities in the Territory in advance of submitting such filings or responses so as to allow for a reasonable opportunity for BMS to review and comment thereon, and BioNTech shall consider in good faith the timely requests and suggestions of BMS with respect to such drafts and with respect to strategies for filing and prosecuting the BioNTech Next Generation Antibody Patents in the Territory. BioNTech shall be solely responsible for the costs of such activities and such costs will not be included as Patent Costs or otherwise shared by BMS. Notwithstanding the foregoing provisions of this Section 11.11.2, following the end of the ROFN Term, the foregoing provisions of this Section 11.11.2 shall only apply to those BioNTech Next Generation Antibody Patents that claim or cover any Next Generation Antibody [***].
11.11.3 BMS Product Patents and BMS Collaboration Patents. As between the Parties, BMS shall have the sole right (in its discretion), but not the obligation, using counsel of its own choice, to prepare, file, prosecute and maintain the BMS Product Patents and BMS Collaboration Patents worldwide and to be responsible for any related Defense Proceedings. BMS shall be solely responsible for the costs of such activities under this Section 11.11.3.
11.11.4BioNTech Collaboration Patents. As between the Parties, BioNTech shall have the sole right (in its discretion), but not the obligation, using counsel of its own choice, to prepare, file, prosecute and maintain the BioNTech Collaboration Patents worldwide and to be responsible for any related Defense Proceedings. BioNTech shall be solely responsible for the costs of such activities under this Section 11.11.4.
11.11.5 Cooperation. The Parties agree to cooperate fully in the preparation, filing, prosecution and maintenance of, and any Defense Proceeding with respect to, the JIPWG Oversight Patents. Cooperation shall include the Parties (i) executing all papers and instruments, or requiring its employees or contractors to execute such papers and instruments, so as to enable the other Party to apply for and to prosecute and maintain, or undertake any Defense Proceeding with respect to, the JIPWG Oversight Patents, as applicable, in the Territory, to the extent provided for in this Agreement, and (ii) promptly informing the other Party of any matters coming to such Party’s attention that may affect the preparation, filing, prosecution or maintenance of, or any Defense Proceedings with respect to, any such JIPWG Oversight Patents, as applicable. Without limiting the foregoing, if either Party will be prosecuting any Patents Controlled by the other Party, the other Party shall promptly provide the prosecuting Party with the appropriate documents for such transfer of responsibility and control and reasonably cooperate with the prosecuting Party in order for the prosecuting Party to assume such prosecution. The Parties shall cooperate to file into separate Patents (a) claims for BioNTech Collaboration Know-How or BMS Collaboration Know-How, as applicable, and (b) claims for Joint Know-How.
11.11.6 Patent Term Extension and Supplementary Protection Certificate.
(a)The Parties shall discuss in good faith, through the JIPWG, strategies in order to avoid the loss of any rights that may otherwise be available to the Parties for the JIPWG Oversight Patents with respect to supplementary protection certificates or patent term extensions (including in the United States with respect to extensions pursuant to 35 U.S.C. §156 et. seq.) or any other Patent extensions in the Territory that are now or become available in the future, wherever applicable (any such right, a “Patent Term Extension”). The JIPWG shall determine which JIPWG Oversight Patent(s), if any, shall be a Patent for which the Parties desire to obtain a Patent Term Extension in respect of the Licensed Product, and, if the JIPWG determines to obtain a Patent Term Extension for a JIPWG Oversight Patent(s), the JIPWG shall designate one of the Parties as the Lead Patent Party who shall be responsible for applying for such Patent Term Extension with respect to such Patent, subject to the oversight and coordination with the JIPWG; provided, however, that unless otherwise determined by the JIPWG, (x) BioNTech shall be designated as the Lead Patent Party with respect to any such Patent Term Extensions with respect to the (i) BioNTech Product Patents set forth on Schedule 1.16 as of the Amended Effective Date, (ii) BioNTech Product Patents based solely on BioNTech Product Know-How existing as of the Effective Date, (iii) BioNTech Product Patents claiming priority to any Patent set forth in (i) or (ii), and (iv) Joint Patents that claim the use or method of using a BioNTech Proprietary Collaboration Asset in a BioNTech Proprietary Combination Therapy, and (y) BMS shall be designated as the Lead Patent Party with respect to any such Patent Term Extensions with respect to Joint Patents that claim the use or method of using a BMS Proprietary Collaboration Asset in a BMS Proprietary Combination Therapy.
(b)The Lead Patent Party shall keep the other Party (through the JIPWG) fully informed of all steps with regard thereto, including by providing such other Party (through the JIPWG) with a copy of all communications to and from any patent authority in the Territory regarding any Patent Term Extension with respect to any JIPWG Oversight Patents, as applicable, and the other Party shall be copied on all correspondence with respect thereto. The Lead Patent Party shall provide the other Party (through the JIPWG) drafts of any filings or responses to be made to such patent authorities in the Territory in advance of submitting such filings or responses for its review and comment, and the JIPWG shall approve all such filings and responses prior to the submissions thereof. The Parties shall reasonably cooperate, including ensuring such actions as are required under any Applicable Law, in connection with the foregoing.
(c)Notwithstanding the foregoing, (i) BioNTech (and its Affiliates) shall not seek (and shall not grant any rights to any Third Party to seek) any Patent Term Extension for any JIPWG Oversight Patent in connection with any product other than the Licensed Product unless mutually agreed to by the Parties (such agreement not to be unreasonably withheld, conditioned or delayed) and (ii) BMS (and its Affiliates) shall not seek (and shall not grant any rights to any Third Party to seek) any Patent Term Extensions for any Joint Patent in connection with any product other than the Licensed Product unless determined by the JIPWG.
(d)Each Party’s activities under Section 11.11.6(a) shall be at its sole cost and expense except that each Party’s Out-of-Pocket Costs for such activities shall be Patent Costs.

11.11.7 Common Ownership Under Joint Research Agreements. The Parties acknowledge and agree that this Agreement is a “joint research agreement” as defined in 35 U.S.C. §100(h).  Notwithstanding anything to the contrary in this Agreement, neither Party shall invoke this Agreement under 35 U.S.C. §102(c) to except any patent or patent application as prior art without the prior written consent of the other Party.  If such written consent is granted, the Parties shall coordinate their activities with respect to all submissions under 35 U.S.C. §102(c).
11.11.8 Patent Listings.
(a)The Parties shall discuss (through the JIPWG) strategies with respect to filings with Regulatory Authorities or other Governmental Authorities in the Territory with respect to the JIPWG Oversight Patents, including as required or allowed in the United States or other jurisdictions in the Territory (“Patent Listings”). The JIPWG shall determine which JIPWG Oversight Patents, as applicable, shall be used for any Patent Listings for the Licensed Product. No Party shall list any other Patents with respect to a Licensed Product unless determined by the JIPWG.
(b)The JIPWG must agree to list any Joint Patent in a Patent Listing with respect to any product other than the Licensed Product, and neither Party shall so list any Joint Patent for any such product without approval from the JIPWG, such approval not to be unreasonably withheld, conditioned or delayed.
(c)The JIPWG shall determine, subject to the requirements of Applicable Law, whether the Lead Regulatory Party or the holder of the applicable Patents, as applicable, shall make the necessary filings for the Patent Listings for the Licensed Product determined in accordance with this Section 11.11.8, and such Party shall make all such filings. At the filing Party’s reasonable request, the other Party shall provide reasonable assistance (including by taking such action as patent holder as is required under any Applicable Law) in connection with the foregoing, including (i) providing to the filing Party all necessary information, including a correct and complete list of the applicable JIPWG Oversight Patents claiming the Licensed Product, to enable the filing Party to make such filings with Regulatory Authorities in the Territory with respect to such Patents, and (ii) cooperating with the filing Party’s reasonable requests in connection therewith, including meeting any submission deadlines.
(d)Each Party’s activities under this Section 11.11.8 shall be at its sole cost and expense except that each Party’s Out-of-Pocket Costs for such activities shall be Patent Costs.
11.11.9 UPC Opt-Out and Opt-In. The JIPWG shall make decisions regarding any UPC Opt-Out or UPC Opt-In with respect to any JIPWG Oversight Patent. If the JIPWG determines to subject any JIPWG Oversight Patent to UPC Opt-Out or UPC Opt-In, each Party shall undertake, or shall cause to be undertaken, all actions as may be necessary or useful to obtain such UPC Opt-Out or UPC Opt-In, as applicable, and provide all necessary documents in connection therewith, including in each case: (a) lodging an application with the Registry of the Unified Patent Court in the manner specified by Rule 5 of the Rules of Procedure of the Unitary Patent Court requesting, in respect of the applicable JIPWG Oversight Patent, the UPC Opt-Out or UPC Opt-In, (b) paying the prescribed fee and making such submissions and (c) taking such other actions as may be necessary or useful to secure the UPC Opt-Out or UPC Opt-In, as applicable, of such JIPWG Oversight Patent, including making any declarations required by Rule 5(3)(e) of the Rules of Procedure of the Unitary Patent Court. Each Party’s activities under this Section 11.11.9 shall be at its sole cost and expense except that each Party’s Out-of-Pocket Costs for such activities shall be Patent Costs.

11.12Enforcement.
11.12.1Notice. Each Party shall promptly notify the other Party (through the JIPWG) of any alleged or threatened infringement by a Third Party of any JIPWG Oversight Patent in the Territory based on the development, manufacturing, commercialization, application to market or other exploitation of a competing product (including (a) any Competing Product, (b) any Biosimilar Product or (c) any other product (or component thereof) claimed or covered by a JIPWG Oversight Patent as a composition, formulation or method of use) or a product containing a Licensed Antibody or any Licensed Product, in each case, of which such Party (or any of its Affiliates) becomes aware (a “Competitive Infringement”). Without limiting the foregoing, if a Party receives notice or a copy of an application submitted to FDA for a Biosimilar Product (a “Biosimilar Application”) for which a Licensed Product is a “reference product,” as such term is used in the BPCI Act, whether or not such notice or copy is provided under any Applicable Law, or otherwise becomes aware that such a Biosimilar Application has been submitted to a Regulatory Authority for Regulatory Approval (such as in an instance described in Section 351(1)(9)(C) of the PHSA), such Party shall, within [***], notify and provide the other Party (through the JIPWG) copies of such communication to the extent permitted by Applicable Law.
11.12.2 Competitive Infringement Actions. Promptly following any notice contemplated by Section 11.12.1, the Parties (through the JIPWG) shall meet and discuss in good faith such Competitive Infringement with respect to any of the JIPWG Oversight Patents in the Territory and strategies to address such Competitive Infringement, including discussing the likelihood of any adverse effect on the exploitation of any of the Licensed Antibodies or Licensed Products or on the applicable JIPWG Oversight Patents. Within [***] after receipt of notice of any Competitive Infringement under Section 11.12.1, the JIPWG shall determine which, if any, actions to take, in order to address any such Competitive Infringement, including whether to bring any action to enforce any of the JIPWG Oversight Patents in the Territory, and neither Party shall take any actions, including any enforcement action, in connection therewith unless and until determined by the JIPWG. If the JIPWG agrees to take any action, including any enforcement action, with respect to such Competitive Infringement, then the JIPWG shall designate one of the Parties as the Lead Patent Party for such enforcement action, who, using counsel selected by the JIPWG, shall prosecute such Competitive Infringement as determined by the JIPWG, including interposing any defense or counterclaim in connection with any Third Party Infringement Claim in the Territory; provided, however, that unless otherwise determined by the JIPWG, (i) BioNTech shall be designated as the Lead Patent Party with respect to any such actions with respect to the (a) BioNTech Product Patents set forth on Schedule 1.16 as of the Amended Effective Date, (b) BioNTech Product Patents based solely on BioNTech Product Know-How existing as of the Effective Date, (c) BioNTech Product Patents claiming priority to any Patent set forth in (a) or (b), and (d) Joint Patents that claim the use or method of using a BioNTech Proprietary Collaboration Asset in a BioNTech Proprietary Combination Therapy, and (ii) BMS shall be designated as the Lead Patent Party with respect to the Joint Patents that claim the use or method of using a BMS Proprietary Collaboration Asset in a BMS Proprietary Combination Therapy. The non-Lead Patent Party shall have the right to join as a party to such claim, suit or proceeding and participate with its own counsel, and shall join as a party as otherwise necessary to maintain an action. [***]. The Parties may bring representatives of each Party having relevant expertise in patent litigation to the applicable meeting of the JIPWG on a streamlined basis.
11.12.3 Non-Competitive Infringement Actions of Joint Patents. With respect to any activities of a Third Party that may constitute an infringement of any Joint Patents that is not a Competitive Infringement, the JIPWG shall discuss and agree regarding any enforcement of such Joint Patents (including any sharing of costs or recoveries with respect thereto), and neither Party shall take any enforcement action in connection therewith unless and until agreed to by the JIPWG (including how any costs or recoveries with respect thereto will be shared, and any cooperation to be provided by the Parties in connection therewith (e.g., joining as a party to the action as may be necessary to bring such action)). The Parties may bring representatives of each Party having relevant expertise in patent litigation to the applicable meeting of the JIPWG on a streamlined basis.
11.12.4 Non-Competitive Infringement of BioNTech Product Patents. With respect to any activities of a Third Party that may constitute an infringement of any BioNTech Product Patents that is not a Competitive Infringement, BioNTech shall have the sole right, but not the obligation, [***] to initiate an enforcement action anywhere in the world against any Third Party with respect thereto; provided, however, that (a) BioNTech shall consider in good faith the interests of BMS with respect to any such enforcement of any BioNTech Product Patent and (b) as soon as reasonably practicable but in any event at least [***] prior to initiating any such action, BioNTech shall notify BMS thereof in writing of its decision to initiate an action (and shall provide BMS with such additional information with respect thereto as BMS may reasonably request); [***]. [***]
11.12.5BMS Product Patents and BMS Collaboration Patents. As between the Parties, BMS shall have the sole right, but not the obligation, [***] to prosecute any alleged or threatened infringement with respect to the BMS Product Patents or BMS Collaboration Patents, including as a defense or counterclaim in connection with any Third Party Infringement Claim, using counsel of its own choice, and BMS shall retain control of the prosecution of such suit. [***]
11.12.6BioNTech Collaboration Patents. As between the Parties, BioNTech shall have the sole right, but not the obligation, [***] to prosecute any alleged or threatened infringement with respect to the BioNTech Collaboration Patents, including as a defense or counterclaim in connection with any Third Party Infringement Claim, using counsel of its own choice, and BioNTech shall retain control of the prosecution of such suit. [***]
11.12.7 Cooperation; Settlement.
(a)The non-Lead Patent Party shall, and shall cause its Affiliates to, reasonably assist and cooperate with the Lead Patent Party in the prosecution of any Competitive Infringement pursuant to Section 11.12.2 as the Lead Patent Party may reasonably request from time to time, in connection with such prosecution, including furnishing a power of attorney solely for such purpose or joining in, or being named as a necessary party to, such action, providing access to relevant records, documents (including laboratory notebooks) and other evidence and making inventors and its other employees available at reasonable business hours. Without limiting the foregoing, with respect to any Competitive Infringement in the Territory involving a Biosimilar Application, the Parties shall reasonably cooperate: (i) to gain mutual access to the Biosimilar Application and related confidential information, including in accordance with Section 351(l)(1)(B)(iii) of the PHSA, if applicable; (ii) if permitted under Applicable Law, to assist one another in identifying and listing any Patents as required pursuant to Section 351(l)(1)(3)(A) or Section 351(l)(7) of the PHSA, in negotiating with the filer of the Biosimilar Application pursuant to Section 351(l)(4) of the PHSA, and in selecting patents for and conducting litigation pursuant to Section 351(l)(5) and Section 351(l)(6) of the PHSA, to the extent applicable; and (iii) to assist one another in seeking an injunction against any commercial marketing by the filer of a Biosimilar Application as permitted pursuant to Section 351(l)(8)(B) of the PHSA or in filing an action for infringement against the filer of such Biosimilar Application.
(b)Neither Party shall have the right to settle any Competitive Infringement litigation or other action under Section 11.12.2, without the approval of the JIPWG or the Parties.

(c)The Lead Patent Party shall (i) consult with the non-Lead Patent Party (through the JIPWG) as to the strategy for the prosecution of any Competitive Infringement litigation pursuant to Section 11.12.2, and (ii) keep the non-Lead Patent Party (through the JIPWG) fully informed of any and all steps taken and, subject to any applicable protective order under Applicable Law or instituted by an applicable court of competent jurisdiction, provide copies of all documents and other responses filed in connection with such litigation or other action and the non-Lead Patent Party shall be copied on all correspondence with respect thereto, in each case in advance of submitting such documents, filings or responses for non-Lead Patent Party’s review and comment, and no such documents, filings or responses shall be made without the approval of the JIPWG prior to the submission thereof.
(d)[***]
11.12.8 Recovery. Except as otherwise agreed by the Parties in connection with a cost sharing arrangement, any recovery realized as a result of prosecuting any Competitive Infringement pursuant to this Section 11.12.2 (whether by way of settlement or otherwise) [***].
11.13Invalidity or Unenforceability Defenses or Actions.
11.13.1 Notice. Each Party shall promptly notify the other Party (through the JIPWG) in writing of any alleged or threatened assertion of invalidity or unenforceability of any of the JIPWG Oversight Patents by a Third Party, including in a declaratory judgment action or similar action or claim filed by a Third Party or as a defense or as a counterclaim in any action under Section 11.12, in each case of which such Party becomes aware.
11.13.2 Defense Actions. Promptly following any notice contemplated by Section 11.13.1, the Parties (through the JIPWG) shall meet and discuss such assertion and strategies to address the same. The JIPWG shall make determinations regarding the defense of any JIPWG Oversight Patents in the Territory, and neither Party shall take any action in connection therewith unless and until agreed to by the JIPWG. If the JIPWG determines to take any action to defend the validity and enforceability of any JIPWG Oversight Patent in the Territory, the JIPWG shall designate one of the Parties as the Lead Patent Party for such action who, subject to the oversight and direction of the JIPWG, shall so defend and control the defense of the validity and enforceability of such JIPWG Oversight Patents, as applicable, as determined by the JIPWG (provided that if the assertion of invalidity or unenforceability of such Patents is brought as a defense or counterclaim in connection with a Competitive Infringement action initiated pursuant to Section 11.12, defense of such assertion shall be subject in all cases to the terms and conditions of Section 11.12); provided, however, that unless otherwise determined by the JIPWG, (i) BioNTech shall be designated as the Lead Patent Party with respect to any such defense actions with respect to the (a) BioNTech Product Patents set forth on Schedule 1.16 as of the Amended Effective Date, (b) BioNTech Product Patents based solely on BioNTech Product Know-How existing as of the Effective Date, (c) BioNTech Product Patents claiming priority to any Patent set forth in (a) or (b), and (d) Joint Patents that claim the use or method of using a BioNTech Proprietary Collaboration Asset in a BioNTech Proprietary Combination Therapy, and (ii) BMS shall be designated as the Lead Patent Party with respect to any such defense actions with respect to the Joint Patents that claim the use or method of using a BMS Proprietary Collaboration Asset in a BMS Proprietary Combination Therapy. Subject to Article 13, each Party’s activities under this Section 11.13.2 [***]. The Parties may bring representatives of each Party having relevant expertise in patent defense proceedings to the applicable meeting of the JIPWG on a streamlined basis.
11.13.3 Cooperation. The non-Lead Patent Party may participate in any claim, suit or proceeding regarding the validity and enforceability of the JIPWG Oversight Patents in the Territory (including by joining as a party to such claim, suit or proceeding where permitted by Applicable Law and engaging its own counsel), and shall, and shall cause its Affiliates to, reasonably assist and cooperate with the Lead Patent Party, as such Lead Patent Party may reasonably request from time to time in connection with a claim, suit or proceeding under this Section 11.13, including furnishing a power of attorney solely for such purpose or joining in, or being named as a necessary party to, such action, providing access to relevant records, documents (including laboratory notebooks) and other evidence and making inventors and its other employees available at reasonable business hours. In connection with any activities with respect to a defense, claim or counterclaim in the Territory relating to the JIPWG Oversight Patents pursuant to this Section 11.13 the Lead Patent Party shall (a) consult with the other Party (through the JIPWG) as to the strategy for such activities, and (b) keep the other Party (through the JIPWG) fully informed of any and all steps taken and provide copies of all documents and other responses filed in connection with such defense, claim or counterclaim and the other Party shall be copied on all correspondence with respect thereto, in each case in advance of submitting such filings for the other Party’s review and comment, and such documents and other responses shall not be submitted until approved by the JIPWG. Subject to Article 13, each Party’s activities under this Section 11.13.3 [***]. The Parties may bring representatives of each Party having relevant expertise in patent defense proceedings to the applicable meeting of the JIPWG on a streamlined basis.
11.13.4 BMS Product Patents and BMS Collaboration Patents. BMS shall have the sole right (in its discretion), but not the obligation, to defend and control the defense of the validity and enforceability of the BMS Product Patents and BMS Collaboration Patents worldwide[***].
11.13.5BioNTech Collaboration Patents. BioNTech shall have the sole right (in its discretion), but not the obligation, to defend and control the defense of the validity and enforceability of the BioNTech Collaboration Patents worldwide[***].
11.14Infringement Claims by Third Parties.
11.14.1 If the Exploitation of a Licensed Product in the Territory pursuant to this Agreement results in, or is reasonably expected to result in, any claim, suit or proceeding by a Third Party alleging infringement or misappropriation by either Party or any of its Affiliates or its or their Sublicensees, Distributors or other contractors of any Patents, Know-How, Trademarks or other intellectual property rights of a Third Party (a “Third Party Infringement Claim”), the Party first becoming aware of such alleged Third Party Infringement Claim shall promptly notify the other Party (through the JIPWG) thereof in writing. Promptly following any such notice, the Parties (through the JIPWG) shall meet to discuss such Third Party Infringement Claim and strategies relating to the same. The JIPWG shall make determinations regarding the defense of any such Third Party Infringement Claim, and neither Party shall take any action in connection therewith unless and until agreed to by the JIPWG. If the JIPWG agrees to take any action with respect to such Third Party Infringement Claim, the JIPWG shall designate one of the Parties as the Lead Patent Party who shall so defend and control the defense of any such Third Party Infringement Claim in the Territory, using counsel selected by the JIPWG; provided, however if only one of the Parties is a party to such Third Party Infringement Claim, then, if the JIPWG determines to defend such Third Party Infringement Claim, such Party shall have the first right to be the Lead Patent Party with respect to such Third Party Infringement Claim. The non-Lead Patent Party may participate in any such Third Party Infringement Claim (including by joining as a party to such Third Party Infringement Claim where permitted by Applicable Law and engaging its own counsel). The Parties may bring representatives of each Party having relevant expertise in patent litigation to the applicable meeting of the JIPWG on a streamlined basis.
11.14.2 Where a Party (as the Lead Patent Party) controls an action under this Section 11.14, the other Party shall, and shall cause its Affiliates to, reasonably assist and cooperate with the controlling Party, as such controlling Party may reasonably request from time to time, in connection with the activities set forth in Section 11.14.1, including furnishing a power of attorney solely for such purpose or joining in, or being named as a necessary party to, such action, providing access to relevant records, documents (including laboratory notebooks) and other evidence and making inventors and its other employees available at reasonable business hours. In connection with any such action pursuant to this Section 11.14, the Lead Patent Party shall (a) consult with the other Party (through the JIPWG) as to the strategy for such activities, and (b) keep the other Party (through the JIPWG) fully informed of any and all steps taken and provide copies of all documents and other responses filed in connection with such action and the other Party shall be copied on all correspondence with respect thereto, in each case in advance of submitting such filings for the other Party’s review and comment, and such documents and other responses shall not be submitted until approved by the JIPWG. Neither Party shall have the right to settle any such Third Party Infringement Claim, without the approval of the JIPWG. Each Party shall keep the other Party informed of all developments in connection with any such claim, suit or proceeding. The Parties may bring representatives of each Party having relevant expertise in patent litigation to the applicable meeting of the JIPWG on a streamlined basis.
11.14.3 [***].
11.15In-License of Third Party Rights.
11.15.1 During the Term, without the approval of the JSC, neither Party nor any of its Affiliates may enter into any Third Party In-License Agreement with respect to any intellectual property rights that will be used for the Development, Commercialization, Manufacture or other Exploitation of the Licensed Antibodies or the Licensed Product hereunder; provided that, for clarity, the foregoing shall not apply to a Party with respect to (x) intellectual property related to any of its Proprietary Assets for use in a Proprietary Combination Therapy to the extent that all costs and expenses under any such license agreement are borne by such Party or (y) agreements with Third Party subcontractors for a freedom to operate license (which is sublicensable to the other Party hereunder) with respect to Third Party Subcontractor Background IP and Third Party Subcontractor Arising IP (each as defined in Schedule 11.5.1) and where no amounts are payable to such Third Party subcontractor in connection with the grant or exercise of such license and the terms of such agreement comply with the terms of this Agreement, including Section 11.5.1. If either Party determines that (a) any Know-How of a Third Party in any country in the Territory is necessary or reasonably useful for the Development, Manufacture, Commercialization or other Exploitation of a Licensed Antibody or Licensed Product under this Agreement or (b) any Patent of a Third Party that claims or covers a Licensed Antibody or Licensed Product or the Development, Manufacture, Commercialization or other Exploitation of a Licensed Antibody or Licensed Product (such Know-How or Patent, a “Third Party IP”), then the JSC shall determine whether to enter into a license agreement or other similar agreement with such Third Party with respect thereto, including the Party that will take the lead on obtaining such license agreement or similar agreement. The Party taking the lead on obtaining such license agreement or similar agreement with respect to any Third Party IP shall keep the other Party reasonably informed and involved in any related action or negotiation, including providing such other Party with updates of negotiations and iterative copies of drafts of such agreement as negotiated and reasonably prior to execution, and shall consider in good faith comments on such drafts by such other Party; provided that neither Party shall enter into such agreement unless such agreement is approved by the JSC. Upon such approval by the JSC, (i) such license agreement or other similar agreement shall be a “Third Party In-License Agreement” hereunder and (ii) the applicable payments pursuant to such Third Party In-License Agreement made thereafter shall be included hereunder as “Third Party Payments” (to the extent such payments otherwise fall within the definition of “Third Party Payments”). For the avoidance of doubt, any license or other similar agreement between a Party (or its Affiliate) and a Third Party pursuant to which such Party (or its Affiliates) obtains a license or similar right in any Know-How or Patent that was entered into in violation of the provisions of this Section 11.15.1 shall not be a “Third Party In-License Agreement” for purposes of this Agreement, unless the JSC approves in writing the inclusion of such license or other similar agreement as a “Third Party In-License Agreement”, in such other Party’s discretion.
11.15.2 If the JSC determines that a Party shall enter into a license agreement pursuant to Section 11.15.1 and such license agreement becomes a “Third Party In-License Agreement” pursuant to Section 11.15.1, then during the Term, with respect to such Third Party In-License Agreement, (a) the Party that entered into such Third Party In-License Agreement (and its Affiliates, as applicable) shall not breach, or commit any acts or permit the occurrence of any omissions (i) that would reasonably be expected to cause the breach or result in the termination of such Third Party In-License Agreement, or (ii) that may otherwise adversely impact the other Party’s interest under any such Third Party In-License Agreement with respect to the Licensed Antibody or Licensed Product, (b) the Party that entered into such Third Party In-License Agreement shall (and shall cause its Affiliates to, as applicable) satisfy all of its obligations under such Third Party In-License Agreement and shall, and shall cause its Affiliates to, as applicable, maintain such Third Party In-License Agreement in full force and effect, (c) the Party that entered into such Third Party In-License Agreement shall not, and shall cause its Affiliates not to, amend, modify, terminate, assign or transfer such Third Party In-License Agreement in a way that may adversely impact the other Party’s interest under any such Third Party In-License Agreement with respect to the Licensed Antibody or Licensed Product, unless such Party obtains the other Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) and (d) the Party that entered into such Third Party In-License Agreement will provide the other Party with prompt written notice of any claim of a breach of which it is aware under such Third Party In-License Agreement or notice of termination of such Third Party In-License Agreement.
11.15.3 Notwithstanding anything to the contrary contained in this Section 11.15, this Section 11.15 will not restrict either Party from entering into license or other agreements with respect to its other products, and such Party shall not be required to discuss such license agreement with such other Party (even if such license or other agreement includes (a) Know-How of a Third Party that is necessary or reasonably useful for the Development, Manufacture, Commercialization or other Exploitation of a Licensed Antibody or Licensed Product under this Agreement or (b) Patents of a Third Party that claim or cover a Licensed Antibody or Licensed Product or the Development, Manufacture, Commercialization or other Exploitation of a Licensed Antibody or Licensed Product); provided that such license or other agreement will not be a “Third Party In-License Agreement” hereunder (and the payments thereunder will not be “Third Party Payments”) except in accordance with Section 11.15.1 or Section 11.15.4.
11.15.4 [***]
11.16Trademarks.
11.16.1 Determination of Collaboration Trademarks.
(a)Unless otherwise agreed to by the Parties, BioNTech shall be the “Lead Trademark Party” and shall be responsible, subject to the oversight of and in coordination with the JCC, and with input from the JIPWG, for identifying potential Trademarks (and the International Nonproprietary Names or other generic names or identifiers) to be used to identify the Licensed Product and, in connection therewith, the Lead Trademark Party shall create a list of potential candidate Trademarks (and the International Nonproprietary Names or other generic names or identifiers, as applicable). From the list of such potential Trademarks (or the International Nonproprietary Names or other generic names or identifiers, as applicable), the Lead Trademark Party shall be responsible for both the legal assessment and testing (including market research and regulatory risk assessment) of the potential Trademarks, International Nonproprietary Name (or other generic name or identifier) candidates, and shall keep the other Party reasonably informed at each step in the process (including through addressing any issues with the JIPWG and the JCC), and shall present the lead Trademark or International Nonproprietary Name (or other generic name or identifier, as applicable) candidates before the JCC along with the recommendations of the JIPWG with respect to such lead candidates. From the above-referenced list and based on the outcome of the Trademark legal assessment and Trademark testing by the Lead Trademark Party and input from the JIPWG, the JCC shall consider and select the actual Trademarks, International Nonproprietary Names (or other generic names or identifiers, as applicable) (and any backups) to be used to identify the Licensed Product in each country in the Territory (the “Collaboration Trademarks”). Once the JCC selects the Collaboration Trademarks, the JCC shall develop, with input from the JIPWG, a regulatory submission strategy and plan for the preferred Collaboration Trademarks and the Lead Regulatory Party(ies) shall implement the agreed strategy and plan and periodically update the JIPWG and JCC of developments. The Lead Trademark Party in the applicable country shall thereafter be responsible for the filing, registration and maintenance of the Collaboration Trademarks in trademark offices in the applicable countries in the Territory, and all Out-of-Pocket Costs associated therewith (or associated with its other activities under this Section 11.16.1) actually and reasonably incurred by the Lead Trademark Party or its Affiliates shall be deemed to be “Trademark Costs”. The Lead Trademark Party in the applicable country shall coordinate with and keep the other Party reasonably informed of the status of the Trademark applications and registrations for Collaboration Trademarks in such country in the Territory, including by providing regular updates on the status of the Trademark applications and registrations for the Collaboration Trademarks (at a frequency to be determined by the JIPWG and otherwise upon reasonable request), and by providing advanced notice to the other Party with sufficient time to respond if a refusal or other issue may make it necessary or advisable to no longer prosecute or otherwise maintain an application or registration for a Collaboration Trademark. Unless previously approved pursuant to Section 5.11.1, any uses of the Collaboration Trademarks in connection with proposed major promotional activities shall be reviewed by the JCC prior to first public display, launch or distribution thereof with sufficient time to provide input as appropriate. Each Party shall ensure that its use of the Collaboration Trademarks complies with all Applicable Laws (including Applicable Law particularly applying to the proper use and designation of Trademarks in the applicable countries or regions in the Territory) and complies with all applicable quality standards and branding guidelines established by the JCC with input from the JIPWG for the applicable Collaboration Trademark in the applicable country.
(b)The Lead Trademark Party (or its Affiliate) shall own all applicable Collaboration Trademarks, including all Trademark registrations and applications therefor, including all goodwill associated therewith, and should the other Party (or its Affiliate) acquire any ownership rights or goodwill in any Collaboration Trademark, such other Party shall (and shall procure that its Affiliates will), and hereby does, assign any such rights to the Lead Trademark Party (or its applicable Affiliate), to the extent legally permissible, and, to the extent not legally permissible, waive such rights. Neither Party shall use the Collaboration Trademarks except in connection with the Exploitation of the Licensed Products hereunder (or as otherwise set forth in Section 11.1.4). Neither Party nor its respective Affiliates shall register or use any Trademark, domain name, URL or social media identifier which consists of or incorporates, in whole or in part, or is confusingly similar to, the Collaboration Trademarks for any products, services or uses, other than for the Licensed Product hereunder.
(c)To the extent permitted by respective country regulations, the logo and corporate name of BioNTech will be identified first in any Approved Promotional Materials for Licensed Products, as well as in any labels and packaging for the Licensed Product, and any joint press release or joint investor relations materials related to the Licensed Product, as well as on any websites specific for the Licensed Product.

11.16.2 Enforcement and Defense.
(a)Each Party shall promptly inform the other Party (through the JIPWG) of any actual, alleged or threatened infringement of, conflict with, or challenge to, the Collaboration Trademarks of which such Party has notice, including attempted registration of trademarks that such Party believes are confusingly similar to the Collaboration Trademarks. The JIPWG shall thereafter determine a course of action, including appointing one of the Parties as the “Lead Trademark Party” for such action and determining whether the Lead Trademark Party will commence an administrative or civil legal action; provided that neither Party shall initiate or prosecute any administrative or civil legal action in connection therewith unless and until determined by the JIPWG. If the JIPWG determines to take any action with respect to any such actual, alleged or threatened infringement of, conflict with, or challenge to, the Collaboration Trademarks, unless otherwise agreed to by the JIPWG, the JIPWG shall designate BioNTech as the “Lead Trademark Party” for such action or defense, who, using counsel approved by the JIPWG, shall commence and prosecute such action or defense as so determined by the JIPWG. The non-Lead Trademark Party shall have the right to join as a party to such action or defense and participate with its own counsel. The Lead Trademark Party shall (a) consult with the other Party (through the JIPWG) as to the strategy for such activities, and (b) keep the other Party (through the JIPWG) fully informed of any and all steps taken and provide copies of all documents and other responses filed in connection with such action and the other Party shall be copied on all correspondence with respect thereto, in each case in advance of submitting such filings for the other Party’s review and comment, and such documents and other responses shall not be submitted until approved by the JIPWG. [***] Unless otherwise agreed to by the JIPWG, BioNTech (as the Lead Trademark Party) shall take the lead on monitoring for infringing uses by Third Parties, including via trademark watch services and online brand protection efforts.
(b)Any recovery obtained by either or both BioNTech or BMS in connection with or as a result of any action contemplated by this Section 11.16.2 with respect to any Collaboration Trademarks, whether by settlement or otherwise, shall be [***]. In connection with any action (or defense) contemplated by this Section 11.16.2, the Parties shall reasonably cooperate with each other and will provide each other with such information, documents, powers, instruments, testimony or other assistance as the other Party may reasonably request in connection with the prosecution or defense of any such action or proceeding. Each Party shall keep the other Party informed of developments in any such action or proceeding, including, to the extent permissible by Applicable Law, consultation on any settlement. Neither Party shall settle any such action or proceeding without the approval of the JIPWG.
11.16.3 Use of Trademarks of the Other Party. Except as may be expressly agreed to by the Parties in writing, or except to the extent required to comply with Applicable Law, neither Party shall, without the other Party’s prior written consent, use any Trademarks of the other Party (including the other Party’s Corporate Marks, BioNTech Proprietary Asset Marks or BMS Proprietary Asset Marks), or any Trademark that is confusingly similar to, any of the other Party’s Corporate Marks, BioNTech Proprietary Asset Marks or BMS Proprietary Asset Marks; provided that the Parties may use the Corporate Marks, BioNTech Proprietary Asset Marks or BMS Proprietary Asset Marks of the other Party in connection with the Commercialization of the Licensed Product and any Proprietary Combination Therapy, in each case solely pursuant to, and in accordance with this Agreement (and the applicable Co-Promotion Agreement, if applicable). Moreover, (a) BMS (and its Affiliates) shall not register or use (except as expressly permitted herein) any domain name, URL or social media identifier that incorporates, in whole or in part, any BioNTech Corporate Marks or BioNTech Proprietary Asset Marks and (b) BioNTech (and its Affiliates) shall not register or use (except as expressly permitted herein) any domain name, URL or social media identifier that incorporates, in whole or in part, any BMS Corporate Marks or BMS Proprietary Asset Marks. For clarity, no BioNTech Corporate Marks or BMS Corporate Marks or

BioNTech Proprietary Asset Marks or BMS Proprietary Asset Marks, nor any variants, derivatives, translations or transliterations thereof, shall be deemed a Collaboration Trademark.
11.16.4 Domain Names. The Parties shall also collaborate on the selection and registration of domain names incorporating the Collaboration Trademarks. Unless otherwise determined by the JCC, BioNTech will own, register, maintain and manage such domain names and will own all right, title and interest in and to such domain names and similar electronic media references. BioNTech shall ensure that all such domain names are timely registered and renewed as necessary to support websites in the Territory related to the Collaboration Trademarks, or for defensive purposes, regardless of which Party operates such websites. Each Party’s activities under this Section 11.16.4 shall be at its sole cost and expense except that each Party’s Out-of-Pocket Costs with respect to any such actions or defense actually and reasonably incurred by a Party or its Affiliates shall be deemed to be “Trademark Costs”.
11.17Patent Challenge.
11.17.1[***]
11.17.2[***]
Article 12
REPRESENTATIONS, WARRANTIES AND COVENANTS
12.1Mutual Representations and Warranties. Each Party hereby represents and warrants to the other Party, as of the Effective Date and as of the Amended Effective Date, that:
12.1.1it is a duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, and has all requisite power and authority, corporate or otherwise, to execute, deliver and perform this Agreement;
12.1.2the execution and delivery of this Agreement and the performance by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action;
12.1.3this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid and binding obligation of such Party enforceable against it in accordance with its terms and conditions, subject to the effects of bankruptcy, insolvency or other Applicable Law of general application affecting the enforcement of creditor rights, judicial principles affecting the availability of specific performance and general principles of equity (whether enforceability is considered a proceeding at law or equity);
12.1.4the execution, delivery, and performance of this Agreement by it does not (a) conflict with any agreement, instrument, or understanding, oral or written, to which it (or any of its Affiliates) is a party and by which it (or any of its Affiliates) may be bound; or (b) violate any Applicable Law;
12.1.5the inclusion of the clinical trials set forth on Schedule 2.3(b) (to the Original Agreement) and Schedule 3.1.3 (of the Original Agreement) (each as of the Effective Date) does not conflict with any agreement, instrument, or understanding, oral or written, to which it (or any of its Affiliates) is a party and by which it (or any of its Affiliates) may be bound;
12.1.6it has obtained all necessary authorizations, consents and approvals of any Governmental Authority and any other Person that is required to be obtained by it for, or in connection with, the transactions contemplated by this Agreement, or for the performance by it of its obligations under this Agreement (including the grant of the rights (including exclusivity covenants) and licenses to the other Party under this Agreement), except Regulatory Approvals as may be required to develop, manufacture and commercialize Licensed Antibody and Licensed Product;
12.1.7there is no action or proceeding pending or, to the Knowledge of such Party, threatened against such Party (or any of its Affiliates) that could reasonably be expected to impair or delay the ability of such Party to perform its obligations under this Agreement; and
12.1.8neither it, nor any of its Affiliates, has been debarred by any Regulatory Authority, including under Section 306 of the FD&C Act (or similar Applicable Law outside of the U.S.), is under investigation for debarment action by any Regulatory Authority, has been excluded, debarred, suspended, or otherwise declared ineligible to participate in federal health care programs or in federal procurement or non-procurement programs, has been disqualified as an investigator pursuant to Section 306 of the FD&C Act (or similar Applicable Law outside of the U.S.), has been convicted of a criminal offense that falls within the scope of 42 U.S.C. § 1320a-7(a), but has not yet been excluded, debarred, suspended, or otherwise declared ineligible, has a disqualification hearing pending, or is currently employing or using any Person that has been so debarred or disqualified by any Regulatory Authority. In addition, solely with respect to BioNTech, neither BioNTech nor any of its Affiliates have used, in any capacity, in connection with its Development or Manufacture of the Licensed Antibodies or Licensed Products, any Person who has been debarred pursuant to Section 306 of the FD&C Act (or similar Applicable Law outside of the U.S.), or who is the subject of a conviction described in such section.
12.2Additional BioNTech Representations and Warranties. BioNTech hereby represents and warrants to BMS, as of the Effective Date and as of the Amended Effective Date, that, except as set out in Schedule 12.2 with respect to the particular representation or warranty identified in Schedule 12.2 against which such disclosure is made:
12.2.1BioNTech and BioNTech US Inc are parties to that certain intragroup license agreement between BioNTech and BioNTech SE, effective as of the Effective Date (the “Intragroup Agreement”). The Intragroup Agreement has been validly executed between BioNTech and BioNTech US, Inc. and is in full force and effect, and no party is in breach thereof, and all Patents and Know-How owned or controlled (through license or otherwise) by any Affiliate of BioNTech and that is included within the BioNTech Product Licensed Technology has been (and will be) exclusively licensed in the Field in the Territory to BioNTech pursuant to the Intragroup Agreement. Each of the parties to the Intragroup Agreement consents to the grant of the rights and licenses (including sublicenses) to BMS hereunder, and BioNTech represents and warrants that it has obtained all such consents from each of the parties to the Intragroup Agreement. BioNTech has provided BMS a true, complete and correct copy of the Intragroup Agreement (including all amendments, restatements, side letters, and other modifications thereto).
12.2.2Schedule 1.16 sets forth a complete and accurate list of all BioNTech Product Patents existing as of the Effective Date or as of the Amended Effective Date, as applicable (the “Existing BioNTech Product Patents”), including all application numbers and filing dates, registration numbers and dates, jurisdictions and owners.
12.2.3BioNTech (or its Affiliate) is (a) the sole and exclusive owner of the entire right, title and interest in the Existing BioNTech Product Patents set forth on Schedule 1.16, Part A, and (b) the sole and exclusive licensee of the Existing BioNTech Product Patents set forth on Schedule 1.16, Part B, in each case ((a) and (b)), free of any encumbrance, charges or lien (or claims of ownership by any Third Party with respect to clause (a)).
12.2.4BioNTech and each of its Affiliates, as applicable, has the full right, power and authority to perform its obligations under this Agreement, including to grant the rights and licenses granted (or purported to be granted) to BMS under this Agreement. Neither BioNTech nor any of its Affiliates has entered into any agreement, whether written or oral, with respect to, or otherwise assigned, transferred, licensed, or conveyed or otherwise encumbered its rights, title, and interests in or to any BioNTech Product Know-How or BioNTech Product Patent, in each case, in a manner that conflicts with, is inconsistent with, or would otherwise prohibit or limit in any way any of the rights (including exclusivity covenants) or licenses granted (or purported to be granted) to BMS under this Agreement. Without limiting the foregoing, BioNTech and its Affiliates have obtained from all individuals who were involved in the development, creation, generation, conception or reduction to practice of any BioNTech Product Patent or BioNTech Product Know-How effective assignments that vest in BioNTech or its applicable Affiliate all ownership rights of such individuals in such BioNTech Product Patent or BioNTech Product Know-How, either pursuant to written agreement or by operation of law. BioNTech (and its Affiliates) have sufficient rights to the asset known as [***] to grant BMS the rights as set forth in Section 9.3, and BioNTech (and its Affiliates) is not a party to or otherwise bound by any agreements with any Third Party that conflict with, are inconsistent with, or otherwise prohibit or limit in any way, the rights granted (or purported to be granted) under Section 9.3.
12.2.5Neither BioNTech nor its Affiliates have entered into any agreement under which BioNTech or its Affiliates (a) has obtained a license or sublicense of rights from a Third Party to any BioNTech Product Licensed Technology, except for the licenses pursuant to the Existing BioNTech In-License Agreements, or (b) has granted a license, sublicense, option or right to a Third Party (i) to Develop, Manufacture, Commercialize or otherwise Exploit any Licensed Antibody or Licensed Product other than any (A) clinical trial agreement, investigator agreement or any other similar agreement with respect to a Clinical Trial in respect of which BioNTech or any of its Affiliates grants the Clinical Trial site or investigator a limited license solely to conduct such Clinical Trial and for no other purpose and pursuant to which BioNTech or its Affiliates owns all intellectual property generated thereunder other than generally applicable improvements to the background technology of such clinical trial site, (B) confidentiality agreement or non-disclosure agreement, (C) material transfer agreement pursuant to which BioNTech or its Affiliates owns all intellectual property generated thereunder other than generally applicable improvements to the background technology of the counterparty to such material transfer agreement, and (D) vendor or services agreement that relates to the Development of any Licensed Antibody or Licensed Product in which BioNTech or any of its Affiliates grants the vendor or service provider a limited license solely to conduct the applicable services and for no other purpose and pursuant to which BioNTech or its Affiliates owns all intellectual property generated thereunder other than generally applicable improvements to the background technology of such vendor or service provider ((A), (B), (C), and (D) collectively “Excluded Contracts”) and in each case such Excluded Contract is entered into in the ordinary course, or any Existing BioNTech Agreement, or (ii) that would conflict with, be inconsistent with, or prohibit or limit in any way any of the rights (including exclusivity covenants) or licenses granted (or purported to be granted) to BMS under this Agreement.
12.2.6Neither BioNTech nor its Affiliates have assigned, transferred, conveyed, encumbered (including through a lien, charge, security interest, mortgage or similar encumbrance), granted other rights, or disposed of, any BioNTech Product Licensed Technology (or any intellectual property that would otherwise be included in the BioNTech Product Licensed Technology), including any rights to any Licensed Antibody or Licensed Products, except to the extent such assignment, transfer, conveyance, encumbrance, grant or disposition would not conflict with, be inconsistent with, or prohibit or limit in any respect, any of the rights or licenses granted to BMS under this Agreement.
12.2.7Except with respect to those Existing BioNTech Product Patents indicated on Schedule 1.16 as having been withdrawn, each Existing BioNTech Product Patent, (a) that has been granted is in full force and effect, in whole or in part, and, to BioNTech’s Knowledge, is valid and enforceable, in whole or in part; (b) has been filed and maintained properly and correctly and (i) all applicable fees have been paid on or before the due date for payment or any extension thereof and (ii) all necessary documents and certificates with the relevant agencies for the purpose of maintaining such Existing BioNTech Product Patent have been filed with the respective patent offices in the Territory, (c) any pending applications included in any such Existing BioNTech Product Patent are being diligently prosecuted in the respective patent offices at which they have been filed on or before the Effective Date or the Amended Effective Date, as applicable, and neither BioNTech nor any of its Affiliates has committed any act, or omitted to commit any act, that may cause any such Existing BioNTech Product Patent to not grant, as applicable, (d) has been prosecuted and maintained in compliance with all Applicable Laws, including any disclosure requirements and any Applicable Laws involving inventor remuneration, and (e) all inventor assignments with respect to inventions claimed in such Existing BioNTech Product Patent have been properly executed as necessary at each respective patent office in the Territory in accordance with Applicable Law. Neither BioNTech nor its Affiliates have granted any Third Party any rights to prosecute, enforce, defend or undertake any patent term extensions, with respect to the BioNTech Product Patents in the Territory.
12.2.8There are no (a) pending inter partes reviews, post-grant reviews, interferences, re-examinations, oppositions, derivation proceedings, nullity actions, or other proceedings involving the Existing BioNTech Product Patents and (b) claims or challenges (including any inventorship challenges) involving the Existing BioNTech Product Patents, in either case ((a) or (b)) that are pending or, to BioNTech’s Knowledge, threatened before any patent office (or other governmental authority performing similar functions).
12.2.9No claim, judgment, administrative proceeding, investigation, arbitration, litigation or settlement against or owed by BioNTech (or any of its Affiliates) is pending or, to BioNTech’s Knowledge, threatened, relating to any BioNTech Product Licensed Technology, Licensed Antibody or Licensed Product, including any such claim, judgment, administrative proceeding, investigation, arbitration, litigation or settlement brought or asserted by any Person (a) alleging that the Existing BioNTech Product Patents are invalid or unenforceable or that the Exploitation of a Licensed Antibody or Licensed Product infringes any Patent or misappropriates any Know-How (including any trade secret) of any Third Party; or (b) otherwise challenging BioNTech’s right to use any BioNTech Product Licensed Technology. To BioNTech’s Knowledge, the Development, Manufacture, Commercialization or other Exploitation of any Licensed Antibody or Licensed Product, or the practice or use of any BioNTech Product Licensed Technology, in each case, does not and will not infringe any Patents of any Third Party or misappropriate any Know-How of any Third Party. BioNTech has not (i) to BioNTech’s Knowledge, infringed any Patents of any Third Party; or (ii) misappropriated any Know-How of any Third Party, in each case ((i) and (ii)), in connection with its Development or Manufacture of any Licensed Antibody or Licensed Product.
12.2.10 To BioNTech’s Knowledge, no Person (a) has infringed, is infringing or, is threatening to infringe any Existing BioNTech Product Patent or (b) has misappropriated, is misappropriating or has threatened to misappropriate any BioNTech Product Know-How. To BioNTech’s Knowledge, there have been no unauthorized use or exploitation of any Licensed Antibody or Licensed Product.
12.2.11 Except for (a) any payments under the Existing BioNTech Agreements (which payments are set forth on Schedule 12.2.11), or (b) [***] where the non-payment of which would not have an adverse effect on the rights or licenses granted to BMS under this Agreement (and, for clarity, BioNTech or its Affiliates shall be solely responsible for such payments, and such payments shall not be shared with BMS hereunder), neither BioNTech nor its Affiliates are subject to any payment obligations to Third Parties as a result of the execution or performance of this Agreement, or will be subject to any payment obligations to any Third Party as a result of the execution or performance of the activities contemplated to be performed under this Agreement, including the Development, Manufacture, Commercialization or other Exploitation of any Licensed Antibody or Licensed Product contemplated hereunder.
12.2.12 Schedule 12.2.12 sets forth a complete and correct list of all agreements, whether written or oral, entered into by BioNTech or any of its Affiliates that either relate to the Development, Manufacture, Commercialization or other Exploitation of any Licensed Antibody or Licensed Product (but excluding Excluded Contracts) or pursuant to which BioNTech or any of its Affiliates received any licenses to any Patents or Know-How included within the BioNTech Product Patents or BioNTech Product Know-How (collectively, the “Existing BioNTech Agreements”).
(a)BioNTech has provided BMS true, complete and correct copies of all such Existing BioNTech Agreements (including all amendments, restatements, side letters, and other modifications thereto) as of the Effective Date and as of the Amended Effective Date.
(b)With respect to each Existing BioNTech Agreement, as of the Effective Date and the Amended Effective Date (i) it is in full force and effect, (ii) BioNTech (or its Affiliate, as applicable) is not in breach thereof (and to BioNTech’s Knowledge, no counterparty thereto is in breach thereof), (iii) BioNTech (or its Affiliate, as applicable) has not received any notice from the counterparty to such Existing BioNTech Agreement of BioNTech’s (or its Affiliate’s, as applicable) breach or notice of threatened breach by BioNTech (or its Affiliate, as applicable) thereof, and (iv) neither BioNTech nor any of its Affiliates has received any notice from the counterparty thereto of any intent to terminate such agreement, and no event, act or omission has occurred which could reasonably give rise to the right of the counterparty thereto to terminate such agreement or any licenses thereunder. Except as set forth in Schedule 12.2.12(b), BioNTech has sufficient rights under each of the Existing BioNTech Agreements to grant the rights, and provide all Know-How, including data, results and materials (including to provide the cell lines), to be provided or granted (or that are purported to be provided or granted) to BMS hereunder.
12.2.13 The Licensed Antibodies and Licensed Products as well as the inventions claimed by the BioNTech Product Patents and any other intellectual property with respect to any Licensed Antibody or Licensed Product, in each case, were not discovered, developed, created, generated, conceived or otherwise made in connection with any research activities funded, in whole or in part, by any grants, funds, or other money received from any Governmental Authority, any other public sector funding sources or academic institution, and no Governmental Authority, public sector funding source or academic institution has or shall have any right to, ownership of (including any “step-in” or “march-in” rights with respect to), or right to royalties for, or to impose any restriction on the assignment, transfer, grant of licenses or other disposal of, the BioNTech Product Licensed Technology, or to impose any requirement or restriction on the Exploitation of any Licensed Antibody or Licensed Product.
12.2.14 The BioNTech Product Know-How (other than any know-how publicly disclosed in any published BioNTech Product Patent) has been kept confidential or has been disclosed to Third Parties only under terms of confidentiality. To BioNTech’s Knowledge, no breach of such confidentiality has been committed by any Third Party.
12.2.15 BioNTech has made available to BMS all (a) material BioNTech Product Know-How; and (b) all information in its or its Affiliates’ possession regarding the safety or efficacy of any Licensed Antibody or Licensed Product, and all such BioNTech Product Know-How and information is true, complete and correct.
12.2.16 Schedule 12.2.16 sets forth a list of all of the INDs, Drug Approval Applications and other Regulatory Approvals, in each case, as of the Effective Date or the

Amended Effective Date, as applicable, for the Licensed Antibodies or Licensed Products, in the name of, or otherwise held by or on behalf of, BioNTech or any of its Affiliates or its or their direct or indirect licensees for the Territory. To BioNTech’s Knowledge, except as set forth on such Schedule, no other Person has obtained, or filed for, any INDs, Drug Approval Applications or other Regulatory Approvals for the Licensed Antibodies or Licensed Products for the Territory. Each of the INDs, Drug Approval Applications and other Regulatory Approvals set forth on such Schedule have been approved by the FDA or other applicable Regulatory Authority.  Each of the INDs, Drug Approval Applications and other Regulatory Approvals are in full force and good standing, and neither BioNTech nor any of its Affiliates has received any notice in writing, or otherwise has Knowledge of any facts, which have, or would reasonably be expected to have, led BioNTech (or its Affiliate) to believe that any of the INDs, Drug Approval Applications and other Regulatory Approvals relating to the Licensed Antibodies or Licensed Products are not currently in, or may not with the passage of time remain in, good standing with the FDA or other applicable Regulatory Authority.
12.2.17 If any human cell lines, tissue, human clinical isolates or similar human-derived materials (“Human Materials”) have been collected by, used by, or provided by, BioNTech (or any of its Affiliates), BioNTech (and its Affiliates) (a) has complied with all Applicable Laws relating to the collection, use or provision of the Human Materials and (b) has obtained all necessary approvals and appropriate informed consents, in writing, for the collection, use and provision of such Human Materials to enable BMS to receive, have access to and use such Human Materials provided by BioNTech as contemplated in this Agreement. Such Human Materials may be used as contemplated in this Agreement without any obligations to the individuals or entities (“Providers”) who contributed the Human Materials, including any obligations of compensation to such Providers or any other Third Party for the intellectual property associated with, or commercial use of, the Human Materials for any purpose.
12.2.18 Schedule 12.2.18 sets forth a true, correct and complete list of all Licensed Antibodies that are owned or otherwise controlled (through license or otherwise) by BioNTech or any of its Affiliates as of the Effective Date or the Amended Effective Date, other than BNT327 or PM8006.
12.2.19 There is no material safety or toxicity issue with respect to any Licensed Antibody or Licensed Product in the form existing as of the Effective Date or the Amended Effective Date, as applicable. No Licensed Antibody or Licensed Product has been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise), and no warning letters or similar notices have been issued with respect to any Licensed Antibody or Licensed Product by any Regulatory Authority, and to BioNTech’s Knowledge, no recall, withdrawal, suspension, discontinuance, warning letters or similar notices with respect to any Licensed Antibody or Licensed Product is pending or threatened.
12.2.20 BioNTech and its Affiliates have conducted, and their respective contractors and consultants have conducted, and will conduct, all Development and Manufacture of the Licensed Antibody and the Licensed Products (including the generation, preparation, maintenance and retention of all regulatory documentation) in compliance with GLP and GCP (if applicable) and compliance with Applicable Law. Neither BioNTech nor any of its Affiliates have been charged with or, to BioNTech’s Knowledge, threatened to be charged with, any violation of anti-corruption laws, and none of BioNTech’s (or its Affiliates’) employees, agents, officers or other members of its management are Government Officials.
12.2.21 Neither BioNTech nor any of its Affiliates, nor any of its or their respective officers, employees or agents has (a) committed an act, (b) made a statement or (c) failed to act or make a statement, in any case ((a), (b) or (c)), that (i) would be, or would create, an untrue statement of material fact, failure to disclose a material fact, or fraudulent statement to the

FDA or any other Regulatory Authority with respect to the Exploitation of any Licensed Antibody or Licensed Product or (ii) could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other Regulatory Authority to take similar action under analogous laws or policies in the Territory.
12.2.22 The information, documents and materials furnished to BMS in connection with its diligence prior to the Effective Date or the Amended Effective Date, as applicable, do not, individually or as a whole, (a) contain, any untrue statement of a material fact or (b) to BioNTech’s Knowledge, omit to state any material fact necessary to make the statements or facts contained therein, in light of the circumstances under which they were made, not misleading.
12.2.23 Other than (x) the Clinical Trials set forth on Schedule 2.3(a) (to the Original Agreement) and Schedule 2.3(b) (to the Original Agreement) and (y) the Clinical Trials set forth on Part B(II) of Schedule 3.1.5 and as set forth in the initial BioNTech Independent Development Plan on Schedule 3.5.5(A), as of the Effective Date and the Amended Effective Date, neither BioNTech (nor any of its Affiliates, nor any Third Party on behalf of BioNTech or any of its Affiliates) is conducting any Clinical Trial with respect to any Licensed Antibody or Licensed Product.
12.2.24 As of the Amended Effective Date, BioNTech has provided to BMS true, complete, and correct copies of all regulatory materials and other Regulatory Documentation with respect to any Licensed Antibody or Licensed Products filed, applied for, or submitted by or on behalf of BioNTech or any of its Affiliates.
12.2.25 The Development, Commercialization and other Exploitation of the assets set forth on Schedule 12.2.25 for use in Combination Therapy with any Licensed Product does not conflict with any agreement, instrument, or understanding, oral or written, to which BioNTech (or any of its Affiliates) is a party or by which BioNTech (or any of its Affiliates) may be bound.
12.2.26 [***].
12.2.27 [***].
12.3Covenants of BioNTech.
12.3.1Throughout the Term, all Patents and Know-How owned or controlled (through license or otherwise) by any Affiliate of BioNTech and that is included within the BioNTech Product Licensed Technology has been (and will be) exclusively licensed in the Field in the Territory to BioNTech pursuant to the Intragroup Agreement.
12.3.2BioNTech shall not, and shall cause its Affiliates not to, (a) amend, modify, terminate, allow to expire without immediate automatic renewal, assign or transfer the Intragroup Agreement unless BioNTech obtains BMS’s prior written consent; or (b) enter into any other agreement, whether written or oral, or any other understanding that could reasonably be expected to conflict with, be inconsistent with, or would otherwise prohibit or limit in any way any of the rights or licenses granted (or purported to be granted) to BMS under this Agreement or any Ancillary Agreement.
12.3.3If, at any time during the Term, either Party discovers any Patent that is owned or Controlled by BioNTech or any of its Affiliates and that falls within the definition of “BioNTech Product Patents” but that is not set forth on Schedule 1.16, then BioNTech will promptly update such Schedule to add such omitted Patent to Schedule 1.16, and, upon approval by BMS, such updated schedule will supersede and replace the original schedule for all purposes of this Agreement.
12.3.4BioNTech (or its Affiliate) is and will remain (a) the sole and exclusive owner of the entire right, title and interest in the Existing BioNTech Product Patents set forth on Schedule 1.16, Part A, and (b) the sole and exclusive licensee of the Existing BioNTech Product Patents set forth on Schedule 1.16, Part B, in each case ((a) and (b)), free of any encumbrance, charges or lien (or claims of ownership by any Third Party with respect to clause (a)).
12.3.5Neither BioNTech nor its Affiliates have, and during the Term, BioNTech shall not, and shall cause its Affiliates not to, assign(ed), transfer(red), convey(ed), encumber(ed) (including through a lien, charge, security interest, mortgage or similar encumbrance), grant(ed) other rights, or dispose(d) of, any BioNTech Product Licensed Technology (or any intellectual property that would otherwise be included in the BioNTech Product Licensed Technology), including any rights to any Licensed Antibody or Licensed Products, except to the extent such assignment, transfer, conveyance, encumbrance, grant or disposition would not conflict with, be inconsistent with or prohibit or limit in any respect any of the rights or licenses granted to BMS under this Agreement or any Ancillary Agreement.
12.3.6Neither BioNTech nor its Affiliates have, and during the Term, BioNTech shall not and shall cause its Affiliates not to, grant(ed) any Third Party any rights to prosecute, enforce, defend or undertake any patent term extensions, with respect to the BioNTech Product Patents in the Territory.
12.3.7BioNTech will provide BMS with prompt written notice of any such claim, judgment, administrative proceeding, investigation, arbitration, litigation or settlement described in Section 12.2.9 which it is aware during the Term.
12.3.8With respect to each Existing BioNTech Agreement, (a) BioNTech (and its Affiliates, as applicable) shall not breach, or commit any acts or permit the occurrence of any omissions (i) that would cause the breach or termination, of such Existing BioNTech Agreement, or (ii) that may otherwise impact BMS’s interest under any such Existing BioNTech Agreement, or under this Agreement, and (b) BioNTech shall (and shall cause its Affiliates to, as applicable) satisfy all of its obligations under each Existing BioNTech Agreement and shall, and shall cause its Affiliates to, as applicable, maintain each Existing BioNTech Agreement in full force and effect. BioNTech shall not, and shall cause its Affiliates not to, amend, modify, terminate, assign or transfer any Existing BioNTech Agreement unless BioNTech obtains BMS’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). BioNTech will provide BMS with prompt written notice of any claim of a breach of which it is aware under any Existing BioNTech Agreements or notice of termination of any Existing BioNTech Agreement.
12.3.9If any Human Materials have been or are to be collected by, used by, or provided by, BioNTech (or any of its Affiliates), BioNTech (and its Affiliates) (a) has complied and shall comply, with all Applicable Law relating to the collection, use or provision of the Human Materials and (b) has obtained, and shall obtain and maintain, all necessary approvals and appropriate informed consents, in writing, for the collection, use and provision of such Human Materials to enable BMS to receive, have access to and use such Human Materials provided by BioNTech as contemplated in this Agreement or any Ancillary Agreement. Such Human Materials may be used as contemplated in this Agreement without any obligations to the Providers who contributed the Human Materials, including any obligations of compensation to such Providers or any other Third Party for the intellectual property associated with, or commercial use of, the Human Materials for any purpose.

12.3.10 Each Party shall provide individuals within its (and its Affiliates) organization who will be performing activities hereunder training on Anti-Corruption Laws as well as applicable rules on interactions with health care professionals, as mutually agreed to by the Parties. Training on Anti-Corruption Laws shall be provided on at least an annual basis to all persons employed by such Party (or its Affiliate) who perform any activities under this Agreement and interact with Government Officials or health care professionals in the normal course of their responsibilities. Any training and materials that may be provided by the other Party does not relieve such Party of any obligations it has independent of this Agreement and such Party shall not rely on the other Party’s training and materials for any such obligations. In addition, each Party shall implement systems to monitor compliance with Section 12.5.4 and Section 12.5.5 and maintain records to document or verify compliance with the provisions of Section 12.5.4 and Section 12.5.5. Each Party shall, on an annual basis upon request by the other Party, verify in writing that to the best of such Party’s knowledge, there have been no violations of Anti-Corruption Laws by such Party (or any of its Affiliates) or persons employed by or subcontractors used by such Party (or any of its Affiliates) in the performance of this Agreement, or will provide details of any exception to the foregoing. Upon a Party’s request, up to once per Calendar Year and upon reasonable advance notice, the other Party shall provide the requesting Party with access to its records for purposes of verifying compliance with the provisions of Section 12.5.4 and Section 12.5.5.
12.3.11During the Term, BioNTech shall not (and shall cause its Affiliates not to) enter into any agreement that would reasonably be expected to prohibit, restrict or otherwise limit the Development, Commercialization or other Exploitation hereunder of the assets set forth on Schedule 12.2.25 for use in Combination Therapy with any Licensed Product.
12.3.12 [***]
12.3.13 [***]
12.4No Inconsistent Obligations. Each Party hereby covenants to the other that it will not enter into any agreement or grant any right, title, license or interest to any Person that is inconsistent with the rights and licenses granted to the other Party under this Agreement or any Ancillary Agreement (including not entering into any exclusivity or similar covenants in conflict with any ongoing Phase 2 Trials or Registrational Trials set forth in the Joint Development Plan or any Independent Development Plan).
12.5Covenants of Each Party.
12.5.1Each Party covenants to the other Party that in the course of performing its obligations or exercising its rights under this Agreement or any Ancillary Agreement, (a) it shall, and shall cause its Affiliates to, comply with all Applicable Laws (including Anti-Corruption Laws), and applicable GMP, GCP, GLP and GVP standards; and (b) it shall not, and shall cause its Affiliates to not, employ, engage or otherwise use any Person who has been debarred by any Regulatory Authority, including under Section 306 of the FFDCA (or similar Applicable Law outside of the U.S.), is under investigation for debarment action by any Regulatory Authority, has been excluded, debarred, suspended, or otherwise declared ineligible to participate in federal health care programs or in federal procurement or non-procurement programs, has been disqualified as an investigator pursuant to Section 306 of the FFDCA (or similar Applicable Law outside of the U.S.), has been convicted of a criminal offense that falls within the scope of 42 U.S.C. § 1320a-7(a), but has not yet been excluded, debarred, suspended, or otherwise declared ineligible, has a disqualification hearing pending. Without limiting the foregoing, each Party shall conduct all Clinical Trials in compliance with Applicable Laws, including GCP.

12.5.2Each Party shall ensure that all Personal Data in connection with any activities hereunder (or under any Ancillary Agreement) is processed in accordance with Applicable Law, including the fair and lawful collection and processing of such Personal Data, the disclosure of such Personal Data to the other Party in accordance with this Agreement and the transfer of such Personal Data (including any transfer from inside the EU to outside the EU). Each Party shall promptly notify the other Party if it becomes aware that any data provided to the other Party is inaccurate or has been unlawfully obtained or processed or, where consent to process Personal Data has been provided, consent is withdrawn or it becomes aware that consent may not be reliable. At the request of either Party, the Parties shall negotiate in good faith and enter into a reasonable data processing agreement with respect to the activities hereunder (or under any Ancillary Agreement) that involve Personal Data.
12.5.3If a Party is prevented or reasonably believes it is prevented by Applicable Law from transferring, sharing, or otherwise providing access to Personal Data or human biospecimens that would otherwise be required to be transferred, shared, or provisioned access under this Agreement, the prevented-Party will provide prior reasonable notice to the other Party and reasonably consider the other Party’s position on the issue with a goal toward effectuating the transferring, sharing, or provisioning of access to such relevant Personal Data and human biospecimens. To the extent the Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, 28 C.F.R. Part 202, and its implementing regulations and guidance (collectively, “DOJ Data Security Program”) applies to the relevant Personal Data or human biospecimens, the Parties agree that the transferring, sharing, provisioning of access to and further processing (if any) of such Personal Data and human biospecimens is (a) intended for either Party to obtain or maintain regulatory authorization or approval to research or market a drug, biological product, device, combination therapy or a combination product; (b) incidental to and part of clinical investigations regulated by the FDA under section 505(i) of the FFDCA or incidental to and part of clinical investigations that support applications to the FDA for research or marketing permits for drugs, biological products, devices, combination products, or infant formula; or (c) otherwise ordinarily incidental to and part of the collection or processing of clinical care data. Each Party agrees that it shall not process Personal Data or human biospecimens, in each case subject to the DOJ Data Security Program, other than for the aforementioned purposes without the other Party’s prior written consent, such consent not to be unreasonably withheld.
12.5.4Anti-Bribery and Anti-Corruption Compliance.
(a)Each Party agrees that it will not undertake any activities which will result in a violation of any Anti-Corruption Laws in connection with such Party’s conduct under this Agreement or any Ancillary Agreement, including the provision of any services by such Party for or on behalf of the other Party.
(b)Each Party agrees that if it becomes aware or has reason to suspect that any person or legal entity acting on BMS’s or BioNTech’s behalf in connection with the activities under this Agreement or any Ancillary Agreement has engaged in any activities which will result in a violation of any Anti-Corruption Laws, then such Party will immediately report such knowledge or suspicion via the following:
For BioNTech: [***].
For BMS: in accordance with the provisions of Section 15.5.
(c)Each Party agrees to provide reasonable cooperation in any investigation that may be conducted by or on behalf of the other Party related to Anti-Corruption Laws in connection with this Agreement or any Ancillary Agreement. Upon notice of an intended investigation, the investigated Party will provide, in a reasonable time, to the investigating Party or to a Third Party engaged by the investigating Party: (i) access to the relevant persons; and (ii) access to relevant documents and data (e.g., invoices and requests for expense reimbursement, supporting receipts and substantiation, and original entry records for charges and payments).
(d)Each Party acknowledges that the obligations under this Section 12.5.4 apply to all its employees and sub-contractors hereunder (or under any Ancillary Agreement). Each Party will bind Third Party sub-contractors who act for or on its behalf under this Agreement (or under any Ancillary Agreement) by respective contractual clauses substantially similar to the provisions of this Section 12.5.4.
(e)In connection with this Agreement and any Ancillary Agreement, each Party has complied and will comply with all Applicable Law and industry codes dealing with government procurement, conflicts of interest, corruption or bribery, including, if applicable, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010 and any laws enacted to implement the Organization of Economic Cooperation and Development Convention on Combatting Bribery of Foreign Officials in International Business Transactions (collectively, “Anti-Corruption Laws”).
12.5.5In connection with this Agreement and any Ancillary Agreement, neither Party has made, offered, given, promised to give or authorized, and during the Term neither Party will make, offer, give, promise to give or authorize, any bribe, kickback, donation (including of Licensed Products), payment or transfer of anything of value, directly or indirectly, to any Person (including healthcare professionals, hospitals, hospital services or departments or healthcare organizations) or to any Government Official for the purpose of: (a) improperly influencing any act or decision of the Person or Government Official; (b) inducing the Person or Government Official to do or omit to do an act in violation of a lawful or otherwise required duty; (c) corruptly obtaining or retaining business; (d) securing any improper advantage; (e) inducing the person or Government Official to improperly influence the act or decision of any organization, including any government or government instrumentality to assist BMS or BioNTech in obtaining or retaining business; or (f) engaging in any act that might cause a reasonable person to infer that BMS or BioNTech is making improper payments to any person or Government Official.
12.6DISCLAIMER OF WARRANTIES. EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR GRANTS ANY WARRANTIES, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, AND EACH PARTY SPECIFICALLY DISCLAIMS ANY OTHER WARRANTIES, WHETHER WRITTEN OR ORAL, OR EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF QUALITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE OR ANY WARRANTY AS TO THE VALIDITY OF ANY PATENTS OR THE NON-INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.
Article 13
INDEMNITY
13.1Indemnification of BioNTech. BMS shall indemnify BioNTech, its Affiliates and its and their respective directors, officers, employees and agents and their respective successors and assigns (the “BioNTech Indemnitees”) and defend and save each of them harmless, from and against any and all losses, damages, liabilities, penalties, costs and expenses (including reasonable attorneys’ fees and expenses), in each case, payable to Third Parties (collectively, “Losses”) arising out of any and all suits, investigations, claims or demands of

Third Parties (collectively, “Third Party Claims”) to the extent arising from or occurring as a result of:
(a)the breach by BMS of this Agreement or any Ancillary Agreement;
(b)the gross negligence or willful misconduct on the part of BMS or any BMS Indemnitee or any Sublicensee of BMS or any of its Affiliates in connection with any activities under this Agreement or any Ancillary Agreement;
(c)the conduct of any Independent Development Activities by or on behalf of BMS or any BMS Indemnitees or any Sublicensee of BMS or any of its Affiliates; or
(d)the development, manufacture or commercialization of a BMS Proprietary Collaboration Asset to the extent used in a BMS Proprietary Combination Therapy (but only to the extent not arising out of or relating to the Development, Manufacture or Commercialization of a Licensed Antibody or Licensed Product);
except, in each case of clauses (a), (b), (c), and (d), to the extent such Losses result from the breach by BioNTech of this Agreement (or any Ancillary Agreement) or the gross negligence or willful misconduct on the part of BioNTech or any of the BioNTech Indemnitees in connection with any activities under this Agreement (or any Ancillary Agreement).
13.2Indemnification of BMS. BioNTech shall indemnify BMS, its Affiliates and its and their respective directors, officers, employees and agents and their respective successors and assigns (the “BMS Indemnitees”), and defend and save each of them harmless, from and against any and all Losses arising out of any and all Third Party Claims to the extent arising from or occurring as a result of:
(a)the breach by BioNTech of this Agreement or any Ancillary Agreement;
(b)the gross negligence or willful misconduct on the part of BioNTech or any BioNTech Indemnitee or any Sublicensee of BioNTech or any of its Affiliates in connection with any activities under this Agreement or any Ancillary Agreement;
(c)the conduct of any Independent Development Activities by or on behalf of BioNTech or any BioNTech Indemnitees or any Sublicensee of BioNTech or any of its Affiliates, [***];
(d) the development, manufacture or commercialization of a BioNTech Proprietary Collaboration Asset to the extent used in a BioNTech Proprietary Combination Therapy (but only to the extent not arising out of or relating to the Development, Manufacture or Commercialization of a Licensed Antibody or Licensed Product);
(e)the Exploitation of any Licensed Antibodies or Licensed Products by or on behalf of BioNTech or any BioNTech Indemnitee or any (sub)licensee of BioNTech or any of its Affiliates before the Effective Date or after the end of the Term; or
(f)[***];
except, in each case of clauses (a), (b), (c), and (d), to the extent such Losses result from the breach by BMS of this Agreement (or any Ancillary Agreement) or the gross negligence or willful misconduct on the part of BMS or any of the BMS Indemnitees in connection with any activities under this Agreement (or any Ancillary Agreement).

13.3Shared Losses.
13.3.1Any Losses arising out of any Third Party Claim brought against any BioNTech Indemnitee or BMS Indemnitee to the extent arising from or occurring as a result of the Exploitation of any Licensed Antibody or Licensed Product in the Field in the Territory during the Term pursuant to this Agreement or any Ancillary Agreement (including product liability claims, personal injury or death resulting from use of any Licensed Product) for which (a) BMS is not otherwise obligated to indemnify a BioNTech Indemnitee pursuant to Section 13.1 or (b) BioNTech is not otherwise obligated to indemnify a BMS Indemnitee pursuant to Section 13.2 (such Losses, “Shared Losses”) shall be shared by the Parties as Other Shared Expenses. For clarity, nothing in this Section 13.3.1 precludes a Party from exercising its right to indemnification under Section 13.1 or Section 13.2, if applicable.
13.3.2If either Party or any of its Affiliates receives notice of a Third Party Claim with respect to any Shared Losses, such Party shall promptly notify the other Party in writing of such Third Party Claim.
13.3.3The Parties shall coordinate in good faith regarding the defenses of any Shared Losses arising out of a Third Party Claim; provided that in the absence of any agreement regarding such defense (a) the Party against whom any such Third Party Claim is brought shall have the right to control the defense of such Third Party Claim (provided that if such Third Party Claim is brought against both Parties, then the JSC shall determine which Party has the right to control the defense of such Third Party Claim and [***] of the Parties shall jointly decide on the choice of counsel), provided that the Party controlling the defense will keep the other Party informed regarding the status of such defense and the Parties shall mutually agree on the strategy for such defense; (b) the other Party may participate in, but not control, such defense at its cost and expense; and (c) the other Party shall cooperate in the defense thereof and shall furnish such records, information and testimony, provide such witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith (such cooperation as described in Section 13.4.4). If the Parties cannot mutually agree on the strategy for the defense of such Third Party Claim, then the dispute shall be referred to [***] of each of the Parties to jointly make final decisions with respect to such strategy. In all cases, neither Party may settle any Third Party Claim for Shared Losses without the other Party’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
13.4Indemnification Procedures.
13.4.1All indemnification claims in respect of a BioNTech Indemnitee or BMS Indemnitee, as applicable, pursuant to Section 13.1 or Section 13.2, as applicable (each, an “Indemnitee”) shall be made solely by BioNTech or BMS, as applicable (the “Indemnified Party”). The Indemnified Party shall promptly notify the indemnifying Party in writing (an “Indemnification Claim Notice”) after such Indemnified Party receives written notice of the commencement of any Third Party Claim for which indemnification may be sought under Section 13.1 or Section 13.2, as applicable (or, if earlier, upon such Indemnified Party becoming aware of any assertion in writing of any such Third Party Claim by a Third Party for which indemnification may be sough under Section 13.1 or Section 13.2, as applicable) (it being understood and agreed, however, that the failure by an Indemnified Party to give notice of the Third Party Claim as provided in this Section 13.4.1 shall not relieve the indemnifying Party of its indemnification obligation under this Agreement, except and only to the extent that such indemnifying Party is actually prejudiced as a result of such failure to give notice). Each Indemnification Claim Notice shall contain a description of the claim and the nature and amount of such Loss (to the extent that the nature and amount of such Loss is known at such time). The Indemnified Party shall furnish promptly to the indemnifying Party copies of all papers and official documents received in respect of any Losses and Third Party Claims. For clarity, this Section 13.4 does not apply to Shared Losses.
13.4.2Subject to Section 11.13 and Section 11.14, at its option, the indemnifying Party may assume the defense of any Third Party Claim by giving written notice to the Indemnified Party within [***] after the indemnifying Party’s receipt of an Indemnification Claim Notice. The assumption of the defense of a Third Party Claim by the indemnifying Party shall not be construed as an acknowledgment that the indemnifying Party is liable to indemnify the Indemnified Party or its Indemnitees in respect of such Third Party Claim, nor shall it constitute a waiver by the indemnifying Party of any defenses it may assert against the Indemnified Party’s or its Indemnitees’ claim for indemnification. Upon assuming the defense of a Third Party Claim, the indemnifying Party may appoint as lead counsel in the defense of such Third Party Claim any legal counsel selected by the indemnifying Party. If the indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall promptly deliver to the indemnifying Party all original notices and documents (including court papers) received by the Indemnified Party or any of its Indemnitees in connection with such Third Party Claim. If the indemnifying Party assumes the defense of a Third Party Claim, except as provided in Section 13.4.3, the indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by such Indemnified Party or any of its Indemnitees in connection with the analysis, defense or settlement of such Third Party Claim unless specifically requested in writing by the indemnifying Party. If it is ultimately determined that the indemnifying Party is not obligated to indemnify, defend or hold harmless the Indemnified Party or its Indemnitees from and against the Third Party Claim, the Indemnified Party shall reimburse the indemnifying Party for any and all costs and expenses (including attorneys’ fees and costs of suit) and any Losses incurred by the indemnifying Party in its defense of the Third Party Claim, within [***] after receipt of any invoice therefor from the indemnifying Party.
13.4.3Any Indemnified Party shall be entitled to participate in, but not control, the defense of any Third Party Claim and to employ counsel of its choice for such purpose; provided that such employment shall be at the Indemnified Party’s own cost and expense unless (a) the employment thereof, and the assumption by the indemnifying Party of such expense, has been specifically authorized by the indemnifying Party in writing, (b) the indemnifying Party has failed to assume the defense and employ counsel in accordance with Section 13.4.2 (in which case the Indemnified Party shall control the defense) or (c) the interests of the Indemnitee and the indemnifying Party with respect to such Third Party Claim are sufficiently adverse to prohibit the representation by the same counsel of both Persons under Applicable Law, ethical rules or equitable principles. For clarity, if the Indemnified Party has the right to control the defense of a Third Party Claim pursuant to Section 11.13 or Section 11.14, the Indemnified Party shall be entitled to control such Third Party Claim, without limiting the indemnifying Party’s responsibility for Losses under Section 13.1 or Section 13.2, as applicable.
13.4.4If the indemnifying Party chooses to defend or prosecute any Third Party Claim, the Indemnified Party shall, and shall cause each Indemnitee to, cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, provide such witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the indemnifying Party in connection therewith. Such cooperation shall include access during normal business hours afforded to the indemnifying Party to, and reasonable retention by the Indemnified Party and Indemnitees of, records and information that are reasonably relevant to such Third Party Claim, and making Indemnitees and other employees and agents available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
13.4.5Except as provided above, the reasonable and verifiable costs and expenses, including fees and disbursements of counsel, incurred by the Indemnified Party in connection with any Third Party Claim shall be reimbursed on a Calendar Quarter basis in arrears by the indemnifying Party, without prejudice to the indemnifying Party’s right to contest the Indemnified Party’s right to indemnification and subject to refund if the indemnifying Party is ultimately held not to be obligated to indemnify the Indemnified Party.
13.4.6With respect to any Losses relating solely to the payment of money damages in connection with a Third Party Claim and that will not result in the Indemnified Party or the applicable Indemnitees becoming subject to injunctive or other relief or otherwise adversely affect the business of the Indemnified Party (including the rights and licenses of the Indemnified Party hereunder) or the applicable Indemnitee in any manner and with respect to which Losses the indemnifying Party has acknowledged in writing the obligation to indemnify the Indemnified Party or the applicable Indemnitees hereunder, the indemnifying Party shall have the sole right to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Loss, on such terms as the indemnifying Party, in its sole discretion, shall deem appropriate. With respect to all other Losses in connection with Third Party Claims, if the indemnifying Party has assumed the defense of the Third Party Claim in accordance with Section 13.4.2, the indemnifying Party shall have authority to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Loss; provided that it obtains the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). If the indemnifying Party does not assume and conduct the defense of a Third Party Claim as provided above, the Indemnified Party may defend against such Third Party Claim. Without limiting the rights and obligations of the Parties under Article 11, if the indemnifying Party chooses to defend or prosecute any Third Party Claim, the Indemnified Party shall not, and shall cause its Indemnitees not to, admit any liability with respect to, or settle, compromise or dispose of, any Third Party Claim without the prior written consent of the indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed). Except as provided in Article 11, the indemnifying Party shall not be liable for any settlement, compromise or other disposition of a Loss by an Indemnified Party or any Indemnitee that is reached without the written consent of the indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed). For clarity, if a Third Party Claim, or the events giving rise to or resulting in such Third Party Claim, are subject to Article 11 and Section 13.1 or Section 13.2, then Article 11 shall apply with respect to the defense of such Third Party Claim and Section 13.1 or Section 13.2, as applicable, shall apply with respect to the allocation of financial responsibility for the related Losses.
13.5LIMITATION OF LIABILITY. [***].
13.6Insurance. The Parties shall use commercially reasonable efforts to procure joint insurance for clinical trials liability insurance (including, for coverage as required by Applicable Law in the relevant jurisdiction of a Clinical Trial) with respect to Joint Trials conducted by the Parties hereunder in accordance with the Joint Development Plan (any such joint insurance procured by the Parties, “Joint Insurance”). If, despite the use of commercially reasonable efforts, the Parties are unable to procure such Joint Insurance, then each Party shall procure and maintain insurance (or self-insurance) with financially sound and reputable insurers for clinical trials liability insurance and stock storage and transit insurance, as applicable, for such purposes as would have otherwise been covered by such Joint Insurance (including any such insurance as required by Applicable Law in the relevant jurisdiction) and which is consistent with normal business practices of prudent companies similarly situated at all times during which the Licensed Product is being clinically tested in human subjects or commercially distributed or sold, as applicable. In addition to the foregoing insurance, each Party shall procure and maintain insurance (or self-insurance), including clinical trials insurance (to the extent not covered by Joint Insurance) and product liability insurance, as applicable, with respect to its activities hereunder and which is consistent with normal business practices of prudent companies similarly situated at all times during which the Licensed Product is being clinically tested in human subjects or commercially distributed or sold, as applicable. Except with respect to self-insurance, each Party shall provide the other Party with evidence of such insurance upon request. Such insurance shall not be construed to create a limit of either Party’s liability with respect to its indemnification obligations under this Article 13 or otherwise with respect to any other damages or liabilities under this Agreement or any Ancillary Agreement.
Article 14
TERM AND TERMINATION
14.1Term and Expiration. This Agreement shall commence on the Effective Date and, unless earlier terminated in accordance with this Article 14, shall continue in full force and effect until the date the Parties mutually agree in writing to permanently terminate and cease all Exploitation of all Licensed Antibodies and Licensed Products in the Field in the Territory (such period, the “Term”).
14.2Termination for Breach. If either Party (the “Breaching Party”) is in material breach of this Agreement, in addition to any other right and remedy the other Party (the “Non-Breaching Party”) may have, the Non-Breaching Party may terminate this Agreement in its entirety by providing [***] (the “Notice Period”) prior written notice (the “Termination Notice”) to the Breaching Party and specifying the breach and its claim of right to terminate; provided that (a) the termination shall not become effective at the end of the Notice Period if the Breaching Party cures the breach specified in the Termination Notice during the Notice Period (or, if such breach is curable but cannot be cured within the Notice Period, if the Breaching Party commences actions to cure such breach within the Notice Period and thereafter diligently continues such actions to cure such breach), and (b) if the Breaching Party initiates a dispute resolution procedure under Section 15.7 during the Notice Period to dispute the existence of the breach for which termination is being sought and is pursuing such procedure in good faith, the cure period set forth in this Section 14.2 shall be tolled and the termination shall become effective only if, as a result of the application of such dispute resolution procedures, the Breaching Party is determined to be in material breach of this Agreement and such breach remains uncured for [***] after such determination (or, if the breach is curable but cannot be cured within such [***] period, if the Breaching Party commences actions to cure such breach within such period and thereafter diligently continues such actions).
14.3Termination for Convenience. BMS may, in its sole discretion, terminate this Agreement without cause at any time during the Term in its entirety by giving BioNTech (a) at least [***] prior written notice if such termination is before the first Launch of the first Licensed Product in the Territory and (b) at least [***] prior written notice if such termination is after the first Launch of the first Licensed Product in the Territory.
14.4Termination for Safety Issue. BMS may terminate this Agreement immediately upon written notice to BioNTech if BMS determines that there is a Safety Issue with respect to a Licensed Product and such Safety Issue is not resolved to BMS’s satisfaction within [***] after BMS notifies the JSMT (or JSC or JDC) regarding such Safety Issue. At the written request of BioNTech (which request, if any, must be made within [***] following BMS’s notification of such Safety Issue to the JSMT (or JSC or JDC)), BMS and BioNTech shall confer (through the JSMT) regarding such Safety Issue (provided that such conference shall occur no later than [***] following such written request of BioNTech); provided that, for clarity, such conference shall in no way limit BMS’s right to terminate this Agreement pursuant to this Section 14.4.
14.5Termination for Insolvency. If either Party (or, if applicable, a Parent of such Party) (a) files for protection under bankruptcy or insolvency laws, (b) makes an assignment for the benefit of creditors, (c) appoints or suffers appointment of a receiver or trustee over substantially all of its property that is not discharged within [***] after such filing, (d) proposes a written agreement of composition or extension of its debts, (e) proposes or is a party to any dissolution or liquidation, (f) files a petition under any bankruptcy or insolvency act or has any such petition filed against it that is not discharged within [***] of the filing thereof, or (g) admits in writing its inability generally to meet its obligations as they fall due in the general course, then, in each case ((a) – (g)), the other Party may terminate this Agreement in its entirety effective immediately upon written notice to such Party.
14.6Rights in Bankruptcy. The Parties intend to take advantage of the protections of Section 365(n) (or any successor provision) of the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction to the maximum extent permitted by Applicable Law. All rights and licenses granted under or pursuant to this Agreement, but only to the extent they constitute licenses of a right to “intellectual property” as defined in Section 101 of the U.S. Bankruptcy Code, shall be deemed to be “intellectual property” for the purposes of Section 365(n) or any analogous provisions in any other country or jurisdiction. The Parties shall retain and may fully exercise all of their rights and elections under the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction, including the right to obtain the intellectual property from another entity.
14.6.1The Parties will, during the Term, create and maintain current and updated copies or, if not amenable to copying, detailed descriptions or other appropriate embodiments, to the extent feasible, of all intellectual property licensed to a Party under this Agreement. Each Party acknowledges and agrees that “embodiments” of intellectual property within the meaning of Section 365(n) include (a) copies of research data; (b) laboratory samples; (c) product samples and inventory; (d) formulas; (e) laboratory notes and notebooks; (f) data and results related to Clinical Trials, including Development Data; (g) Regulatory Documentation (including Regulatory Approvals); (h) rights of reference in respect of Regulatory Documentation (including Regulatory Approvals); (i) pre-clinical research data and results; and (j) tangible Know-How (including BioNTech Product Know-How). In the event of the commencement of a bankruptcy proceeding under the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction by or on behalf of a Party (the “Debtor Party”), the other Party (the “Non-Debtor Party”) shall be entitled to a complete duplicate of (or complete access to, as appropriate) all such intellectual property (including all embodiments of such intellectual property), which, if not already in the Non-Debtor Party’s possession, shall be promptly delivered to it upon the Non-Debtor Party’s written request (i) upon commencement of a bankruptcy proceeding, unless the Debtor Party continues to perform all of its obligations under this Agreement or (ii) if not delivered pursuant to clause (i) above because the Debtor Party continues to perform, upon the rejection of this Agreement by or on behalf of the Debtor Party. Unless and until the Debtor Party rejects this Agreement, the Debtor Party shall perform this Agreement or provide the intellectual property (including all embodiments of such intellectual property) to the Non-Debtor Party, and shall not interfere with the rights of the Non-Debtor Party to such intellectual property, including the right to obtain the intellectual property from another entity.
14.6.2The Parties intend and agree that any sale of the Debtor Party’s assets under Section 363 of the U.S. Bankruptcy Code shall be subject to the Non-Debtor Party’s rights under Section 365(n), that the Non-Debtor Party cannot be compelled to accept a money satisfaction of its interests in the intellectual property licensed pursuant to this Agreement, and that any such sale therefore may not be made to a purchaser “free and clear” of the Non-Debtor Party’s rights under this Agreement and Section 365(n) without the express, contemporaneous written consent of the Non-Debtor Party.
14.6.3All rights, powers and remedies of the Parties provided in this Section 14.6 are not in substitution for any other rights, powers and remedies now or hereafter existing at law or in equity (including the U.S. Bankruptcy Code). The Parties intend the following rights to extend to the maximum extent permitted by Applicable Law, and to be enforceable under U.S. Bankruptcy Code Section 365(n):
(a)the right of access to any intellectual property rights (including all embodiments thereof) of the Debtor Party, or any Third Party with whom the Debtor Party contracts to perform an obligation of the Debtor Party under this Agreement, and, in the case of any such Third Party, that is necessary or reasonably useful for the Exploitation of any Licensed Antibodies or Licensed Products, or the exercise of any other rights granted to the Non-Debtor Party under this Agreement;
(b)the right to contract directly with any Third Party to complete the contracted work; and
(c)the right to cure any default under any such agreement with a Third Party and set off the costs thereof against amounts payable to the Debtor Party under this Agreement.
14.6.4The Parties acknowledge and agree that payments made under Section 10.2, Section 10.3, Section 10.4, Section 10.5 and Section 10.6 shall not constitute royalties within the meaning of Section 365(n) of the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction.
14.7Consequences of Expiration or Termination.
14.7.1Termination of License Grants and other Rights. Upon expiration or termination of the Agreement for any reason, except as set forth in this Section 14.7 (and, for clarity, the licenses granted to BMS hereunder shall survive in order for BMS to perform its obligations and exercise its rights as set forth in this Section 14.7) and for the surviving provisions as set forth in Section 14.9, the rights, licenses and obligations of the Parties hereunder shall terminate and be of no further force or effect as of the effective date of expiration or termination.
14.7.2Continued Funding of Joint Trials. Solely in the event that this Agreement is terminated (a) by BMS pursuant to Section 14.3 or (b) by BioNTech pursuant to Section 14.2, BMS shall continue to co-fund with BioNTech (in accordance with Section 3.4.1, but subject in all cases to the provisions of Section 3.4.3) the Joint Development Costs for those Clinical Trials that are Joint Trials under the Joint Development Plan that either (x) were initiated (first dosing of the first patient with the Licensed Product) prior to the date of the notice of termination but after the Amended Effective Date or (y) were initiated (first dosing of the first patient with the Licensed Product) prior to the date of the notice of termination and are set forth on Schedule 14.7.2, and in each case of (x) and (y), that are ongoing as of the effective date of termination (which co-funding shall be based on the Joint Development Plan and budget therein as such Joint Development Plan (and budget) existed as of the date of the notice of termination, and without any permitted Development Overrun (i.e., BMS will only be responsible for its share of Joint Development Costs that are within the budget in the Joint Development Plan as of the date of notice of termination, and BMS will not be responsible for any Development Overrun or Excess Development Costs)), until the earlier of (i) [***] following the notice of termination or (ii) completion or wind-down of the applicable Joint Trial. In connection with the foregoing, the provisions of Section 10.6.2, Section 10.6.3, Section 10.7, Section 10.8, Section 10.11, Section 10.12.2, Section 10.14, Section 10.15, Section 10.17 and Section 10.18 shall apply.
14.7.3Additional Effects of Termination. Upon termination (but not expiration) of this Agreement for any reason (other than termination by BMS pursuant to Section 14.4), the following additional provisions shall apply:

(a)Reversion of Rights to BioNTech. Effective upon the execution of the agreement between the Parties for the Reversion License as set forth in this Section 14.7.3(a), BMS will grant to BioNTech (but subject to (i) the agreement upon the financial payments [***] as set forth in this Section 14.7.3(a) and (ii) the Parties entering into a reasonable license agreement for such license) [***] a [***] license, [***] under BMS’s interest [***], in order for BioNTech (and its Affiliates) to perform Development with respect to, seek and obtain Regulatory Approvals of, and Manufacture and Commercialize and otherwise Exploit the Terminated Product [***] in the Field in the Territory [***] the “Reversion License”). For a period of [***] after the effective date of termination, the Parties will engage in good faith negotiations regarding commercially reasonable financial payments [***] to be paid by BioNTech to BMS [***] in consideration for the grant of the Reversion License [***]. If the Parties are unable to agree to such commercially reasonable financial payments [***] during such [***] period, then either Party shall have the right to refer such matter for resolution by baseball arbitration pursuant to Schedule 14.7.3; [***] From the effective date of termination until the earlier of (x) the grant of the Reversion License or (y) [***] following the effective date of termination, BMS shall not, and shall cause its Affiliates not to, institute or prosecute, any claim, demand, action or other proceeding for damages, costs, expenses or compensation, or for an enjoinment, injunction or any other equitable remedy, against BioNTech or any of its Affiliates or Sublicensees alleging that the continued conduct of any ongoing Development activities (that were ongoing as of the effective date of termination) of any Terminated Product infringes, misappropriates or otherwise violates any Reversion IP.
(b)Transition. BMS shall use commercially reasonable efforts to, and shall cause its Affiliates to use commercially reasonably efforts to, to the maximum extent permitted by Applicable Law at the time of termination, pursuant to a termination transition plan to be mutually agreed to by the Parties promptly following the notice of termination (the “Termination Transition Plan”) (and, for clarity, to the extent practicable, the Parties shall commence the following promptly after agreement on the Termination Transition Plan, even if prior to the effective date of termination) undertake to do the following:
(i)provide to BioNTech or BioNTech’s designee copies of all (A) [***] within the Reversion IP and (B) all other material data, reports and records generated by BMS (or its Affiliates) hereunder solely relating to Licensed Products, in each case, in BMS’s or its Affiliates’ possession and Control as of the effective date of termination, that BMS would have otherwise been required to provide to BioNTech hereunder prior to termination had this Agreement not been terminated, but that have not previously been provided to BioNTech;
(ii)where permitted by Applicable Law, (A) transfer and assign to BioNTech or its designee all safety data contained within the global safety database and material Regulatory Documentation (including Regulatory Approvals) generated hereunder, in each case, then owned and Controlled by BMS (or any of its Affiliates) as of the effective date of termination that relate solely to any Licensed Product (excluding, for clarity, any of the foregoing related to a BMS Proprietary Asset), or to the extent not so transferrable, take reasonable actions to make available to BioNTech or its designee the benefits of such Regulatory Documentation (including Regulatory Approvals) and (B) pending such transfer, reasonably cooperate with BioNTech to allocate regulatory responsibilities with respect to such Regulatory Documentation (including Regulatory Approvals) to BioNTech or its designee (and BioNTech shall reasonably cooperate with BMS in connection therewith); and
(iii)if BioNTech so requests, and to the extent permitted under the relevant agreement at the time of termination (and without BMS (or any of its Affiliates) being obligated to incur any costs to assign), use commercially reasonable efforts to assign to BioNTech any agreements between BMS or any of its Affiliates, on the one hand, and any Third Party, on the other hand, relating solely to the Development, Manufacture or Commercialization of Licensed Products (and not related to any BMS Proprietary Asset) and that are in effect as of the effective date of termination; provided that BioNTech shall assume in writing all obligations of BMS under such Third Party agreements so assigned, and with respect to other agreements between BMS or any of its Affiliates, on the one hand, and any Third Party, on the other hand, that relate to material Development, Manufacture or Commercialization of Licensed Products, upon the request of BioNTech, BMS shall use commercially reasonable efforts to introduce BioNTech to the relevant Third Party;
[***] Notwithstanding the foregoing provisions of this Section 14.7.3(b), the foregoing transfers and assignments by BMS shall be provided on an “as is” basis (without any representations and warranties).
(c)Inventory Sell-Off and Transfer. BMS (and its Affiliates and Sublicensees) shall have the right (but not the obligation) to finish, sell or otherwise dispose of (or have finished, sold or otherwise disposed of) any or all inventory of Licensed Antibodies and Licensed Products (including work-in-progress being Manufactured for BMS or any of its Affiliates or Sublicensees) in the possession or Control of BMS or its Affiliates or Sublicensees for a period of [***] following the effective date of termination of this Agreement; provided that any such Licensed Product sold by or on behalf of BMS pursuant to this Section 14.7.3(c) shall be subject to the allocation of Net Profits/Losses relating thereto in accordance with Section 10.5. Following the end of such [***] period (or earlier, if determined by BMS), BMS shall or shall cause its Affiliates and Sublicensees to transfer to BioNTech or its designee (i) all remaining inventory of Licensed Antibodies and Licensed Product and (ii) all remaining inventory of Manufacturing materials (including process intermediates) designated by BMS (or its Affiliate) for the Manufacture of the Licensed Antibodies and Licensed Products, then in possession or Control of BMS or its Affiliates or Sublicensees; provided that BioNTech shall pay BMS a price equal to BMS’s (or its Affiliate’s or Sublicensee’s) COGS for such Licensed Antibodies, Licensed Products and Manufacturing materials.
(d)Clinical Trials. If at the time of such termination, any Clinical Trials for the Licensed Products are being conducted by or on behalf of BMS under the Joint Development Plan, then, at BioNTech’s election on a Clinical Trial-by-Clinical Trial basis (which election shall be notified by BioNTech to BMS in writing promptly following the notice of termination (and in all cases, within [***] after such notice of termination), and if not so notified within such time period, then BMS shall have the right to elect the following clause (1) or (2)): (1) BMS shall, and shall cause its Affiliates and Sublicensees to promptly transfer the conduct of all such Clinical Trials to BioNTech or its designee (and pending such transfer BMS shall, and shall cause its Affiliates and Sublicensees to, continue to conduct such Clinical Trials for so long as reasonably necessary to enable such transfer to be completed without undue interruption of any such Clinical Trials); provided that BioNTech shall assume any and all liability and costs (but subject to Section 14.7.2, as applicable), including transition costs (provided that the transition costs (but not other costs of conducting the Clinical Trials) shall be borne by BMS if this Agreement is terminated by BioNTech pursuant to Section 14.2 or by BMS pursuant to Section 14.3), for such Clinical Trials after the effective date of termination (and subject to Section 14.7.2, BioNTech will reimburse BMS for such costs within [***] after receipt of an invoice therefor), or (2) BMS shall, and shall cause its Affiliates and Sublicensees to, orderly wind down (in accordance with Applicable Law and ethical responsibilities) the conduct of any such Clinical Trial, such wind down to be conducted at (x) BMS’s cost if this Agreement is terminated by BioNTech pursuant to Section 14.2, or by BMS pursuant to Section 14.3, or (y) BioNTech’s cost in all other cases (and BioNTech will reimburse BMS for such costs within [***] after receipt of an invoice therefor). Notwithstanding the foregoing, with respect to (i) any Clinical Trial that involves a BMS Proprietary Collaboration Asset and (ii) any Clinical Trial being conducted under a BMS Independent Development Plan, the foregoing provisions of this Section 14.7.3(d) shall not apply, and instead, BMS shall have the right to determine whether to continue or wind-

down such Clinical Trials, which shall be at BMS’s cost (but subject to Section 14.7.2, as applicable), and if BMS elects to continue such Clinical Trials, then BioNTech shall continue to supply Licensed Product to BMS for the conduct of such Clinical Trials (and BMS shall pay BioNTech the COGS of such Licensed Product, but subject to Section 14.7.2, as applicable) pursuant to the Clinical Supply Agreement. With respect to any trials to be transferred to BioNTech (or its designee), the Parties shall transfer such trials within [***] after the effective date of termination.
(e)For a period of up to [***] following the effective date of termination, BMS will supply BioNTech with Licensed Product in accordance with the terms of the Commercial Supply Agreement (for supply from BMS to BioNTech), provided that the supply price during such period shall be [***]; provided further that this clause (e) shall not apply if BMS assigns to BioNTech any agreement with a Third Party contract manufacturer for the Manufacture of commercial supply of Licensed Product pursuant to Section 14.7.3(b)(iii).
14.7.4Additional Effects of Termination for Safety Issues. Upon termination of this Agreement by BMS pursuant to Section 14.4, if at the time of such termination, any Clinical Trials for the Licensed Products are being conducted by or on behalf of BMS under the Joint Development Plan, then BMS shall, and shall cause its Affiliates and Sublicensees to, orderly wind down (in accordance with Applicable Law and ethical responsibilities) the conduct of any such Clinical Trial[***].
14.7.5Return of Confidential Information. After the effective date of expiration or termination of this Agreement, upon the written request of the Disclosing Party, the Receiving Party shall (and shall cause its Affiliates to), at the Receiving Party’s election, (a) promptly destroy all copies of the Disclosing Party’s Confidential Information (which is not also considered to be the Receiving Party’s Confidential Information) in the possession of the Receiving Party (or its Affiliate) and confirm such destruction to the Disclosing Party; or (b) promptly deliver to the Disclosing Party all copies of the Disclosing Party’s Confidential Information (which is not also considered to be the Receiving Party’s Confidential Information) in the possession of the Receiving Party. Notwithstanding the foregoing, the Receiving Party shall be permitted to retain in confidence (i) one (1) archival copy of the Disclosing Party’s Confidential Information in its legal files to permit the Receiving Party to determine compliance with its obligations hereunder, (ii) any portion of the Confidential Information of the Disclosing Party which is contained in the Receiving Party’s automatic computer backups, to the extent created and retained in a manner consistent with the Receiving Party’s standard archiving and back-up procedures, (iii) any portion of the Confidential Information of the Disclosing Party which the Receiving Party is required by Applicable Law to retain, and (iv) any Confidential Information of the Disclosing Party that the Receiving Party has the right to continue to use (including in satisfying its obligations under this Section 14.7 or in exercising its rights that survive expiration or termination of this Agreement pursuant to Section 14.9). Notwithstanding the return or destruction of the items described above, all Confidential Information shall continue to be subject to the terms of Article 16 for the period set forth in Section 16.1.
14.7.6Handling of Joint Patents. Promptly following the expiration or termination of this Agreement for any reason, the Parties shall discuss in good faith and agree on procedures for handling the prosecution, maintenance, defense and enforcement of Joint Patents, and the rights and responsibilities of each of the Parties in connection therewith.
14.8Remedies. Except as otherwise expressly provided herein, termination of this Agreement in accordance with the provisions hereof shall not limit remedies that may otherwise be available in law or equity.

14.9Accrued Rights; Surviving Obligations.
14.9.1 Termination or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination or expiration; provided that in no event shall BioNTech accrue any rights to, and BMS shall have no obligation to make, (a) any Milestone Payment based on any Milestone Event that is achieved on or after the date of delivery by either Party of any termination notice, (b) any Maintenance Fee payment that is due on or after the date of delivery by either Party of any termination notice or (c) any reimbursements or other payments under Section 3.5.4 for any Independent Registrational Trials or any Directly Associated Earlier Stage Independent Trials, in each case, where the Independent Trial Reimbursement Trigger therefor occurred on or after the date of delivery by either Party of any termination notice. Such termination or expiration shall not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement.
14.9.2 Without limiting the foregoing, Section 3.4 (with respect to any sharing or reimbursement obligation for any Joint Development Costs incurred prior to the effective date of expiration of this Agreement (including the various provisions of the Agreement that address amounts to be included in (or excluded from) such Joint Development Costs and the calculation of such Joint Development Costs)), Section 3.10.1 (for the time period set forth therein), Section 3.14 (solely clause (ii) of the fourth sentence thereof, with respect to ownership and assignment of intellectual property rights as set forth therein), Section 4.4 (solely the last sentence therein), Section 4.7 (with respect to any units of Licensed Product sold or administered hereunder during the Term prior to the effective date of expiration of this Agreement), Section 5.8 (with respect to any sharing or reimbursement obligation for any Joint Commercialization Costs incurred prior to the effective date of expiration of this Agreement (including the various provisions of the Agreement that address amounts to be included in (or excluded from) such Joint Commercialization Costs and the calculation of such Joint Commercialization Costs)), Section 10.5 (with respect to any sharing or reimbursement obligation for any Net Profit/Losses received or incurred prior to the effective date of expiration of this Agreement (including the various provisions of the Agreement that address amounts to be included in (or excluded from) such Net Profit/Losses and the calculation of such Net Profit/Loss) and, in furtherance thereof, the Parties shall conduct a final reconciliation in accordance with the provisions of Section 10.5 as promptly as practicable following the effective date of expiration of this Agreement), Section 10.6 (with respect to any sharing or reimbursement obligation for any Joint Development Costs incurred prior to the effective date of expiration of this Agreement (including the various provisions of the Agreement that address amounts to be included in (or excluded from) such Joint Development Costs and the calculation of such Joint Development Costs) and, in furtherance thereof, the Parties shall conduct a final reconciliation in accordance with the provisions of Section 10.6 as promptly as practicable following the effective date of expiration of this Agreement), Section 10.7 through Section 10.13 (with respect to any applicable payment, sharing or reimbursement obligations that survive expiration in accordance with this Section 14.9.2), Section 10.12.1 (including Schedule 10.12.1), Section 10.14 (for the time period set forth therein), Section 10.15 (for the time period set forth therein), Section 10.16 (for the time period set forth in Section 16.1), Section 10.17, Section 10.18, Section 11.1.4, Section 11.4.1 (solely clause (b) thereof), Section 11.6, Section 11.9, Section 11.12 (with respect to any enforcement actions initiated under Section 11.12.2 prior to the effective date of expiration of this Agreement; provided that any decisions or determinations made by the JIPWG under such Section shall be made mutually by the Parties), Section 11.14 (with respect to claims made under Section 11.14 by a Third Party with respect to units of Licensed Product sold or administered hereunder during the Term prior to the effective date of expiration of this Agreement; provided that any decisions or determinations made by the JIPWG under such Section shall be made mutually by the Parties), Section 11.16.2 (with respect to any enforcement actions initiated under Section 11.16.2 prior to the effective date of expiration of this Agreement; provided that any decisions or determinations made by the JIPWG under such Section shall be made mutually by the Parties), Section 12.6, Section 13.1, Section 13.2, Section 13.3 (with respect to any Shared Losses for any units of Licensed Product sold or administered hereunder during the Term prior to the effective date of expiration of this Agreement), Section 13.4, Section 13.5, Section 14.7.1, Section 14.7.5, Section 14.7.6, Section 14.8, Section 14.9.1, this Section 14.9.2, Section 16.1 (for the time period set forth therein), Section 16.2 (for the time period set forth in Section 16.1), Section 16.3.3, Section 16.4 and Section 16.5, and Article 1 (to the extent necessary to interpret the other surviving provisions) and Article 15 of this Agreement shall survive the expiration of this Agreement.
14.9.3Without limiting the foregoing, Section 3.4 (with respect to any sharing or reimbursement obligation for any Joint Development Costs incurred prior to the effective date of termination of this Agreement (including the various provisions of the Agreement that address amounts to be included in (or excluded from) such Joint Development Costs and the calculation of such Joint Development Costs)), Section 3.10.1 (for the time period set forth therein), Section 3.14 (solely clause (ii) of the fourth sentence thereof, with respect to ownership and assignment of intellectual property rights as set forth therein), Section 4.4 (solely the last sentence therein), Section 4.7 (with respect to any units of Licensed Product sold or administered hereunder (a) during the Term prior to the effective date of termination of this Agreement or (b) by or on behalf of BMS pursuant to Section 14.7.3(c) or Section 14.7.3(d) during the period set forth therein, as applicable), Section 5.8 (with respect to any sharing or reimbursement obligation for any Joint Commercialization Costs incurred prior to the effective date of termination of this Agreement (including the various provisions of the Agreement that address amounts to be included in (or excluded from) such Joint Commercialization Costs and the calculation of such Joint Commercialization Costs)), Section 10.5 (with respect to any sharing or reimbursement obligation for any Net Profit/Losses received or incurred prior to the effective date of termination of this Agreement (including the various provisions of the Agreement that address amounts to be included in (or excluded from) such Net Profit/Losses and the calculation of such Net Profit/Loss) and, in furtherance thereof, the Parties shall conduct a final reconciliation in accordance with the provisions of Section 10.5 as promptly as practicable following the effective date of termination of this Agreement), Section 10.6 (with respect to any sharing or reimbursement obligation for any Joint Development Costs incurred prior to the effective date of termination of this Agreement (including the various provisions of the Agreement that address amounts to be included in (or excluded from) such Joint Development Costs and the calculation of such Joint Development Costs) and, in furtherance thereof, the Parties shall conduct a final reconciliation in accordance with the provisions of Section 10.6 as promptly as practicable following the effective date of termination of this Agreement), Section 10.7 through Section 10.13 (with respect to any applicable payment, sharing or reimbursement obligations that survive termination in accordance with this Section 14.9.3), Section 10.12.1 (including Schedule 10.12.1), Section 10.14 (for the time period set forth therein), Section 10.15 (for the time period set forth therein), Section 10.16 (for the time period set forth in Section 16.1), Section 10.17, Section 10.18, Section 11.1.4, Section 11.4.1 (solely clause (b) thereof), Section 11.6, Section 11.9, Section 11.12 (with respect to any enforcement actions initiated under Section 11.12.2 prior to the effective date of termination of this Agreement; provided that any decisions or determinations made by the JIPWG under such Section shall be made mutually by the Parties), Section 11.14 (with respect to claims made under Section 11.14 by a Third Party with respect to units of Licensed Product sold or administered hereunder (a) during the Term prior to the effective date of termination of this Agreement or (b) by or on behalf of BMS pursuant to Section 14.7.3(c) or Section 14.7.3(d) during the period set forth therein, as applicable; provided that any decisions or determinations made by the JIPWG under such Section shall be made mutually by the Parties), Section 11.16.2 (with respect to any enforcement actions initiated under Section 11.16.2 prior to the effective date of termination of this Agreement; provided that any decisions or determinations made by the JIPWG under such Section shall be made mutually by the Parties), Section 12.6, Section 13.1, Section 13.2, Section 13.3 (with respect to any Shared Losses for any units of Licensed Product sold or administered hereunder (a) during the Term prior to the effective date of termination of this Agreement or (b) by or on behalf of BMS pursuant to Section 14.7.3(c) or Section 14.7.3(d) during the period set forth therein, as applicable), Section 13.4, Section 13.5, Section 14.7, Section 14.8, Section 14.9.1, this Section 14.9.3, Section 16.1 (for the time period set forth therein), Section 16.2 (for the time period set forth in Section 16.1), Section 16.3.3, Section 16.4 and Section 16.5, and Article 1 (to the extent necessary to interpret the other surviving provisions) and Article 15 of this Agreement shall survive the termination of this Agreement for any reason.
Article 15
MISCELLANEOUS
15.1Force Majeure. Neither Party shall be held liable or responsible to the other Party or be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement if such failure or delay is caused by or results from events beyond the reasonable control of the non-performing Party, including fires, floods, earthquakes, hurricanes, embargoes, shortages, epidemics, pandemics, quarantines, war, acts of war (whether war be declared or not), terrorist acts, insurrections, riots, civil commotion, strikes, lockouts or other labor disturbances (whether involving the workforce of the non-performing Party or of any other Person), acts of God or acts, omissions or delays in acting by any Governmental Authority (including any Regulatory Authority), in each case, except to the extent such delay results from the breach by the non-performing Party or any of its Affiliates of any term or condition of this Agreement. The non-performing Party shall notify the other Party in writing of such force majeure within [***] after such occurrence stating the nature of the event, its anticipated duration and any action being taken to avoid or minimize its effect. The suspension of performance shall be of no greater scope and no longer duration than is necessary and the non-performing Party shall use commercially reasonable efforts to remedy its inability to perform.
15.2Export Control. This Agreement is made subject to any restrictions concerning the export of products or technical information from the United States or other countries that may be imposed on the Parties from time to time. Each Party shall not export, directly or indirectly, any technical information acquired from the other Party under this Agreement or any products using such technical information to a location or in a manner that at the time of export requires an export license or other governmental approval, without first obtaining the written consent to do so from the appropriate agency or other governmental entity in accordance with Applicable Law.
15.3Assignment; Change of Control.
15.3.1Except as provided in Section 11.4 and Section 11.5, without the other Party’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, neither Party shall sell, transfer, assign, delegate, pledge, or otherwise dispose of, whether voluntarily, involuntarily, by operation of law or otherwise, this Agreement or any of its rights or duties hereunder; provided that (a) either Party shall have the right, without such consent, to perform any or all of its obligations and exercise any or all of its rights under this Agreement through any of its Affiliates (in accordance with Section 15.14), (b) either Party may assign this Agreement in its entirety without such consent to any of its Affiliates that is classified as a U.S. corporation (or entity disregarded as separate from an entity classified as a U.S. corporation) or a partnership in which all partners are classified as U.S. corporations (or entities disregarded as separate from entities classified as a U.S. corporation), in each case for U.S. federal income tax purposes, and (c) either Party may assign or transfer (by operation of law or otherwise) this Agreement in its entirety in connection with a Change of Control without the other Party’s consent (provided, however, that the party to this Agreement remains an entity classified as a U.S. corporation (or entity disregarded as separate from an entity classified as a U.S. corporation) or a partnership in which all partners are classified as U.S. corporations (or entities disregarded as separate from entities classified as a U.S. corporation), in each case for U.S. federal income tax purposes). With respect to an assignment to an Affiliate, the assigning Party shall remain responsible for the performance by such Affiliate of the rights and obligations hereunder. Any attempted assignment or delegation in violation of this Section 15.3 shall be void and of no effect. All validly assigned and delegated rights and obligations of the Parties hereunder shall be binding upon and inure to the benefit of and be enforceable by and against the successors and permitted assigns of BioNTech or BMS, as the case may be. The permitted assignee or transferee shall assume all obligations of its assignor or transferor under this Agreement.
15.3.2In the event of a Change of Control of BioNTech, BioNTech shall, during the period between the signing and closing of the relevant transaction, cause the Acquiror to execute such documents, including delegations, powers of attorneys, etc., and take such other actions, in each case, as requested by BMS in accordance with BioNTech’s obligations under Section 4.5.
15.4Severability. If, under Applicable Law, any one or more of the provisions of this Agreement is held to be invalid, illegal or unenforceable at law or in equity in any court of competent jurisdiction or by Neutrals / arbitrators / arbitral tribunal and if the rights or obligations of either Party will not be materially and adversely affected thereby, (a) such invalid, illegal or unenforceable provision(s) shall be considered severed from this Agreement with respect to such jurisdiction, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision(s) had never comprised a part hereof and (c) the Parties shall make a good faith effort to replace any invalid, illegal or unenforceable provision(s) with a valid, legal and enforceable provision(s) such that the objectives contemplated by the Parties when entering this Agreement may be realized (and, to the extent the Parties agree to a replacement provision, the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the invalid, illegal or unenforceable provision(s) or by its or their severance herefrom). To the fullest extent permitted by Applicable Law, each Party hereby waives any provision of law that would render any provision hereof invalid, illegal or unenforceable in any respect.
15.5Notices.
15.5.1Notice Requirements. Any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Agreement shall be in writing, shall refer specifically to this Agreement and shall be deemed given only if delivered by hand or delivered by internationally recognized overnight delivery service that maintains records of delivery, addressed to the applicable Party at its respective addresses specified in Section 15.5.2 or to such other address as the Party to whom notice is to be given may have provided to the other Party in accordance with this Section 15.5.1. Such notice shall be deemed to have been given as of the date delivered by hand or on [***] (at the place of delivery) after deposit with an internationally recognized overnight delivery service. This Section 15.5.1 is not intended to govern the day-to-day business communications necessary between the Parties in performing their obligations under the terms of this Agreement.
15.5.2Address for Notice.
If to BMS, to:

[***]

with a copy (which shall not constitute notice) to:

[***]

If to BioNTech, to:

[***]

with a copy (which shall not constitute notice) to:
[***]

15.6Governing Law. This Agreement, and the performance, enforcement, breach or termination thereof, shall be interpreted, governed by and construed in accordance with the laws of the state of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction. The Parties agree to exclude the application to this Agreement of the United Nations Convention on Contracts for the International Sale of Goods.
15.7Dispute Resolution.
15.7.1Disputes. Except for disputes resolved by the procedures set forth in Section 8.7.4 (with respect to matters within the purview of the JSC or other Committee or Working Group), Section 10.15.2 (with respect to disputes regarding audits conducted pursuant to Section 10.15.1), and as otherwise provided in Article IV of Schedule 10.12.1, if a dispute arises between the Parties in connection with or relating to this Agreement or any document or instrument delivered in connection herewith (a “Dispute”), it shall be resolved pursuant to this Section 15.7. Any Dispute shall first be referred to senior executives of the Parties, who shall confer in good faith on the resolution of the issue. Any final decision mutually agreed to by the senior executives in writing shall be conclusive and binding on the Parties. If the senior executives are not able to agree on the resolution of any such issue within [***] (or such other period of time as mutually agreed by the senior executives) after such issue was first referred to them, then, except as otherwise set forth in Section 15.7.2, either Party may, by written notice to the other Party, elect to initiate an alternative dispute resolution (“ADR”) proceeding pursuant to the procedures set forth in Section 15.7.3 for purposes of having the matter settled.
15.7.2Intellectual Property Disputes. If a Dispute arises with respect to the validity, enforceability or patentability of any Patent, trademark or copyright rights, and such Dispute cannot be resolved in accordance with Section 15.7.1, unless otherwise agreed by the Parties in writing, such Dispute shall not be submitted to an ADR proceeding in accordance with Section 15.7.3 and instead, either Party may initiate litigation in a court of competent jurisdiction, notwithstanding Section 15.6, in any country or other jurisdiction in which such rights apply.
15.7.3ADR. Any ADR proceeding under this Agreement shall take place pursuant to the procedures set forth in (a) with respect to any Disputes under Section 11.9, Article 10 (other than Section 10.12, which Disputes shall be handled pursuant to Article IV of Schedule 10.12.1), Article 13, or Article 14 (including that if a Party provides a Termination Notice for this Agreement pursuant to Section 14.2 due to material breach of this Agreement by the other Party, and the other Party initiates a dispute resolution procedure under this Section 15.7 in accordance with the provisions of Section 14.2, then the determination as to whether there was a material breach of this Agreement for purposes of termination under Section 14.2, and any consequences, effects or remedies, including damages, in connection therewith, shall be included as a Dispute under this clause (a), regardless of the provisions of this Agreement that gave rise to the alleged material breach of this Agreement), Schedule 15.7.3(A) or (b) with respect to any other Disputes, Schedule 15.7.3(B). The Parties agree that any dispute concerning the propriety of the commencement of an ADR proceeding (including any dispute as to whether the Dispute should be resolved pursuant to Schedule 15.7.3(A) or Schedule 15.7.3(B), as applicable) or the scope and applicability of the ADR agreement shall be determined, before any determination of the substantive Dispute under either Schedule, by the Neutrals pursuant to Schedule 15.7.3(B), which decision shall be final and binding on the Parties.
15.7.4Adverse Ruling. Any determination pursuant to this Section 15.7 that a Party is in material breach of this Agreement or otherwise in material breach of its obligations hereunder or shall specify a (nonexclusive) set of actions to be taken to cure such material breach, if feasible.
15.7.5Interim Relief. Notwithstanding anything herein to the contrary, nothing in this Section 15.7 shall preclude either Party from seeking interim or provisional relief, including a temporary restraining order, preliminary injunction or other interim equitable relief concerning a Dispute, if necessary to protect the interests of such Party. This Section 15.7.5 shall be specifically enforceable.
15.7.6Equitable Remedies. Notwithstanding anything to the contrary herein, the Parties do not intend to deprive any court of its jurisdiction to issue, at the request of a Party, a pre-arbitral injunction, pre-arbitral attachment or other order to avoid irreparable harm, maintain the status quo, preserve the subject matter of any Dispute, or aid the arbitration proceedings and the enforcement of any award. Without prejudice to such provisional or interim remedies in aid of arbitration as may be available under the jurisdiction of a competent court, the Neutrals / arbitral tribunal will have full authority to grant provisional or interim remedies and to award damages for the failure of any Party to the dispute to respect the Neutrals’ / arbitral tribunal’s order to that effect.
15.8Entire Agreement; Amendments.
15.8.1This Agreement, together with the attached Schedules, and the Ancillary Agreements, sets forth and constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and all prior agreements, understandings, promises and representations, whether written or oral, with respect thereto are superseded hereby. In the event of any inconsistencies between this Agreement and any Schedules or other attachments hereto or any Ancillary Agreement, the terms of this Agreement shall control; provided, however, that, in the event of any inconsistency between this Agreement and the terms of the Pharmacovigilance Agreement, the Pharmacovigilance Agreement shall control to the extent related to pharmacovigilance matters associated with any Licensed Antibody or Licensed Product and this Agreement shall control with respect to any other matters. The Parties hereby agree and acknowledge that this Agreement amends and restates the Original Agreement in its entirety and the Original Agreement is replaced with, and superseded by, this Agreement, and any activities conducted under the Original Agreement shall be deemed to have been conducted under this Agreement (including that any claims for breach of, or indemnification under, the Original Agreement may be brought under this Agreement).
15.8.2No amendment, modification, release or discharge of this Agreement shall be binding upon the Parties unless in writing and duly executed by an authorized representative of each Party.
15.9English Language. This Agreement shall be written and executed in, and all other communications under or in connection with this Agreement shall be in, the English language. Any translation into any other language shall not be an official version thereof, and in the event of any conflict in interpretation between the English version and such translation, the English version shall control.

15.10Equitable Relief. Each Party acknowledges and agrees that the provisions of Section 9.1, Article 11 and Article 16 are reasonable and necessary to protect the legitimate interests of the other Party and that such other Party would not have entered into this Agreement in the absence of such provisions and that any breach or threatened breach of any provision of such Section or Articles will result in irreparable injury to such other Party for which there will be no adequate remedy at law. In the event of a breach or threatened breach of any provision of such Section or Articles, the non-breaching Party shall be authorized and entitled to seek from any court of competent jurisdiction injunctive relief, whether preliminary or permanent, specific performance and an equitable accounting of all earnings, profits and other benefits arising from such breach, which rights shall be cumulative and in addition to any other rights or remedies to which such non-breaching Party may be entitled in law or equity. Each Party hereby waives any requirement that the other (a) post a bond or other security as a condition for obtaining any such relief and (b) show irreparable harm, balancing of harms, consideration of the public interest or inadequacy of monetary damages as a remedy. Nothing in this Section 15.10 is intended or should be construed, to limit either Party’s right to equitable relief or any other remedy for a breach of any other provision of this Agreement.
15.11Waiver and Non-Exclusion of Remedies. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. The waiver by either Party of any right or of the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right or of any other breach or failure by such other Party whether of a similar nature or otherwise. The rights and remedies provided in this Agreement are cumulative and do not exclude any other right or remedy provided by Applicable Law or otherwise available except as expressly provided herein.
15.12No Benefit to Third Parties. The covenants and agreements set forth in this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and they shall not be construed as conferring any rights on any other Persons, other than with respect to any invoices from and payments to BioNTech SE under Article 10.
15.13Further Assurance. Each Party shall duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further ministerial, administrative or similar acts and things, including the filing of such assignments, agreements, documents and instruments, as may be necessary or as the other Party may reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes hereof, or to better assure and confirm unto such other Party its rights and remedies under this Agreement.
15.14Performance by Affiliates. BMS may use one or more of its Affiliates to perform its obligations and duties hereunder and such BMS Affiliates are expressly granted the applicable rights herein; provided that each such Affiliate shall be bound by BMS’s corresponding obligations and BMS shall remain liable hereunder for the prompt payment and performance of all their respective obligations hereunder. BioNTech may use one or more of its Affiliates to perform its obligations and duties hereunder and such BioNTech Affiliates are expressly granted the applicable rights herein; provided that each such Affiliate shall be bound by BioNTech’s corresponding obligations and BioNTech shall remain liable hereunder for the prompt payment and performance of all their respective obligations hereunder.
15.15Relationship of the Parties. Except as provided in Section 10.12.1, it is expressly agreed that BioNTech, on the one hand, and BMS, on the other hand, shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency. Neither BioNTech, on the one hand, nor BMS, on the other hand, shall have the authority to make any statements, representations or commitments of any kind, or to take any action that is binding on the other Party without the prior written consent of the other Party to do so. All individuals employed by a Party shall be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such first Party.
15.16References. Unless otherwise specified, (a) references in this Agreement to any Article, Section or Schedule shall mean references to such Article, Section or Schedule of this Agreement, (b) references in any Section to any clause are references to such clause of such Section and (c) references to any agreement, instrument, or other document in this Agreement refer to such agreement, instrument, or other document as originally executed or, if subsequently amended, replaced, or supplemented from time to time, as so amended, replaced, or supplemented and in effect at the relevant time of reference thereto.
15.17Construction. Except where the context otherwise requires, wherever used, the singular shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders and the word “or” is used in the inclusive sense (and/or). Whenever this Agreement refers to a number of days, unless otherwise specified, such number refers to calendar days. The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including,” “include,” or “includes” as used herein shall mean including, without limiting the generality of any description preceding such term. All references to “will” are interchangeable with the word “shall” and shall be understood to be imperative or mandatory in nature. The language of this Agreement shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction shall be applied against either Party. Each Party represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in the drafting hereof. In interpreting and applying the terms and provisions of this Agreement, the Parties agree that no presumption will apply against the Party that drafted such terms and provisions.
15.18Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by PDF format via email or other electronically transmitted signatures and such signatures shall be deemed to bind each Party as if they were original signatures.
Article 16
CONFIDENTIALITY AND NON-DISCLOSURE
16.1Obligations.
16.1.1Definitions. “Confidential Information” means all Know-How or other proprietary information and data of a financial, commercial, business, operational or technical nature including proprietary information and materials (whether or not patentable) regarding or embodying such Party’s or its Affiliates’ technology, products, business information or objectives that is disclosed by or on behalf of a Party (the “Disclosing Party”) or any of its Affiliates or otherwise made available to the other Party (the “Receiving Party”) or any of its Affiliates, in each case in connection with this Agreement (including, for clarity, in connection with the Original Agreement) (including under the Prior CDA) or any Ancillary Agreement, whether made available orally, visually, in writing, electronic or any other form. Notwithstanding the foregoing, (a) all BioNTech Product Know-How specifically relating to any Licensed Antibody or Licensed Product, (b) all Know-How created, generated or conceived under this Agreement (including, for clarity, under the Original Agreement) by or on behalf of either Party (“Collaboration Know-How”) that is either (i) jointly owned by the Parties pursuant to the terms of this Agreement

(including, for clarity, pursuant to the Original Agreement, as applicable), including Joint Know-How or (ii) specifically pertains to the Joint Development Plan or the Interim Joint Development Plan (as defined in the Original Agreement), the Global Commercialization Strategy, the Global Regulatory Strategy, Pre-Commercialization Scientific Publication Strategy, Post-Commercialization Scientific Publication Strategy, the Co-Commercialization Plan, the Independent Development Plans, or meeting minutes of the JSC, JCC, JDC, JMC, and any other Committee (clauses (a) and (b), collectively, “Collaboration Information”), and (c) the terms of this Agreement and any Ancillary Agreement, in each case ((a), (b) and (c)), shall be deemed both Parties’ Confidential Information (and both Parties shall be the Disclosing Party with respect thereto). Notwithstanding the Party that initially discloses the information to the other Party, excluding any Collaboration Information (which is Confidential Information of both Parties as set forth above), (x) all Collaboration Know-How solely owned by BioNTech pursuant to the terms of this Agreement (including, for clarity, pursuant to the terms of the Original Agreement), including BioNTech Collaboration Know-How, shall constitute the Confidential Information of BioNTech and BioNTech shall be considered the Disclosing Party in relation thereto, and (y) all Collaboration Know-How solely owned by BMS pursuant to the terms of this Agreement (including, for clarity, pursuant to the terms of the Original Agreement), including BMS Collaboration Know-How, shall constitute the Confidential Information of BMS and BMS shall be considered the Disclosing Party in relation thereto.
16.1.2Confidentiality and Non-Use Obligations. Subject to the other provisions of this Article 16, commencing as of the Effective Date and thereafter during the Term and for [***] thereafter:
(a)the Receiving Party shall maintain all Confidential Information of the Disclosing Party in confidence and, except to the extent expressly authorized by this Agreement, not publish or otherwise disclose any Confidential Information of the Disclosing Party to a Third Party;
(b)the Receiving Party will treat all Confidential Information of the Disclosing Party with the same degree of care as the Receiving Party uses for its own similar information, but in no event less than a reasonable degree of care;
(c)the Receiving Party may only use any Confidential Information of the Disclosing Party for the purposes authorized by this Agreement, including for the exercise of the rights and licenses granted to such Party under this Agreement; and
(d)each Receiving Party will promptly notify the Disclosing Party of any misuse or unauthorized disclosure of the Confidential Information of the Disclosing Party.
16.1.3Exceptions. The obligations of confidentiality and non-use of a Receiving Party with respect to the Confidential Information of such Disclosing Party shall not apply with respect to any information:
(a)is known by the Receiving Party or any of its Affiliates without an obligation of confidentiality at the time of disclosure by or on behalf of the Disclosing Party, and not through a prior disclosure by or on behalf of the Disclosing Party, as documented by the Receiving Party’s business records (provided that this clause (a) shall not apply to Collaboration Information);
(b)is generally available to the public or otherwise is part of the public domain before its disclosure by the Disclosing Party;

(c)became generally available to the public or otherwise part of the public domain after its disclosure by the Disclosing Party and other than through any act or omission of the Receiving Party or any of its Affiliates or authorized recipients from a Receiving Party in breach of this Agreement;
(d)is subsequently disclosed to the Receiving Party or any of its Affiliates without obligation of confidentiality by a Third Party who may rightfully do so and is not under a conflicting obligation of confidentiality to the Disclosing Party; or
(e)is developed by the Receiving Party or any of its Affiliates independently and without direct or indirect use of or reference to any Confidential Information of the Disclosing Party, as documented by the Receiving Party’s contemporaneous written records.
No combination of features or disclosures will be deemed to fall within the foregoing exclusions merely because individual features are published or available to the general public or in the rightful possession of the Receiving Party, unless the combination itself and principle of operation are published or available to the general public or in the rightful possession of the Receiving Party.
16.1.4Authorized Use and Disclosure. Notwithstanding the obligations set forth in Section 16.1.2, the Receiving Party may disclose the Confidential Information of the Disclosing Party to the extent such Confidential Information:
(a)is disclosed to governmental or other regulatory agencies in order to obtain Patents in relation to the Licensed Products, to gain or maintain approval to conduct clinical trials for Licensed Products, or to market Licensed Products, in each case, in accordance with this Agreement; provided that such disclosure may be only to the extent reasonably necessary to obtain Patents or authorizations in accordance with the provisions of this Agreement;
(b)is disclosed pursuant to and in accordance with Section 16.3;
(c)is deemed necessary by a Party to be disclosed to its Affiliates, permitted sublicensee(s) and subcontractor(s), agent(s), consultant(s) or other Third Parties (including, any bona fide potential acquirors or other successors in interest, private investors, financing sources, advisory boards, managed care organizations, and non-clinical and clinical investigators, and, in the case of BioNTech, any BioNTech Third Party Designees) for the performance of Development, Manufacturing, Commercialization or other Exploitation of Licensed Antibodies or Licensed Products, or for such entities to determine their interest in performing such activities, in accordance with this Agreement on the conditions that (i) such Third Parties agree in writing to be bound by confidentiality and non-use obligations that are no less stringent than those confidentiality and non-use provisions contained in this Agreement, and (ii) each Party will remain responsible for any failure to treat such Confidential Information as required under this Article 16 by its Affiliates, sublicensee(s), subcontractor(s), agent(s), or other Third Parties to whom such Party discloses the Confidential Information of the other Party;
(d)is deemed necessary by legal counsel to the Receiving Party to be disclosed to such Party’s external attorneys, independent accountants or financial advisors for the sole purpose of enabling such attorneys, independent accountants or financial advisors to provide advice to the Receiving Party, on the condition that such attorneys, independent accountants and financial advisors agree to be bound by confidentiality and non-use obligations that are no less stringent than those confidentiality and non-use provisions contained in this Agreement;

(e)with respect to Joint Know-How (and, for clarity, without limiting any other rights to disclose Joint Know-How in accordance with the other provisions of this Section 16.1.4), is disclosed to (i) Governmental Authorities or other regulatory agencies in order to obtain Joint Patents in accordance with this Agreement; provided that such disclosure may be only to the extent reasonably necessary to obtain such Joint Patents in accordance with the provisions of this Agreement, or (ii) actual or bona fide potential collaborator(s), licensee(s), sublicensee(s), contractor(s), agent(s) or consultant(s) in connection with a Party’s exercise of its rights to use the Joint Know-How as set forth in Section 11.9.2 on the condition that (A) such actual or potential collaborators, licensees, sublicensees, contractors, agents or consultants agree in writing to be bound by confidentiality and non-use obligations that are no less stringent than those confidentiality and non-use provisions contained in this Agreement, and (B) each Party will remain responsible for any failure to treat such Confidential Information as required under this Article 16 by its collaborator(s), licensee(s), sublicensee(s), contractor(s), agent(s) or consultant(s) to whom such Party discloses the Joint Know-How;
(f)is made by BMS to Governmental Authorities in order to obtain marketing approval or other regulatory approval (including pricing and reimbursement approval) for a BMS Proprietary Collaboration Asset for use in a BMS Proprietary Combination Therapy, but, in each case, such disclosures may be made only to the extent reasonably necessary to obtain such marketing approval or other regulatory approval; or
(g)is made by BioNTech to Governmental Authorities in order to obtain marketing approval or other regulatory approval (including pricing and reimbursement approval) for a BioNTech Proprietary Collaboration Asset for use in a BioNTech Proprietary Combination Therapy, but, in each case, such disclosures may be made only to the extent reasonably necessary to obtain such marketing approval or other regulatory approval.
16.1.5Prior CDA. This Agreement supersedes that certain Mutual Confidentiality Agreement, dated as of [***], by and between BioNTech US Inc. and Bristol-Myers Squibb Company (as the same may be amended, the “Prior CDA”) with respect to any information disclosed thereunder. All information exchanged between the Parties under the Prior CDA shall be deemed Confidential Information of the Disclosing Party and shall be subject to the terms and conditions of this Article 16.
16.2Disclosures Required by Law. If (a) a Party is required by Applicable Law or judicial or administrative process to disclose Confidential Information of the other Party that is subject to the non-disclosure provisions of Section 16.1 or (b) Confidential Information of the other Party is deemed necessary by a Party to be disclosed in connection with any prosecution or litigation actions or defenses undertaken pursuant to and in accordance with the terms of this Agreement, in each case of (a) and (b), such Party may disclose such Confidential Information only to the extent so required to be disclosed in the opinion of its legal counsel; provided that such Party shall (i) promptly (and where permissible under Applicable Law, prior to any such disclosure) inform the other Party of the disclosure that is being sought in order to provide such other Party an opportunity to challenge or limit the disclosure obligations, and (ii) reasonably assist the other Party in challenging or limiting such disclosure obligations. Confidential Information that is disclosed as required by Applicable Law or by such judicial or administrative process or such prosecution or litigation actions or defenses shall remain otherwise subject to the confidentiality and non-use provisions of Section 16.1, and the Party so disclosing Confidential Information shall take all steps reasonably necessary, including obtaining an order of confidentiality, to ensure the continued confidential treatment of such Confidential Information.

16.3Publications.
16.3.1Either (a) the JDC, prior to approval of the initial Co-Commercialization Plan in accordance with Section 5.3.1, or (b) the JCC, from and after the approval of the initial Co-Commercialization Plan in accordance with Section 5.3.1, as applicable, subject to Good Publication Practice and in consultation with the JMAWG, shall [***] discuss and approve the publication strategy for the publication of manuscripts, abstracts, presentations or other articles in scientific or medical journals or at scientific or medical conferences, publicly available clinical trial or regulatory data submissions to governments (including www.clinicaltrials.gov) and other disclosure relating to any Licensed Antibody or Licensed Product [***], including objectives and timing of targeted journals, taking into consideration the need to protect Confidential Information and intellectual property rights of the Parties; provided, however, that, with respect to the foregoing clause (b), members of the JCC who are directly involved in the sales or marketing of the Licensed Product shall not be involved in such review or approval. The Parties shall work collaboratively with each other with respect to any publications in medical journals or other scientific publications.
16.3.2[***], neither Party (nor its Affiliates nor its or their respective employees, consultants, or clinical or non-clinical investigators affiliated with such Party) shall have the right to publish manuscripts, abstracts, presentations or other articles in scientific journals or at scientific conferences relating to any Licensed Antibody or Licensed Product without obtaining the prior written consent of the other Party, not to be unreasonably withheld, conditioned or delayed.
16.3.3If either Party (or its Affiliates or its or their respective employees, consultants, or clinical or non-clinical investigators affiliated with such Party) desires to make a publication or presentation relating to any Licensed Antibody or Licensed Product, such Party shall provide a copy of the proposed publication or presentation (including any oral presentations or abstracts, or submissions to a journal, editor, meeting, seminar or other Third Party) to the other Party at least [***] prior to submission to a conference or [***] prior to submission for any other publication or presentation, including to a journal. The reviewing Party shall respond in writing promptly (and, in any event, no later than within [***]; provided that with respect to submissions to a conference, such response shall be made within [***]) after receipt of the proposed publication or presentation, which response may include one or more of the following: (a) comments on the proposed publication or presentation, which the publishing or presenting Party shall consider in good faith; (b) a specific statement of concern based upon the need to seek patent protection or block publication if a Party reasonably determines that the proposed disclosure contains or describes intellectual property that should be maintained as a trade secret to protect any Licensed Antibody or Licensed Product; or (c) an identification of the reviewing Party’s Confidential Information (other than any Confidential Information of both Parties) that is contained in such proposed publication or presentation, which, if requested by the reviewing Party, shall be removed by the publishing or presenting Party to prevent disclosure of Confidential Information of the reviewing Party prior to submission of such publication or presentation. In the event of concern over patent protection, to the extent the other Party has the right to seek patent protection pursuant to this Agreement for such Confidential Information of the other Party, the publishing or presenting Party shall delay submission of such publication or presentation for a period of up to [***] (as requested by the other Party), to enable patent applications protecting each Party’s rights in such information to be filed in accordance with the terms and conditions of this Agreement. In the event of concern over whether maintaining a trade secret would be a priority, the Parties shall meet to discuss in good faith the content of the proposed publication or presentation as it relates to such trade secret, including whether the publishing or presenting Party should abandon such proposed publication or presentation in order to maintain the disclosed information as a trade secret.

16.4Public Announcements. The Parties agree that the public announcement by the Parties of the execution of the Original Agreement in the form of the press release attached as Schedule 16.4 was previously made following the Effective Date. Neither Party shall issue any other public announcement, press release or other public disclosure concerning the terms of this Agreement, or the transactions described herein or therein, without the other Party’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided that this Section 16.4 shall not preclude a Party from making any such public disclosure that is, in the opinion of the issuing Party’s legal counsel, required by Applicable Law or the rules of a stock exchange on which the securities of the issuing Party (or, if applicable, a parent of such Party) are listed (or to which an application for listing has been submitted); provided that, with respect to any such public disclosure (including the filing or other disclosure of the Original Agreement or this Agreement) (a) such issuing Party shall submit to the other Party in writing the proposed disclosure as far in advance as reasonably practicable (and at least [***] prior to the anticipated date of disclosure unless otherwise required by Applicable Law) so as to provide a reasonable opportunity to comment thereon (and the issuing Party shall consider such other Party’s comments in good faith); (b) the reason such disclosure is required by Applicable Law or the rules of the applicable stock exchange; and (c) the expected time and place the disclosure will be made; provided, further, that if such required disclosure includes a filing or other disclosure of the Original Agreement or this Agreement, the issuing Party shall also submit a proposed redacted form of the Original Agreement or this Agreement, as applicable, to the other Party and shall submit a confidential treatment request (or equivalent protection in a country other than the U.S.) in connection with such disclosure. The issuing Party shall consider in good faith any comments received from the other Party with respect to such disclosure; provided, however, that any redacted form of the Original Agreement or this Agreement to be so disclosed shall be mutually agreed by the Parties. Neither Party shall be required to seek the permission of the other Party to disclose any information regarding the terms of the Original Agreement or this Agreement (or any amendment hereto or thereto), as applicable, that has already been publicly disclosed by such Party or by the other Party in accordance with this Section 16.4; provided that such disclosure remains accurate as of such time, is presented in substantially the same context and does not exceed the scope of such prior public disclosure.
16.5Use of Name. Except as may otherwise be provided herein, neither Party or its Affiliates may use the other Party’s (or its Affiliates’) name, trademark, trade name or logo in any publicity, promotion, news release or disclosure relating to the Original Agreement or this Agreement or its respective subject matter, except (a) as required by Applicable Law; or (b) otherwise as agreed in writing by such other Party.
[SIGNATURE PAGE FOLLOWS.]

THIS AGREEMENT is executed by the authorized representatives of the Parties as of the Amended Effective Date.

BIONTECH US, INC.	BRISTOL-MYERS SQUIBB COMPANY
By: /s/ Richard Gaynor Name: Richard Gaynor Title:President	By: /s/ David V. Elkins Name: David V. Elkins Title: EVP & CFO

BIONTECH US, INC.
By: /s/ Zoey Neuenschwander Name: Zoey Neuenschwander Title: Assistant Secretary Solely with respect to Sections 10.1 through 10.4:
BIONTECH SE
By: /s/ Ugur Sahin Name: Ugur Sahin Title: CEO
BIONTECH SE
By: /s/ James Ryan Name: James Ryan Title: CLO and CBO
[Signature Page to Amended and Restated Global Co-Development and Co-Commercialization Agreement]

Schedule 1.10

BioNTech Existing CMO Agreements

[***]

Schedule 1.11

Existing BioNTech In-License Agreements

[***]

Schedule 1.16

Existing BioNTech Product Patents

[***]

Schedule 1.100(A)

BioNTech Knowledge

[***]

Schedule 1.100(B)

BMS Knowledge

[***]

Schedule 1.103(A)

BNT327

[***]

[***]

[***]

[***]

Schedule 3.1.5

Initial Joint Development Plan

[***]

[***]

[***]

[***]

[***]

[***]

[***]

Schedule 3.5.5(A)

[***]

[***]

Schedule 3.5.5(B)

Initial BMS Independent Development Plan

[***]

Schedule 3.7

Mechanisms for Competitively Sensitive Information

[***]

Schedule 3.9

Animal Care and Use Guidelines

[***]

Schedule 3.11

Terms for Third Party Inbound Combination Trial Agreements

[***]

[***]

[***]

[***]

Schedule 4.2.5

Regulatory Documentation for Independent Trials

[***]

Schedule 7.5.4

Commercial Supply Agreement Key Terms
[***]

Schedule 8.7.5

Mechanisms for Third Party Agreement Conflict Clearance

[***]

[***]

[***]
[***]

Schedule 10.12.1

Certain Tax Matters

[***]

Schedule 11.5.1

Terms for Third Party Subcontracting Agreements

[***]

Schedule 12.2.10

Unauthorized Activities

[***]

Schedule 12.2.11

Payments Under the Existing BioNTech Agreements

[***]

Schedule 12.2.12

Existing BioNTech Agreements

[***]

Schedule 12.2.16

Existing Regulatory Filings

[***]

Schedule 12.2.18

Additional Licensed Antibodies

[***]

Schedule 12.2.25

Certain Permitted Assets

[***]

Schedule 14.7.2

[***]

[***]

Schedule 14.7.3

Baseball Arbitration

[***]

Schedule 15.7.3(A)
ADR Procedures – AAA Arbitration
[***]

Schedule 15.7.3(B)
ADR Procedures - Neutrals
[***]

Schedule 16.4

Original Agreement Press Release

[***]